=SUBMISSION HEADER================= (PD 2-JUN-2000 02:48:13)==2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ===
=KWATERS===

```
***************************************************************************************
*  IMPORTANT:  Please note the information in the submission header MUST match the information *
*  on the cover page of your filing.  The SEC accepts or suspends filings based upon the      *
*  information in the submission header.  Please carefully check all tags and values,         *
*  as well as the content of your EDGAR proof.                                                *
*                                                                                             *
*  REGISTRANT TRANSMISSION AUTHORIZATION                                                       *
*                                                                                             *
*  [ ] I have reviewed the submission header and find it to be correct.                       *
*  [ ] I have reviewed the submission file and find it to be correct and complete.            *
*  [ ] I have reviewed the electronic HTML proof and find all content including graphics and  *
*      links to be correct.                                                                   *
*  [ ] I authorize Merrill Corporation to transmit this filing to the SEC.                    *
*                                                                                             *
*  Printed Name: _____ Date: _____ Time: _____        *
*                                                                                             *
*  Signature: _____                                       *
*                                                                                             *
***************************************************************************************
```

```
<SUBMISSION>
   <TYPE> S-1/A
   <LIVE>
   <DOCUMENT-COUNT> 12 (12 Edgar Docs, 0 Graphic Docs)
   <FILER>
      <CIK> 0001108782
      <CCC> XXXXXXXX
      <FILE-NUMBER> 333-32376-
   </FILER>
   <SROS> NASD
   <SUBMISSION-CONTACT>
      <NAME> EDGAR Advantage Service Team
      <PHONE> (800) 688 - 1933
   </SUBMISSION-CONTACT>
```

=DOCUMENT 1 HEADER ================= (PD 2-JUN-2000 02:48:13)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS==
<DOCUMENT>
<TYPE> S-1/A
<DESCRIPTION> S-1/A
<FILENAME> s-1a.txt
<TEXT>

<Page>

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY   , 2000

REGISTRATION STATEMENT NO. 333-32376

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARESCIENCE, INC.
(Exact name of Registrant as specified in its charter)

<Table>
<S>   <C>   <C>
    PENNSYLVANIA   7374   23-2703715
(State or other jurisdiction of   (Primary Standard Industrial   (IRS Employer
 incorporation or organization)   Classification Code No.)   Identification Number)
</Table>

3600 MARKET STREET, 6TH FLOOR
PHILADELPHIA, PA 19104
215/387-9401
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

DAVID J. BRAILER
Chairman and Chief Executive Officer
CareScience, Inc.
3600 Market Street, 6th Floor
Philadelphia, PA 19104
215/387-9401

(Name, address, including zip code, and telephone number, including area code,
of agent for service)

Copies to:

<Table>
<S>   <C>
    JOHN F. BALES, III, ESQ.   OTHON A. PROUNIS, ESQ.
  Morgan, Lewis & Bockius LLP   Reboul, MacMurray, Hewitt, Maynard &
     1701 Market Street   Kristol
    Philadelphia, PA 19103   45 Rockefeller Plaza
       215/963-5000   New York, NY 10111
                                         212/841-5700
</Table>

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as
practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered on a
delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. / /

If this Form is filed to register additional securities for an offering
pursuant to Rule 462(b) under the Securities Act, please check the following box
and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act

*** CONTINUED ***
registration statement number of the earlier effective registration statement
for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, check the following box and list the Securities Act
registration statement number of the earlier effective registration statement
for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434,
please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

<Page>
SUBJECT TO COMPLETION, DATED MAY   , 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER
TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE
SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

<Page>
[LOGO]

<R>
 4,000,000 SHARES
</R>

 COMMON STOCK

<R>
 This is the initial public offering of CareScience, Inc., and we are offering
 4,000,000 shares of our common stock. We anticipate that the initial public
 offering price will be between $15.00 and $17.00 per share.
</R>

 We have applied to list our common stock on the Nasdaq National Market under
 the symbol "CARE."

 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
 PAGE 7.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
 COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
 ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
 A CRIMINAL OFFENSE.

<Table>
<Caption>

	PRICE TO PUBLIC	UNDERWRITING DISCOUNTS AND COMMISSIONS	PROCEEDS TO CARESCIENCE
<S>	<C>	<C>	<C>
Per Share	$	$	$
Total	$	$	$
</Table>

<R>
 We have granted the underwriters the right to purchase 600,000 additional
 shares to cover over-allotments.
</R>

 DEUTSCHE BANC ALEX. BROWN

          ROBERTSON STEPHENS

                     THOMAS WEISEL PARTNERS LLC

 The date of this prospectus is   , 2000

<Page>

TABLE OF CONTENTS

<R>
<Table>
<Caption>

</Table>
</R>

<R>
<Table>
<Caption>

</Table>
</R>

     You should rely only on the information contained in this prospectus. We
have not authorized anyone to provide information different from that contained
in this prospectus. We are offering to sell, and seeking offers to buy, shares
of common stock only in jurisdictions where offers and sales are permitted.
Neither the delivery of this prospectus nor the sale of common stock means that
information contained in this prospectus is correct after the date of this
prospectus, except that we will update the prospectus when required by law.

     UNTIL   , 2000, 25 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL
DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT
PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS
ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH
RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

<Page>

PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS
PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD
CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THE
ENTIRE PROSPECTUS, INCLUDING THE RISK FACTORS SECTION STARTING ON PAGE 7 AND THE
FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

OUR BUSINESS

    CareScience provides Internet-based tools designed to improve the quality
and efficiency of health care. Our products apply our proprietary mathematical
and rules-based procedures, which we refer to collectively as clinical
algorithms, to clinical data. We use these clinical algorithms, along with our
data collection and storage technologies, to perform complex clinical analyses.
Our customers use our products to identify clinical inefficiencies and medical
errors and monitor the results of implemented solutions. Additionally, we
facilitate the sharing of clinical information over the Internet among local
health care constituents. We believe our solutions improve our customers'
business performance by:

    - improving clinical processes;

    - lowering the cost of management oversight; and

    - improving the way health care constituents interact.

    We currently sell our products to hospitals, health care systems, health
plans and pharmaceutical manufacturers.

    According to the Health Care Financing Administration, annual health care
spending in the United States exceeds $1.2 trillion and is expected to grow to
$2.2 trillion by 2008. Current on-line efforts are primarily seeking to change
administrative and financial processes, but do not address the significant
majority of health care spending that arises from the process of medical
decision-making, treatment choice and therapeutic efficacy. Moreover, in
addition to being the eighth-leading cause of mortality in the United States,
medical errors add substantial costs to and drive consumer dissatisfaction with
the delivery of care. We estimate that hospitals, health plans and
pharmaceutical companies spend more than $35 billion annually to manage
treatment decisions and attempt to control clinical costs. As inefficiencies
within the health care system consume enormous resources, as well as pose
medical risks to consumers, constituents are seeking to gain control of and
measure clinical processes in order to increase quality and enhance efficiency.

OUR SOLUTION AND PRODUCTS

    We provide an integrated suite of Internet-based products to gather, store,
analyze and disseminate clinical information. We believe our products provide
health care constituents with the most comprehensive, robust and clinically
credible tools for clinical-process management. Our proprietary clinical
algorithms, which we license pursuant to a 30-year exclusive agreement, were
developed at the University of Pennsylvania School of Medicine and The Wharton
School with over $30 million in grants. Our products are described below:

    - CADUCIS.COM enables hospitals, health systems and health plans to
      understand how to improve clinical efficiency and reduce medical errors.
      As an application service provider, we offer our customers cost-effective
      access to remotely hosted data supported by our sophisticated processing
      technology and analysis methods.

    - CARESTANDARD.COM is designed to allow local health care constituents to
      securely share clinical data over the Internet using more than 60
      applications from third-party vendors. We

                                    1

are creating our pilot Care Exchange to enable health care constituents in
Santa Barbara County, California to securely share clinical information.

- CARESCRIPT.COM uses our proprietary databases and analytic tools to enable
  pharmaceutical and biotechnology companies to optimize the drug
  development process.

- CARELEADER.COM, which we expect to introduce in 2001, will support
  physicians at the point of care by allowing them to access their patients'
  clinical data, see the types of treatment that are typically provided to
  comparable patients, identify physicians or hospitals with particular
  experience or outcomes and review their performance relative to peers.

- CARESENSE.COM, which we also expect to introduce in 2001, will allow
  consumers to access information to guide their self-care decisions and to
  support their relationship with their physicians.

                              OUR STRATEGY

    Our objective is to become the leading provider of Internet-based products
to facilitate improvements in health care quality and efficiency. The primary
components of our strategy include:

  - offer community-based solutions;

  - develop new products based on our proprietary knowledge and data assets;

  - cross-sell products;

  - leverage our technology platform; and

  - pursue targeted strategic relationships and acquisitions.

    Our headquarters are located at 3600 Market Street, 6th Floor, Philadelphia,
PA 19104 and our telephone number is 215/387-9401. Our Web site can be found at
CareScience.com. The information contained on our Web site does not constitute
part of this prospectus.

<Page>
                              THE OFFERING

<R>
<Table>
<S>   <C>
Common stock offered by CareScience,
  Inc................................... 4,000,000 shares

Common stock to be outstanding after this
  offering............................... 12,669,351 shares

Use of proceeds.......................... For redemption of mandatorily redeemable preferred stock
                                           and general corporate purposes, including working
                                           capital and expenditures for our new product lines and,
                                           potentially, for acquisitions if such opportunities
                                           arise in the future. See the section entitled Use of
                                           Proceeds for more information.

Proposed Nasdaq National Market symbol.... CARE
</Table>
</R>

<R>
    The number of shares to be outstanding upon completion of this offering is
based on 8,406,851 shares outstanding as of March 31, 2000. The number of shares
outstanding also assumes the redemption for, or conversion into, common stock of
all of our convertible preferred stock outstanding on that date, and excludes
2,548,632 shares of common stock that will be reserved for issuance under our
stock option plans upon completion of this offering, of which 1,727,110 shares
were subject to outstanding options. Our convertible preferred stock will
convert or be redeemed immediately prior to the consummation of this offering
into common stock, resulting in 5,281,451 shares of common stock to be issued
upon conversion of all preferred stock.
</R>

    Please see the section of this prospectus entitled Capitalization for a more
complete discussion regarding the outstanding shares of our common stock and
options to purchase our common stock and other related matters.

                                      3

<Page>

SUMMARY FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

You should read the data set forth below together with our Management's
Discussion and Analysis of Financial Condition and Results of Operations and our
financial statements and related notes included elsewhere in this prospectus.

<R>
<Table>
<Caption>

	YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,	
	1995	1996	1997	1998	1999	1999	2000
						(UNAUDITED)	
STATEMENT OF OPERATIONS DATA:							
Revenues.........................	$ 585	$ 1,116	$ 1,041	$ 2,552	$ 4,351	$ 718	$ 1,629
Gross profit (loss)...............	384	230	(453)	648	1,842	207	603
Operating loss....................	(109)	(2,010)	(4,249)	(4,190)	(3,748)	(1,088)	(1,900)
Net loss(1).......................	(89)	(1,933)	(4,296)	(4,608)	(3,670)	(1,061)	(1,879)
Net loss applicable to common shareholders...................	(89)	(1,933)	(4,296)	(4,617)	(4,071)	(1,155)	(1,994)
Net loss per common share:							
Basic..........................	$(0.02)	$ (0.54)	$ (1.27)	$ (1.36)	$ (1.20)	$ (0.34)	$ (0.59)
Diluted........................	$(0.02)	$ (0.54)	$ (1.27)	$ (1.36)	$ (1.20)	$ (0.34)	$ (0.59)
Weighted average shares outstanding:							
Basic..........................	3,628	3,558	3,388	3,388	3,388	3,388	3,388
Diluted........................	3,628	3,558	3,388	3,388	3,388	3,388	3,388

</Table>
</R>

<R>
<Table>
<Caption>

	MARCH 31, 2000		
	ACTUAL	PROFORMA(2)	PROFORMA AS ADJUSTED(3)
		(UNAUDITED)	
BALANCE SHEET DATA:			
Cash and cash equivalents................................	$ 2,003	$ 2,003	$54,009
Working capital...	(1,560)	(3,015)	50,766
Total assets..	4,512	4,512	56,165
Capital lease obligations, less current portion..........	481	481	481
Mandatorily redeemable preferred stock...................	4,797	4,892	--
Total shareholders' equity..............................	(5,299)	(6,850)	51,470

</Table>
</R>

----

(1) Before accretion of redemption premium on preferred stock.

<R>
(2) Proforma gives effect to;
</R>

<R>
    - the conversion of Series C, D and E Preferred Stock into 5,018,951 shares
      of Common Stock.
</R>

<R>
    - the issuance, upon the conversion of the Series C Preferred stock, of
      Series F Redeemable Preferred stock, with a redemption value of
      $4,200,000, and the simultaneous redemption of the Redeemable Series F
      Preferred Stock for 262,500 shares of Common stock, valued at $16.00 per
      share;
</R>

<R>
    - the accretion of the redemption value of the Series G Preferred stock
      through June 15, 2000;
</R>

<R>
    - the declaration of a dividend of $1,455,207 (calculated at 8% per annum
      through June 15, 2000) payable to the Series C, D and E Preferred
      shareholders.
</R>

<R>
(3) As adjusted for the issuance of 4,000,000 shares of common stock at an
    assumed offering price of $16.00 per share, the payment of the Series C, D
    and E preferred stock dividend and the redemption of all mandatorily
    redeemable preferred stock.
</R>

4

<Page>
     We have applied for the following United States trademarks: CareScience.com;
eCare. Better Care.; CaduCIS Manager; CaduCIS Alliance; CaduCIS Net; CaduCIS
Query; CaduCIS.com; and Care Management Science. Other trademarks and tradenames
appearing in this prospectus are the property of their respective owners.

     UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES:

     - THE UNDERWRITERS HAVE NOT EXERCISED THEIR OPTION TO PURCHASE ADDITIONAL
       SHARES;

<R>
     - THE REDEMPTION OF OUR MANDATORILY REDEEMABLE PREFERRED STOCK FOR CASH AND
       COMMON STOCK AND THE CONVERSION OF ALL SHARES OF OUR CONVERTIBLE PREFERRED
       STOCK INTO SHARES OF OUR COMMON STOCK UPON COMPLETION OF THIS OFFERING;
       AND
</R>

     - THE FILING OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO
       INCREASE OUR AUTHORIZED COMMON STOCK AND DECREASE OUR AUTHORIZED PREFERRED
       STOCK.

                                       5

<Page>

RISK FACTORS

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD
CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION
CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND
UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS
AND UNCERTAINTIES THAT WE ARE UNAWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL,
ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR
RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE,
THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR
PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE OPERATE IN A NEW INDUSTRY AND
OUR OPERATING HISTORY IS LIMITED.

Because of our limited operating history it is difficult to evaluate our
business and prospects. We launched our first Internet-based product in 1996.
Our business presents the difficulties and expenses frequently encountered by
companies in the early stage of development, coupled with the risks and
uncertainties faced by companies in new and evolving markets such as the market
for Internet-based software applications. We may not be able to successfully
address these challenges. If we fail to do so, we may continue to incur losses
and the market price of our common stock would likely decline.

WE HAVE A HISTORY OF LOSSES AND EXPECT OUR LOSSES TO CONTINUE.

<R>
We have incurred net operating losses and negative cash flows from operating
activities from our inception. As of March 31, 2000, we had an accumulated
deficit of $17.0 million. We expect to incur increasing net operating losses and
negative cash flows for the foreseeable future. We will incur direct expenses
associated with the further development and marketing of our existing products
and with new product development. We expect our expenses to increase
significantly in the future as we continue to hire additional personnel in all
areas of our business. Our success depends on our ability to increase revenues
to offset expenses. We may not be able to generate sufficient revenues to offset
these expenses or to achieve profitability. If we do achieve profitability, we
may not sustain or increase profitability on a quarterly or annual basis in the
future.
</R>

THE PROPRIETARY TECHNOLOGY WE OWN OR LICENSE MAY BE SUBJECTED TO INFRINGEMENT
CLAIMS OR DISAGREEMENTS WITH THE LICENSOR WHICH COULD BE COSTLY TO RESOLVE.

The intellectual property we own or license is important to our business. We
could be subject to intellectual property infringement claims as the number of
our competitors grows and the functionality of our applications overlaps with
competitive offerings. These claims, even if not meritorious, could be expensive
to defend and divert our attention from operating our business. If we become
liable to third parties for infringing their intellectual property rights, we
could be required to pay a substantial damage award and to develop noninfringing
technology, obtain a license or cease selling the applications that contain the
infringing intellectual property. We may be unable to develop non-infringing
technology or obtain a license on commercially reasonable terms. In addition, we
may not be able to protect against misappropriation of our intellectual
property. We have no patents, but instead license important technology from the
University of Pennsylvania. Consequently, infringement claims against the
University of Pennsylvania or disagreements between the University and us
pertaining to our licensed technology could have a material adverse effect on
our operations. Third parties may infringe upon our intellectual property rights
or the rights we have

6

<Page>
licensed from the University. We may not detect this unauthorized use, and we
may be unable to enforce our rights.

**WE DEPEND ON AN EXCLUSIVE LICENSE WITH THE UNIVERSITY OF PENNSYLVANIA FOR OUR
TECHNOLOGY, AND THE LOSS OF THIS LICENSE WOULD IMPAIR OUR ABILITY TO DEVELOP OUR
BUSINESS.**

<R>
    Our ability to use our technology and compete effectively in our industry
would be impaired if our exclusive license agreement with the University of
Pennsylvania were terminated. Under the license agreement, we are required to
make royalty payments to the University based on a percentage of the fees we
earn through the sublicensing and servicing of the technology and information
received from the University under the license agreement. In order to maintain
the exclusivity of our license with the University, we are required to pay a
minimum of $75,000 per year in royalties. If we do not make these minimum
royalty payments, the University may terminate the exclusive status of our
license under the agreement, and, in effect, license the technology to our
competitors. In addition, under the license agreement the University retains the
right to publish a description of the technology without our consent, whether or
not any intellectual property protection has been filed for on the technology.
If the University were to license the technology to our competitors or were to
publish the technology, our revenues may decrease significantly and we may not
be able to develop or maintain customer and strategic relationships. In
addition, if we fail to make any required payment when due, the University may
terminate our license entirely. In the event that the University chose not to
license the technology to us at all, we may not be able to develop similar
alternative technology or negotiate a new license agreement with another
licensor. If we were not able to develop alternative technology or acquire a new
license, we may not be able to maintain our business operations.
</R>

**WE COULD BE LIABLE FOR INFORMATION RETRIEVED FROM OUR WEB SITES AND INCUR
SIGNIFICANT COSTS FROM RESULTING CLAIMS.**

    We may be subject to third-party claims for defamation, negligence,
copyright or trademark infringement or other theories based on the nature and
content of the information we supply to our customers through our Internet-based
applications. These types of claims have been brought, sometimes successfully,
against on-line services in the past. We could be subject to liability with
respect to content that may be accessible through our Web site or third-party
Web sites linked from our Web site. For example, claims could be made against us
if a subscriber or consumer relies on health care information accessed through
our Web site to their detriment. Even if claims do not result in liability to
us, we could incur significant costs in investigating and defending against them
and in implementing measures to reduce our exposure to any possible liability.
Our insurance may not cover potential claims of this type or may not be adequate
to cover all costs incurred in defense of potential claims or to indemnify us
for all liability that may be imposed.

**WE MAY EXPERIENCE SYSTEM FAILURES WHICH COULD INTERRUPT OUR SERVICE AND DAMAGE
OUR CUSTOMER RELATIONSHIPS.**

    We have experienced periodic system interruptions in the past, and may in
the future. Our experience has been that interruptions in any month are seldom
more than a few hours. However, any significant interruption in our services or
degradation in response time could result in a loss of potential or existing
customers or strategic partners and, if sustained or repeated, could reduce the
attractiveness of our products to customers and partners. Although we maintain
insurance for our business, it may not be adequate to compensate us for all
losses that may occur or to reimburse costs associated with business
interruptions. We currently operate our application service provider system and
components in a single service location.

                         7

<Page>
THE HEALTH CARE INDUSTRY MAY NOT ACCEPT OUR SOLUTIONS OR BUY OUR PRODUCTS WHICH
WOULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     We must attract a significant number of customers throughout the health care
industry or our financial results will be adversely affected. To date, the
health care industry has been resistant to adopting new information technology
solutions. We believe that complexities in the nature of health care data that
we process and analyze have hindered the development and acceptance of
information technology solutions by the industry. Conversion from traditional
methods to electronic information exchange may not occur as rapidly as we
anticipate. Even if the conversion does occur as rapidly as we expect, health
care industry participants may use applications and services offered by others.

     We believe that we must gain significant market share with our applications
and services before our competitors introduce alternative products, applications
or services with features similar to our current or proposed offerings. Our
business plan is based on our belief that the value and market appeal of our
solution will grow as the number of participants and the scope of services
available on our platform increases. In addition, we expect to generate a
significant portion of our revenue from subscription and transaction-based fees
based on patient admissions and encounters. Consequently, any significant
shortfall in the number of subscribers or transactions occurring over our
platform would adversely affect our financial results.

OUR QUARTERLY FINANCIAL RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD
ADVERSELY AFFECT THE PRICE OF OUR STOCK.

     We expect quarterly revenues, expenses and operating results to fluctuate
significantly in the future. These fluctuations may cause our stock price to
decline. These fluctuations may result from a variety of factors, some of which
are outside of our control. These factors include:

   - expansion or contraction of our customer base;

   - the amount and timing of costs related to product development and
     marketing efforts or other initiatives;

   - the timing of our introduction of new products and the market acceptance
     of those products;

   - the timing of contracts with strategic partners and other parties;

   - the level of acceptance of the Internet by the health care industry; and

   - technical difficulties, system downtime, undetected software errors and
     other problems affecting our products or the Internet generally.

     We expect to increase activities and spending in substantially all of our
operational areas. We base our expense levels in part upon our expectations
concerning future revenue and these expense levels are relatively fixed in the
short-term. If we have lower revenue, we may not be able to reduce our spending
in the short-term in response. These factors may prevent us from meeting the
earnings estimates of securities analysts or investors and our stock price could
suffer.

BECAUSE OUR REVENUES ARE DEPENDENT ON A LIMITED NUMBER OF PRODUCT LINES, THE
FAILURE OF ANY ONE OF THESE PRODUCT LINES WOULD SIGNIFICANTLY DECREASE OUR
REVENUES.

     We currently derive our revenue from our CaduCIS.com, CareStandard.com and
CareScript.com Internet-based applications. Because our revenues are dependent
on only a few product lines, the failure of any one of them to achieve market
acceptance would significantly decrease our revenue. As our customers' needs
change, our existing suite of applications may become inefficient or obsolete
and will likely require modifications or improvements. The addition of

                                    8

<Page>

new products or services will also require us to continually improve the technology underlying our applications. These requirements could be significant, and we may be unable to meet them or may incur unanticipated product development expenses or delays. If we fail to respond quickly and efficiently to our customers' needs, or if our new applications and product offerings do not achieve market acceptance, the market for our products would likely decline.

Our business will suffer if we do not expand the breadth of our applications quickly. We currently offer a limited number of applications on our platform and our future success depends on quickly introducing new applications to expand the utility of our products to our existing customer base and generate new customers. We are developing enhancements to our systems to permit access to some of our applications by physicians and consumers. We have recently introduced applications for use by the pharmaceutical industry, which constitutes a new customer base for us. Each of our applications must integrate with our computer systems and platform. Developing these applications will be expensive and time consuming. Even if we are successful, these applications may never achieve market acceptance.

TERMINATION OF ONE OR MORE OF OUR SIGNIFICANT CONTRACTS WOULD CAUSE A SIGNIFICANT DECLINE IN OUR REVENUE.

We currently generate much of our revenue from a limited number of contractual relationships. During the year ended December 31, 1999 and for the three months ended March 31, 1999, we generated 11% and 16%, respectively, of our revenue from our largest customer, Providence Health System. During the year ended December 31, 1999 and for the three months ended March 31, 2000, we generated 21% and 24%, respectively, of our revenue from our development partner, California Healthcare Foundation. Termination of either of these contractual relationships would significantly decrease our revenue and have a material adverse effect on our operations. These entities may terminate their contracts for cause or upon expiration of their agreements in 2002 and 2003, respectively. In addition, one of our customers, Foundation Health Systems, accounted for 53% and 37% of our revenue in 1997 and 1998, respectively.

FAILURE TO MANAGE OUR GROWTH WOULD ADVERSELY AFFECT OUR OPERATIONS.

Our growth has placed significant demands on all aspects of our business, including our administrative, technical and financial personnel and systems. We expect future growth which may further strain our management, financial and other resources. Our systems, procedures, controls and existing space may not adequately support expansion of our operations. Our future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Failure to respond to and manage changing business conditions and continued growth could materially and adversely affect the quality of our services, our ability to retain key personnel and our results of operations.

WE FACE INTENSE COMPETITION AND MAY BE UNABLE TO COMPETE SUCCESSFULLY WHICH WOULD ADVERSELY EFFECT OUR FINANCIAL RESULTS.

The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for users' attention has proliferated with no substantial barriers to entry, and we expect that competition will continue to intensify. Any pricing pressures, reduced margins or loss of market share resulting from our failure to compete effectively would materially and adversely affect our financial results.

9

<Page>

We expect competition in our markets to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

- greater resources that can be devoted to the development, promotion and sale of their services;

- longer operating histories;

- greater financial, technical and marketing resources;

- greater name recognition; and

- larger customer bases.

THE LOSS OF ANY OF OUR KEY PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS.

Our future success depends, in significant part, upon the continued service of our senior management and other key personnel. The loss of the services of David J. Brailer, our Chief Executive Officer, Ronald A. Paulus, our President, or one or more of our other executive officers or key employees could have a material adverse effect on our operations. Our future success also depends on our ability to attract and retain highly qualified technical, sales, customer service and managerial personnel. Competition for qualified personnel is intense, and we may not be able to attract or retain a sufficient number of highly qualified employees in the future. Failure to hire and retain personnel in key positions could materially and adversely affect our operations and, consequently, our financial results.

OUR FAILURE TO DEVELOP STRATEGIC RELATIONSHIPS COULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP NEW PRODUCTS.

If we fail to form new strategic alliances with industry partners, fail to maintain existing alliances or if we form alliances with partners which do not perform well, we will have difficulty gaining acceptance of our products.

Our development of new and expanded applications for our products will be enhanced by forming strategic alliances with industry partners. While we believe that we will form these alliances, we have not yet negotiated many of these strategic alliances and there is no guarantee that we can consummate these alliances on commercially reasonable terms.

To be successful, we must establish and maintain strategic relationships with leaders in a number of health care industry segments. Strategic relationships are critical to our success because we believe that these relationships will enable us to:

- extend the reach of our applications and services to the various participants in the health care industry;

- obtain specialized health care expertise;

- develop and deploy new applications;

- further enhance CareScience brands; and

- generate revenue.

<R>
Entering into strategic relationships is complicated because some of our future partners may decide to compete with us. In addition, we may not be able to establish relationships with key participants in the health care industry if we have established relationships with competitors of these key participants. Consequently, it is important that our customers and partners perceive us as
</R>

10

<Page>
<R>
independent of any particular customer or partner. Any substantial relationship
which we have, or develop, with a partner or customer could adversely impact
that perception of independence and make it difficult to enter into strategic
relationships or sell our products to other customers. Most of our revenue is
generated by a small number of significant contracts, which could affect the
perception of our independence; however, we have not experienced any
difficulties in forming strategic relationships in the past. Moreover, many
potential partners may resist working with us until we have successfully
introduced our applications and services and our applications and services have
achieved market acceptance.
</R>

     Once we have established strategic relationships, we will depend on our
partners' abilities to generate increased acceptance and use of our platform,
applications and services. We have limited experience in establishing and
maintaining strategic relationships with health care industry participants. If,
in the future, we lose any strategic relationships or fail to establish
additional relationships, or if our strategic partners fail to actively pursue
additional business relationships and partnerships, we would not be able to
execute our business plans and our business would suffer significantly. We may
not experience increased use of our platform, applications and services even if
we establish and maintain these strategic relationships.

OUR FAILURE TO USE NEW TECHNOLOGIES EFFECTIVELY OR TO ADAPT EMERGING INDUSTRY
STANDARDS WOULD ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     To be competitive, we must license leading technologies, enhance our
existing services and content, develop new technologies that address the
increasingly sophisticated and varied needs of health care professionals and
consumers and respond to technological advances and emerging industry standards
and practices on a timely and cost-effective basis. We may not be successful in
using new technologies effectively or adapting our Internet-based applications
and proprietary or licensed technology to user requirements or emerging industry
standards, because those new technologies may not easily integrate with our
existing platform. In addition, we may be unable to implement or adapt new
technologies in a cost-effective manner.

<R>
OUR FAILURE TO ADAPT OUR TECHNOLOGY TO OUR CUSTOMERS' NEEDS OR TO HANDLE HIGH
LEVELS OF CUSTOMER ACTIVITY WOULD ADVERSELY AFFECT OUR ABILITY TO INCREASE
REVENUE.
</R>

<R>
     Our ability to increase revenue in the future will be adversely affected if
our technology is not able to handle high levels of customer activity on our Web
site or if our technology fails to meet our customers' performance standards.
</R>

     So far, we have processed a limited number and variety of transactions using
our technology. Similarly, a limited number of health care participants use our
products. We anticipate substantial increased demands on our system as our
business and applications expand. Our systems may not accommodate increased use
while maintaining acceptable performance. We must continue to expand and adapt
our network infrastructure to accommodate additional users, increased
transaction volumes and changing customer requirements. This expansion and
adaptation will be expensive and may divert our attention from other activities.

     Our user agreements with our customers generally contain only limited
performance standards. However, our customers do have performance expectations
and if we fail to meet these expectations, our customers could become
dissatisfied and terminate their agreements with us. The loss of some of our
user agreements could significantly impact our financial results. We may be
unable to expand or adapt our network infrastructure to meet additional demand
or our customers' changing needs on a timely basis and at a commercially
reasonable cost, or at all.

                                       11

<Page>
FAILURE BY OUR SERVICE PROVIDERS COULD INTERRUPT OUR BUSINESS AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

Our service providers enable us to connect to the Internet. Any problems with these or other services that result in interruptions of our services or a failure of our services to function as desired could cause customer complaints and attrition and could materially and adversely affect our operations. We may have no means of replacing these services or, in the case of services which we are obligated to use exclusively, we may be prohibited from replacing these services, on a timely basis or at all, if those services are inadequate or in the event of a service interruption or failure. To operate without interruption, our service and content providers must guard against:

- damage from fire, power loss and other natural disasters;

- communications failures;

- software and hardware errors, failures or crashes;

- security breaches, computer viruses and similar disruptive problems; and

- other potential interruptions.

Interruptions may occur and any material interruptions could adversely impact our operations and our relationship with our customers.

WE MAY NEED TO OBTAIN ADDITIONAL CAPITAL AND FAILURE TO DO SO MAY LIMIT OUR GROWTH.

We expect that the money generated from this offering, combined with our current cash resources, will be sufficient to meet our requirements through the end of 2001. However, we may need to raise additional financing to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. Failure to raise additional capital, if needed, will adversely effect our operations and stock price. At the time we need additional financing, the state of our operations or market conditions generally may not be favorable, and we may be unable to raise any additional amounts on reasonable terms, if at all, when they are needed. We may need to raise additional funds by selling debt or equity securities, by entering into strategic relationships or through other arrangements.

In addition, if we sell additional equity securities, your percentage ownership in us will decrease. If we sell debt securities, the interest payments we would have to make to the holders of those securities would reduce our earnings.

OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES WILL HAVE SIGNIFICANT CONTROL OVER US AND THEIR INTERESTS MAY DIFFER FROM YOURS.

<R>
After this offering, our directors and management will beneficially own or control approximately 47.4% of our common stock. If these people act together, they will be able to significantly influence our management, affairs and all matters requiring shareholder approval. This concentration of ownership may have the effect of delaying, deferring or preventing an acquisition of us and may adversely affect the market price of our common stock.
</R>

12

<Page>

RISKS RELATED TO OUR INDUSTRY

HEALTH INFORMATION IS SUBJECT TO POTENTIAL GOVERNMENT REGULATION AND LEGAL
UNCERTAINTIES AND CHANGES MAY REQUIRE US TO ALTER OUR BUSINESS.

   Our business is subject to potential government regulation. Existing as well
as new laws and regulations could affect how we do business and materially and
adversely affect our financial results. There are currently few laws or
regulations that specifically regulate communications or commerce on the
Internet. However, laws and regulations may be adopted with respect to the
Internet or other on-line services covering issues such as:

   - user privacy;

   - pricing;

   - content;

   - copyrights;

   - distribution; and

   - characteristics and quality of products and services.

   Internet user privacy has become an issue both in the United States and
abroad. Current United States privacy law consists of a few disparate statutes
directed at specific industries that collect personal data, none of which
specifically covers the collection of personal information on-line. The United
States or foreign nations may adopt legislation purporting to protect the
privacy of personal information. Any privacy legislation could affect the way in
which we are allowed to conduct our business, especially those aspects that
involve the collection or use of personal information, and could have a material
adverse effect on our business. Moreover, it may take years to determine the
extent to which existing laws governing issues such as property ownership,
libel, negligence and personal privacy are applicable to the Internet.

   Currently, our operations are not regulated by any health care agency.
However, with regard to health care issues on the Internet, the Health Insurance
Portability and Accountability Act of 1996 mandated the use of standard
transactions, standard identifiers, security and other provisions by the year
2000. Pursuant to that Act, the U.S. Department of Health and Human Services has
promulgated proposed regulations which set standards for privacy of individually
identifiable health information. It will be necessary for our technology
platform and for the applications that we provide to be in compliance with the
proposed regulations when adopted in final form. These regulations would define
specified information about an individual as protected health information and
would set forth the steps that persons storing or transmitting the information
must take to ensure its confidentiality. Our internal procedures and policies
for handling of confidential information, as well as our contractual
relationships with others with whom we share information, will have to comply
with these regulations. We do not expect to significantly modify our products or
business operations or materially increase our expenses in response to currently
proposed regulations. However, final rules have not been adopted, and the Health
Insurance Portability and Accountability Act of 1996 does not prevent states
from implementing more stringent rules or regulations.

   Furthermore, several telecommunications carriers are seeking to have
telecommunications over the Internet regulated by the Federal Communications
Commission in the same manner as other telecommunications services. Because the
growing popularity and use of the Internet has burdened the existing
telecommunications infrastructure in many areas, local exchange carriers have
petitioned the Federal Communications Commission to regulate Internet service
providers and on-line service providers in a manner similar to long distance
telephone carriers and to impose access fees on the Internet service providers
and on-line service providers.

                                       13

<Page>

CHANGES IN THE HEALTH CARE INDUSTRY COULD ADVERSELY AFFECT OUR OPERATIONS.

The health care industry is highly regulated and is subject to changing
political, economic and regulatory influences. These factors affect the
purchasing practices and operation of health care organizations. Changes in
current health care financing and reimbursement systems could cause us to make
unplanned changes to our applications or services, or result in delays or
cancellations of orders or in the revocation of endorsement of our applications
and services by health care participants. Federal and state legislatures have
periodically considered programs to reform or amend the United States health
care system at both the federal and state level. These programs may contain
proposals to increase governmental involvement in health care, lower
reimbursement rates or otherwise change the environment in which health care
industry participants operate. Health care industry participants may respond by
reducing their investments or postponing investment decisions, including
investments in our applications and services.

OUR BUSINESS WILL SUFFER IF COMMERCIAL USERS DO NOT ACCEPT INTERNET SOLUTIONS.

Our business model depends on the adoption of Internet solutions by
commercial users. Our business could suffer dramatically if Internet solutions
are not accepted or not perceived to be effective. The Internet may not prove to
be a viable commercial marketplace.

We expect Internet use to grow in number of users and volume of traffic. The
Internet infrastructure may be unable to support the demands placed on it by
this continued growth.

OUR INDUSTRY IS EVOLVING AND WE MAY NOT ADAPT SUCCESSFULLY.

The new and rapidly evolving Internet market may cause us to incur
substantial costs in responding to changes in that market or, if we fail to
respond to such changes, cause our revenues to decline as our customers switch
to newer, better technology. Advances in software technology occur frequently,
and we may not respond rapidly enough to the introduction of better software to
maintain our customer base in the future. We will not be successful in the
Internet market, unless, among other things, we:

- increase awareness of our CareScience brands and continue to develop
  customer loyalty;

- provide useful health care analysis services to subscribers at attractive
  prices;

- respond to competitive and technological developments; and

- build an operations structure to support our business.

RISKS RELATING TO THIS OFFERING

OUR COMMON STOCK PRICE MAY BE VOLATILE.

You may not be able to resell your shares at or above the initial public
offering price due to a number of factors, including:

- actual or anticipated quarterly variations in our operating results;

- changes in expectations of future financial performance or changes in
  estimates of securities analysts;

- announcements of technological innovations;

- announcements relating to strategic relationships;

- customer relationship developments; and

- conditions affecting the Internet or health care industries, in general.

14

<Page>
The trading price of our common stock may be volatile. Initial public offerings by technology companies have been accompanied by substantial share price and trading volume changes in the first days and weeks after the securities were publicly traded. The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. If this were to happen to us, that litigation could be expensive and would divert management's attention.

The initial public offering price will be established by negotiation between the underwriters and us. You should read the Underwriting section for a more complete discussion of the factors determining the initial public offering price.

FUTURE SALES OF SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE.

<R>
The market price for our common stock could fall dramatically if our shareholders sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity-related securities in the future. Excluding the 4,000,000 shares of common stock offered hereby and assuming no exercise of the underwriters' over-allotment option, upon the consummation of this offering, there will be 8,669,351 shares of common stock outstanding none of which will be freely tradable without restriction in the public market unless those shares are held by affiliates as defined in Rule 144(a). Beginning 180 days after the effective date of our registration statement, approximately 8,406,851 restricted shares will become eligible for sale in the public market when underwriter's lock-up agreements expire unless Deutsche Bank Securities Inc., as representative of the underwriters, elects, in its sole discretion, to release these shares from the lock-up agreements earlier. These shares include 5,018,951 which may be sold to pursuant registration rights granted by us. In addition to the restricted shares described above, after such 180(th) day, 262,500 additional restricted shares will become available for sale at various times pursuant to Rule 144 or pursuant to registration rights granted by us. Please see the section entitled Shares Eligible for Future Sale for a description of sales that may occur in the future.
</R>

NEW INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE TANGIBLE NET BOOK VALUE OF THEIR SHARES.

<R>
The initial public offering price will be substantially higher than the net tangible book value per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of March 31, 2000 our net tangible book value per share was $(0.67). As of March 31, 2000, our net tangible book value, on an as adjusted basis after giving effect to the conversion of all shares of our preferred stock outstanding as of that date, excluding the manditorily redeemable Series C Preferred, which has been included as redeemed upon consummation of this offering, and the sale of the 4,000,000 shares of common stock, based on an assumed initial public offering price of $16.00 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses, would have been approximately $12.29 per share. This represents an immediate dilution to investors in this offering of $3.71 per share.
</R>

15

<Page>

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by word such as "believes", "anticipates", "plans", "expects" and similar expressions. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled Prospectus Summary, Risk Factors, Use of Proceeds, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Risk Factors and elsewhere in this prospectus.

USE OF PROCEEDS

We expect to receive approximately $65.8 million in net proceeds from the sale of the   shares of common stock in this offering, assuming that the initial public offering price is $16.00 per share, after deducting the estimated underwriting discount and commissions and offering expenses. We expect to receive approximately $75.8 million in net proceeds if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discount and commissions and offering expenses.

We currently intend to use the net proceeds of this offering for redemption of our series G preferred shares which become mandatorily redeemable upon the closing of this offering, working capital, including the expansion of our new product lines, and for general corporate purposes. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. We presently intend to allocate approximately:

   - $5 million to redeem our series G preferred shares;

<R>
   - $1.5 million to pay accrued dividends on our series C, D and E preferred
     shares;
</R>

   - $16 million to expand our sales and marketing efforts; and

   - $25 million for further development of our products.

However, we have no specific plans, agreements or commitments, oral or written, to do so. The amounts that we actually expend for the specified purposes will vary significantly depending on a number of factors, including any change to our business strategy, future revenue growth, if any, and the amount of cash we generate from operations. If our business strategy changes, we may use proceeds from this offering to acquire or develop new products or engage in businesses not currently contemplated by our present business strategy. In addition, if our future revenue growth and available cash are less than we currently anticipate, we may need to support our ongoing business operations with funds from this offering that we currently intend to use to support growth and expansion. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend those proceeds for any purpose, including purposes not presently contemplated. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

16

<Page>
                         CAPITALIZATION

<R>
    The following table sets forth our actual, proforma and proforma, as
adjusted capitalization as of March 31, 2000. Our proforma capitalization gives
effect to:
</R>

<R>
    - the conversion of Series C, D and E convertible preferred stock into
      5,018,951 shares of common stock upon consummation of this offering;
</R>

<R>
    - the issuance, upon the conversion of the Series C preferred stock, of
      Series F redeemable preferred stock, with a redemption value of
      $4,200,000, and the simultaneous redemption of the Series F redeemable
      preferred stock for 262,500 shares of common stock, valued at $16.00 per
      share; and
</R>

<R>
    - the accretion of the redemption value of the Series G Preferred stock
      through June 15, 2000; and
</R>

<R>
    - the declaration of a dividend of $1,455,207 (calculated at 8% per annum
      through June 15, 2000) payable to the Series C, D and E Preferred
      shareholders from the proceeds of the Offering.
</R>

<R>
    Our proforma, as adjusted capitalization give effect to the application of
the estimated net proceeds from the sale of our common stock based on an assumed
initial public offering price of $16.00 per share and after deducting
underwriting fees and estimated offering expenses payable by us, the redemption
of the mandatorily redeemable preferred stock and the dividend declared on the
series C, D and E convertible preferred stock upon consummation of this
offering.
</R>

    You should read this table in conjunction with the financial statements and
the notes to those statements and the other financial information included in
this prospectus.

<R>
<Table>
<Caption>

	MARCH 31, 2000		
	ACTUAL	PROFORMA	PROFORMA AS ADJUSTED
	(IN THOUSANDS, UNAUDITED)		
<S>	<C>	<C>	<C>
Capitalized lease obligations, net of current portion...	$ 481	$ 481	$ 481
Mandatorily redeemable preferred stock..................	4,797	4,892	--
Shareholders' equity (deficit):			
Preferred stock.....................................	12,010		--
Common stock(1).....................................	50	16,260	74,580
Additional paid-in capital..........................	5,746	5,746	5,746
Deferred compensation...............................	(5,174)	(5,174)	(5,174)
Accumulated deficit.................................	(17,031)	(22,781)	(22,781)
Treasury stock......................................	(900)	(900)	(900)
Total shareholders' equity (deficit)................	(5,299)	(6,850)	51,470
Total capitalization............................	$ (21)	$ (1,477)	$ 51,951
</Table>
</R>

----

(1) The table above excludes an aggregate of 1,727,110 shares issuable upon
    exercise of stock options outstanding as of March 31, 2000, plus an
    additional 821,522 shares reserved for issuance in connection with future
    stock options and other awards under our 1995 Equity Compensation Plan and

our 1998 Time Accelerated Restricted Stock Option Plan.

17

<Page>

DILUTION

<R>

As of March 31, 2000, our proforma net tangible book value was approximately
$(7.2) million or $(0.83) per share of common stock. Proforma net tangible book
value per share represents the amount of our total proforma tangible assets
reduced by the amount of our total proforma liabilities, divided by the number
of proforma shares of common stock outstanding. As of March 31, 2000, our
proforma net tangible book value, on an as adjusted basis after giving effect to
the redemption of our mandatorily redeemable preferred stock, the payment of
dividends declared on the series C, D and E convertible preferred stock and the
sale of the 4,000,000 shares of common stock, based on an assumed initial public
offering price of $16.00 per share and after deducting the underwriting
discounts and commissions and other estimated offering expenses, would have been
approximately $3.53 per share. This represents an immediate increase of $4.36
per share to existing shareholders and an immediate dilution of $12.47 per share
to new investors. The following table illustrates this per share dilution:
</R>

<R>
<Table>

<S>	<C>	<C>
Assumed initial public offering price per share............		$16.00
Proforma net tangible book value per share at March 31, 2000......................................	$(0.83)	
Increase per share attributable to new investors........	4.36	

Proforma, as adjusted net tangible book value per share after this offering....................................		3.53

Dilution per share to new investors........................		$12.47
		======

</Table>
</R>

<R>

The following table summarizes, on a proforma, as adjusted basis, as of
March 31, 2000, the differences between the total consideration paid and the
average price per share paid by the existing shareholders and the new investors
with respect to the number of shares of common stock purchased from us based on
an assumed initial public offering price of $16.00 per share.
</R>

<R>
<Table>
<Caption>

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER
	NUMBER	PERCENT	AMOUNT	PERCENT	SHARE
	----------	--------	-----------	--------	---------
<S>	<C>	<C>	<C>	<C>	<C>
Existing shareholders...................	8,669,351	68.4%	$16,567,950	20.6%	$ 1.91
New investors...........................	4,000,000	31.6	64,000,000	79.4	16.00
	----------	------	-----------	------	------
Total..............................	12,669,351	100.0%	$80,567,950	100.0%	$ 6.36
	==========	======	===========	======	======

</Table>
</R>

<R>

At March 31, 2000, we had outstanding options to purchase a total of
1,727,110 shares of common stock at a weighted average exercise price of $3.22
per share. Assuming the exercise in full of all outstanding options, our pro
forma as adjusted net tangible book value at March 31, 2000 would be $(0.16) per
share, representing an immediate increase in net tangible book value of $4.13
per share to our existing stockholders, and an immediate dilution of $12.03 per
share to the new investors.
</R>

18

<Page>

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

Our statement of operations data for 1997, 1998 and 1999 and the balance
sheet data as of December 31, 1998 and 1999 have been derived from the financial
statements, which have been audited by Arthur Andersen, LLP, independent public
accountants, and are included in this prospectus. Our statement of operations
data for 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996
and 1997 have been derived from our audited financial statements that are not
included in this prospectus. The statement of operations data for the three
months ended March 31, 1999 and 2000 and the balance sheet data as of March 31,
2000 are derived from unaudited financial statements and include all
adjustments, consisting only of normal recurring adjustments, that we consider
necessary for a fair presentation of our financial position and operating
results for that period, which have been derived from the unaudited financial
statements included elsewhere in this prospectus. You should read the data set
forth below together with Management's Discussion and Analysis of Financial
Condition and Results of Operations and the financial statements and related
notes contained in this prospectus.

<R>
<Table>
<Caption>

	YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,	
	1995	1996	1997	1998	1999	1999	2000
						(UNAUDITED)	
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
STATEMENT OF OPERATIONS DATA:							
Revenues...	$ 585	$ 1,116	$ 1,041	$ 2,552	$ 4,351	$ 718	$ 1,629
Cost of revenues.................................	201	886	1,494	1,904	2,509	511	1,026
Gross profit (loss).........................	384	230	(453)	648	1,842	207	603
Operating expenses:							
Research and development........................	272	911	1,555	1,669	1,460	396	599
Selling, general and administrative.............	221	1,329	2,241	3,169	3,897	899	1,565
Stock-based compensation........................	--	--	--	--	233	--	339
Total operating expenses......................	493	2,240	3,796	4,838	5,590	1,295	2,503
Operating loss...............................	(109)	(2,010)	(4,249)	(4,190)	(3,748)	(1,088)	(1,900)
Interest (income) expense, net....................	(20)	(77)	47	418	(78)	(27)	(21)
Net loss(1)......................................	(89)	(1,933)	(4,296)	(4,608)	(3,670)	(1,061)	(1,879)
Accretion of redemption premium on preferred stock..	--	--	--	9	401	94	115
Net loss applicable to common shareholders........	$ (89)	$(1,933)	$(4,296)	$(4,617)	$(4,071)	$(1,155)	$(1,994)
Net loss per common share:							
Basic..	$(0.02)	$ (0.54)	$ (1.27)	$ (1.36)	$ (1.20)	$ (0.34)	$ (0.59)
Diluted..	$(0.02)	$ (0.54)	$ (1.27)	$ (1.36)	$ (1.20)	$ (0.34)	$ (0.59)
Weighted average shares outstanding:							
Basic..	3,628	3,558	3,388	3,388	3,388	3,388	3,388
Diluted..	3,628	3,558	3,388	3,388	3,388	3,388	3,388

</Table>
</R>

<Table>
<Caption>

	DECEMBER 31,					MARCH 31,
	1995	1996	1997	1998	1999	2000
						(UNAUDITED)
<S>	<C>	<C>	<C>	<C>	<C>	<C>
BALANCE SHEET DATA:						
Cash and cash equivalents...................................	$1,192	$ 3,853	$ 2,370	$ 5,346	$ 3,382	$ 2,003
Working capital...	1,310	3,855	2,167	3,845	453	(1,560)
Total assets..	1,762	4,842	4,221	6,794	5,350	4,512
Debt and capital lease obligations, less current portion....	73	1,213	4,519	570	460	481
Mandatorily redeemable preferred stock......................	--	--	--	4,280	4,682	4,797
Total shareholders' equity (deficit)........................	1,554	3,156	(1,140)	195	(3,644)	(5,299)

</Table>

----

(1) Before accretion of redemption premium on preferred stock.

19

<Page>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR
FINANCIAL STATEMENTS AND THE RELATED NOTES TO THE FINANCIAL STATEMENTS APPEARING
ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING INCLUDES A NUMBER OF FORWARD-LOOKING
STATEMENTS THAT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND
FINANCIAL PERFORMANCE. WE USE WORDS SUCH AS ANTICIPATES, BELIEVES, EXPECTS,
FUTURE, AND INTENDS, AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING
STATEMENTS. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING
STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS PROSPECTUS. THESE
FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR OUR
PREDICTIONS. FOR A DESCRIPTION OF THESE RISKS, SEE THE SECTION ENTITLED RISK
FACTORS.

OVERVIEW

    We released our first Internet products, CaduCIS Manager and CaduCIS Net, in
1996. We subsequently released CaduCIS Alliance in July 1999. Since our first
product release, we have signed over $15 million in multi-year contracts with
customers for our CaduCIS.com products. In March 1999, we formed our
CareStandard.com division, and have entered into a $4.6 million contract with
the California HealthCare Foundation to develop our Care Exchange technology and
business model. In the fall of 1999, we formed our CareScript.com, CareSense.com
and CareLeader.com divisions. We did not generate revenues from these divisions
in 1999. We have commenced sales of CareScript.com products and we expect sales
of CareLeader.com and CareSense.com products to commence in 2001.

    We generate revenues from subscriptions to our Internet-based proprietary
technology applications and hosting of customer data, as well as from training,
implementation and consulting services. We sell our products individually or as
an integrated suite of products and services. We price our products on a
per-encounter basis, such as the number of a hospital's patient admissions or
out-patient visits, or the number of members enrolled in a health plan. In the
future, we may also price our products on a per-transaction basis.

    The following table presents the percentage of our revenues we derived from
subscriptions to our CaduCIS.com application service provider data analysis and
hosting services and from our consulting and other services over the periods
presented:

				THREE MONTHS ENDED MARCH 31,	
	1997	1998	1999	1999	2000
Subscription revenue..................	15%	56%	74%	83%	66%
Consulting and other revenue..........	85	44	26	17	34
	100%	100%	100%	100%	100%

    Our subscription agreements typically cover an initial three- to five-year
period with provisions for automatic renewals. We recognize training and
implementation fees, as well as subscriptions and related hosting revenues, on a
pro-rata basis over the life of the contract. We recognize consulting fees as
the program or service is delivered.

    Our contracts generally provide for payment in advance of services rendered.
Therefore, we record these payments as deferred revenues and recognize these
payments when earned in accordance with our revenue recognition policy. Our
deferred revenue balances were $820,000, $2.9 million and $2.5 million at
December 31, 1998 and 1999 and March 31, 2000, respectively.

20

<Page>

More than 100 health care organizations subscribe to our products. Our contracts with the California HealthCare Foundation and Providence Health System represented approximately 21% and 11%, respectively, of our 1999 revenues.

We have incurred substantial research and development costs since inception and have also invested in our corporate infrastructure to support our long-term growth strategy. We expect that our operating expenses will continue to increase as we expand our product development and sales and marketing efforts. Accordingly, we expect to continue to incur quarterly net losses for the foreseeable future.

Since inception, we have incurred cumulative net losses for federal and state tax purposes and have not recognized any material tax provision or benefit. As of March 31, 2000, we had net operating loss carryforwards of approximately $16.5 million for federal income tax purposes. The net operating loss carryforwards, if not utilized, expire from 2010 through 2019. Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of an ownership change as defined in Section 382 of the Internal Revenue Code. See Note 4 of the Notes to Financial Statements in this prospectus for additional information regarding these carryforwards.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

    REVENUES

Total revenues increased 127% to $1.6 million for the three months ended March 31, 2000 from $718,000 for the three months ended March 31, 1999. The increase was primarily related to revenues generated from newly signed customer contracts.

Unrecognized revenues related to customer contracts as of March 31, 2000 totaled $12.9 million.

    COST OF REVENUES

Costs of revenues include customer product and service-related costs including personnel and facility costs, depreciation and maintenance. Cost of revenues for the three months ended March 31, 2000 was $1.0 million, an increase of $489,000 or 101%, compared to $511,000 for the three months ended March 31, 1999. The increase was primarily a result of additional costs necessary to service new customers.

    GROSS PROFIT

Our gross profit margin increased from 29% for the three months ended March 31, 1999, to 37% for the three months ended March 31, 2000. The increase in gross profit margin is primarily due to increased revenues spread over a fixed cost base.

    RESEARCH AND DEVELOPMENT

Research and development costs include technology and product development costs. Research and development costs for the three months ended March 31, 2000 were $599,000, an increase of $203,000 or approximately 51%, compared to $396,000 for the three months ended March 31, 1999.

This increase is primarily due to expenditures made related to new product development.

<Page>

As a percentage of revenue, research and development costs were 37% of revenue for the three months ended March 31, 2000 as compared to 55% for the three months ended March 31, 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses include costs associated with our sales, marketing, finance, human resource and administrative functions. Selling, general and administrative expenses for the three months ended March 31, 2000 were $1.6 million, an increase of $701,000, or 74% compared to $899,000 for the three months ended March 31, 1999. The increase was primarily related to hiring of additional sales and management personnel and marketing expenditures to increase and support customer growth.

As a percentage of revenues, selling, general, and administrative expenses were 96% for the three months ended March 31, 2000 as compared to 125% for the three months ended March 31, 1999.

STOCK-BASED COMPENSATION

<R>
We granted certain stock options to our officers and employees with exercise prices deemed to be below the fair market value of the underlying stock. The cumulative difference between the fair value of the underlying stock at the date the options were granted and the exercise price of the granted options was $5.7 million at March 31, 2000. We expect to amortize this amount over the four to seven year vesting periods of the granted options. Accordingly, our results from operations will include stock-based compensation expense at least through 2006. We recognized $339,000 of this expense during the three months ended March 31, 2000.
</R>

INTEREST INCOME AND EXPENSE

Net interest income for the three months ended March 31, 2000 was $21,000, a decrease of $6,000, or approximately 22%, compared to $27,000 for the three months ended March 31, 1999.

The decrease is primarily due to lower investable cash balances.

YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

REVENUES

Total revenues increased 70% to $4.4 million for the year ended December 31, 1999 from $2.6 million for the year ended December 31, 1998. The increase was primarily related to revenues generated from newly signed customer contracts. We anticipate our revenue to grow at a significant rate. The ultimate growth of our revenue is dependent upon the timing of the signing of contracts and the introduction of new products.

Unrecognized revenues related to customer contracts as of December 31, 1999 totaled $12.6 million, of which we expect to recognize $5.4 million in 2000 in accordance with our revenue recognition policy.

COST OF REVENUES

Cost of revenues for the year ended December 31, 1999 was $2.5 million, an increase of $600,000, or 32%, compared to $1.9 million in 1998. The increase was primarily a result of additional costs necessary to service new customers.

22

<Page>

GROSS PROFIT

Our gross profit margin increased from 25% in 1998 to 42% in 1999. This
increase in gross profit margin is primarily due to increased revenues spread
over a fixed base of costs. We do not expect significant increases in gross
profit margin for the foreseeable future.

RESEARCH AND DEVELOPMENT

Research and development costs for the year ended December 31, 1999 were
$1.5 million, a decrease of $200,000, or approximately 13%, compared to
$1.7 million for 1998.

This decrease is primarily due to the timing of changes in personnel. We
expect research and development costs to increase in the future in support of
our expected new product development.

As a percentage of revenue, research and development costs were 34% of
revenue in 1999 as compared to 65% in 1998. We expect the growth in revenue to
exceed the growth in research and development costs. Therefore, we expect these
costs will decrease as a percentage of revenue, in the future.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the year ended
December 31, 1999 were $3.9 million, an increase of $700,000, or 23%, compared
to $3.2 million for 1998. The increase was primarily related to hiring of
additional sales and management personnel to increase and support customer
growth.

We expect that selling, general and administrative expenses will continue to
increase in the future in order to support our revenue growth and the need for
additional infrastructure.

As a percentage of revenues, selling, general and administrative cost was
90% in 1999 as compared to 124% in 1998. We expect the percentage of selling,
general and administrative costs to decrease in the future.

STOCK-BASED COMPENSATION

<R>
We granted certain stock options to our officers and employees at prices
deemed to be below the fair value of the underlying stock. The cumulative
difference between the fair value of the underlying stock at the date the
options were granted and the exercise price of the granted options was $5.6
million at December 31, 1999. We expect to amortize this amount over the four to
seven year vesting periods of the granted options. Accordingly, our results from
operations will include stock-based compensation expense at least through 2006.
We recognized $233,000 of this expense during the year ended December 31, 1999.
</R>

INTEREST INCOME AND EXPENSE

Net interest income for the year ended December 31, 1999 was $78,000. This
amount arose primarily from investment interest income offset by interest
expense from capital lease obligations. Net interest expense for the year ended
December 31, 1998 was $419,000. This amount arose primarily from interest
expense from notes payable and capital lease obligations, partially offset by
investment interest income.

The change from net interest income in 1999 from net interest expense in
1998 is due to higher investable cash balances resulting from the cash received
from the sale of our series C preferred stock in a private transaction in
December 1998 and a reduction in interest expense in 1999 due to the conversion
of the notes payable to shareholder into our series G preferred stock in
December 1998.

<Page>
YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

   REVENUES

   Total revenues increased 145% to $2.6 million for the year ended
December 31, 1998 from $1.0 million for the year ended December 31, 1997. The
increase was primarily related to revenues generated from newly signed customer
contracts.

   COST OF REVENUES

   Cost of revenues for the year ended December 31, 1998 was $1.9 million, an
increase of $400,000, or approximately 27% compared to $1.5 million in 1997. The
increase was primarily a result of additional costs necessary to service new
customers.

   GROSS PROFIT

   Our gross profit margin improved in 1998 to 25% from a negative margin in
1997. This improvement is primarily due to an increase in revenue spread over a
fixed base of cost.

   RESEARCH AND DEVELOPMENT

   Research and development costs for the year ended December 31, 1998 were
$1.7 million, an increase of $100,000 or approximately 7% compared to
$1.6 million for 1997.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expenses for the year ended
December 31, 1998 were $3.2 million, an increase of $1.0 million, or 41%
compared to $2.2 million for 1997. The increase was primarily related to the
hiring of additional staff and management to support our customer growth.

   INTEREST INCOME AND EXPENSE

   Net interest expense for the year ended December 31, 1998 was $419,000 as
compared to $47,000 for the year ended December 31, 1997. The increase in net
expense was primarily related to a reduction in interest income for 1998.

SELECTED QUARTERLY OPERATING RESULTS

   The following table sets forth our unaudited quarterly results for the five
quarters ended March 31, 2000. This information has been prepared on the same
basis as the financial statements and, in the opinion of our management,
reflects all adjustments, consisting only of normal recurring adjustments,
necessary for a fair presentation of the information for the periods presented.
The unaudited quarterly operating results are not necessarily indicative of
future results of operation.

24

<Page>
This data should be read in conjunction with our Financial Statements and
related Notes included in this prospectus.

<R>
<Table>
<Caption>

	THREE MONTHS ENDED				
	MARCH 31, 1999	JUNE 30, 1999	SEPTEMBER 30, 1999	DECEMBER 31, 1999	MARCH 31, 2000
			(IN THOUSANDS)		
<S>	<C>	<C>	<C>	<C>	<C>
Revenues......................................	$ 718	$ 868	$ 1,196	$ 1,569	$ 1,629
Cost of revenues.............................	511	555	565	878	1,026
Gross profit.................................	207	313	631	691	603
Research and development......................	396	358	362	344	599
Selling, general and administrative...........	899	986	994	1,018	1,565
Stock-based compensation......................	--	--	--	233	339
Total operating expenses.....................	1,295	1,344	1,356	1,595	2,503
Operating loss...............................	(1,088)	(1,031)	(725)	(904)	(1,900)
Interest income, net.........................	27	16	17	18	21
Net loss before accretion of redemption premium on preferred stock..................	(1,061)	(1,015)	(708)	(886)	(1,879)
Accretion of redemption premium on preferred stock......................................	94	97	102	108	115
Net loss applicable to common shareholders....	$(1,155)	$(1,112)	$ (810)	$ (994)	$(1,994)

</Table>
</R>

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations and funded our capital
expenditures through the private sale of equity securities, supplemented by
private debt and equipment leases. Aggregate net proceeds to date from private
equity financings total $12.3 million. As of March 31, 2000, we had
$2.0 million in cash and a working capital deficit of $1.6 million.

     Net cash used in operating activities was $1.1 million for the three months
ended March 31, 2000 and $1.4 million for the three months ended March 31, 1999.
Net cash used in operating activities was $3.8 million in 1997, $2.4 million in
1998 and $1.4 million in 1999. For those periods, net cash used in operating
activities was primarily to fund losses from operations.

     Net cash used in investing activities was $192,000 for the three months
ended March 31, 2000 and $155,000 for the three months ended March 31, 1999. Net
cash used in investing activities was $180,000 in 1997, $244,000 in 1998 and
$195,000 in 1999. Investing activities consisted primarily of purchases of
property and equipment.

     Net cash used in financing activities was $98,000 for the three months ended
March 31, 2000 and $25,000 for the three months ended March 31, 1999. Financing
activities for these periods consisted primarily of capital lease payments. Net
cash provided by financing activities was $2.5 million in 1997 and $5.6 million
in 1998, and net cash used in financing activities was $370,000 in 1999.
Financing activities consisted primarily of proceeds from a related party loan
in 1997, proceeds from the sale of preferred stock in 1998, and capital lease
financing and payments in 1999.

     As we execute our strategy, we expect significant increases in our operating
expenses to fund development of current and new divisions and product lines.
Presently, we anticipate that our existing capital resources and the proceeds
from this offering will meet our operating and investing needs through the end
of 2001. After that time, additional funding may not be available on acceptable
terms or at all. If we require additional capital resources to grow our
business, execute our operating plans or acquire complementary businesses at any
time in the future, we may seek to sell additional equity or debt securities or
secure additional lines of credit, which may result in ownership dilution to our
shareholders. In any event, we believe that our current funding resources,

including cash on hand and operating revenues, will be sufficient to sustain
operations at least through 2000 without the proceeds from this offering.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101,
"Revenue Recognition in Financial Statements." SAB 101 expresses the views of
the SEC staff in applying generally accepted accounting principles to certain
transactions. Our financial statements and related disclosures for 1997, 1998
and 1999 are in compliance with SAB 101.

BUSINESS

OVERVIEW

CareScience provides proprietary Internet-based tools designed to improve the quality and efficiency of health care. Our products allow users to identify the presence and causes of clinical inefficiencies and medical errors and to monitor the results of implemented solutions. We have developed a proprietary suite of technologies for the collection, analysis and sharing of clinical data. These technologies enable our customers to cost-effectively evaluate and manage the key quality factors in care delivery. We currently sell our Internet-based information and data evaluation products to hospitals, health systems, health plans and pharmaceutical manufacturers. Our objective is to facilitate improvements in health care quality and efficiency by using the Internet to become the leader in collection, analysis and exchange of comprehensive, community-wide clinical data.

CareScience was incorporated as Care Management Science Corporation in 1992 with the purpose of commercializing intellectual property that was developed at the University of Pennsylvania School of Medicine and The Wharton School. In 1993, we exclusively licensed the intellectual property underlying our core technology in a 30-year agreement with the University of Pennsylvania which is the holder of approximately 1.2% of our capital stock. In 1996, we launched our first Internet-based commercial product based on this proprietary technology under our CaduCIS.com product line. In 1999, we launched our clinical data sharing products as well as a product aimed at the pharmaceutical industry. In addition, we are currently developing products for use by physicians and consumers. To date, we have signed 50 contracts covering more than 100 hospitals, health systems, health plans and pharmaceutical companies. On March 7, 2000, we changed our name from Care Management Science Corporation to CareScience, Inc.

INDUSTRY BACKGROUND

CLINICAL COSTS ARE LARGE AND GROWING

According to the Health Care Financing Administration, or HCFA, annual health care spending in the United States exceeds $1.2 trillion, or 14% of the country's gross domestic product, and is expected to grow to $2.2 trillion by 2008. Current on-line efforts are primarily seeking to change administrative and financial processes, reduce systems costs, improve cash flow or speed billing and purchasing. Even if successful, these efforts do not address the significant majority of health care spending that results from the cost of clinical diagnosis and treatment. These costs arise from the process of medical decision-making, treatment choice and therapeutic efficacy, and comprise the largest portion of spending in the health care industry. Furthermore, we estimate that hospitals, health plans and pharmaceutical companies spend more than $35 billion annually to manage treatment decisions and attempt to control clinical costs. As inefficiencies within the health care system consume enormous resources, as well as pose medical risks to consumers, constituents across the health care industry are seeking cost-effective information and tools to improve the quality and efficiency of care delivery.

CONCERNS ABOUT CLINICAL QUALITY AND MEDICAL ERRORS ARE INCREASING

The delivery of clinical care usually involves complex procedures, multiple treatments and subjective judgments. Even appropriate clinical decisions are often difficult to implement and analyze because of uncontrolled operational systems. Hospitals and health plans have been seeking to gain control of and measure clinical processes to increase accountability and improve care.

27

<Page>

Problems with quality in the health care industry have recently gained attention because of advances in the ability to measure medical errors and complications and increasing concern about clinical care among policy-makers and the public. In addition to being the eighth-leading cause of death in the United States, medical errors add substantial costs to and drive consumer dissatisfaction with the delivery of care. Medical errors and complications result in unnecessary events including emergency room visits, hospitalizations, specialist referrals and laboratory studies, all of which are used to evaluate the errors and manage the consequences they create. We believe that many of the current efforts to reduce administrative waste and improve financial performance do not address the processes that result in clinical inefficiencies. Health care delivery systems, physicians, health plans, the government and employers are seeking information regarding clinical quality and medical errors as well as tools to enhance clinical efficiency.

HEALTH CARE CONSTITUENTS REMAIN HIGHLY FRAGMENTED

Health care is delivered locally in hundreds of thousands of locations through a complex and fragmented mix of constituents, including:

 - hospitals, health systems, medical practice groups and other provider
   organizations;

 - physicians in solo or small-group practices;

 - payors, such as insurance companies, managed care organizations, Medicare,
   Medicaid and employers; and

 - suppliers, such as clinical laboratories, pharmaceutical companies and
   other groups that provide tests, drugs, x-rays and other medical supplies
   and services.

Historically, many of these organizations have tried to improve efficiency, accountability and clinical-process control by horizontally or vertically integrating with other constituents. For example, hospitals acquired physician practices in order to create integrated delivery systems. These efforts have largely been abandoned because these systems were unable to integrate clinical services and set common goals. Additionally, these efforts highlighted the importance of being able to share clinical, operational and administrative information.

TECHNOLOGICAL FRAGMENTATION LEADS TO INEFFICIENT USE OF CLINICAL DATA

In order to efficiently deliver care, information must flow within and between health care constituents. For example, to diagnose and treat a patient properly, physicians need access to clinical information such as medical history data, laboratory results, x-rays and prescriptions from various hospitals, laboratories and other providers. Health care constituents have not historically coordinated their information technology investments due to:

 - the large number of constituents;

 - the complexity of health care encounters and transactions;

 - the cost of deploying technology; and

 - pervasive concerns about confidentiality of patient information.

This has resulted in the current technology infrastructure in health care being characterized by numerous incompatible and proprietary mainframe and client/server systems that store information in isolated databases using non-standardized formats. Thus, providers must typically request information by phone, fax or patient survey and those requests are frequently delayed due to disparate paper-based systems maintained by most constituents. Furthermore, the lack of timely access to accurate clinical information, particularly in an urgent-care situation, may lead to poor clinical outcomes and excess costs through:

 - inaccurate diagnoses;

 - redundant tests; and

 - enhanced potential for medical errors and clinical complications.

28

<Page>
    As a result of geographic, organizational and technological fragmentation,
current information exchange is often incomplete or redundant, thus creating the
need for a comprehensive technology solution.

THE GROWTH OF THE INTERNET IS IMPACTING HEALTH CARE

    The Internet has emerged as the fastest growing communication medium in
history. International Data Corporation, an independent research firm, estimates
that the total number of Internet users worldwide will grow from 142 million at
the end of 1998 to 502 million by the end of 2003. The Internet is currently
being used to speed and streamline a variety of business transactions. The
Internet's open architecture, platform and location independence, scalability
and growing acceptance make it an increasingly important medium for the
information-intensive and highly transactional health care industry. We believe
that many existing Internet products do not provide tools to monitor the care
delivery process or improve clinical efficiency. Additional improvements in the
ability to search, store, structure, integrate and filter vast amounts of
disparate data and to dynamically analyze, customize and display information in
contexts relevant to particular users will further increase the usefulness of
Internet-based applications to the health care market.

THE CARESCIENCE SOLUTION

    We provide Internet-based products that use proprietary analytical tools and
data collection and sharing technologies to improve the quality and efficiency
of clinical services. Our products identify the presence and causes of clinical
inefficiencies and medical errors and monitor the results of implemented
solutions. Additionally, we facilitate the sharing of clinical information
across health care constituents on a community-by-community basis. We believe
our solutions improve our customers' business performance by enabling real-time
clinical data sharing and detailed clinical-process analysis.

    IMPROVE THE QUALITY OF CARE. Our proprietary scientific methodologies were
developed at the University of Pennsylvania School of Medicine and The Wharton
School with over $30 million in grants. Our algorithms allow us to normalize
clinical information across thousands of parameters using sophisticated
statistical analysis and, in conjunction with our on-line analytic processing
technology, provide retrospective evaluation as well as prediction of clinical
performance. Unlike benchmarking, which compares performance to designed
protocols or averages of broad populations across a limited number of criteria,
our algorithms allow users to understand the underlying basis of their clinical
performance. For example, when a patient experiences a clinical complication, we
can determine the likelihood that the complication was attributable to the
patient's condition, the physician's decisions or the hospital's operations, and
for any of these, which specific factors contributed to the complication. We
believe our products provide health care constituents with the most
comprehensive, robust and clinically credible tools for clinical-process
management.

    OUTSOURCE COMPLEX CLINICAL ANALYSES. The collection, standardization and
analysis of clinical data is complicated, time intensive and requires
specialized capabilities. We believe that very few health care organizations
possess these resources or capabilities. Our products are designed to collect
and analyze comprehensive clinical data in order to improve the delivery of
care. As an application service provider, we offer our customers cost-effective
access to remotely hosted data supported by sophisticated processing technology
and analysis methods.

    EXCHANGE CLINICAL INFORMATION. Our technologies provide information to
influence diagnostic and treatment decisions by enabling secure information
sharing among authorized health care constituents. Since much information is not
currently available at the point of care, we are

                                      29

<Page>
developing an Internet-based care data utility to share and analyze clinical
information among participating health care constituents within a community. We
are developing access standards to this utility and have certified a wide
variety of clinical applications to give our customers flexibility in accessing
this utility. For example, we have designated more than 60 applications from
vendors as CareStandard.com-certified, including Cerner, Eclipsys, MedicaLogic
and Shared Medical Systems.

     PROVIDE COMPREHENSIVE SERVICES. Our products support critical clinical
functions and are used intensively by our customers. We are developing new
products to support other important tasks, such as interacting with physicians
and consumers, which will expand the role of our products in daily
clinical-management functions. Because of the services we provide, our customers
comprise a large and growing base of high-level clinical decision makers with
significant strategic and operational influence. As the use of the Internet
grows, we believe that we will have a unique channel through which to distribute
other Internet-based services to our users.

OUR VALUE PROPOSITION

     Our value proposition to our customers is based on enabling them to manage
their clinical operations using our databases and proprietary clinical
algorithms. Our approach identifies clinical inefficiencies and medical errors
and thereby offers the opportunity to improve the quality of care and reduce
costs. Additionally, we host our customers' clinical data and provide real-time
access to that data, which reduces their fixed cost of information technology
while increasing reporting flexibility.

     Customers gain value from our products in three principal areas:

     IMPROVING CLINICAL PROCESSES. Many tests and therapies that are performed
on patients do not improve outcomes or may pose undue risk. Moreover, many
patients do not receive indicated preventative therapies or are placed at risk
by oversights in drug regimens or in pre-operative preparations. Our products
enable our customers to strengthen their business performance by improving the
quality of care they deliver and avoiding medical errors and unnecessary
treatments.

     LOWERING THE COST OF MANAGEMENT OVERSIGHT. In hospitals and health plans,
our products reduce the need for manual data collection and for tracking of
clinical events. Our CareScript.com databases and outsourcing tools reduce the
need for pharmaceutical makers to have specialized in-house staff to manage the
strategic drug development process. Because our products are vendor neutral and
operate over the Internet, we enable our customers to realize substantial value
from their historical investment in legacy systems.

     IMPROVING THE WAY HEALTH CARE CONSTITUENTS INTERACT. Our products provide
service integration by enabling health care constituents to share relevant
clinical information. For example, our products enable hospitals and health
plans to provide clinical-data access to physicians at the point of care. Also,
hospitals and health plans can use our products to supplement their consumer
relationships and improve consumer satisfaction and health status.

OUR STRATEGY

     Our objective is to become the leading provider of Internet-based products
to facilitate improvements in health care quality and efficiency. The primary
components of our strategy include:

     OFFER COMMUNITY-BASED SOLUTIONS. Our primary focus is at the community
level, where the overwhelming majority of people receive clinical services. Our
products and services support the key participants in local health care
delivery: hospitals, health plans, pharmaceutical and biotechnology companies,
physicians and consumers. We offer a comprehensive suite of Internet-based
products and services that allow different participants in local health care
systems to manage

                                   30

<Page>
their role in care delivery while collaborating with other participants. As one
or more of our products become accepted within a community, our other products
become more valuable and more likely to be used in that community.

     DEVELOP NEW PRODUCTS BASED ON OUR PROPRIETARY KNOWLEDGE AND DATA ASSETS. We
have developed a substantial and rapidly growing proprietary on-line data asset
in a single location and format encompassing millions of care encounters. We
maintain proprietary, rigorously validated clinical algorithms. Our data and
knowledge bases are unique because of their clinical detail and linkage to
ongoing relationships with active customers. We are leveraging our proprietary
database to develop and introduce other Internet-based products. For example, in
the fall of 1999, we introduced our CareScript.com product to pharmaceutical and
biotechnology companies for outsourcing key functions and performing on-line
pharmacoeconomic analysis. In addition, we are developing CareLeader.com for
physicians and CareSense.com for consumers using our proprietary knowledge and
data assets.

     CROSS-SELL PRODUCTS. We are developing strong relationships with hospitals,
health systems, health plans and pharmaceutical companies. We intend to enhance
these relationships by developing and selling additional complementary products
to these customers. While each of our products is designed to satisfy the needs
of a particular type of customer, customers frequently purchase more than one
type of product. For example, we believe that hospitals that use CaduCIS.com to
manage clinical processes are more likely to use CareStandard.com to exchange
clinical data, CareLeader.com to relate to physicians and CareSense.com to
relate to consumers. Additionally, we can serve our high-level user base by
providing future opportunities for third-party services to be offered through
our distribution channels.

     LEVERAGE OUR TECHNOLOGY PLATFORM. Our products use a common technology
platform, including common architecture, data structures, analytic processing
tools, clinical algorithms and telecommunication protocols. Additionally, our
products frequently integrate with a variety of other vendors' products. By
using the Internet and serving as a centralized application service provider,
our solution represents a high-value proposition for our customers. Furthermore,
since our products are technologically intensive and connect disparate industry
segments, customers cannot replicate our products without incurring substantial
costs.

     PURSUE TARGETED STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We intend to
pursue strategic relationships and acquisitions that would bolster our
distribution channels in core areas or expand our service offerings to
customers. We plan to seek targeted partnerships and acquisitions that would be
consistent with our objective to improve quality and efficiency in health care.

PRODUCTS

     We provide an integrated suite of Internet-based products designed to
gather, store, analyze and disseminate clinical information. Our customers use
these products to build relationships and to improve the quality and efficiency
of clinical care. To date, we have deployed three core product lines:
CaduCIS.com, CareStandard.com and CareScript.com. Additionally, we are
developing two

                                       31

<Page>
new product lines: CareLeader.com and CareSense.com. An overview of our products
can be seen in the table below:

<Table>
<Caption>

PRODUCT	TARGET MARKET	CORE FUNCTION	DATE LAUNCHED	PRICING MODEL
<S>	<C>	<C>	<C>	<C>
CaduCIS.com				
CaduCIS Manager	Hospitals and health systems	Understanding how to improve clinical efficiency and reduce medical errors using clinical data	Second Quarter 1996	Per admission or encounter
CaduCIS Alliance	Health plans	Understanding how to improve clinical efficiency and reduce medical errors using claims data	Third Quarter 1999	Per member
CaduCIS Net	Hospitals, health systems, health plans	Direct hospital-hospital performance comparisons using public data	First Quarter 1996	Free
CareStandard.com	All health care participants	Securely exchanging clinical information at the point of care via the Internet	First Quarter 1999	Per encounter
CareScript.com	Pharmaceutical and biotechnology companies	Understanding the best market target(s), positioning and pricing for pharmaceutical products	Fourth Quarter 1999	Per report
CareLeader.com	Hospitals, health systems, health plans for use by their physicians	Evaluation of current and prior treatment choices	Targeted: 2001	Per member or encounter
CareSense.com	Hospitals, health systems, health plans for use by their consumers	Facilitation of self-assessment of care in consultation with a physician	Targeted: 2001	Per member or encounter
</Table>

CADUCIS.COM

    CaduCIS.com products are used by hospitals, health systems and health plans
to monitor and evaluate care and to support and manage the physicians that
provide care on their behalf. The CaduCIS.com Web-server center now hosts more
than 5 terabytes of detailed clinical data which is the equivalent of over
2.5 billion pages of text. This data and the related Web-server operation
provide the critical infrastructure support to our other product lines.

    All products in the CaduCIS.com product line:

  - collect clinical data from existing customer information systems;

  - standardize and store data in a common format;

  - provide access to data and clinical algorithms through our application
    service provider platform;

  - analyze data using our proprietary methods to identify ways to improve
    care;

  - provide information access to authorized users with only a browser and
    Internet connection; and

  - create on-line communities of users to support collaboration for care
    improvements.

32

<Page>
    CADUCIS.COM CASE STUDY EXAMPLE

    CADUCIS MANAGER ALERTED A HOSPITAL TO A PROBLEM WITH MEDICAL ERRORS IN
PATIENTS WITH AN INTESTINAL BLOCKAGE. USING THE TOOL, USERS DETERMINED THAT THE
AMOUNT OF INTRAVENOUS FLUID PROVIDED WAS TOO MUCH FOR SOME OF THE PATIENTS WITH
WEAKER HEARTS. THAT EXCESS FLUID RESULTED IN A DANGEROUS CONDITION WHERE FLUID
ACCUMULATES IN THE LUNGS AND BREATHING BECOMES DIFFICULT. THIS COMPLICATION WAS
COSTLY DUE TO THE NEED FOR DRUG TREATMENT TO REMOVE THE EXTRA FLUID AS WELL AS
LAB AND X-RAY TESTS TO MONITOR THE TREATMENT. IN LESS THAN 5% OF THE TIME IT
WOULD HAVE TAKEN WITHOUT CADUCIS.COM, TWO USERS WERE ABLE TO QUICKLY IDENTIFY A
TOTAL OF 250 CASES OF THIS COMPLICATION REPRESENTING MORE THAN $1.4 MILLION IN
UNNECESSARY, UNCOMPENSATED FEES.

    CADUCIS MANAGER. Our customers use CaduCIS Manager to improve the clinical
care delivery process, reduce medical errors and lower costs in the inpatient
and hospital-based outpatient settings. It is used by case managers, medical
directors, physician leaders, department chairmen, decision-support analysts and
other hospital and health system managers with only a browser and Internet
connection. Output from CaduCIS Manager is used in many different ways
including: case management, physician education, profiling, pathway development,
performance monitoring and compliance with Medicare-required quality data
submission.

    CADUCIS ALLIANCE. Our customers use CaduCIS Alliance to reduce medical
errors and better utilize specialized resources such as hospitals, specialists
and emergency care units. CaduCIS Alliance focuses on optimizing physicians'
treatment choices for treatment setting, drug use, test and therapy use and
procedure use. It is used by medical directors, utilization review staff and
practice leaders for numerous medical management functions and also supports
National Committee for Quality Assurance accreditation. Importantly, CaduCIS
Alliance also enables communication and coordination between health plan and
practicing physician.

    We typically sell CaduCIS Manager and CaduCIS Alliance pursuant to three- to
five-year contracts, Contract pricing is estimated based on a per-encounter or
per-member basis. To the extent customers exceed estimated amounts, additional
fees will be charged. It usually takes us and our implementation partners
between 10 and 28 weeks to install the products, including data-interface
development, database construction and user training. Customers typically have
unlimited access to data and are supported by an array of telephone and email
help, data validation and management, product training classes and ad-hoc
services. We are currently testing transaction-based pricing in selected
markets.

    CADUCIS NET. This is a free Internet-based service using our proprietary
algorithms to compare quality and performance across hospitals. Because we use
the most recent public information for Medicare beneficiaries across the nation,
this product is immediately accessible to authorized users. In September 1999,
we made a strategic decision to offer CaduCIS Net free to the health care
marketplace. Since that time, over 2,600 health care organizations have
registered and are using this product and more than 1,100 have requested
information about our revenue-producing products. Two-thirds of all
non-governmental United States hospitals use CaduCIS Net to compare clinical and
economic performance and to identify patterns of medical errors.

    We also employ a group of expert educators and consultants who support
product users through a service offering called the Institute for Management
Development. The Institute for Management Development assists in the development
of disease-focused strategies and in setting and achieving explicit process
improvement performance targets. Institute for Management Development staff also
advises executive and clinical leadership on the strategic use of care
management as a competitive tool in regional or national markets. These services
are offered as on-site or Internet-based programs aimed at physician executives,
practicing clinicians and CaduCIS.com users.

<Page>
CARESTANDARD.COM

    CareStandard.com is designed to enable real-time, Internet-based clinical
data exchange and related services that allow for the secure sharing and storage
of clinical data using more than 60 applications from third-party vendors.
Physicians, hospitals, health systems, laboratories, pharmacies and other local
organizations participate in data-sharing arrangements organized and operated by
us to deliver the information that physicians need to provide better care for
their patients. We facilitate data availability at the point of care through an
open-architecture, Internet-based data sharing utility. By using these services,
participants are able to share clinical information, thereby:

    - providing clinical data at the point of care;

    - reducing the rate of medical errors and misdiagnoses;

    - improving the efficiency of care delivery; and

    - reducing the overall cost of health care.

    CareStandard.com clinical data exchange is accomplished through three
business and technical mechanisms:

    - certification of third-party vendors to ensure compliance with the
      CareStandard.com data standards;

    - formation of a Care Exchange composed of local health care constituents
      that determine data sharing rules; and

    - deployment of a care data utility to securely and efficiently route,
      convert and monitor data elements between parties over the Internet.

    CARESTANDARD.COM HYPOTHETICAL EXAMPLE

    A PHYSICIAN IS TREATING A NEW PATIENT WHO STATES THAT HE WAS RECENTLY SEEN
IN A HOSPITAL EMERGENCY ROOM BY ANOTHER PHYSICIAN AND HAD A PRESCRIPTION FILLED
THAT HE CAN'T REMEMBER. THE PHYSICIAN IS ABOUT TO ORDER AN EXPENSIVE SERIES OF
LABORATORY TESTS, BUT BEFORE SHE SUBMITS THE ORDER, SHE USES HER EXISTING
CARESTANDARD.COM-CERTIFIED MEDICAL RECORD APPLICATION TO RETRIEVE THE PATIENT'S
LAB RESULTS FROM THE EMERGENCY ROOM AND THE PATIENT'S PRESCRIPTION HISTORY FROM
THE LOCAL PHARMACY. SHE DISCOVERS THAT THE LAB REGIMEN THAT SHE WAS ABOUT TO
ORDER WAS ALREADY COMPLETED BY THE HOSPITAL AND THAT THE PATIENT HAD MORE THAN
ONE ABNORMAL RESULT. ONCE AGAIN USING HER EXISTING APPLICATION, SHE ORDERS A
SINGLE FOLLOW UP LAB TEST AND AN IMPORTANT PRESCRIPTION. FORTUNATELY, THE
PHYSICIAN IS ALERTED IMMEDIATELY TO A DRUG ALLERGY THAT THE PATIENT HAD
FORGOTTEN, SO THE PHYSICIAN CHANGES HER DRUG ORDER TO ANOTHER PRODUCT. IN LESS
THAN FIVE MINUTES, THE PHYSICIAN HAS RETRIEVED IMPORTANT CLINICAL DATA AND
INITIATED A SAFE, EFFECTIVE TREATMENT.

    CARE EXCHANGE. We provide the staff and services that establish and manage
a Care Exchange in each community. The Care Exchange develops the rules for data
sharing and governs the ongoing arrangements between participating
organizations. We also provide Internet-based information relevant to Care
Exchange members, including:

    - current status of federal, state, and local regulations;

    - health industry assessments; and

    - reports that track issues surrounding use of the Internet for health
      information exchange.

    Our demonstration Care Exchange is in Santa Barbara County, California, and
is developed with a $10 million grant from the California HealthCare Foundation.
We intend to introduce

<Page>

CareStandard.com in the California market initially and then to markets across
the United States, primarily relying upon Internet-based work-flow management
tools that are being developed as part of our demonstration Care Exchange.

    CARE DATA UTILITY. We are currently implementing a care data utility, which
is compliant with proposed Health Insurance Portability and Accountability Act
regulations. This utility will securely route, standardize, host and retrieve
clinical data from any CareStandard.com-certified application. It will comply
with existing industry and governmental standards for data content inputs and
outputs and will include universal person identifiers with secure data access.
Most data will be stored locally within each separate third-party application,
but we could provide a community-level data storage for those third-party
applications that cannot transmit data instantaneously. Importantly, we are
designing this care data utility to be highly scalable and capable of being
expanded at low marginal cost. Markets for this health care information utility
can be accessed on a community-by-community or health system-by-health system
basis.

    VENDOR CERTIFICATION. Our CareStandard.com care data utility is designed to
be an application-independent, open-architecture data sharing solution. We
certify vendors that have fully deployed applications that meet our
requirements. As of February 2000, we have certified more than 60 products from
vendors that we determined to meet our requirements. Only products that are
CareStandard.com-certified can integrate with our care data utility, and Care
Exchange members have agreed to only purchase CareStandard.com-certified
products. These products cover multiple functions such as order entry systems,
electronic medical record applications, patient health care information web
sites and system integration tools.

    We maintain a comprehensive, highly detailed, Internet-based database
regarding the vendors and products we certify. We also identify and support
organizations that want to buy CareStandard.com-certified products. By bringing
together community-based buyers and product sellers, we believe that we can
simultaneously aggregate organizational purchasing power for communities and
enhance product volume for vendors. Additionally, the certification process
offers vendors a framework for product development that is based on specific and
objective criteria.

CARESCRIPT.COM

    CareScript.com builds upon the proprietary databases created by our other
product lines, and uses this data to answer important development,
market-targeting and pricing questions for pharmaceutical and biotechnology
companies. According to a 1994 study by Duke University, seven out of ten
commercialized pharmaceutical products fail to recoup their development costs.
Researchers, marketers and other decision makers within pharmaceutical
manufacturers use CareScript.com to improve the financial return from chemicals
ranging from those in discovery to those that are already commercialized.
Additionally, we provide related services to hospitals, health systems and
health plans to enable those organizations to better select, purchase and deploy
drugs.

    CareScript.com products perform the following functions:

    - on-line pharmacoeconomic data access;

    - interactive analytic models;

    - pharmaceutical development life cycle tools; and

    - outsourcing management communication technology.

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<Page>
    CARESCRIPT.COM CASE STUDY EXAMPLE

    RESEARCH DATA INDICATES THAT A NEW CHEMICAL COMPOUND DEVELOPED BY A
PHARMACEUTICAL COMPANY IS EFFECTIVE AGAINST A WIDE RANGE OF DISEASES. USING OUR
CARESCRIPT.COM DATABASE AND SERVICES, THE PHARMACEUTICAL MAKER WAS ABLE TO
DETERMINE THE TYPE AND FREQUENCY OF THOSE DISEASES IN UNITED STATES HOSPITALS
NATIONALLY, REGIONALLY AND LOCALLY. CARESCRIPT.COM ALSO DETERMINED THE SEASONAL
AND AGE-RELATED VARIABILITY OF THOSE DISEASES. WE EXPECT THAT FURTHER USE OF OUR
CARESCRIPT.COM DATA AND ANALYTIC TOOLS WILL SHOW HOW EXISTING PHARMACEUTICAL
PRODUCTS ARE USED TO TARGET THESE DISEASES. IT WILL ALSO BE ABLE TO REVEAL THE
EXISTING VARIABILITY IN TREATING THESE CONDITIONS WITH CURRENT PHARMACEUTICAL
PRODUCTS, THE CLINICAL OUTCOMES FOR EACH EXISTING APPROACH AND THE UNMET NEEDS
OF PATIENTS WITH THESE DISEASES. THIS INFORMATION WILL ENABLE THE PHARMACEUTICAL
MAKER TO DETERMINE THE MOST ATTRACTIVE COMMERCIAL OPPORTUNITY AND PROPER
CLINICAL TARGET FOR THE NEXT, MORE EXPENSIVE PHASE OF THE FOOD AND DRUG
ADMINISTRATION APPROVAL PROCESS. SPECIFICALLY, THE PHARMACEUTICAL MAKER CAN
UNDERSTAND WHAT DISEASES TO TARGET, AND WHEN TO START AND WHERE TO CONDUCT ITS
TRIAL TO MINIMIZE ITS COSTS AND MAXIMIZE ITS LIKELIHOOD OF SUCCESS.

    ON-LINE ANALYSIS. Customers use CareScript.com to perform on-line analyses
to study the financial impact of a new pharmaceutical product. We use our
Internet-based applications, proprietary algorithms and data to replace or
complement costly and time-consuming consulting services. Pharmaceutical makers
use CareScript.com to decide what diseases to target with their research and
development efforts and whether or not a new drug should be moved out of
research and development and into the expensive clinical trials process. These
studies may identify the costs of treating an illness, the distribution of
patients with particular diseases, how they are treated and how specific drugs
impact the course of illness. Our on-line pricing analyses help determine how a
drug should be priced in view of the benefit it provides to patients and the
competitive positioning of other drugs.

    OUTSOURCING. We provide on-line and consulting-based outsourcing to
biotechnology and other smaller firms that cannot support a pharmacoeconomic
staff or pricing staff of their own. Like their larger competitors, these
organizations need specialized clinical-economic support for the
commercialization of their new or positioning of their existing drugs. Through
CareScript.com, we expect to form long-term relationships with these
organizations. We expect to use our Internet-based products to outsource
management of pharmacoeconomics, procurement of pricing and outcome studies and
provide development lifecycle modeling tools for these customers.

CARELEADER.COM AND CARESENSE.COM

    CareLeader.com and CareSense.com are currently under development as
interactive products to enhance the physician-patient encounter. Both products
will use our database, as well as our proprietary analytic methods,
Internet-based operations, hosting and distribution channels.

    CARELEADER.COM AND CARESENSE.COM HYPOTHETICAL EXAMPLE

    A PATIENT WAS RECENTLY DIAGNOSED WITH LEUKEMIA. AFTER REVIEWING THE GENERIC
INFORMATION AVAILABLE ON SEVERAL CONSUMER-FOCUSED WEBSITES, THE PATIENT LOGS
INTO CARESENSE.COM THROUGH HER COMMUNITY HOSPITAL WEBSITE. AFTER ESTABLISHING
HER IDENTITY, SHE INITIATES THE DOWNLOAD OF HER MEDICAL DATA INTO THE
CARESENSE.COM DATABASE AND REVIEWS THAT INFORMATION. SHE THEN PERFORMS A
TREATMENT COMPARISON TO SEE HOW OTHER PATIENTS LIKE HER HAVE BEEN TREATED. SHE
ALSO LEARNS WHICH COMPLICATIONS SHE MAY DEVELOP AND WHAT SHE CAN DO TO PREVENT
THEM. SHE DISCOVERS THAT PEOPLE LIKE HER ARE GENERALLY HOSPITALIZED THREE TIMES
WITHIN THE FIRST SIX MONTHS OF TREATMENT. CARESENSE.COM GENERATES A LIST OF
QUESTIONS FOR HER TO ASK HER PHYSICIAN AND ALLOWS HER TO EMAIL THOSE QUESTIONS
TO HIM. HER PHYSICIAN LOGS INTO CARELEADER.COM AND THESE QUESTIONS ARE PRESENTED
TO HIM AND A

36

<Page>
SPECIALIST BEST SUITED TO TREAT THIS PATIENT IS IDENTIFIED. AN ON-LINE
CONSULTATION AND REFERRAL IS MADE AND THE PATIENT BEGINS HER TREATMENT.

    CARELEADER.COM

    CareLeader.com will be an Internet-based product for use by physicians at
the point of care. It will supplement their own experience and training by using
current and past data available on their patients along with analysis provided
by our proprietary analytical tools. Through CareLeader.com, physicians will be
able to access four real-time features:

    DATA ACCESS. Physicians will be able to get on-line access to order and
result data about their patients from any Web browser. This data will include
available orders, diagnoses, results, visit history and treatments by other
physicians.

    TREATMENT AID. CareLeader.com will show physicians the types of treatment
that are typically provided to patients like the one they are currently
evaluating. This information will include emergency room visits, primary care
physician visits and referrals to a specialist or admission to a hospital. The
results shown to physicians in CareLeader.com will be generated by the same
methods used throughout our products.

    PHYSICIAN OR HOSPITAL SELECTION. Using this feature, physicians will be
able to identify other physicians or hospitals with the best experience and
outcomes for their patient as determined by our proprietary methods. The
physician would also be able to review other information about a physician or
hospital available on-line in CaduCIS.com, in other linked applications or on
the Internet.

    PERFORMANCE REVIEW. CareLeader.com will allow physicians to compare
themselves to norms, peers, historical performance or to track the care given to
patients and populations across time. Physicians will also be able to access our
rules library as part of real-time decision making about diagnosis and therapy.
We will host the data supporting these features and make them accessible through
CareLeader.com on a real-time basis over the Internet.

    CARESENSE.COM

    CareSense.com will allow consumers to access information designed to guide
their self-care decisions and to support their relationship with their
physician. For hospitals and health plans, CareSense.com enhances their consumer
relationships and brand preference among consumers and promotes use of their
services. Where the hospital or health plan uses CaduCIS.com, consumers will be
able to access their clinical data. Regardless of whether a hospital or health
plan uses CaduCIS.com, consumers will be able to complete a confidential medical
profile which we will host for future access. Through CareSense.com, consumers
will be able to access numerous features including:

    DATA ACCESS. Consumers will be able to get on-line access to data about
their treatments from any Web browser. This data will include orders, diagnosis,
results, visit history and treatments by any physician.

    TREATMENT COMPARISON. After entering or downloading their confidential
medical profile, consumers will be able to use CareSense.com to identify how
patients with similar characteristics were treated. For example, a newly
diagnosed patient could see whether similar patients were treated by a
specialist and what medications they were prescribed. This component of the site
will support self-care decisions and complement the treatment decisions made by
physicians with their patients. The results that are shown to consumers will be
generated by risk assessment libraries

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=Primary 00PHI1087 ===Profile: CARESCIENCE,INC.   ===============================Client Document: ==
=KWATERS===chksum 44342===
<Page>
and data stored in CaduCIS.com databases. This core information will be
supplemented by other available information including treatment guidelines and
medical literature reviews.

    RISK APPRAISAL. Consumers will be able to identify their risks for
treatments and complications based on their individual characteristics and
diseases. Examples include risks for hospitalization, emergency room use and the
likelihood of undergoing specific procedures or being treated with particular
drugs.

CUSTOMERS

    We have entered into long term relationships with over 100 major hospitals,
health systems, health plans and pharmaceutical and biotechnology companies.
Representative customers for our products and services includes:

    - Ascension Health;

    - Borgess Health Alliance;

    - British Biotech;

    - Community Health Plan;

    - Heartland Health System;

    - Providence Health System;

    - Rush System for Health;

    - Tenet Brookwood Medical Center;

    - Sisters of Mercy Health System; and

    - University of Pennsylvania Health System.

    The Company's operations are conducted in one business segment and sales are
primarily made to health care payors and providers. During the year ended
December 31, 1999 and for the three months ended March 31, 1999, we generated
11% and 16%, respectively, of our revenue from our largest customer, Providence
Health System. During the year ended December 31, 1999 and for the three months
ended March 31, 2000, we generated 21% and 24%, respectively, of our revenue
from our development partner, California Healthcare Foundation. In addition, one
of our customers, Foundation Health Systems, accounted for 53% and 37% of our
revenue in 1997 and 1998, respectively.

<R>
    The Company had five, three and five customers as of December 31, 1998 and
1999 and March 31, 2000, respectively, which accounted for 77%, 37% and 69% of
total accounts receivable.
</R>

                                       38

<Page>
TECHNOLOGY

     We have developed four major technology components that underlie our
products:

     - an application service provision platform;

     - automated data evaluation and processing tools;

     - on-line analytic processing technology; and

     - a care data utility.

     These components are integrated into a single on-line architecture depicted
below:

                         CARESCIENCE ARCHITECTURE

<Table>
<Caption>

<S>   <C>   <C>
[Customer and Partner [CareScience.com   [CareScience.com
 Data through the   Application Service   Access Portals
 Internet]   Provider through the   through the
                        Internet]   Internet]
</Table>

     APPLICATION SERVICE PROVISION

     We operate as an application service provider so that we can rapidly
implement and instantly upgrade our products at low cost. We provide our
customers with an Internet-based environment where computation intensive
functions are supported with high security, performance, availability and
scalability. All of our applications are accessible through a standard Internet
browser. Customer-specific databases are integrated by an analysis layer and a
communications layer using a multi-tier server architecture. We maintain
security through formal policies and procedures as well as technologies used to
protect the integrity of the systems and the confidentiality of the sensitive
data they contain. Performance and availability are maintained through a
redundant design that allows for continued operation in the event of failure of
individual critical components, as well as automated monitoring to detect
failures.

                                    39

<Page>
<R>
    AUTOMATED DATA COLLECTION AND STANDARDIZATION
</R>

<R>
    Our proprietary automated data collection and standardization tool validates
and combines health care data from disparate sources over the Internet. This
tool manages comprehensive, patient-level collection of information including
patient history, risk factors, diagnosis, test results, therapies applied and
their resultant outcomes. It can process a single record or a large group of
records, and is optimized for efficiency and scalability.
</R>

<R>
    Our automated data collection and standardization tools provide our
customers secure, on-line access to advanced standard and user-defined
validation rules and automatic validation reports. We facilitate process or
workflow management through scheduled, automatic data file retrieval,
sophisticated status monitoring, automatic error handling, and pre-planned
capacity for scalability. Building from this foundation of open standards, we
add custom, value-added data structures and dictionaries to capture clinical
services, payor, operating unit, test, therapy and demographic information using
standard definitions.
</R>

    ON-LINE ANALYTIC PROCESSING

    Our on-line analytic processing draws from rules, parameters and other
content that comprises our most protected and proprietary methods. Our on-line
analytical processing technology introduces five key classes of variables into
our patient-level data:

    - RISK ASSESSMENT. Our tools calculate patient-specific risks for outcomes
      including mortality, complications, episode duration, length of stay,
      cost, emergency room visits, specialist referrals and hospitalizations.
      Patient-specific risks are computed for each diagnosis, outcome and
      utilization measure, using more than 5,000 severity assessment equations.

    - THERAPEUTIC NORMS. Our tools identify specific therapeutic norms in cases
      where physicians have variant practices in comparison to their peers, risk
      adjusted for patient differences. Practice-style variations can be
      compared to outcomes in order to focus inquiry on practice decisions that
      significantly impact outcomes.

    - EPISODE GROUPING. Our tools group multi-site encounters and claims into
      common treatment categories based on procedures, diagnoses and medications
      with variable-length episode durations. Risk assessment algorithms are
      applied to these episodes to enable performance comparisons across sites
      of care.

    - COMPLICATION IDENTIFICATION. Our tools distinguish between newly
      identified complications and pre-existing conditions for both surgical and
      medical conditions. Risk assessment algorithms are used to separate
      patient determinants of complications from those related to the facility
      or physician.

    - UNIFIED MEDICAL LANGUAGE. Our tools use standard clinical vocabulary based
      on the National Library of Medicine Unified Medical Language System. This
      vocabulary allows comparisons of tests and therapies across facilities and
      application of treatment-specific rules, and also supports data
      integration and analysis.

    CARE DATA UTILITY

    We are currently developing a care data utility to enable the secure
exchange of clinical data between cooperating health-care organizations. This
utility uses a variety of health-care standards for the exchange of data over
the Internet. It is designed to be accessed by any authorized application which
we have designated as CareStandard.com-certified.

    The security regulations proposed in the Health Insurance Portability and
Accountability Act will require the protection of the confidentiality, integrity
and availability of health care information. The

40

<Page>
utility and certified applications will work together to provide all three
protections as information is exchanged by organizations. In addition, a key
characteristic of the care data utility will be the collection and management of
metadata, representing the location of primary health care data. Through
standardization of information exchange formats and communication protocols,
CareStandard.com-certified applications will be able to exchange information
directly.

    The care data utility will have four primary components:

    - the Internet provides basic connectivity among organizations;

    - our Care Exchange Metadata Server tracks the location of data stored in
      customers' legacy systems;

    - our Care Exchange Directory Servers provide address resolution and patient
      and provider indexing; and

    - third-party CareStandard.com-certified applications interface with the
      servers over the Internet using our standards.

STRATEGIC RELATIONSHIPS

<R>
    We have developed strategic relationships with organizations that supply
important inputs into our products. We have a long-standing technology transfer
relationship with the University of Pennsylvania, from which we have licensed
intellectual property and methods. The University and management began this
relationship in 1987 and it has grown over time as new methods and properties
have been added to our portfolio. From time to time, faculty of the University
of Pennsylvania provide informal advice and consultation regarding refinement of
our existing methodologies and/or advice regarding potential areas of new
development. This informal advice is not material to our results of operations.
Dr. David J. Brailer, our Chairman, Chief Executive Officer and a member of our
Board of Directors, is an adjunct faculty member of the University of
Pennsylvania. The University of Pennsylvania Health System is also a
non-material customer of CareScience. As a result of these contacts, we have
formed collegial and business relationships with faculty and administrators at
the University. Also, the University owns 124,900 shares of our common stock,
which represents 1.2% of our outstanding stock before this offering and less
than one percent after this offering. The University does not have the ability
to direct or influence our operations, except as licensor under the license
agreement and through its ability to vote its 124,900 shares of common stock. We
are not aware of any agreements among the University and any other parties, such
as other shareholders, to influence our management or operations. We have no
agreements with the University, informal or formal, other than a non-material
customer agreement and the license agreement.
</R>

<R>
    We entered into our license agreement with the University on July 1, 1993
and amended it effective on April 1, 1995 and May 1, 1997. That agreement
expires on March 31, 2025, unless sooner terminated by the University upon our
default or sooner terminated by us upon 90 days' notice to the University. Under
the license agreement, the University grants a royalty-bearing, worldwide,
exclusive license to us for the use of the software code which forms the basis
for our technology and the proprietary analytic routines which were used to
create the software, as well as the right to sublicense the software, to create
derivative works from the software and to enter into end user agreements with
our customers. We pay the University royalties for the license in an amount
equal to a percentage of fees we receive for allowing others to use or to
sublicense the technology. We are obligated to pay the University a minimum
level of $75,000 per year in royalties, regardless of the fees we collect. If we
fail to pay the minimum level of royalty fees every year, the University has the
option to convert our exclusive license to a non-exclusive license. The
University retains the right to publish the material we license, although the
University must notify us in
</R>

                                    41

<Page>
<R>
advance of their intention to publish in order that a filing for intellectual
property protection of such material may be made. In the event of such
publication, to the extent that intellectual property protection is not
available for such material, the University agrees to negotiate with us in good
faith as to whether the disclosure can be appropriately modified or withheld,
although we do not have a right to prevent any such disclosure. The University
has not disclosed any information about the licensed material and, to our
knowledge, the University has no plans to do so. Pursuant to the license
agreement, we agree to indemnify and hold the University harmless against claims
which arise out of the use of the licensed material by us or parties with which
we contract.
</R>

<R>
    We have entered into a consulting agreement with California HealthCare
Foundation for a term beginning October 1, 1999 until the earlier of
September 30, 2002, or the completion of an extensive work plan, unless sooner
terminated. The Foundation has also provided a $10 million grant to fund this
project. The work plan includes the production of a local business model for the
Internet-based cooperative sharing of clinical health information that may then
be replicated in other localities. The purpose of the agreement is to establish
a management office to facilitate the development and maintenance of a care data
utility for the sharing of clinical health care data in Santa Barbara County.
Under the terms of the agreement, the Foundation is required to make payments to
us upon various milestones, including the receipt and approval of narrative and
financial reports, work plans, deliverables and budget projections, which may
not exceed a total of $4,620,574. The Foundation has also granted to us a
fully-paid, non-exclusive, perpetual, worldwide license to all intellectual
property developed pursuant to the agreement. The Foundation retains the right
to sell, license or exploit such intellectual property, subject to our license.
Either party may terminate the agreement due to the other's breach that is not
cured within 45 days of written notice from the non-breaching party.
</R>

<R>
    The Foundation has also provided a $10 million grant to fund this project.
</R>

    We have relationships with Superior Consulting and with Computer Task Group
for implementation of our products. These organizations integrate our
Internet-based data collection tools into our customers' clinical and
operational information systems.

MARKETING AND SALES

    We have positioned ourselves as a leader in the provision of Internet-based
products to improve the quality and efficiency of health care. We market our
products and services by:

  - conducting executive education programs aimed at health industry
    executives;

  - providing consulting activities aimed at solving important management
    problems faced by health system executives;

  - enhancing links with The Wharton School and its nationally prominent
    health care management programs;

  - publishing in academic journals and speaking regularly at conferences
    attended by health industry leaders;

  - developing a customer service and consulting staff with strong clinical,
    management and analytic expertise; and

  - leading research about clinical-decision support and other important
    methodological frontiers.

    By following this strategy, we have become the preeminent vendor of
Internet-based tools designed to improve the quality and efficiency of health
care to chief medical officers and other key decision-makers in health systems.
Independent market research, in conjunction with our own studies, conducted in
March 1999 demonstrated that clinical leaders and managers at over 85% of

42

<Page>
non-governmental United States hospitals had name recognition of and over 65%
had a favorable opinion of CareScience. These individuals are becoming
increasingly prominent in senior management positions and are gaining
accountability as medical management becomes essential to health system
operations.

   We have supplemented our brand identity by the free distribution of CaduCIS
Net. This tool is used by more than 2,600 health care organizations and has
generated more than 1,100 requests for demonstrations of our revenue-generating
products. Also, we recently began publicizing our CareStandard.com demonstration
project in Santa Barbara County, California, and our CareStandard.com
vendor-certification program. These efforts will continue our positioning as an
innovator of Internet-based clinical products.

   We have used CaduCIS.com to build a distribution channel to health care
systems and health plans, and CareScript.com for pharmaceutical makers and
biotechnology firms. We sell our products into these sectors through a national
sales force of highly experienced sales executives who manage all aspects of
sales and also generate cross selling referrals to other products. Within our
distribution channels, we cross-sell our other products in the following ways:

   - CaduCIS.com customers can benefit by implementing a CareStandard.com care
     exchange;

   - CareStandard.com can be complemented by our consulting services or
     Institute for Management Development services and our data hosting and
     access services;

   - CareLeader.com and CareSense.com generate interest by and referrals from
     organizations that benefit from CaduCIS.com products;

   - CareLeader.com and CareSense.com can be incorporated into CareStandard.com
     implementations to enhance consumer and physician participation; and

   - CareLeader.com and CareSense.com can be sold to CaduCIS.com customers to
     enable integrated data access by consumers and physicians.

PRODUCT DEVELOPMENT

   We have been a leader in the management of health care quality and
efficiency using the Internet by focusing on changes in the analysis and
application of information to patient care. Our technology arose from
fundamental research in risk assessment, outcomes measurement, care-process
analysis, medical-language processing and data integration and validation at the
University of Pennsylvania, beginning in the late 1980s. Researchers have
published more than ten scientific manuscripts about the methodologies
underlying our products and other publications are underway at this time
regarding new advances which we intend to commercialize in the future.

   From this research base, we have built a track record for commercializing
significant advances in clinical management and information-sharing products. We
have accomplished this by nurturing technology transfer-relationships with
scientists, from which we can acquire and commercialize new technologies. Our
development is coordinated by our research center, which is staffed with our
employees and by academic scientists and which can balance the academic needs of
scientists with proprietary requirements. Our research center works closely with
our product engineers to prototype new innovations.

   In addition to design of products in the laboratory, we refine our products
in demonstration projects. For example, we tested our CaduCIS.com products in
seven health systems and health plans, and our Institute for Management
Development products in two major health systems before commercialization. We
are currently demonstrating our CareStandard.com product line in California.

                                    43

<Page>
COMPETITION

    Each of our product lines face different competitors, although we believe
that our total solution as a whole has no single competitor. We have few pure
Internet-based competitors, but Internet-based competition is increasing and
many off-line organizations are adding Internet capabilities. We believe that
competition in our industry is based on the performance, utility, price and
level of comprehensiveness of products.

    CADUCIS.COM. There are no dominant care-management firms serving the
hospital or health plan markets, and Internet-based entities have not
established a credible base in this market. Rapid growth and the demand for a
new generation of care-management tools has opened this market sector to new
entrants. Therefore, most CaduCIS.com competition arises from clinical
information system companies that offer data warehousing or benchmarking. These
firms offer large-scale transactional databases and applications, but their
current data warehouses do not have clinical analysis methodologies or the
ability to change the way that health care constituents interact with each other
and with physicians or consumers. These firms tend to be administratively
oriented and focus on external comparisons rather than the internal management
of care. None of these firms offer primary Internet access to their products.

    CARESTANDARD.COM. CareStandard.com faces a diverse array of competitors,
including consulting firms, technology vendors, and local efforts. Most vendors
offer a proprietary approach with pre-packaged end-user applications rather than
allowing customers their choice of applications. Additionally, these products
are aimed primarily at the flow of claims and financial data, rather than
clinical data. Large consulting firms have presented plans for new activities in
data sharing. However, their core business model is to focus on application
implementation, not cross-customer data sharing. In addition, these consulting
firms tend to have long-standing relationships with large hospital information
system vendors which prevent them from being vendor-neutral, and they have not
yet been able to adapt their value proposition to the Internet.

    CARESCRIPT.COM. CareScript.com competes with contract research
organizations and pharmaceutical information companies. Contract research
organizations are increasingly offering pharmacoeconomic studies and outcomes
research to pharmaceutical companies and directly to the health care market.
Pharmaceutical information companies are the largest suppliers of information to
the pharmaceutical industry. However, these firms have not focused on market
economics or outcomes, and the information provided is generally limited to
traditional market research data and analysis. Generally, these firms do not
offer complete outsourcing of strategic analysis for drug development. Many of
these groups also lack integrated patient-level clinical, laboratory and
pharmacy information over time.

GOVERNMENT REGULATION

    The collection, storage and transmission of personal information about an
individual, especially health care information, is extensively regulated by
federal and state governmental authorities in the United States. A variety of
federal and state laws protect a person's medical records and information as
confidential. In addition, several federal and state privacy laws have strict
requirements governing the treatment of particularly sensitive health data, such
as information regarding an individual's HIV status, mental health, or substance
abuse problems. Widespread access to the Internet, and the high speed at which
data is transferred over the Internet, make this medium especially vulnerable to
breaches of confidentiality.

    To address these potential breaches, the federal Department of Health and
Human Services has issued the proposed Health Insurance Portability and
Accountability Act of 1996 regulations dealing with confidentiality of medical
records. The regulations are expected to become final in

                                    44

<Page>
2000. The proposed regulations are intended to safeguard health information
about specific individuals that can be identified in connection with their
health information. This information is referred to as "protected health
information." The proposed regulations prohibit healthcare providers, health
insurance plans and health care clearinghouses, referred to as "covered
entities," from using or disclosing protected health information without the
individual's consent, except as permitted by the proposed regulations.
Additionally, the proposed regulations require a covered entity to protect an
individual's medical records from unauthorized disclosure for the life of the
individual plus two years after the individual's death.

     The proposed regulations also outline procedures and policies that covered
entities must establish regarding the collection, storage and dissemination of
protected health information. Finally, the proposed regulations also govern
business partners of a covered entity who receive protected health information
from a covered entity. A company that is a covered entity will have two years
from the date that the proposed regulations become final to comply with the
standards and requirements of the regulations.

     In some of our business relationships we will be subject to the proposed
regulations as a covered entity, and in other business relationships we will be
considered a business partner of a covered entity. Over the next two years
following the final adoption of the regulations, we will need to ensure that our
internal policies and procedures meet the requirements of the regulations. We
will also need to ensure that our business relationships with persons who share
information with us, and with whom we share information, meet the requirements
of the regulations. Under the proposed regulations, in many situations our
exchange of protected health information will not require a patient's consent
under the regulations. However, even in these situations we must be very careful
to safeguard the information against receipt by persons other than the intended
recipient. We will need to implement technical safeguards to ensure that
information in our systems can only be accessed by authorized persons. We do not
expect to significantly modify our products or business operations or materially
increase our expenses in response to currently proposed regulations.

     Once the proposed regulations become final, we will be subject to periodic
reviews by the federal government to verify our compliance with the regulations.
If we are found not to be in compliance, we may have to pay penalties.
Additionally, if we are found to have misused any protected health information,
we may face substantial monetary penalties and our management or employees could
face imprisonment.

     Because the proposed regulations are currently being reviewed, their
provisions could be changed at any time prior to final adoption of the
regulations. Moreover, once they have been adopted in final form, these
regulations could be amended or additional regulations could be issued. This
could substantially change our responsibilities with respect to patient consent
as well as with respect to safeguards of confidential patient information,
permissible disclosures of that information without prior patient consent, the
manner of those disclosures and the storage of that information.

     Because the federal regulations, when final, will not preempt any state laws
regarding confidentiality of health information, we will still be subject to
provisions of state laws. Some state laws establish strict requirements for the
maintenance and dissemination of an individual's health records, especially when
those records contain particularly sensitive data such as HIV status, mental
health information or substance abuse information.

INTELLECTUAL PROPERTY

     We have licensed intellectual property from the University of Pennsylvania
and from the California HealthCare Foundation. The intellectual property
underlying our on-line analytic

                                   45

= Document 1 == Page 50============= (PD 2-JUN-2000 02:48:13,MD 1-JUN-2000 23:25:03) [00PHI1087]DI1087================2013999=====
=Primary 00PHI1087 ===Profile: CARESCIENCE,INC.   ===============================Client Document: ==
=KWATERS===chksum 1715===

<Page>
processing software is licensed exclusively to us by the University of
Pennsylvania in a 30-year agreement, which include payments by us of royalties
or sublicense fees. The intellectual property used in our care data utility
software is licensed to us by the California HealthCare Foundation on a
non-exclusive, perpetual, world-wide and fully-paid basis. We consider the
technology we own and license to be fundamental to the success of our
operations.

    We have spent approximately $1.6 million on research and development
activities sponsored by us during each of the last three years.

    We own proprietary software which we have developed and used in our
operations which we consider to be trade secrets.

EMPLOYEES

<R>
    As of March 31, 2000, we employed 80 people, comprising 26 in research and
development, 20 in sales and marketing, 23 in professional services and 11 in
administration.
</R>

FACILITIES

    Our headquarters and application service provider operations are located in
Philadelphia, Pennsylvania, where we lease approximately 15,000 square feet of
office space through February 2001. We lease approximately 3,000 square feet of
office space in San Francisco, California. In addition, we have permanent
employees who work from home offices in Ann Arbor, Michigan; Atlanta, Georgia;
Austin, Texas; Boston, Massachusetts; Bridgeport, Connecticut; Chicago,
Illinois; Milwaukee, Wisconsin; Portland, Oregon; and Santa Barbara, California.

LEGAL PROCEEDINGS

    We are not involved in any legal proceedings that either individually or
taken as a whole would have a material adverse effect on our business, financial
condition or results of operations.

46

<Page>

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information regarding our executive officers
and directors:

<Table>
<Caption>

NAME	AGE	POSITION
<S>	<C>	<C>
David J. Brailer(1)(2)....................	40	Chairman, Chief Executive Officer and Director
Ronald A. Paulus(1).......................	37	President, Secretary, Treasurer and Director
Steven Bell..............................	42	Chief Financial Officer
J. Bryan Bushick.........................	37	Vice President and Managing Director, Strategic Products
Alfredo A. Czerwinski....................	46	Chief Medical Officer
Gregory P. Hess..........................	43	Senior Vice President and Managing Director, CareScript.com
Thomas H. Zajac..........................	39	Chief Operating Officer
Edward N. Antoian(3).....................	44	Director
C. Martin Harris(2)(3)...................	43	Director
Jeffrey R. Jay(1)(2)(3)(4)...............	41	Director
Steven E. Rodgers.......................	28	Director
William Winkenwerder(4)..................	45	Director

</Table>

----

(1) Member of Capital Committee.

(2) Member of Nominating Committee.

(3) Member of Audit Committee.

(4) Member of Compensation Committee.

    DAVID J. BRAILER, M.D., PH.D., has served as our Chairman and Chief
Executive Officer and a director since January 1993. He is also Adjunct
Assistant Professor of Health Care Systems at The Wharton School, Clinical
Associate Professor of Internal Medicine at the University of Pennsylvania
Health System, a Senior Fellow at the Leonard Davis Institute of Health
Economics at the University of Pennsylvania and a Fellow of the College of
Physicians of Philadelphia and the American College of Physicians. His
scientific work focuses on physician decision-making, outcomes measurement,
practice-style evaluation and operations strategies. He is the author of
numerous articles about health-care management for publications including the
Journal of the American Medical Association, the Harvard Business Review,
Medical Care, and Health Affairs, and several books and chapters about health
management. Dr. Brailer earned his Ph.D. in Management Science at The Wharton
School while he was a Robert Wood Johnson Foundation Clinical Scholar at The
University of Pennsylvania.

    RONALD A. PAULUS, M.D., M.B.A., has served as our President since
November 1998. Dr. Paulus joined us as Chief Operating and Chief Financial
Officer and a director in March 1993. From June 1989 to March 1993, he was Vice
President, Operations of Salick Health Care, Inc., a national provider of
oncology, dialysis and related services, and later, Managing Director of its
INFUSX subsidiary. Dr. Paulus earned his B.S. and M.D. from the University of
Pennsylvania and his M.B.A. from The Wharton School.

<Page>

STEVEN BELL, C.P.A., has served as our Chief Financial Officer since February 1999. He is responsible for our finance, accounting, treasury, human resource and administrative functions. From December 1994 to December 1998, Mr. Bell was Senior Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of The MRC Group, Inc., a national medical-transcription company with 3,000 employees in 50 offices serving more than 500 medical institutions. Prior to joining MRC in 1993, Mr. Bell spent 13 years in public accounting, first at Price Waterhouse and then as a partner at Zelenkofske, Axelrod & Co. Mr. Bell received his B.S. from Temple University.

J. BRYAN BUSHICK, M.D., M.B.A., has served as our Vice President and Managing Director, Strategic Products since December 1999. From July 1999 to December 1999, he was Chief Executive Officer of HealthTides.com, an on-line professional opinion research firm. Dr. Bushick served as Vice President, Clinical Partnerships, and later, Vice President, Business Operations for ThinkMed, a managed-care decision support company from September 1997 through May 1999. Before joining ThinkMed, Dr. Bushick was Vice President, Delivery System Integration at United HealthCare from 1993 through 1994 and System Vice President, Performance Measurement and Improvement at Allina Health System from 1994 to 1997. Dr. Bushick earned his B.S. from Dickinson College and his M.D. from the University of Pennsylvania and his M.B.A. from The Wharton School.

ALFREDO A. CZERWINSKI, M.D., has served as our Chief Medical Officer since March 1999. He began his career in medical research related to improving clinical outcomes and has for the last 15 years been leading or consulting for integrated delivery systems in care management. From 1997 to 1999, he was an independent health care consultant. He served as Chief Medical Officer of Sutter Health, a large regional integrated delivery system in California, from 1996 to 1997. Prior to joining Sutter, he was Director of Medical Operations for Kelsey-Seybold Clinic in Houston from 1988 to 1992 and Corporate Medical Director for the Kelsey-Seybold Management Division of Caremark International from 1992 to 1996. Dr. Czerwinski earned his B.S. from the Massachusetts Institute of Technology and his M.D. from the University of California, San Francisco.

GREGORY P. HESS, M.D., M.B.A., has served as Senior Vice President and Managing Director, CareScript.com since October 1999. From 1995 to 1999, he was Vice President and Director, Market Economics, for SmithKline Beecham, a global pharmaceutical company, where he directed worldwide Health Economics, Epidemiology, Pricing and Economic Analyses, including strategic planning and tactical operations. From 1992 to 1993 he was Director of Pharmacoeconomics and Scientific Communications for Sandoz Pharmaceuticals, directing all aspects of health and pharmacoeconomic studies. Dr. Hess earned his B.S. from Skidmore College, his M.D. from Albany Medical College and his M.B.A. from The Wharton School.

THOMAS H. ZAJAC, M.B.A., has served as our Chief Operating Officer since November 1999. From March 1999 through November 1999, he led the Business Solutions Group of Eclipsys Corporation, a health-information company. He joined Eclipsys as part of its acquisition of Transition Systems, Inc. in 1998. Mr. Zajac was associated with Transition Systems for more than 11 years, last serving as Chief Operating Officer and Vice President and General Manager in charge of Sales, Product Development, Consulting, Customer Services and Support. Mr. Zajac earned his B.S. and M.B.A. from Drexel University.

EDWARD N. ANTOIAN has served as a director since April 1998. He has served as a Partner of Chartwell Investment Partners since its founding in April 1997. From 1984 to 1997, he served as Senior Portfolio Manager at Delaware Management Company, managing $2 billion of small- and mid-cap growth institutional assets as well as the Trend and Delcap Funds. Mr. Antoian earned his B.S. from The State University of New York at Albany and his M.B.A. from The Wharton School.

C. MARTIN HARRIS, M.D., M.B.A., has served as a director since September 1997. He has served as Chief Information Officer and Chairman of the Information Technology Division at The Cleveland

48

<Page>
Clinic Foundation, a large integrated delivery system, since June 1996. From
1991 to 1996 he was Chief Information Officer of the University of Pennsylvania
Health System. Dr. Harris earned his B.S. and M.D. from the University of
Pennsylvania and his M.B.A. from The Wharton School.

    JEFFREY R. JAY, M.D., M.B.A., has been a director since December 1998. He
has served as a General Partner of J.H. Whitney & Co., a private investment
firm, since 1993, where he focuses on health care and information technology
investments. He is a director of Advance Paradigm, Inc. and Chairman of NMT
Medical, Inc. as well as a director of a number of privately held health care
and information technology companies. Dr. Jay earned his B.S. and M.D. from
Boston University and his M.B.A. from Harvard Business School.

    STEVEN E. RODGERS, M.B.A., has been a director since July 1999. He served as
an Associate and a Senior Associate for J.H. Whitney & Co. from July 1995 to
July 1997. He rejoined J.H. Whitney & Co. in August 1999 as a Senior Associate
after obtaining his M.B.A. and in March 2000 was promoted to Vice President.
From 1993 to 1995, he was a Financial Analyst in the Health Care Group of Alex.
Brown & Sons Incorporated. He earned his B.A. from Dartmouth College in 1993 and
his M.B.A. from Stanford University in 1999.

    WILLIAM WINKENWERDER, M.D., M.B.A., has served as a director since July
1997. He has served as Executive Vice President, Blue Cross Blue Shield of
Massachusetts, a large health insurance and managed care company since
October 1998. From May 1996 to September 1998, he was Vice President of Emory
Health Care and Associate Director of The Emory Clinic in Atlanta. From
April 1992 to April 1996, he was Vice President of Prudential Health Care's
South Central Operations. Dr. Winkenwerder earned his B.S. from Davidson
College, his M.D. from the University of North Carolina and his M.B.A. from The
Wharton School.

    Our executive officers are elected and serve at the discretion of the board
of directors. There are no family relationships among our directors and
officers.

    Dr. Jay and Mr. Rodgers were elected to the board of directors as
representatives of J.H. Whitney III, L.P. and Drs. Brailer, Paulus, Harris and
Winkenwerder and Mr. Antoian were elected to the board of directors by
Dr. Brailer pursuant to the Amended and Restated Shareholders' Agreement dated
December 23, 1998 among the Company and the holders of the Company's preferred
stock. The Shareholders' Agreement terminates automatically upon the closing of
this offering.

CLASSIFIED BOARD

    Upon the closing of this offering, our Amended and Restated Articles of
Incorporation will provide that the board of directors is to consist of three
classes, as nearly equal in size as the number of members permits. Each class of
directors generally will have a term of three years, except that the term of the
initial Class I directors, Mr. Rodgers and Dr. Paulus, will expire at the annual
meeting of shareholders in 2001 and the term of the Class II directors, Drs.
Harris and Jay, will expire at the annual meeting of shareholders in 2002. The
term of the Class III directors, Dr. Brailer, Dr. Winkenwerder and Mr. Antoian,
will expire at the annual meeting of shareholders in 2003. At each annual
shareholders meeting, the successors of the class of directors whose term
expires at each meeting shall be elected to hold office for a term expiring in
three years.

BOARD COMMITTEES

    We established an audit, compensation, capital and board nominating
committee. The audit committee consists of Mr. Antoian and Drs. Jay and Harris.
The audit committee:

    - reviews the results and scope of the audit and other services provided by
      our independent auditors; and

    - reviews and evaluates our audit and control functions.

                                       49

<Page>

The compensation committee consists of Drs. Winkenwerder and Jay. The
compensation committee:

   - reviews and approves the compensation and benefits for our executive
     officers and grants stock options under our stock option plans; and

   - makes recommendations to the board regarding those matters.

The capital committee consists of Drs. Brailer, Paulus and Jay. The capital
committee:

   - reviews and evaluates our capital needs; and

   - makes recommendations to the board regarding those matters.

The board nominating committee consists of Drs. Brailer, Jay and Harris. The
board nominating committee:

   - reviews and evaluates potential new members to the board; and

   - nominates new board members for approval by the other directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The compensation committee is responsible for determining salaries,
incentives and other forms of compensation for our directors, officers and other
employees and administering various incentive compensation and benefit plans.
The compensation committee consists of Drs. Winkenwerder and Jay. No
interlocking relationship exists between any member of our compensation
committee and any member of any other company's board of directors or
compensation committee.

   J.H. Whitney III purchased 2,245,752 shares of our series C preferred stock
for $5,858,824. Whitney Strategic Partners III purchased 54,115 shares of our
series C preferred stock for $141,176. Dr. Jay is a general partner of J.H.
Whitney III and Whitney Strategic Partners III. Dr. Winkenwerder purchased 3,833
shares of our series C preferred stock for $10,000. Zeke Investment Partners
purchased 57,497 shares of our Series C preferred stock for $150,000. Mr.
Antoian is a partner of Zeke Investment Partners. Upon the closing of this
offering, each outstanding share of series C preferred stock will convert into
one share of common stock.

DIRECTOR COMPENSATION

   Outside directors are entitled to receive $500 for attending a telephone
meeting and $1,500 for attending a meeting in person for their services as
members of the board of directors. Members are also reimbursed for expenses in
connection with attendance at board of directors and committee meetings.
Directors are eligible to participate in our stock plans.

                                   50

<Page>
EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the
compensation paid by us during the fiscal year ended December 31, 1999 to our
Chief Executive Officer and each of our other three most highly paid executive
officers whose salary and bonus for the fiscal year exceeded $100,000 and who
served as an executive officer of CareScience during the fiscal year. We refer
to each of these officers as the named executive officers in this prospectus.
Other than the salary and bonus described in the table below, we did not pay any
executive officer any fringe benefits, perquisites or other compensation in
excess of either $50,000 or 10% of the total of his salary and bonus during the
fiscal year ended December 31, 1999.

<Table>
<Caption>

| NAME AND PRINCIPAL POSITION | ANNUAL COMPENSATION | | | LONG-TERM COMPENSATION ------------ SECURITIES UNDERLYING OPTIONS | ALL OTHER COMPENSATION |
	YEAR	SALARY	BONUS		
<S>	<C>	<C>	<C>	<C>	<C>
David J. Brailer..................... Chairman and Chief Executive Officer	1999	$250,774	$25,000	--	$2,514
Ronald A. Paulus..................... President	1999	212,876	--	--	2,161
Steven Bell.......................... Chief Financial Officer	1999	129,334	--	198,359	872
Alfredo A. Czerwinski................ Chief Medical Officer	1999	137,825	40,000	60,452	154

</Table>

     Mr. Bell was given a grant of 48,359 options to acquire shares of common
stock under our 1998 Time Accelerated Restricted Stock Option Plan. The award
vests after seven years or upon obtainment of specified milestones. An award of
150,000 options to acquire shares of common stock to Mr. Bell and all of the
awards to Dr. Czerwinski listed under the Securities Underlying Options were
made under our 1995 Equity Compensation Plan and are exercisable at a rate of
25% each year beginning in 1999. The amounts listed under All Other Compensation
for the executive officers listed above are matching contributions made by us
for the executive officer's account under our 401(k) plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, as to the named executive officers,
information concerning stock options granted during the fiscal year ended
December 31, 1999.

     Amounts represent the hypothetical gains that could be achieved from the
respective options if exercised at the end of the option term. These gains are
based on assumed rates of stock appreciation of 5% and 10% compounded annually
from the date the respective options were granted to their expiration date based
upon the grant price.

<Table>
<Caption>

| | INDIVIDUAL GRANTS | | | | POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM | |
	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED	PERCENT OF TOTAL OPTIONS GRANTED	EXERCISE PRICE PER SHARE	EXPIRATION DATE	5%	10%
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Steven Bell...............	96,719	11.0%	$2.59	2/09	$157,538	$399,228
	53,281	6.1	2.59	10/09	86,780	219,924
	48,359	5.5	2.59	2/09	78,769	199,616
Alfredo A. Czerwinski......	40,750	4.6	1.25	3/09	32,027	81,174
	19,702	2.2	2.59	3/09	32,084	81,317

</Table>

<Page>
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information concerning option exercises and
unexercised options for the fiscal year ended December 31, 1999 with respect to
each of the named executive officers.

     The value realized represents the difference between the deemed value of the
common stock on the date of exercise used by us for accounting purposes and the
exercise price of the option.

     The value of unexercised in-the-money options was calculated based on an
assumed value equal to an assumed initial public offering price of $16.00 per
share.

<Table>
<Caption>

NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT FISCAL YEAR END		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT FISCAL YEAR END	
	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
----	----------	-------------	----------	-------------
<S>	<C>	<C>	<C>	<C>
David J. Brailer..............	--	120,899	--	1,621,256
Ronald A. Paulus..............	--	96,719	--	1,297,002
Steven Bell...................	24,179	174,179	324,240	2,335,740
Alfredo A. Czerwinski.........	15,113	45,339	216,316	648,950

</Table>

COMPENSATION PLANS

     EQUITY COMPENSATION PLAN

     Our Amended and Restated 1995 Equity Compensation Plan provides for grants
of incentive stock options, nonqualified stock options, stock appreciation
rights and restricted stock to our designated employees, selected consultants
and non-employee directors.

     GENERAL. The plan authorizes up to 2,065,038 shares of common stock for
issuance under the terms of the plan. No more than 500,000 shares in the
aggregate may be granted to any individual in any calendar year, subject to
adjustment. If options granted under the plan expire, terminate, or are
canceled, forfeited, exchanged or surrendered for any reason without having been
exercised, or shares of restricted stock are forfeited, the shares of common
stock underlying that grant will again be available for purposes of the plan.

     ADMINISTRATION OF THE PLAN. A compensation committee administers and
interprets the plan. The compensation committee consists of two or more
non-employee directors approved by the board. The compensation committee has the
sole authority to:

     - determine grants under the plan, including eligible individuals and the
       type, size, vesting, exercise price and other terms of the grants to be
       made to each of those individuals; and

     - make factual determinations and amend the plan.

     The compensation committee may also delegate to the Chief Executive Officer
the authority to make grants and to designate individuals to receive grants
under the plan.

     OPTIONS. Options granted under the plan are generally not transferable by
the optionee. Options granted under the plan must generally be exercised within
10 years. The exercise price of all options must be at least equal to the fair
market value of the underlying shares of common stock on the date of grant.
Incentive stock options granted to any participant who owns more than 10% of our
outstanding common stock on the date of grant must have an exercise price equal
to or exceeding 110% of the fair market value of a share of common stock on the
date of grant and must not be exercisable for longer than five years. The
vesting schedule of options granted after December 28, 1998 is determined by the
compensation committee.

<Page>

RESTRICTED STOCK. Restricted stock granted under the plan is generally not transferable by the grantee until restrictions on the grant lapse. Restrictions on the transfer of shares will lapse as to one-half of the shares subject to a restricted stock grant in four equal annual installments commencing on the first anniversary of the date of grant and the remaining one-half at the end of the fourth year, unless otherwise determined by the compensation committee. Restricted stock will generally be granted for no consideration.

CHANGE OF CONTROL. All outstanding options will immediately vest and restrictions on restricted stock will immediately lapse upon a change of control. A change of control is defined to have occurred if:

- as a result of any transaction, any one shareholder, other than David J. Brailer, becomes a beneficial owner, directly or indirectly, of common stock representing more than 50% of the voting power of the then-outstanding shares of common stock; the term beneficial owner is defined in the Securities Exchange Act of 1934; or

- we sell or dispose of all or substantially all of our assets.

RESTRICTED STOCK OPTION PLAN

Our 1998 Time Accelerated Restricted Stock Option Plan provides for grants of restricted non-qualified stock options to our officers, senior management and employee directors.

GENERAL. The plan authorizes up to 483,594 shares of common stock for issuance under the terms of the plan. If options granted under the plan expire or terminate for any reason without having been exercised, the shares of common stock underlying that grant will again be available for purposes of the plan.

ADMINISTRATION OF THE PLAN. The board of directors administers and interprets the plan, except that no member of the board may act upon any matter exclusively affecting any option granted or to be granted to himself or herself under the plan. The board of directors has the sole authority to:

- determine grants under the plan, including eligible individuals, size, vesting, exercise price and other terms of the grants made to each of those individuals; and

- amend the plan.

The board of directors may delegate its powers, duties and responsibilities to a committee consisting of two or more non-employee directors approved by the board and an outside director.

GRANTS. Options granted under the plan consist of non-qualified stock options that are not intended to qualify as incentive stock options under the Code and are generally not transferable by the optionee. Options granted under the plan will generally be exercisable within seven years and must be exercised within 10 years. The exercise price of all options must be at least equal to the fair market value of the underlying shares of common stock on the date of grant.

CHANGES DUE TO REORGANIZATIONS. In the event that the outstanding common stock is changed into or exchanged for a different number or kind of our shares or other of our securities or securities of another corporation as the result of any reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination of shares or dividends payable in capital stock, appropriate adjustments will be made in the number and kind of shares for which options may be granted under the plan. In addition, in the case of any sale to another entity of all or substantially all of our property or assets or change in control,

- the board of directors may cancel all outstanding options in exchange for consideration in cash or kind; or

53

    - the purchaser of our property or assets may choose to deliver to the
      grantees the same kind of consideration that is delivered to our
      shareholders as a result of the sale.

A change of control is defined to have occurred if any person, or any two or
more persons acting as a group, and all affiliates of that person or persons,
who prior to that time owned less than ten percent of the then outstanding
common stock, acquire additional shares of the common stock in one or more
transactions, or series of transactions, with the result being that the person
or group or affiliates beneficially owns 51% or more of the outstanding common
stock.

    Finally, if we are dissolved or liquidated, all options granted under the
plan will terminate, but each grantee will have the right, immediately prior to
the dissolution or liquidation, to exercise his or her options.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

    LIMITATIONS ON LIABILITY

    Our articles of incorporation and applicable Pennsylvania law provide that
our directors will not be personally liable to us or our shareholders for
monetary damages resulting from a breach of fiduciary duty except for:

    - any breach of the duty of loyalty to us or our shareholders; and

    - any breach or failure to perform that constitutes self-dealing, willful
      misconduct or recklessness.

    This limitation of liability does not apply to liability pursuant to any
criminal statute or does it relieve our directors from payment of taxes pursuant
to federal, state or local law.

    INDEMNIFICATION

    Our articles of incorporation provide that we will indemnify our directors
and executive officers and may indemnify our other corporate agents, to the
fullest extent permitted by Pennsylvania law. Section 1741 of the Pennsylvania
corporate laws provides the power to indemnify any officer or director acting in
his capacity as our representative who was, is or is threatened to be made a
party to any action or proceeding for expenses, judgments, fines and amounts
paid in settlement actually and reasonably incurred in connection with that
action or proceeding. The indemnity provisions apply whether the action was
instituted by a third party or arose by or in our right. Generally, the only
limitation on our ability to indemnify our officers and directors is if the act
violates a criminal statute or if the act or failure to act is finally
determined by a court to have constituted willful misconduct or recklessness.

EMPLOYMENT AGREEMENTS

    Under an Employment Agreement dated December 24, 1998, David J. Brailer
agreed to be our Chief Executive Officer. Under this agreement, Dr. Brailer
receives a base salary of $250,000 per year, subject to annual increases of not
less than five percent of the base salary and an annual minimum bonus of not
less than $25,000. The term of this agreement is three years, subject to
renewal, unless Dr. Brailer is terminated earlier by mutual agreement with us.
In connection with this agreement, Dr. Brailer is also eligible to participate
in our stock option plans, and has received non-qualified stock option grants
under our senior management incentive plan. Dr. Brailer has agreed not to
disclose confidential information, including, but not limited to, any of our
trade secrets, policies and proprietary technology, which are not known to the
public or consented to disclosure by us. In addition, Dr. Brailer was required
to sign a non-competition agreement and an invention assignment agreement with
us. We may only terminate Dr. Brailer under the terms of the

<Page>

agreement for circumstances relating to his willful failure to perform his
duties, illegal, dishonest or fraudulent acts, for breach of the agreement or
mental or physical disability. If Dr. Brailer leaves his employment for good
cause, as defined in the agreement, he will be entitled to receive his continued
base salary payments for a period of six months following his termination of
employment or through the end of the term of the agreement, whichever is longer.

Under an Employment Agreement dated November 11, 1998, Ronald A. Paulus
agreed to be our President. Under this agreement, Dr. Paulus receives a base
salary of $215,000 per year, subject to annual increases of not less than five
percent. The term of this agreement is twenty-five months, subject to renewal.
In connection with this agreement, Dr. Paulus is also eligible to receive
bonuses in amounts to be determined by the board of directors. Dr. Paulus may
also participate in our option plans and has received non-qualified stock option
grants under our senior management incentive stock option plan. Dr. Paulus has
agreed not to disclose confidential information, including, but not limited to,
any of our trade secrets, policies and proprietary technology, which are not
known to the public or consented to disclosure by us. In addition, Dr. Paulus
was required to sign a non-competition agreement and an invention assignment
agreement with us. We may only terminate Dr. Paulus under the terms of the
agreement for circumstances relating to his willful failure to perform his
duties, illegal, dishonest or fraudulent acts, for breach of the agreement or
mental or physical disability. If Dr. Paulus leaves his employment for good
cause, as defined in the agreement, he will be entitled to receive his continued
base salary payments for a period of six months following his termination of
employment or through the end of the term of the agreement, whichever is longer.

Under an Employment Agreement dated March 10, 1999, Alfredo Czerwinski
agreed to be our Chief Medical Officer. Under this agreement, Dr. Czerwinski
receives a base salary of $185,000 per year. In connection with this agreement,
Dr. Czerwinski is also eligible to receive bonuses in amounts to be determined
by the board of directors. The term of this agreement is four years, subject to
renewal, unless Dr. Czerwinski is terminated earlier by mutual agreement with
us. In connection with this agreement, Dr. Czerwinski is also eligible to
participate in our stock option plan, and has received non-qualified stock
option grants under the plan. Dr. Czerwinski has agreed not to disclose
confidential information, including, but not limited to, any of our trade
secrets, policies and proprietary technology, which are not known to the public
or consented to disclosure by us. In addition, Dr. Czerwinski was required to
sign a non-competition agreement and an invention assignment agreement with us.
We may only terminate Dr. Czerwinski under the terms of the agreement for
circumstances relating to his willful failure to perform his duties, illegal,
dishonest or fraudulent acts, for breach of the agreement or mental or physical
disability, unless we pay Dr. Czerwinski severance equal to twelve months of his
base salary.

Under an Employment Agreement dated February 8, 1999, Steven Bell agreed to
be our Chief Financial Officer. Under this agreement, Mr. Bell receives a base
salary of $150,000 per year. The term of this agreement is three years, subject
to renewal. In connection with this agreement, Mr. Bell is also eligible to
receive bonuses in amounts to be determined by the board of directors. Mr. Bell
may also participate in our stock option plans and has received grants under the
plans. Mr. Bell has agreed not to disclose confidential information, including,
but not limited to, any of our trade secrets, policies and proprietary
technology, which are not known to the public or consented to disclosure by us.
In addition, Mr. Bell was required to sign a non-competition agreement and an
invention assignment agreement with us. We may only terminate Mr. Bell under the
terms of the agreement for circumstances relating to his willful failure to
perform his duties, illegal, dishonest or fraudulent acts, for breach of the
agreement or mental or physical disability, unless we pay Mr. Bell severance
equal to six months of his base salary. We must pay this severance also if we do
not renew Mr. Bell's employment agreement. In addition, in the event of a change
in our control, if Mr. Bell is terminated without cause within nine months
before or after that change in control, we must pay Mr. Bell severance equal to
12 months of his base salary.

<Page>

CERTAIN TRANSACTIONS

<R>

In December 1998, J.H. Whitney III purchased 2,245,752 shares of our
series C preferred stock and Whitney Strategic Partners III purchased 54,115
shares of our series C preferred stock at a price of $2.61 per share. Jeffrey
Jay, one of our directors, is a member of the general partner of both entities.
Steven E. Rodgers, one of our directors, is a Vice President of J.H. Whitney &
Co., an affiliate of both entities. Zeke Investment Partners purchased 57,497
shares of our series C preferred stock at a price of $2.61 per share. Edward
Antoian, one of our directors, is a partner of Zeke Investment Partners. These
shares will convert into common stock and series F preferred stock immediately
prior to the closing of this offering. The series F preferred stock will then be
immediately redeemed. Assuming an offering price of $16.00 per share, the
holders of our series C preferred stock have agreed to accept an aggregate of
262,500 shares of our common stock in payment of the redemption price instead of
an aggregate cash payment of $4.2 million. In addition, we are required to pay
the holders of our series C preferred stock, in the aggregate, approximately
$729,000 for accrued but unpaid dividends.
</R>

<R>

In December 1998, Foundation Health Systems received 994,000 shares of our
series D preferred stock at a price of $2.01 per share and 1,658,004 shares of
our series E preferred stock at a price of $2.50 per share in exchange for
shares of our series A and B preferred stock. In connection with this offering,
Foundation Health had the right to elect to convert each share into one share of
common stock or redeem each share for cash. Foundation Health has elected to
convert its Series D and Series E preferred stock into common stock. In
addition, we are required to pay Foundation Health, in the aggregate,
approximately $726,000 for accrued but unpaid dividends on our series D and E
preferred stock. In December 1998, Foundation Health also received 1,560,000
shares of our series G preferred stock at a price of $2.74 per share upon
conversion of two promissory notes. The series G preferred stock will be
redeemed upon the closing of this offering. In April 2000, we entered into an
agreement with Foundation Health under which we established the methodology to
calculate the redemption amount which was approximately $4.8 million and agreed
to pay to Foundation Health upon the closing of this offering $125,000
representing the net balance of outstanding obligations related to the December
1998 share exchange and promissory note conversion.
</R>

<R>

We also entered into a rights agreement with J.H. Whitney III, Whitney
Strategic Partners III, Foundation Health, Dr. Brailer, Dr. Paulus, Zeke
Investment Partners and William Winkenwerder, granting them registration rights,
other than in connection with this offering, with respect to shares of our
common stock which they own, including common stock issuable upon conversion or
in exchange for of our preferred stock.
</R>

56

<Page>

PRINCIPAL SHAREHOLDERS

<R>
    The following table sets forth information with respect to the beneficial
ownership of our common stock as of March 31, 2000, and as adjusted to reflect
the sale of the shares of common stock offered hereby, by each person who we
know owns more than 5% of our common stock, each of our directors, each of our
named executive officers, and all of our directors and executive officers as a
group. Except as otherwise noted below, the address of each person listed below
is our address. Beneficial ownership is determined in accordance with the rules
of the Securities and Exchange Commission and generally includes voting or
investment power with respect to securities. Beneficial ownership also includes
shares of stock subject to options and warrants currently exercisable or
convertible, or exercisable or convertible within 60 days of the date of this
table. Percentage of beneficial ownership is based on 8,406,851 shares of common
stock outstanding as of March 31, 2000 and 12,669,351 shares of common stock
outstanding after completion of this offering, assuming the underwriters do not
exercise their over-allotment option. Unless otherwise indicated, to our
knowledge, all persons listed have sole voting and investment power with respect
to their shares of common stock, except to the extent authority is shared by
spouses under applicable law.
</R>

<R>
    In addition, the following table reflects the conversion of all outstanding
shares of series C, D and E preferred stock into 5,281,451 shares of common
stock which will occur immediately prior to this offering.
</R>

<R>
<Table>
<Caption>

NAME AND ADDRESS	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	
		BEFORE OFFERING	AFTER OFFERING
<S>	<C>	<C>	<C>
J.H. Whitney III/Whitney Strategic Partners III(1)... 177 Broad Street Stamford, Connecticut 06901	2,554,925	30.4%	20.2%
Foundation Health Systems, Inc...................... 21600 Oxnard Street, Suite 2000 Woodland Hills, California 91367	2,652,004	31.5	20.9
David J. Brailer....................................	2,423,000	28.8	19.1
Ronald A. Paulus...................................	840,000	10.0	6.6
Steven Bell(2).....................................	24,180	*	*
J. Bryan Bushick(3)................................	4,170	*	*
Alfredo A. Czerwinski(4)...........................	15,113	*	*
Gregory P. Hess....................................	--	*	*
Thomas H. Zajac(5).................................	48,360	*	*
Edward N. Antoian(6)...............................	71,874	*	*
C. Martin Harris(7)................................	8,000	*	*
Jeffrey R. Jay(8)..................................	2,554,925	30.4	20.2
Steven E. Rodgers(8)...............................	2,554,925	30.4	20.2
William Winkenwerder(9)............................	16,259	*	*
All directors and executive officers as a group (12 persons)..........................	6,005,881	71.4	47.4

</Table>
</R>

----

* Represents less than 1% of the outstanding shares of common stock.

(1) J.H. Whitney Equity Partners III, L.L.C. is the sole general partner of J.H.
    Whitney III and Whitney Strategic Partners III. The following individuals
    are the managing members of J.H. Whitney Equity Partners III, L.L.C.:
    Michael C. Brooks, Joseph D. Carrabino, Jr.,

<Page>
    Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr.,
    Daniel J. O'Brien and Michael R. Stone.

(2) All 24,180 shares of common stock are issuable upon exercise of stock
    options within 60 days.

<R>
(3) All 4,170 shares of common stock are issuable upon exercise of stock options
    within 60 days.
</R>

(4) All 15,113 shares of common stock are issuable upon exercise of stock
    options within 60 days.

<R>
(5) All 48,360 shares of common stock are issuable upon exercise of stock
    options within 60 days.
</R>

<R>
(6) 63,874 shares of common stock are owned by Zeke Investment Partners.
    Mr. Antoian is a partner of Zeke Investment Partners. Includes 8,000 shares
    of common stock issuable upon exercise of stock options within 60 days.
</R>

<R>
(7) All 8,000 shares of common stock are issuable upon exercise of stock options
    within 60 days.
</R>

<R>
(8) Consists of 2,494,808 shares of common stock owned by J.H. Whitney
    III, L.P. and 60,117 shares of common stock owned by Whitney Strategic
    Partners III, L.P., which are affiliates. Dr. Jay is a managing member of
    J.H. Whitney Equity Partners III, LLC, which is the general partner of both
    entities. Mr. Rodgers is a Vice President of J.H. Whitney & Co., an
    affiliate of both entities. Each of Dr. Jay and Mr. Rodgers disclaims
    beneficial ownership of the shares held by these entities except to the
    extent of his pecuniary interest in such entities.
</R>

<R>
(9) Includes 12,000 shares of common stock issuable upon exercise of stock
    options within 60 days.
</R>

                                     58

<Page>

DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

Our authorized capital stock as of March 31, 2000 consisted of 16,000,000 shares of common stock and 10,679,898 shares of preferred stock. As of March 31, 2000, there were outstanding 3,387,900 shares of common stock and 5,018,951 shares of preferred stock. Those shares were held of record by a total of nine shareholders.

Upon the closing of this offering:

<R>
- all shares of our outstanding series of preferred stock will convert into common stock or be redeemed, and a total of 12,669,351 shares of common stock and no shares of preferred stock will be outstanding; and
</R>

- our certificate of incorporation will be amended and restated to provide for total authorized capital consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

COMMON STOCK

The holders of our common stock are entitled to receive dividends as may be declared by our board of directors and paid out of legally available funds. Holders of shares of common stock are entitled to one vote per share in all matters upon which shareholders have the right to vote. Upon the closing of this offering, cumulative voting of shares will not be permitted. In the event of a voluntary or involuntary liquidation, dissolution or winding up of CareScience, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to shareholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, convertible, assessable or entitled to the benefits of any sinking fund. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

<R>
As of the closing date of this offering, each outstanding share of series C preferred stock will convert into one share of common stock and one share of redeemable series F preferred stock. Each such share of redeemable series F preferred stock will be immediately redeemed for shares of our common stock. The sole holder of the outstanding shares of series D and E preferred stock must convert the preferred shares into our common stock or redeem those shares for cash as of the closing date of this offering. The holder has elected to convert. Each outstanding share of our mandatorily redeemable series G preferred stock will be redeemed as of the closing date of this offering.
</R>

Pursuant to an amended and restated certificate of incorporation to be filed upon the closing of this offering, a total of 20,000,000 shares of preferred stock will be authorized for issuance, none of which has been designated in any series. Our board of directors is authorized, without further shareholder action, to authorize and issue any of the 20,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions and other rights and preferences of those shares of our preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of CareScience. We have no present plans to issue any preferred stock.

59

<Page>
WARRANTS

   In connection with the our December 1998 financing, the series A warrant was
substituted with a warrant to purchase 1,334,000 shares of series D convertible
preferred stock at $2.01, subject to adjustment, and the series B warrant was
substituted with a warrant to purchase 400,000 of additional shares of the
series E convertible preferred stock at $2.50, subject to adjustment. The
warrants could be exercised at any time after December 24, 2008 if we failed to
redeem the series G preferred stock. The warrants expire when the series G
preferred stock is redeemed as of the closing of this offering.

REGISTRATION RIGHTS

<R>
   The holders of approximately 5,562,701 shares of outstanding common stock
held by investors who purchased shares of series C, D and E preferred stock,
which will be converted in connection with this offering, will be entitled to
rights regarding registration of the shares. Under the terms of the Registration
Rights Agreement dated December 23, 1998, if we propose to register our stock,
the holders of registration rights will be eligible to include, at our expense,
their shares in the registration. In addition, the holders may require us to pay
for up to three registrations of the holders' common stock at any time after six
months from the date of the consummation of this offering.
</R>

PENNSYLVANIA ANTI-TAKEOVER LAW AND PROVISIONS IN OUR CHARTER AND BYLAWS

   Provisions of Pennsylvania law, our articles of incorporation and bylaws
could make our acquisition by hostile tender offer, proxy contest or otherwise
and the removal of incumbent officers and directors more difficult. These
provisions are intended to discourage coercive takeover practices and inadequate
takeover bids and to encourage persons seeking to control us to first negotiate
with us. We believe that the benefits provided to us by allowing us to negotiate
with an unfriendly or unsolicited acquiror outweigh the disadvantages of
discouraging those proposals since we will have the opportunity to negotiate
improved terms. These provisions deter transactions not approved by the board,
and could have the effect of discouraging tender offers which may provide a
premium over the market price of our shares of common stock. Consequently, these
provisions may also inhibit fluctuations in the market price of our shares
resulting from actual or rumored takeover attempts.

   PENNSYLVANIA LAW

   Generally, subchapters 25E, F, G, H, I and J of the Pennsylvania corporate
laws place procedural requirements and establish restrictions upon the
acquisition of voting shares of a corporation which would entitle the acquiring
person to cast or direct the casting of a percentage of votes in an election of
directors. Subchapter 25E of the Pennsylvania corporate laws provides generally
that, if a company were involved in a control transaction, shareholders of the
company would have the right to demand from a controlling person or group
payment of the fair value of their shares. For purposes of subchapter 25E, a
controlling person or group is a person or group of persons acting in concert
that, through voting shares, has voting power over at least 20% of the votes
which shareholders of the company would be entitled to cast in the election of
directors. A control transaction arises, in general, when a person or group
acquires the status of a controlling person or group.

   In general, Subchapter 25F of the Pennsylvania corporate laws delays for
five years and imposes conditions upon business combinations between an
interested shareholder and us. The term business combinations is defined broadly
to include various merger, consolidation, division, exchange or sale
transactions, including transactions utilizing our assets for purchase price

                                  60

<Page>
amortization or refinancing purposes. An interested shareholder, in general, would be a beneficial owner of at least 20% of our voting shares.

In general, subchapter 25G of the Pennsylvania corporate laws suspends the voting rights of the control shares of a shareholder that acquires for the first time 20% or more, 33 1/3% or more, or 50% or more of a company's shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until the disinterested shareholders of the company vote to restore the voting power of the acquiring shareholder.

Subchapter 25H of the Pennsylvania corporate laws provides in some circumstances for the recovery by a company of profits made upon the sale of its common stock by a controlling person or group if the sale occurs within 18 months after the controlling person or group became a controlling person or group and the common stock was acquired during that 18-month period or within 24 months before that period. In general, for purposes of Subchapter 25H, a controlling person or group is a person or group that:

- has acquired;

- offered to acquire; or

- publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle that person or group to cast at least 20% of the votes that shareholders of the company would be entitled to cast in an election of directors.

If the disinterested shareholders of a company vote to restore the voting power of a shareholder who acquires control shares subject to Subchapter 25G, that company would then be subject to subchapters 25I and J of the Pennsylvania corporate laws. Subchapter 25I generally provides for a minimum severance payment to some employees terminated within two years of that shareholder vote. Subchapter 25J, in general, prohibits the abrogation of labor contracts prior to their stated date of expiration.

The above descriptions of subchapters of the Pennsylvania corporate laws summarize the material anti-takeover provisions contained in the Pennsylvania corporate laws but are not a complete discussion of those provisions.

    OUR CHARTER DOCUMENTS

    As of the date of the closing of this offering, our articles of incorporation, bylaws and Pennsylvania corporate law will contain provisions that may hinder or delay a third party's attempt to acquire us. They may also make it difficult for the shareholders to remove incumbent management.

    CLASSIFIED BOARD OF DIRECTORS; VACANCIES. Our articles of incorporation divide the board of directors into three classes. The directors' terms will be staggered by class. Our classified board of directors is intended to provide continuity and stability in board membership and policies. However, the classified board of directors makes it more difficult for shareholders to change the board composition quickly. In addition, a majority of the directors then in office can increase the size of the board of directors and fill board of directors vacancies and newly created directorships resulting from any increase in the size of the board of directors. This is true even if those directors do not constitute a quorum or if only one director is left in office. These provisions could prevent shareholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

    ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER PROPOSALS AND SHAREHOLDER NOMINATIONS OF DIRECTORS. Our bylaws will provide for an advance notice procedure regarding nominations of directors by shareholders and other shareholder proposals. The advance notice procedure will not apply to

<Page>
nominations of directors by the board of directors. For matters a shareholder
wishes to bring before an annual meeting of shareholders, the shareholder must
deliver to us a notice not less than 120 days prior to the date of our proxy
statement released to shareholders in connection with the previous year's annual
meeting. The 2000 annual meeting of shareholders was held on March 30, 2000. For
nominations of directors by shareholders, a shareholder generally must provide
notice not less than 90 days prior to the anniversary date of the preceding
year's annual meeting of shareholders. The shareholder must put information in
the notice including, but not limited to, the following:

   - the shareholder and its holdings;

   - the background of any nominees for director;

   - any business desired to be brought before the meeting;

   - the reasons for conducting the business at the meeting; and

   - any material interest of the shareholder in the business proposed.

    At a special meeting of shareholders to elect directors, shareholders can
make a nomination only if they deliver to us a notice that complies with the
above requirements no later than the tenth day following the day on which public
announcement of the special meeting is made. The bylaws could preclude a
nomination for the election of directors or the conduct of particular business
at a particular meeting if the proper procedures are not followed. This may
discourage or deter a third party from conducting a solicitation of proxies to
elect its own slate of directors or otherwise attempting to obtain control of
us.

    SPECIAL SHAREHOLDERS' MEETINGS. Our articles of incorporation and bylaws
will permit special meetings of the shareholders to be called only by our board
of directors, our chairman of the board of directors, our chief executive
officer or the president.

    AUTHORIZED BUT UNISSUED SHARES. The authorization of undesignated preferred
stock will also make it possible for the board of directors, without shareholder
approval, to issue preferred stock with voting or other rights or preferences
that could impede the success of any attempt to change control of us. We are
able to issue shares of common stock without shareholder approval, up to the
number of shares authorized for issuance in our articles of incorporation,
except as limited by Nasdaq rules. We can use these additional shares for a
variety of corporate purposes, including future public offerings to raise
additional capital, corporate acquisitions and employee benefit plans. Our
ability to issue these additional shares could make it more difficult or
discourage an attempt to obtain control of us by means of a proxy contest,
tender offer, merger or otherwise.

    VOTING RIGHTS. Our articles of incorporation and bylaws will not provide
for cumulative voting in the election of directors. These and other provisions
are intended to enhance continuity and stability in the composition of the board
of directors and to reduce the vulnerability to unsolicited or hostile takeovers
or proxy contests, and could delay changes in our control or management. The
amendment of any provision of our articles of incorporation and bylaws will
require approval by holders of 75% of the outstanding common stock. This
requirement of the approval of 75% of the outstanding common stock will not
apply if two-thirds of the members of the board of directors approve the
proposed amendment. In that case, the ordinary requirements of Pennsylvania
corporate law for shareholder approval will apply.

TRANSFER AGENT

    The transfer agent and registrar for the common stock is StockTrans.

NATIONAL MARKET LISTING

    We have applied to list our common stock on The Nasdaq Stock Market under
the symbol CARE.

                                      62

<Page>

SHARES ELIGIBLE FOR FUTURE SALE

<R>
    Upon completion of this offering, we will have outstanding 12,669,351 shares
of common stock based upon shares outstanding at March 31, 2000, assuming no
exercise of the underwriters' over-allotment option. Excluding the 4,000,000
shares of common stock offered hereby and assuming no exercise of the
underwriters' over-allotment option, upon the consummation of this offering,
there will be 8,669,351 shares of common stock outstanding none of which will be
freely tradable without restriction in the public market. All restricted shares
are subject to lock-up agreements with the underwriters pursuant to which the
holders of the restricted shares have agreed not to sell, pledge or otherwise
dispose of those shares for a period of 180 days after the date of this
prospectus. Beginning 180 days after the effective date of our registration
statement, approximately 8,406,851 restricted shares will become eligible for
sale in the public market when the underwriter's lock-up agreements expire
unless the underwriters elect, in their sole discretion, to release these shares
from the lock-up agreements earlier. These shares include 5,018,951 shares which
may be sold pursuant to registration rights granted by us, upon the expiration
or waiver of the lock-up agreement 180 day period. We are not aware of any
present intention of a shareholder to exercise any registration rights. The
registration rights of the preferred shareholders may not be used as a reason
for the shareholder to terminate the lock-up agreements. In addition, after the
180th day, most of the restricted shares described above will become available
for sale pursuant to Rule 144. In addition, 262,500 shares will become available
for sale pursuant to Rule 144 one year after consummation of the offering or
pursuant to registration rights granted by us, upon the expiration or waiver of
the lock-up agreement 180 day period. The general provisions of Rule 144 are
described below.
</R>

RULE 144

<R>
    In general, under Rule 144, an affiliate of CareScience, or person or
persons whose shares are aggregated who has beneficially owned restricted shares
for at least one year, will be entitled to sell in any three-month period a
number of shares that does not exceed the greater of (a) 1% of the then
outstanding shares of the common stock comprising approximately 129,000 shares
immediately after this offering, assuming no exercise of the underwriters'
over-allotment option or (b) the average weekly trading volume during the four
calendar weeks preceding the date on which notice of the sale is filed with the
SEC. Sales pursuant to Rule 144 are subject to requirements relating to manner
of sale, notice and availability of current public information about us. A
person or persons whose shares are aggregated who is not deemed to have been our
affiliate at any time during the 90 days immediately preceding the sale and who
has beneficially owned his or her shares for at least two years is entitled to
sell those shares pursuant to Rule 144(k) without regard to the limitations
described above. Unless registered, most of the restricted shares that will
become available for sale in the public market beginning 180 days after the
effective date will be subject to volume and other resale restrictions pursuant
to Rule 144 because the holders are our affiliates.
</R>

    We intend to file, within 180 days after the date of this prospectus,
Form S-8 registration statements under the Securities Act to register shares
issued pursuant to our equity compensation plans and shares issued in connection
with option exercises. Shares of common stock issued pursuant to our equity
compensation plans or upon exercise of options after the effective date of the
Forms S-8 will be available for sale in the public market, subject to Rule 144
volume limitations applicable to affiliates and lock-up agreements.

LOCK-UP AGREEMENTS

    All officers, directors, employees and holders of our common stock and
options to purchase common stock have agreed pursuant to lock-up agreements that
they will not offer, sell, contract to sell, pledge, grant any option to sell,
or otherwise dispose of, directly or indirectly, any shares of

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common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc.

<R>
Deutsche Bank Securities Inc. may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, Deutsche Bank Securities Inc. has no current plans to do so, and none of our officers or directors or, to the best of our knowledge, current shareholders intend to request a release. Any decision by Deutsche Bank Securities, Inc. to release shares subject to a lock-up agreement will be determined on a case-by-case basis. Apart from the facts of any particular case, in exercising their discretion to release shares from a lock-up agreement Deutsche Bank Securities Inc. would consider such factors as the likelihood of a material market effect from the sale of the shares, the market price of the shares relative to the original offering price, the desirability of fostering an orderly market for the shares, and the hardship or circumstances of the person requesting the waiver.
</R>

64

<Page>

UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the
underwriters named below, through their representatives Deutsche Bank
Securities Inc., FleetBoston Robertson Stephens Inc. and Thomas Weisel Partners
LLC have severally agreed to purchase from us the following respective number of
shares of common stock at a public offering price less the underwriting
discounts and commissions set forth on the cover page of this prospectus:

<R>
<Table>
<Caption>

| | NUMBER OF |
UNDERWRITER	SHARES
<S>	<C>
Deutsche Bank Securities Inc................................	
FleetBoston Robertson Stephens Inc..........................	
Thomas Weisel Partners LLC.................................	

Total..	4,000,000
	=========

</Table>
</R>

    The underwriting agreement provides that the obligations of the several
underwriters to purchase the shares of common stock offered hereby are subject
to conditions precedent and that the underwriters will purchase all shares of
the common stock offered hereby, other than those covered by the over-allotment
option described below, if any of these shares are purchased.

    The underwriters propose to offer the shares of common stock to the public
at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $ per share
under the public offering price. The underwriters may allow, and these dealers
may re-allow, a concession of not more than $ per share to other dealers. After
the initial public offering, representatives of the underwriters may change the
offering price and other selling terms.

    We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to 675,000 additional
shares of common stock at the public offering price less the underwriting
discounts and commissions set forth on the cover page of this prospectus. The
underwriters may exercise this option only to cover over-allotments made in
connection with the sale of the common stock offered hereby. To the extent that
the underwriters exercise this option, each of the underwriters will become
obligated, subject to several conditions, to purchase approximately the same
percentage of additional shares of common stock as the number of shares of
common stock to be purchased by it in the above table bears to the total number
of shares of common stock offered hereby. We will be obligated, pursuant to the
option, to sell these shares of common stock to the underwriters to the extent
the option is exercised. If any additional shares of common stock are purchased,
the underwriters will offer the additional shares on the same terms as those on
which the 4,500,000 shares are being offered.

    The underwriting fee is equal to the public offering price per share of
common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is currently expected to be approximately   % of the
initial public offering price. We have agreed to pay the

65

<Page>
underwriters the following fees, assuming either no exercise or full exercise by
the underwriters of the underwriters' over-allotment option:

<Table>
<Caption>

		TOTAL FEES	
	FEE PER SHARE	WITHOUT EXERCISE OF OVER-ALLOTMENT OPTION	WITH FULL EXERCISE OF OVER-ALLOTMENT OPTION
<S>	<C>	<C>	<C>
Fees paid by CareScience...............	$	$	$

</Table>

     In addition, we estimate that our share of the total expenses of this
offering, excluding underwriting discounts and commissions, will be
approximately $.

     We have agreed to indemnify the underwriters against some specified types of
liabilities, including liabilities under the Securities Act of 1933, and to
contribute to payments the underwriters may be required to make in respect of
any of these liabilities.

     Each of our officers and directors, all of our shareholders and selected
holders of options to purchase our stock, have agreed not to offer, sell,
contract to sell or otherwise dispose of, or enter into any transaction that is
designed to, or could be expected to, result in the disposition of any shares of
our common stock or other securities convertible into or exchangeable or
exercisable for shares of our common stock or derivatives of our common stock
owned by these persons prior to this offering or common stock issuable upon
exercise of options held by these persons for a period of 180 days after the
effective date of the registration statement of which this prospectus is a part
without the prior written consent of Deutsche Bank Securities Inc. This consent
may be given at any time without public notice. We have entered into a similar
agreement with the representatives of the underwriters, except that we may grant
options and sell shares pursuant to our 1995 Equity Compensation Plan and our
1998 Time Accelerated Restricted Stock Option Plan without their consent. There
are no agreements between the representatives and any of our shareholders or
affiliates releasing them from these lock-up agreements prior to the expiration
of the 180-day period.

     The representatives of the underwriters have advised us that the
underwriters do not intend to confirm sales to any account over which they
exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters
may engage in transactions that stabilize, maintain or otherwise affect the
market price of our common stock. Specifically, the underwriters may over-allot
shares of our common stock in connection with this offering, thus creating a
short position in our common stock for their own account. A short position
results when an underwriter sells more shares of common stock than that
underwriter is committed to purchase. Additionally, to cover these
over-allotments or to stabilize the market price of our common stock, the
underwriters may bid for, and purchase, shares of our common stock in the open
market. Finally, the representatives, on behalf of the underwriters, may also
reclaim selling concessions allowed to an underwriter or dealer if the
underwriting syndicate repurchases shares distributed by that underwriter or
dealer. Any of these activities may maintain the market price of our common
stock at a level above that which might otherwise prevail in the open market.
These transactions may be effected on the Nasdaq National Market or otherwise.
The underwriters are not required to engage in these activities and, if
commenced, may end any of these activities at any time.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters,
was organized and registered as a broker-dealer in December 1998. Since December
1998, Thomas Weisel Partners has been named as a lead or co-manager on 160 filed
public offerings of equity securities, of which 111 have been completed, and has
acted as a syndicate member in an additional 89 public offerings of equity
securities. Thomas Weisel Partners does not have any material relationship with
us or any of our officers, directors or other controlling persons, except with
respect to its contractual relationship with us pursuant to the underwriting
agreement entered into in connection with this offering.

<Page>
<R>
At our request, the underwriters have reserved for sale, at the initial
public offering price, up to   shares for our vendors, employees, family
members of employees, customers and other third parties. This group may include
British Biotech, plc which has expressed an interest in acquiring up to $1.5
million worth of our common stock. The number of shares of our common stock
available for sale to the general public will be reduced to the extent these
reserved shares are purchased. Any reserved shares that are not purchased by
these persons will be offered by the underwriters to the general public on the
same basis as the other shares in this offering.
</R>

PRICING OF THIS OFFERING

Prior to this offering, there has been no public market for our common
stock. Consequently, the initial public offering price for our common stock has
been determined by negotiation among us and the representatives of the
underwriters. Among the primary factors to be considered in determining the
public offering price will be:

- prevailing market conditions;

- our results of operations in recent periods;

- the present stage of our development;

- the market capitalization and stage of development of other companies that
  we and the representatives of the underwriters believe to be comparable to
  our business; and

- estimates of our business potential.

LAWYERS

Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania will provide us an
opinion relating to the validity of the common stock issued in this offering.
Certain legal matters in connection with this offering will be passed upon for
the underwriters by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New
York.

EXPERTS

The financial statements, as of December 31, 1998 and 1999 and for the years
ended December 31, 1997, 1998 and 1999 included in this prospectus and elsewhere
in the registration statement have been audited by Arthur Andersen LLP,
independent public accountants, as indicated in their report with respect
thereto, and are included herein in reliance upon the authority of said firm as
experts in giving said report.

67

<Page>

WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration
statement on Form S-1 with respect to our common stock to be issued in this
offering. This prospectus, which constitutes a part of the registration
statement, does not contain all of the information described in the registration
statement or the exhibits and schedules which are part of the registration
statement. For further information with respect to CareScience and our common
stock, you may refer to the registration statement and the related exhibits and
schedules. You may read and copy any document we file at the Securities and
Exchange Commission's public reference rooms in Washington, D.C., New York, New
York and Chicago, Illinois. Please call the Securities and Exchange Commission
at 1-800-SEC-0330 for further information about the public reference rooms. Our
Securities and Exchange Commission filings are also available to the public from
the Securities and Exchange Commission's web site at http://www.sec.gov. Upon
completion of this offering, we must comply with the information and periodic
reporting requirements of the Securities Exchange Act and will file periodic
reports, proxy statements and other information with the Securities and Exchange
Commission. These periodic reports, proxy statements and other information will
be available for inspection and copying at the Securities and Exchange
Commission's public reference room and the web site of the Securities and
Exchange Commission. We maintain a Web site at http://www.carescience.com. The
information contained on our Web site does not constitute part of this
prospectus.

68

<Page>

CARESCIENCE, INC.

INDEX TO FINANCIAL STATEMENTS

<Table>
<Caption>

</Table>

F-1

<Page>

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CareScience, Inc.:

    We have audited the accompanying balance sheets of CareScience, Inc.
(formerly Care Management Science Corporation) (a Pennsylvania corporation) as
of December 31, 1998 and 1999, and the related statements of operations,
mandatorily redeemable preferred stock and shareholders' equity (deficit) and
cash flows for the three years in the period ended December 31, 1999. These
financial statements and the schedule referred to below are the responsibility
of the Company's management. Our responsibility is to express an opinion on
these financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing
standards. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly,
in all material respects, the financial position of CareScience, Inc. as of
December 31, 1998 and 1999, and the results of its operations and its cash flows
for the three years in the period ended December 31, 1999, in conformity with
generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information included in Schedule II
is presented for purposes of complying with the Securities and Exchange
Commission's rules and is not a required part of the basic financial statements.
This schedule has been subjected to the auditing procedures applied in the audit
of the basic financial statements and, in our opinion, fairly states in all
material respects the financial data required to be set forth therein in
relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Philadelphia, Pa.,
February 18, 2000

                                  F-2

<Page>

CARESCIENCE, INC.

BALANCE SHEETS

<R>
<Table>
<Caption>

	DECEMBER 31,		MARCH 31, 2000	
	1998	1999	ACTUAL	PROFORMA (NOTE 1)
			(UNAUDITED)	
<S>	<C>	<C>	<C>	<C>
ASSETS				
Current assets:				
Cash and cash equivalents......................	$ 5,346,099	$ 3,381,600	$ 2,003,257	$ 2,003,257
Accounts receivable, net of allowance for doubtful accounts of $31,844, $29,754 and $52,311, respectively.......................	198,956	719,570	708,439	708,439
Prepaid expenses and other....................	48,829	203,957	262,566	262,566
Total current assets.......................	5,593,884	4,305,127	2,974,262	2,974,262
Property and equipment:				
Computer equipment............................	1,838,634	2,213,629	2,387,724	2,387,724
Office equipment..............................	241,694	263,260	297,501	297,501
Furniture and fixtures........................	250,880	273,086	351,298	351,298
	2,331,208	2,749,975	3,036,523	3,036,523
Less--Accumulated depreciation and amortization................................	(1,130,615)	(1,705,518)	(1,851,710)	(1,851,710)
Net property and equipment..................	1,200,593	1,044,457	1,184,813	1,184,813
Other...	--	--	353,256	353,256
Total assets.............................	$ 6,794,477	$ 5,349,584	$ 4,512,331	$ 4,512,331
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Current portion of capital lease obligations.................................	$ 353,125	$ 317,065	$ 292,488	$ 292,488
Accounts payable..............................	251,893	214,263	513,045	513,045
Accrued expenses..............................	323,779	397,076	1,205,926	1,205,926
Deferred revenues.............................	820,492	2,923,737	2,522,389	2,522,389
Total current liabilities...................	1,749,289	3,852,141	4,533,848	4,533,848
Capital lease obligations.......................	569,980	459,955	480,763	480,763
Commitments and contingencies (Note 6)				
Dividends payable under convertible Preferred stock..	--	--	--	1,455,207
Mandatorily redeemable preferred stock (Note 7)...	4,280,390	4,681,634	4,797,005	4,892,108
Shareholders' equity (deficit):				
Preferred stock, no par value, liquidation value of $13,336,234 and $13,602,958 at December 31, 1999 and March 31, 2000, respectively.............................	12,009,700	12,009,700	12,009,700	--
Common stock, no par value, 16,000,000 shares authorized, 4,827,900 shares issued and 3,387,900 outstanding, actual 10,109,351 shares issued and 8,669,351, proforma.......	50,000	50,000	50,000	16,259,700
Additional paid-in capital....................	--	5,624,839	5,745,522	5,745,522
Deferred compensation.........................	--	(5,392,322)	(5,173,981)	(5,173,981)
Accumulated deficit...........................	(10,964,882)	(15,036,363)	(17,030,526)	(22,780,836)
Treasury stock, at cost, 1,440,000 shares.....	(900,000)	(900,000)	(900,000)	(900,000)
Total shareholders' equity (deficit)........	194,818	(3,644,146)	(5,299,285)	(6,849,595)
Total liabilities and shareholders' equity (deficit)...............................	$ 6,794,477	$ 5,349,584	$ 4,512,331	$ 4,512,331

</Table>
</R>

      The accompanying notes are an integral part of these statements.

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CARESCIENCE, INC.

STATEMENTS OF OPERATIONS

<R>
<Table>
<Caption>

	FOR THE YEAR ENDED DECEMBER 31,			FOR THE THREE MONTHS ENDED MARCH 31,	
	1997	1998	1999	1999	2000
				(UNAUDITED)	
<S>	<C>	<C>	<C>	<C>	<C>
Revenues...................	$ 1,040,703	$ 2,551,963	$ 4,350,688	$ 717,733	$ 1,628,927
Cost of revenues...........	1,493,730	1,903,803	2,508,231	510,915	1,026,041
Gross profit (loss)......	(453,027)	648,160	1,842,457	206,818	602,886
Operating expenses:					
Research and development.............	1,554,522	1,668,764	1,459,867	395,681	599,123
Selling, general and administrative.........	2,241,511	3,169,097	3,897,849	898,949	1,564,739
Stock-based compensation...........	--	--	232,517	--	339,024
Total operating expenses.............	3,796,033	4,837,861	5,590,233	1,294,630	2,502,886
Operating loss.........	(4,249,060)	(4,189,701)	(3,747,776)	(1,087,812)	(1,900,000)
Interest income...........	(153,858)	(55,766)	(172,863)	(53,189)	(42,048)
Interest expense...........	200,931	474,541	95,324	25,985	20,840
Net loss...................	(4,296,133)	(4,608,476)	(3,670,237)	(1,060,608)	(1,878,792)
Accretion of redemption premium on preferred stock....................	--	8,307	401,244	94,318	115,371
Net loss applicable to common shareholders......	$(4,296,133)	$(4,616,783)	$(4,071,481)	$(1,154,926)	$(1,994,163)
Net loss per common share:					
Basic and Diluted........	$ (1.27)	$ (1.36)	$ (1.20)	$ (0.34)	$ (0.59)
Weighted average shares outstanding:					
Basic and Diluted........	3,387,900	3,387,900	3,387,900	3,387,900	3,387,900

</Table>
</R>

The accompanying notes are an integral part of these statements.

F-4

<Page>

CARESCIENCE, INC.
STATEMENTS OF MANDATORILY REDEEMABLE PREFERRED STOCK AND
SHAREHOLDERS' EQUITY (DEFICIT)

<R>
<Table>
<Caption>

| | MANDATORILY REDEEMABLE PREFERRED STOCK | SHAREHOLDERS' EQUITY (DEFICIT) | | | | | |
| | | PREFERRED STOCK | | COMMON STOCK | | | DEFERRED COMPENSATION |
		SHARES	AMOUNT	SHARES	AMOUNT	APIC	
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Balance, December 31, 1996.........	$ --	663,001	$ 6,630	3,387,900	$50,000	$6,051,061	$ --
Net loss........................	--	--	--	--	--	--	--
Balance, December 31, 1997.........	--	663,001	6,630	3,387,900	50,000	6,051,061	--
Sale of Series C Convertible Preferred stock, net of expenses of $222,991...........	--	2,366,947	5,952,009	--	--	--	--
Conversion of Series A and B Convertible Preferred stock into Series D and E Convertible Preferred stock................	--	1,989,003	6,051,061	--	--	(6,051,061)	--
Conversion of amounts under shareholder Loan Agreements into Series G Mandatorily Redeemable Preferred stock.....	4,272,083	--	--	--	--	--	--
Accretion of dividends on Series G Mandatorily Redeemable Preferred stock...............	8,307	--	--	--	--	--	--
Net loss........................	--	--	--	--	--	--	--
Balance, December 31, 1998.........	4,280,390	5,018,951	12,009,700	3,387,900	50,000	--	--
Accretion of dividends on Series G Mandatorily Redeemable Preferred stock................	401,244	--	--	--	--	--	--
Deferred compensation in connection with issuance of Common stock options...........	--	--	--	--	--	5,624,839	(5,624,839)
Amortization of deferred compensation..................	--	--	--	--	--	--	232,517
Net loss........................	--	--	--	--	--	--	--
Balance, December 31, 1999.........	4,681,634	5,018,951	12,009,700	3,387,900	50,000	5,624,839	(5,392,322)
Accretion of dividends on Series G Mandatorily Redeemable Preferred Stock (unaudited)....................	115,371	--	--	--	--	--	--
Deferred compensation in connection with issuance of Common stock options (unaudited)....................	--	--	--	--	--	120,683	(120,683)
Amortization of deferred compensation (unaudited).......	--	--	--	--	--	--	339,024
Net loss (unaudited).............	--	--	--	--	--	--	--
Balance, March 31, 2000 (unaudited).....................	$4,797,005	5,018,951	$12,009,700	3,387,900	$50,000	$5,745,522	$(5,173,981)

<Caption>

| | SHAREHOLDERS' EQUITY (DEFICIT) | | | |
| | ACCUMULATED DEFICIT | TREASURY STOCK | | TOTAL |
		SHARES	AMOUNT	
<S>	<C>	<C>	<C>	<C>
Balance, December 31, 1996.........	$ (2,051,966)	1,440,000	$(900,000)	$ 3,155,725
Net loss........................	(4,296,133)	--	--	(4,296,133)
Balance, December 31, 1997.........	(6,348,099)	1,440,000	(900,000)	(1,140,408)
Sale of Series C Convertible Preferred stock, net of expenses of $222,991...........	--	--	--	5,952,009
Conversion of Series A and B Convertible Preferred stock into Series D and E Convertible				

*** CONTINUED ***

Preferred stock...............	--	--	--	--
Conversion of amounts under shareholder Loan Agreements into Series G Mandatorily Redeemable Preferred stock.....	--	--	--	--
Accretion of dividends on Series G Mandatorily Redeemable Preferred stock...............	(8,307)	--	--	(8,307)
Net loss.......................	(4,608,476)	--	--	(4,608,476)
	------------	----------	---------	-----------
Balance, December 31, 1998........	(10,964,882)	1,440,000	(900,000)	194,818
Accretion of dividends on Series G Mandatorily Redeemable Preferred stock...............	(401,244)	--	--	(401,244)
Deferred compensation in connection with issuance of Common stock options...........	--	--	--	--
Amortization of deferred compensation...................	--	--	--	232,517
Net loss.......................	(3,670,237)	--	--	(3,670,237)
	------------	----------	---------	-----------
Balance, December 31, 1999........	(15,036,363)	1,440,000	(900,000)	(3,644,146)
Accretion of dividends on Series G Mandatorily Redeemable Preferred Stock (unaudited)...................	(115,371)	--	--	(115,371)
Deferred compensation in connection with issuance of Common stock options (unaudited)...................	--	--	--	--
Amortization of deferred compensation (unaudited).......	--	--	--	339,024
Net loss (unaudited).............	(1,878,792)	--	--	(1,878,792)
	------------	----------	---------	-----------
Balance, March 31, 2000 (unaudited).....................	$(17,030,526)	1,440,000	$(900,000)	$(5,299,285)
	============	==========	=========	===========

</Table>
</R>

        The accompanying notes are an integral part of these statements.

                                  F-5

<Page>

CARESCIENCE, INC.

STATEMENTS OF CASH FLOWS

<R>
<Table>
<Caption>

	FOR THE YEAR ENDED DECEMBER 31,			FOR THE THREE MONTHS ENDED MARCH 31,	
	1997	1998	1999	1999	2000
				(UNAUDITED)	
<S>	<C>	<C>	<C>	<C>	<C>
Cash flows from operating activities:					
Net loss...............................	$(4,296,133)	$(4,608,476)	$(3,670,237)	$(1,060,608)	$(1,878,792)
Adjustments to reconcile net loss to net cash used in operating activities--					
Depreciation and amortization.........	309,812	592,705	574,903	165,020	146,192
Interest on notes to a shareholder....	164,463	379,076	--	--	--
Provision for bad debts...............	35,162	136,929	17,505	4,375	9,000
Stock-based compensation..............	--	--	232,517	--	339,024
Changes in assets and liabilities-- (Increase) decrease in--					
Accounts receivable...............	(151,576)	197,977	(538,119)	(422,219)	2,131
Prepaid expenses and other........	(41,978)	57,702	(155,128)	(89,076)	(411,865)
Increase in--					
Accounts payable and accrued expenses.......................	48,397	300,760	35,667	34,535	1,107,632
Deferred revenues.................	111,871	557,660	2,103,245	(13,307)	(401,348)
Net cash used in operating activities...................	(3,819,982)	(2,385,667)	(1,399,647)	(1,381,280)	(1,088,026)
Cash flows from investing activities:					
Purchases of property and equipment, net..................................	(180,442)	(243,949)	(194,973)	(154,904)	(192,037)
Cash flows from financing activities:					
Net proceeds from sale of Series C Convertible Preferred stock...........	--	5,952,009	--	--	--
Proceeds from notes to a shareholder....	2,684,675	--	--	--	--
Proceeds from related party loan........	--	500,000	--	--	--
Payment of related party loan...........	--	(500,000)	--	--	--
Payments on capital lease obligations...	(167,635)	(346,064)	(369,879)	(24,773)	(98,280)
Net cash provided by (used in) financing activities..........	2,517,040	5,605,945	(369,879)	(24,773)	(98,280)
Net increase (decrease) in cash and cash equivalents.......................	(1,483,384)	2,976,329	(1,964,499)	(1,560,957)	(1,378,343)
Cash and cash equivalents, beginning of year......................	3,853,154	2,369,770	5,346,099	5,346,099	3,381,600
Cash and cash equivalents, end of year............................	$ 2,369,770	$ 5,346,099	$ 3,381,600	$ 3,785,142	$ 2,003,257

</Table>
</R>

The accompanying notes are an integral part of these statements.

F-6

<Page>
CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

1. BACKGROUND:

     CareScience, Inc. (formerly Care Management Science Corporation) provides
Internet-based tools designed to improve the quality and efficiency of health
care. The Company's products use its proprietary clinical algorithms and data
collection and storage technologies to perform complex clinical analyses. The
Company's customers use its products to identify clinical inefficiencies and
medical errors and monitor the results of implemented solutions. Additionally,
the Company facilitates the real-time exchange of clinical information over the
Internet among local health care constituents.

     The Company incurred losses in the current and prior year, and anticipates
incurring additional losses through 2000 as it expands its customer base and
product offerings. Additional financing may be needed by the Company to fund
operations and to continue the development of its products. Notwithstanding the
foregoing, the Company's management believes that cash on hand at March 31, 2000
and cash generated from revenues in 2000 will be sufficient to sustain
operations at least through 2000.

<R>
PRO FORMA BALANCE SHEET ADJUSTMENTS
</R>

<R>
     In connection with the proposed sale of 4,000,000 shares of Common stock to
the public in an initial public offering (the "Offering"), the Company has
prepared an unaudited pro forma balance sheet as of March 31, 2000. The pro
forma balance sheet reflects the following transaction which will occur upon the
closing of the Offering.
</R>

<R>
   - The conversion of Series C, D and E Preferred Stock into 5,018,951 shares
     of Common Stock.
</R>

<R>
   - The issuance, upon the conversion of the Series C Preferred stock, of
     Series F Redeemable Preferred stock, with a redemption value of
     $4,200,000, and the simultaneous redemption of the Redeemable Series F
     Preferred Stock for 262,500 shares of Common stock, valued at $16.00 per
     share.
</R>

<R>
   - The accretion of the redemption value of the Series G Preferred stock
     through June 15, 2000.
</R>

<R>
   - The declaration of a dividend of $1,455,207 (calculated at 8% per annum
     through June 15, 2000) payable to the Series C, D and E Preferred
     shareholders from the proceeds of the Offering.
</R>

<R>
     The payment of the dividend and the redemption of the Redeemable Series G
Preferred stock has not been reflected on the pro-forma balance sheet, since the
Company does not have adequate cash resources prior to the closing of the
Offering to make such payments.
</R>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INTERIM FINANCIAL STATEMENTS

     The financial statements as of March 31, 2000 and for the three months ended
March 31, 1999 and 2000 are unaudited and, in the opinion of management, include
adjustments necessary for a

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
fair presentation of results for those interim periods. The results of
operations for the three months ended March 31, 1999 and 2000 are not
necessarily indicative of the results to be expected for the entire year.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an
original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Major additions and improvements
are capitalized, while maintenance and repairs that do not improve or extend the
life of assets are charged to expense as incurred.

    Depreciation and amortization are provided using the straight-line method
over the following estimated useful lives:

<Table>
<S>   <C>
Office equipment.. 5 years
Computer equipment.. 3 years
Furniture and fixtures.................................... 7 years
</Table>

    Depreciation and amortization expense was $309,812, $592,705, $574,903,
$165,020 and $146,192 for the years ended December 31, 1997, 1998 and 1999 and
the three months ended March 31, 1999 and 2000, respectively.

RESEARCH AND DEVELOPMENT

    Research and development costs are charged to expense as incurred.

SOFTWARE DEVELOPMENT COSTS

    In conjunction with the development of its software products, the Company
incurs software development costs. Statement of Financial Accounting Standards
("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold,
Leased, or Otherwise Marketed," requires the capitalization of certain software
development costs subsequent to the establishment of technological feasibility.
The Company has determined that technological feasibility for its software
products is generally achieved upon completion of a working model. As of
March 31, 2000, no costs are capitalized pursuant to SFAS No. 86, since software
development costs are not significant after the completion of a working model.
These development costs are included in research and development expenses in the
accompanying statements of operations.

    In conjunction with the development of its websites, the Company incurs
software development costs. On January 1, 1999, the Company adopted the
provisions of Statement of Position ("SOP") 98-1 "Accounting for the Costs of
Computer Software Developed or Obtained for Internal Use". Prior to 1999, the
Company has expensed all development costs related to its Websites. In 1999,

F-8

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
the Company incurred costs related to an online local healthcare community.
These costs are being funded by a third party, and therefore, have not been
capitalized. All other costs incurred in 1999 were related to maintenance of the
Websites and have been charged to expense as incurred.

REVENUE RECOGNITION

    The Company's CaduCIS.com products agreements, which typically cover an
initial period of three-to-five years and are fixed priced, provide to
customers, among other things, a software license, project management services,
data management services, data storage and computer server maintenance and
software support and maintenance. Revenues under these contracts are recognized
ratably over the period the services are performed. Any additional consulting
fees, outside of the initial contract, related to the CaduCiS.com products are
recognized as the program or service is delivered.

    In October 1999, the Company entered into a three year agreement with
                , which provides funding for the development of an online local
healthcare community. Revenue from this contract is being recognized as the
services are performed over three years.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company has adopted SFAS No. 121, "Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121
requires that long-lived assets to be held and used by the Company be reviewed
for possible impairment whenever events or changes in circumstances indicate
that the carrying amount of an asset may not be recoverable. SFAS No. 121 also
requires that long-lived assets held for sale be reported at the lower of the
carrying amount or fair value, less cost to sell.

    The Company continually evaluates whether events and circumstances have
occurred that indicate that the remaining estimated useful life of long-lived
assets may warrant revision or that the remaining balance may not be
recoverable. When factors indicate that such assets should be evaluated for
possible impairment, the Company uses an estimate of the related undiscounted
cash flow in measuring whether the asset is recoverable. Management believes
that no revision to the remaining useful lives or write-down of such assets is
required.

INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109,
"Accounting for Income Taxes," under which deferred taxes are required to be
classified based on financial statement classification of the related assets and
liabilities which give rise to the temporary differences. Deferred taxes result
from temporary differences between the financial statement carrying amounts and
the tax basis of assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument represents the amount at which the
instrument could be exchanged in a current transaction between willing parties,
other than in a forced sale or

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
liquidation. Differences can arise between the fair value and carrying amount of
financial instruments that are recognized at historical cost. The Company's
financial instruments consist primarily of cash and cash equivalents, accounts
receivable, accounts payable and accrued expenses.

The carrying amounts of cash and cash equivalents, accounts receivable,
accounts payable and accrued expenses approximate fair value due to the short
maturity of these instruments.

MAJOR CUSTOMERS

The Company's operations are conducted in one business segment and sales are
primarily made to health care payors and providers. The Company had one, one,
two, one and one customers for the year ended December 31, 1997, 1998 and 1999
and for the three months ended March 31, 1999 and 2000, respectively, which
accounted for 53%, 37%, 32%, 16% and 24% of total revenues.

<R>
The Company had five, three and five customers as of December 31, 1998 and
1999 and March 31, 2000, respectively, which accounted for 77%, 37% and 69% of
total accounts receivable.
</R>

BUSINESS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to
concentrations of credit risk are cash and cash equivalents and accounts
receivable. The Company limits its credit risk associated with cash and cash
equivalents by placing its investments in highly liquid funds.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally
accepted accounting principles requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during the
reporting period. Actual amounts could differ from those estimates.

SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid interest of $38,379, $98,704, $95,324, $25,985 and $20,840
for the years ended December 31, 1997, 1998 and 1999 and for the three months
ended March 31, 1999 and 2000, respectively.

The Company financed $833,301, $338,801, $223,794, $0 and $94,511 of
property and equipment purchases with capital leases for the years ended
December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999
and 2000, respectively.

In December 1998, the Company sold 2,366,947 shares of Series C Convertible
Preferred stock (see Note 8). In connection with the sale, the Company converted
notes payable including accrued interest to a Preferred Shareholder into
Mandatorily Redeemable Series G Preferred stock which resulted in a non-cash
transaction of $4,272,083 (see Note 7). In addition, the Company recorded a

F-10

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
non-cash charge of $8,307, $401,244, $94,318 and $115,371 for the accretion of
dividends relating to the Mandatorily Redeemable Series G Preferred stock during
the year ended December 31, 1998 and 1999 and for the three months ended
March 31, 1999 and 2000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission "SEC" issued Staff
Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial
Statements." SAB 101 expresses the views of the SEC staff in applying generally
accepted accounting principles to revenue transactions. The Company's financial
statements and related disclosures for the years ended December 31, 1997, 1998
and 1999 and the three months ended March 31, 1999 and 2000 conform to the views
of the SEC staff as documented in SAB 101.

3. NET LOSS PER SHARE:

    Net loss per share is calculated utilizing the principles of SFAS No. 128,
"Earnings per Share" ("EPS"). Basic EPS excludes potentially dilutive securities
and is computed by dividing net income available to common shareholders by the
weighted-average number of common shares outstanding for the period. Diluted EPS
is computed assuming the conversion or exercise of all dilutive securities such
as preferred stock, options and warrants.

    Under SFAS No. 128, the Company's granting of certain stock options,
warrants and convertible preferred stock resulted in potential dilution of basic
EPS. The number of incremental shares from the assumed exercise of stock options
and warrants is calculated applying the treasury stock method. Stock options,
warrants and Preferred stock convertible into common shares were excluded from
the calculations as they were anti-dilutive due to the net loss.

4. INCOME TAXES:

<R>
    The Company incurred operating losses and generated a significant
accumulated deficit through March 31, 2000, therefore, no tax provisions have
been recorded. As of March 31, 2000 the Company had federal net operating loss
carryforwards of approximately $17.0 million which expire from 2010 through
2019. At December 31, 1998 and 1999 a valuation allowance was recorded for 100%
of the company's deferred tax asset as realization of the tax benefit was not
considered more likely than not.
</R>

F-11

<Page>
CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

4. INCOME TAXES: (CONTINUED)
    The deferred tax effect of temporary differences giving rise to the
Company's deferred tax assets consist of the following components:

<R>
<Table>
<Caption>

| | DECEMBER 31, | |
	1998	1999
`<S>`	`<C>`	`<C>`
Expenses not currently deductible for income tax purposes...	$ 57,815	$ 45,320
Accounts receivable reserve................................	10,884	10,116
Cash to accrual..	(55,851)	(41,889)
Difference due to method of depreciation...................	27,126	45,826
Net operating loss carryforward............................	3,834,982	5,142,235
Gross deferred tax asset, before valuation.................	3,874,956	5,201,608
Less--Valuation allowance..................................	(3,874,956)	(5,201,608)
Net deferred tax asset.....................................	$ --	$ --

</Table>
</R>

    Since realization of the tax benefit associated with the deferred tax assets
is not more likely than not, a valuation allowance was recorded against this
entire amount as required by SFAS No. 109.

    The Tax Reform Act of 1986 contains certain provisions that limit the
utilization of net operating losses and tax credit carryforwards if there has
been a cumulative ownership change greater than 50% within a three-year period.
Such limitation could result in the expiration of the net operating losses
before such losses are fully utilized.

5. CAPITAL LEASE OBLIGATIONS:

    The Company has entered into capital leases for various pieces of equipment
expiring through 2004 and having interest rates ranging from 7% to 14.5%. At
March 31, 2000 and December 31, 1999 and 1998, equipment and furniture includes
assets under capitalized leases totaling $1,702,533, $1,608,022 and $1,384,228,
net of accumulated amortization of $995,571, $915,951 and $546,321,
respectively. The present value of the minimum lease payments as of March 31,
2000 is as follows:

<Table>

`<S>`	`<C>`
Total minimum lease payments................................	$919,749
Less--Amount representing interest.......................	146,498
Present value of net minimum lease payments..............	773,251
Less--Current portion....................................	292,488
	$480,763

</Table>

F-12

<Page>
CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

5. CAPITAL LEASE OBLIGATIONS: (CONTINUED)
    Future minimum lease payments as of March 31, 2000 are as follows:

<R>
<Table>
<S>   <C>
Nine months ending December 31, 2000........................ $289,082
2001...   267,475
2002...   218,597
2003...   84,272
2004...   55,722

                                                         $915,148
                                                         ========
</Table>
</R>

6. COMMITMENTS AND CONTINGENCIES:

SOFTWARE LICENSING AGREEMENT

    The Company has an exclusive license for software and technical information
with the Trustees of the University of Pennsylvania ("License Agreement").

    In April 1995, the Company amended the original License Agreement to include
the payment of royalties, as defined, for a period of 30 years and issued
124,900 shares of Common stock to the Trustees of the University of
Pennsylvania. Under the License Agreement, the Company must pay minimum,
nonrefundable royalty amounts as follows:

<Table>
<S>   <C>
2000... $ 75,000
2001...   75,000
2002...   75,000
2003...   75,000
2004...   75,000
2005 and thereafter......................................   1,500,000

Minimum future royalties................................. $1,875,000
                                                         ==========
</Table>

    The Company can lose its exclusivity under the License Agreement if the
minimum payments are not made. The Company had royalty expenses under this
License Agreement of $30,000, $45,000, $60,000, $15,000 and $18,750 for the
years ended December 31, 1997, 1998 and 1999 and for the three months ended
March 31, 1999 and 2000, respectively, which represent the minimum royalty for
each year, respectively, under the License Agreement.

OPERATING LEASES

    The Company leases its office facility under an operating lease. Rent
expense, including common area maintenance charges, was $153,773, $203,414,
$208,496, $51,771 and $65,268 for the years ended December 31, 1997, 1998 and
1999 and for the three months ended March 31,

F-13

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

6. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
1999 and 2000, respectively. Minimum future rental payments under the lease as
of March 31, 2000 is as follows:

<Table>

Nine months ending December 31, 2000........................	$257,425
2001..	141,053
2002..	104,136
2003..	17,468

	$520,082
	========

</Table>

EMPLOYMENT AGREEMENTS

    The Company has employment agreements with certain employees that provide
for minimum annual compensation of $1,433,026 in 2000, $668,982 in 2001 and
$65,000 in 2002.

7. MANDATORILY REDEEMABLE PREFERRED STOCK:

    In connection with the sale of the Series C Convertible Preferred stock (see
Note 8), the Company converted notes payable due to a shareholder with initial
principal amounts of $2,684,675 and $1,000,000, respectively, plus all accrued
interest into 1,560,000 shares of Series G Mandatorily Redeemable Preferred
stock (Series G Preferred). This Series G Preferred requires mandatory
redemption upon the earlier of a qualified initial public offering of the
Company, as defined, or December 24, 2008. The Series G Preferred has been
reclassified outside of equity in the accompanying financial statements. The
Series G Preferred has no voting or conversion rights and requires a dividend,
payable upon redemption or liquidation, at a rate equal to the prime rate plus
one percent based upon the Series G Preferred liquidation value. The Series G
Preferred has a redemption value of $4,797,005, which includes accrued dividends
of $524,922 at March 31, 2000.

8. SHAREHOLDERS' EQUITY (DEFICIT):

PREFERRED STOCK

    On December 24, 1998, the Company sold 2,366,947 shares of Series C
Convertible Preferred stock for $6,175,000 to new investors.

    Simultaneously with the sale of the Series C Preferred stock, each
outstanding share of the Series A Redeemable Convertible Preferred stock was
converted into four shares of Series D Convertible Preferred stock and each
outstanding share of the Series B Redeemable Convertible Preferred stock was
converted into four shares of Series E Convertible Preferred stock. A related
Series A Warrant was substituted with a Warrant to purchase 1,334,000 additional
shares of Series D Preferred (the "Series D Warrant"), and a related Series B
Warrant was substituted with a Warrant to purchase 400,000 of additional shares
of the Series E Preferred (the "Series E Warrant").

<R>
    The Series C, D and E Preferred have voting rights equal to the number of
Common shares into which they are convertible, require a dividend of 8% per year
based upon their respective liquidation value when and if declared by the
Company, and are convertible into Common stock, at
</R>

F-14

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

8. SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
<R>
an initial conversion rate of one share of Common stock for each share of
Preferred. Conversion rates are subject to adjustment based upon certain events,
as defined. Upon conversion of the Series C, D and E Preferred stock, if certain
minimum return requirements, as defined, have not been met, the holders of the
Series C, D and E Preferred are entitled to receive a dividend equal to that
which would have been received upon liquidation. Simultaneously with the
conversion of Series C Preferred into Common stock, each Series C shareholder
shall receive one share of Series F Redeemable Preferred stock (Series F
Preferred) if certain minimum return requirements, as defined, have not been
met. The Series F Preferred have no voting rights and upon their issuance date
require a dividend of 8% per year based on their liquidation value or upon
redemption. The Series F Preferred will have an assigned liquidation value of
$4,200,000 (if all Series C Preferred shares are converted).
</R>

   Prior to the sale of the Series C Preferred, the Company entered into two
agreements with a Preferred shareholder which provided bridge financing of
$500,000, in aggregate. The loan bore interest of 8.75% and was repaid out of
the proceeds of the sale of the Series C Preferred.

   The components of Preferred stock are as follows:

<R>
<Table>
<Caption>

	DECEMBER 31,		MARCH 31,
	1998	1999	2000
			(UNAUDITED)
<S>	<C>	<C>	<C>
Series C Convertible Preferred stock, no par value, 2,366,947 shares authorized, issued and outstanding (liquidation value of $6,685,467 and 6,819,176 at December 31, 1999 and March 31, 2000, respectively).....................................	$ 5,952,009	$ 5,952,009	$ 5,952,009
Series D Convertible Preferred stock, no par value, 2,328,000 shares authorized, 994,000 shares issued and outstanding (liquidation value of $2,163,103 and $2,206,365 at December 31, 1999 and March 31, 2000, respectively)..............................	1,923,026	1,923,026	1,923,026
Series E Convertible Preferred stock, no par value, 2,058,004 shares authorized, 1,658,004 shares issued and outstanding (liquidation value of $4,487,664 and $4,577,417 at December 31, 1999 and March 31, 2000, respectively).....................	4,134,665	4,134,665	4,134,665
Series F Redeemable Preferred stock, no par value, 2,366,947 shares authorized, none issued or outstanding (liquidation value of $0 at December 31, 1999 and March 31, 2000)............	--	--	--
	$12,009,700	$12,009,700	$12,009,700

</Table>
</R>

F-15

<Page>
                              CARESCIENCE, INC.

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
               MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

8. SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
EQUITY COMPENSATION PLANS

     The Company's 1995 Equity Compensation Plan (the "Plan") permits the
granting of incentive stock options, nonqualified stock options, stock
appreciation rights and restricted stock. The Company has authorized the
issuance of up to 2,065,038 shares of Common stock to satisfy grants under the
Plan. At March 31, 2000, there were 897,501 shares reserved under the Plan
available for grant. A committee of the Board of Directors (the "Committee")
administers the Plan and determines the terms of the grants.

     Stock options issued under the Plan generally vest over a four-year period,
25% on each anniversary date. The exercise period is determined by the
Committee, but may not exceed ten years from the date of grant. Each option
entitles the holder to purchase one share of common stock at the indicated
exercise price.

     In December 1998, the Company adopted the 1998 Time Accelerated Restricted
Stock Option Plan (the "Accelerated Plan"). The Accelerated Plan provides for
the granting of non-qualified stock options to officers, senior management and
employee directors of the Company. The aggregate number of shares of Common
stock the Company may issue under the Accelerated Plan is 483,594 shares. At
March 31, 2000 there were 48,359 shares reserved under the Accelerated Plan
available for grant.

<R>
     The Company accounts for all plans under APB Opinion No. 25, under which
compensation expense is recognized based on the amount by which the fair value
of the underlying common stock exceeds the exercise price of the stock options
on the measurement date. For financial reporting purposes, the Company has
determined that the deemed fair market value on the measurement date for certain
stock options was in excess of the exercise price. This amount has been recorded
as deferred compensation and is being amortized over the vesting period of the
applicable options which range between four and seven years. The Company
recorded deferred compensation of $5,624,839 and $120,683 during the year ended
December 31, 1999 and the three months ended March 31, 2000, respectively. The
Company recognized $232,517 and $339,024 of compensation expense related to
options for the year ended December 31, 1999 and the three months ended
March 31, 2000, respectively.
</R>

     Had compensation expense for all options issued been determined consistent
with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net
loss, basic EPS and diluted EPS would have been equal to the pro forma amounts
indicated below:

<R>
<Table>
<Caption>

		YEAR ENDED DECEMBER 31,		
		1997	1998	1999
<S>	<C>	<C>	<C>	<C>
Net loss applicable to common shareholders...................	As reported	$(4,296,133)	$(4,616,783)	$(4,071,481)
	Pro forma	(4,309,281)	(4,657,486)	(4,219,036)
Basic and Diluted EPS..............	As reported	(1.27)	(1.36)	(1.20)
	Pro forma	(1.27)	(1.37)	(1.25)

</Table>
</R>

                              F-16

<Page>
                          CARESCIENCE, INC.

               NOTES TO FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
             MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

8. SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
<R>
    The weighted average fair value of options granted under the 1995
Compensation Equity Plan was $0.72, $0.77 and $3.96 in 1997, 1998 and 1999,
respectively. The weighted average fair value of options granted under the 1998
Time Accelerated Restricted Stock Option Plan was $1.66 and $7.19 in 1998 and
1999, respectively. The fair value of each option grant was estimated on the
date of grant using the Black-Scholes option pricing model with the following
assumptions:
</R>

<Table>
<Caption>

| | YEAR ENDED DECEMBER 31, | | |
	1997	1998	1999
<S>	<C>	<C>	<C>
1995 Compensation Equity Plan:			
Expected dividend rate....................................	--	--	--
Expected volatility......................................	70%	70%	70%
Weighted average risk-free interest rate..................	6.17%	5.45%	5.67%
Expected lives (years)...................................	4	4	4
1998 Restricted Stock Option Plan:			
Expected dividend rate....................................	--	--	--
Expected volatility......................................	--	60%	60%
Weighted average risk-free interest rate..................	--	4.84%	5.84%
Expected lives (years)...................................	--	7	7

</Table>

                                    F-17

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

8. SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
    The following table summarizes the option activity for both plans:

<R>
<Table>
<Caption>

	OPTIONS OUTSTANDING				
	SHARES AVAILABLE FOR GRANT	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	AGGREGATE PRICE	WEIGHTED AVERAGE EXERCISE PRICE
<S>	<C>	<C>	<C>	<C>	<C>
Balance, December 31, 1996..............	488,000	126,000	$0.25- 1.25	$ 93,500	$ .74
Authorized............................	--	--	--	--	--
Granted...............................	(163,400)	163,400	1.25	204,250	1.25
Forfeited/Canceled....................	38,200	(38,200)	0.25- 1.25	(26,550)	.70
Balance, December 31, 1997..............	362,800	251,200	0.25- 1.25	271,200	1.08
Authorized............................	1,134,632	--	--	--	--
Granted...............................	(472,635)	472,635	1.25- 2.60	895,227	1.89
Forfeited/Canceled....................	12,800	(12,800)	0.25- 1.25	(10,800)	.84
Balance, December 31, 1998..............	1,037,597	711,035	0.25- 2.60	1,155,627	1.63
Authorized............................	--	--	--	--	--
Granted...............................	(1,108,150)	1,108,150	1.25- 2.59	2,814,164	2.54
Forfeited/Canceled....................	216,413	(216,413)	0.25- 2.59	(291,017)	1.34
Balance, December 31, 1999..............	145,860	1,602,772	0.25- 2.60	3,678,774	2.30
Authorized (unaudited)................	800,000	--	--	--	--
Granted (unaudited)...................	(128,651)	128,651	2.59-16.00	1,886,433	14.66
Forfeited/Canceled (unaudited)........	4,313	(4,313)	1.25- 2.59	(7,653)	1.77
Balance, March 31, 2000 (unaudited).....	821,522	1,727,110	$0.25-16.00	$5,557,554	$3.22

</Table>
</R>

    The above table includes options granted during the three months ended
March 31, 2000 at an assumed initial public offering price of $16.00 per share.

    As of December 31, 1999, the weighted average contractual life of all
options outstanding was 9.07 years, there were options to purchase 134,971
shares of Common stock vested at a weighted average exercise price of $1.04.

WARRANTS

    The Series D Warrant has an exercise price of $2.01 per share and the
Series E Warrant has an exercise price of $2.50 per share. The warrants may be
exercised at any time after December 24, 2008 should the Company fail to redeem
the Series G Preferred. The warrants expire following the redemption of the
Series G Preferred.

9. EMPLOYEE BENEFIT PLAN:

    The Company maintains a defined contribution 401(k) Savings Plan ("the
Plan"). Employees who have met certain eligibility requirements, as defined, may
contribute up to 15% of their pre-tax gross wages or salaries. Subject to
certain restrictions, the Plan provides for Company matching

F-18

<Page>

CARESCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE
MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

9. EMPLOYEE BENEFIT PLAN: (CONTINUED)
contributions of 20% of the first 1% of employee contributions to the Plan,
which vest 33 1/3 per year over a three-year period. For the year ended
December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and
2000, the Company contributed $20,000, $21,000, $24,040, $5,471 and $17,822,
respectively, to the Plan.

10. RELATED-PARTY TRANSACTIONS:

MASTER DEVELOPMENT LICENSING AGREEMENT

     The Company had a development and licensing agreement (the "Licensing
Agreement") with the Series D and E Preferred shareholder. The agreement
provided the Preferred shareholder a preferential right to enter into
arrangements with the Company, under which the Company will develop new products
for, and license them to the Preferred shareholder or its affiliates, as
defined, for a period of ten years. Under the terms of the Licensing Agreement,
the Company was reimbursed for development costs and received a monthly
licensing and maintenance fee, as defined in the agreement. The Company recorded
revenues of $544,000 and $441,311 under the Licensing Agreement in 1997 and
1998, respectively. In December 1998, the Licensing Agreement between the
Company and the Preferred shareholder was canceled.

F-19

<Page>

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts:

<Table>
<Caption>

	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	WRITE-OFFS	BALANCE AT END OF PERIOD
1999..	$31,844	$ 17,505	$ (19,595)	$29,754
1998..	40,110	136,929	(145,195)	31,844
1997..	4,948	35,162	--	40,110

</Table>

<Page>
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE
NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN
THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF
COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT
INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS
PROSPECTUS, EXCEPT THAT WE WILL UPDATE THIS PROSPECTUS WHEN REQUIRED BY LAW.

TABLE OF CONTENTS

<R>
<Table>
<Caption>

</Table>
</R>

    UNTIL   , 2000, 25 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL
DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT
PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS
ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH
RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[LOGO]

4,500,000 SHARES
COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

ROBERTSON STEPHENS

THOMAS WEISEL PARTNERS LLC

PROSPECTUS
          , 2000

<Page>

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses (other than underwriting discounts and commissions and the underwriter's non-accountable expense allowance) payable in connection with this offering of the rights and the sale of the Common Stock offered hereby are as follows:

<Table>
<S>   <C>
Securities and Exchange Commission registration fee.........	$ 22,800
NASD filing fee...	9,125
Nasdaq filing fee..	95,000
Printing and engraving expenses..........................	150,000
Legal fees and expenses.................................	400,000
Accounting fees and expenses............................	250,000
Blue Sky fees and expenses (including legal fees)..........	30,000
Transfer agent and rights agent and registrar fees and	
expenses...	20,000
Miscellaneous...	223,075

Total...	$1,200,000
	==========

</Table>

All expenses are estimated except for the Securities and Exchange Commission fee and the NASD fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Registrant's directors shall not be personally liable for monetary damages for breach of any duty owed to the Registrant and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director. The provision also does not affect a director's responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Registrant's Amended and Restated Bylaws provide that the Registrant shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

In general, any officer or director of the Registrant shall be indemnified by the Registrant against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Registrant, if the officer or director acted in good faith, and in the manner believed to be in or not

II-1

<Page>
opposed to the Registrant's best interest, and, with respect to any criminal
action or proceeding, had no reasonable cause to believe the conduct was
unlawful. Such indemnity is limited to the extent that (i) such person is not
otherwise indemnified and (ii) such indemnifications are not prohibited by
Pennsylvania law or any other applicable law.

    Any indemnification under the previous paragraph (unless ordered by a court)
shall be made by the Registrant only as authorized in the specific case upon the
determination that indemnification of the director or officer is proper in the
circumstances because that person has met the applicable standard of conduct set
forth above. Such determination shall be made (i) by the Board of Directors by a
majority vote of a quorum of disinterested directors who are not parties to such
action or (ii) if such quorum is not obtainable or, even if obtainable, a quorum
of disinterested directors so directs, by independent legal counsel in a written
opinion. To the extent that a director or officer of the Registrant shall be
successful in prosecuting an indemnity claim, the reasonable expenses of any
such person and the fees and expenses of any special legal counsel engaged to
determine the possibility of indemnification shall be borne by the Registrant.

    Expenses incurred by a director or officer of the Registrant in defending a
civil or criminal action, suit or proceeding shall be paid by the Registrant in
advance of the final disposition of such action, suit or proceeding upon receipt
of an undertaking by or on behalf of such director or officer to repay such
amount if it shall ultimately be determined that person is not entitled to be
indemnified by the Registrant as authorized by our Bylaws.

    The indemnification and advancement of expenses provided by, or granted
pursuant to Article 10 of our Bylaws is not deemed exclusive of any other rights
to which those seeking indemnification or advancement of expenses may be
entitled, both as to action in that person's official capacity and as to action
in another capacity while holding such office.

    The Board of Directors has the power to authorize the Registrant to purchase
and maintain insurance on behalf of the Registrant and others to the extent that
power to do so has not been prohibited by Pennsylvania law, create any fund to
secure any of its indemnification obligations and give other indemnification to
the extent permitted by law. The obligations of the Registrant to indemnify a
director or officer under Article 10 of our Bylaws is a contract between the
Registrant and such director or officer and no modification or repeal of our
Bylaws shall detrimentally affect such officer or director with regard to that
person's acts or omissions prior to such amendment or repeal.

    The Registrant has also purchased insurance for its directors and officers
for certain losses arising from claims or charges made against them in their
capacities as directors and officers of the Registrant.

    The Underwriting Agreement provides that the underwriter is obligated, under
certain circumstances, to indemnify directors, officers, and controlling persons
of the Registrant against certain liabilities, including liabilities under the
Act. Reference is made to Section 8 of the form of Underwriting Agreement which
is filed by amendment as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In the preceding three years, the Registrant has issued the following
securities that were not registered under the Act:

    Since its inception, the Registrant has issued to employees and directors
options to purchase 1,727,110 shares issued pursuant to the Registrant's Equity
Compensation Plans. All of such sales were made under the exemption from
registration provided under Section 4(2) and Rule 701 of the Securities Act.

<Page>

All of the following shares were sold to qualified investors under the Section 4(2) exemption from registration:

On December 23, 1998, the registrant sold to five accredited investors 2,366,947 shares of Series C Preferred Stock at $2.61 per share for a total of $6,175,000.

On December 23, 1998, the registrant issued 994,000 shares of Series D Preferred Stock at $2.01 per share for a total of $1,997,940 to Foundation Health Systems in exchange for shares of Series A Preferred Stock.

On December 23, 1998, the registrant issued 1,658,004 shares of Series E Preferred Stock at $2.50 per share for a total of $4,145,010 to Foundation Health Systems in exchange for shares of Series B Preferred Stock.

On December 23, 1998, the registrant issued warrants to Foundation Health Systems to purchase 1,344,000 shares of Series D preferred stock at $2.01 per share and 400,000 warrants to purchase Series E preferred stock at $2.50 per share.

On December 23, 1998, the registrant issued 1,560,000 shares of series G stock at $2.74 per share for a total of $4,258,800 upon conversion of two promissory notes.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS:

See Exhibit Index.

(B) FINANCIAL STATEMENT SCHEDULES

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17 UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (1) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430(a) and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

<Page>

SIGNATURES

<R>
     Pursuant to the requirements of the Securities Act of 1933, the registrant
has duly caused this Registration Statement to be signed on its behalf by the
undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on
June 2, 2000.
</R>

<Table>
<S>   <C> <C>
                                             CARESCIENCE, INC.

                                             By: /s/ DAVID J. BRAILER

                                                          David J. Brailer
                                                 CHAIRMAN AND CHIEF EXECUTIVE OFFICER
</Table>

     Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed by the following persons in the
capacities and on the date indicated.

<R>
<Table>
<Caption>
                                                  TITLE   DATE
                                                  -----   ----
<C>   <S>   <C>
          /s/ DAVID J. BRAILER   Chairman and Chief Executive
     --------------------------------------   Officer (Principal Executive June 2, 2000
              David J. Brailer   Officer)

             /s/ STEVEN BELL   Chief Financial Officer
     --------------------------------------   (Principal Financial and   June 2, 2000
               Steven Bell   Accounting Officer)

          /s/ RONALD A. PAULUS   President and Director
     --------------------------------------   June 2, 2000
              Ronald A. Paulus

          /s/ EDWARD N. ANTOIAN   Director
     --------------------------------------   June 2, 2000
             Edward N. Antoian

          /s/ C. MARTIN HARRIS   Director
     --------------------------------------   June 2, 2000
              C. Martin Harris

            /s/ JEFFREY R. JAY   Director
     --------------------------------------   June 2, 2000
               Jeffrey R. Jay

         /s/ WILLIAM WINKENWERDER   Director
     --------------------------------------   June 2, 2000
            William Winkenwerder

          /s/ STEVEN E. RODGERS   Director
     --------------------------------------   June 2, 2000
              Steven E. Rodgers
</Table>
</R>

                              II-4

<Page>

                              EXHIBIT INDEX

(A) EXHIBITS:

<R>
<Table>
<Caption>
      EXHIBIT
      NUMBER   DESCRIPTION
--------------------   -----------
<C>   <S>
        1.1+   Form of Underwriting Agreement.

        3.1+   Articles of Incorporation of the Registrant (effective until
                        immediately prior to the closing of the offering).

        3.2+   Bylaws of the Registrant (effective until immediately prior
                        to the closing of the offering).

        3.3+   Amended and Restated Articles of Incorporation of the
                        Registrant (proposed to be effective immediately prior to
                        the closing of the offering).

        3.4+   Amended and Restated Bylaws of the Registrant (proposed to
                        be effective upon closing of the offering).

        5.1   Opinion of Morgan, Lewis & Bockius LLP.

        10.1+   1995 Equity Compensation Plan of the Registrant.

        10.2+   1998 Time Accelerated Restricted Stock Option Plan.

        10.3*   Restated License Agreement, dated April 1, 1995, by and
                        between the Trustees of the University of Pennsylvania and
                        the Registrant, as amended.

        10.4+   Employment Agreement with David J. Brailer.

        10.5+   Employment Agreement with Ronald A. Paulus.

        10.6+   Employment Agreement with Steven Bell.

        10.7   Employment Agreement with Alfredo A. Czerwinski.

        10.8   Employment Agreement with Gregory P. Hess.

        10.9   Employment Agreement with J. Bryan Bushick.

        10.10   Employment Agreement with Robb L. Tretter

        10.11   Employment Agreement with Thomas H. Zajac.

        10.12   Registration Rights Agreement, dated December 23, 1998,
                        among the Registrant, J.H. Whitney III, L.P., Whitney
                        Strategic Partners III, L.P., Foundation Health Systems,
                        Inc., David J. Brailer, Ronald A. Paulus, Brent Milner, Zeke
                        Investment Partners and William Winkenwerder.

        10.13   California HealthCare Foundation Consulting Agreement, dated
                        October 1, 1999, by the California HealthCare Foundation and
                        the Registrant.

        23.1   Consent of Arthur Andersen LLP relating to the Registrant.

        23.2   Consent of Morgan, Lewis & Bockius LLP (to be included in
                        Exhibit 5.1).

        24.1+   Power of Attorney (included on signature page).

        27.1   Financial Data Schedule.
</Table>
</R>

<R>
+   Filed previously.
</R>

*   We have requested confidential treatment of certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended. The entire agreement has been filed separately with the Securities and Exchange Commission.

</TEXT>
</DOCUMENT>

</TEXT>
</DOCUMENT>

=DOCUMENT 2 HEADER ================= (PD 2-JUN-2000 02:48:27)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
<DOCUMENT>
 <TYPE> S-1/A
 <DESCRIPTION> S-1/A
 <FILENAME> s-1a.pdf
<TEXT>
<PDF>

```
</PDF>
</TEXT>
</DOCUMENT>
```

=END DOCUMENT 2 ==================== (PD 2-JUN-2000 02:48:27)==2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
```
</PDF>
</TEXT>
</DOCUMENT>
```

=DOCUMENT 3 HEADER ================= (PD 2-JUN-2000 02:48:28)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
<DOCUMENT>
 <TYPE> EX-5.1
 <DESCRIPTION> EX-5.1
 <FILENAME> ex-5_1.txt
<TEXT>

<Page>

EXHIBIT 5.1

MORGAN, LEWIS & BOCKIUS LLP

1701 Market Street

Philadelphia, PA 19103

May ___, 2000

CareScience, Inc.
3600 Market Street, 6th Floor
Philadelphia, PA 19104

Re: CareScience, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel for CareScience, Inc., a Pennsylvania corporation (the
"Company"), in connection with the preparation of the registration statement on
Form S-1 (the "Registration Statement") filed with the Securities and Exchange
Commission (the "Commission") pursuant to the Securities Act of 1933, as amended
(the "Act"), relating to the public offering (the "Offering") of up to 5,175,000
shares (the "Shares") of the Company's common stock, no par value (the "Common
Stock"), including 675,000 Shares purchasable by the underwriters upon exercise
of their over-allotment option. All of the 5,175,000 Shares will be newly issued
and sold by the Company (the "Company Shares"). This opinion is being furnished
pursuant to Item 601(b)(5) of Regulation S-K under the Act.

In rendering the opinion set forth below, we have reviewed (a) the Registration
Statement and the exhibits thereto; (b) the Company's Amended and Restated
Articles of Incorporation, as approved by the Board of Directors on March 15,
2000 and the shareholders on March 30, 2000, to be filed with the Commonwealth
of Pennsylvania immediately prior to the closing of the Offering; (c) the
Company's Amended and Restated Bylaws; (d) certain records of the Company's
corporate proceedings as reflected in its minute books; and (e) such statutes,
records and other documents as we have deemed relevant. In our examination, we
have assumed the genuineness of all signatures, the authenticity of all
documents submitted to us as originals, and conformity with the originals of all
documents submitted to us as copies thereof. In addition, we have made such
other examinations of law and fact as we have deemed relevant in order to form a
basis for the opinion hereinafter expressed.

<Page>

Based upon the foregoing, we are of the opinion that the Company Shares, upon
issuance and sale by the Company in the manner and for the consideration
contemplated in the Registration Statement, will be validly issued, fully paid
and nonassessable.

We hereby consent to the use of this opinion as an Exhibit to the Registration
Statement and to all references to this Firm under the caption "Legal Matters"
in the Registration Statement. In giving such consent, we do not thereby admit
that we are acting within the category of persons whose consent is required
under Section 7 of the Act and rules and regulations of the Securities and
Exchange Commission thereunder.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP

```
</TEXT>
</DOCUMENT>
```

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=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
</TEXT>
</DOCUMENT>

=DOCUMENT 4 HEADER ================= (PD 2-JUN-2000 02:48:28)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
<DOCUMENT>
 <TYPE> EX-10.3
 <DESCRIPTION> Ex 10.3
 <FILENAME> ex-10_3.txt
<TEXT>

<Page>

EXHIBIT 10.3

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND SUCH PORTIONS HAVE BEEN
FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A
REQUEST FOR CONFIDENTIAL TREATMENT.

                          UNIVERSITY OF PENNSYLVANIA
Center for Technology Transfer
Suite 300
3700 Market Street
Philadelphia, PA   19104-3147
215-573-4500
FAX: 215-898-9519

Ronald A. Paulus, M.D.
Care Management Science Corporation
3600 Market Street, 6th Floor
Philadelphia, PA   19104
April 28, 1997

     RE: PENN/CMS LICENSE AGREEMENT EFFECTIVE APRIL 1, 1995,
         RESTATED ON OR ABOUT MAY 1, 19997.

Dear Dr. Paulus:

This letter agreement is between the University of Pennsylvania ("Penn") and
Care Management Science ("CMS") for the purposes of clearing up an issue
pertaining to sublicenses as defined in Section 2.1 in the above referenced
License Agreement. For the purposes of this letter, "End-User Sublicense" shall
mean a sublicense granted by CMS which allows the sublicensee to use, but not to
modify or to distribute the software. "Distributor Sublicense" shall mean a
sublicense granted by CMS to a third party which allows that third party to
modify the software, and sublicense it in the form of End-User sublicenses only.

It is agreed between the parties that CMS shall have the right to grant both
End-User Sublicenses and Distributor Sublicenses. It is further agreed that:

1.   any Distributor Sublicense granted by CMS shall be subject to the terms and
     provisions of the License Agreement;

2.   royalties would flow to Penn in the exact same manner as they would if CMS
     were selling directly [*];

3.   any such distribution rights would also be subject to the exact same
     contractual language and other requirements of the License Agreement as if
     CMS were licensing the software directly;

4.   Penn shall receive [*] of any up-front license initiation fees or other
     consideration paid to CMS for sublicense rights; and

5.   any third parties distributing the Licenses Work shall be required to
     report to CMS, and CMS shall report any such Distributor licensee sales to
     Penn in the same manner that CMS reports its own sales to Penn.

Sincerely,

/s/ Louis P. Berneman
Louis P. Berneman
Managing Director, Center for Technology Transfer

AGREED TO AND ACCEPTED:

 /S/ RONALD A. PAULUS
Ronald A. Paulus, M.D.   Date 5/1/97
Care Management Science Corporation

[*] WE ARE SEEKING CONFIDENTIAL TREATMENT OF THESE TERMS, WHICH HAVE BEEN
OMITTED. THE CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE
SECURITIES AND EXCHANGE COMMISSION.

<Page>

RESTATED LICENSE AGREEMENT

by and between

THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA

and

CARE MANAGEMENT SCIENCE CORPORATION

(formerly The Center for Health Choice)

1995

     This LICENSE AGREEMENT is made as of the 1st day of April, 1995 between THE
TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA, a nonprofit corporation organized
and existing under the laws of the Commonwealth of Pennsylvania (the
'University'), and Care Management Science Corporation, both corporations
organized and existing under the laws of the Commonwealth of Pennsylvania
("Licensee").

     The Effective Date is April 1, 1995.

WHEREAS The University owns the Licensed Program and Licensed Technical
Information (each as defined below) and copyrights and other proprietary rights
relating thereto; and

WHEREAS Licensee desires to obtain from the University an exclusive license to
use the Licensed Program and Licensed Technical Information, subject to the
terms, conditions and provisions hereinafter set forth; and

WHEREAS The University and Licensee (formerly called The Center for Health
Choice) have entered into an agreement dated July 1, 1993 relating to subject
matter in some respects to the subject matter of this agreement whereby this
agreement supersedes the July 1, 1993 agreement;

WHEREAS The University and Licensee have entered into an agreement dated April
1, 1995 and signed in March 1995 relating to the same subject matter as the
subject matter of this agreement whereby this agreement restates and supersedes
the July 1, 1993 agreement;

NOW, THERFORE in consideration of the premises and of the promises and mutual
covenants contained herein, and intending to be legally bound hereby, the
parties hereto agree as follows:

                              ARTICLE I
                              DEFINITIONS

     The following terms, as used herein, shall have the following meanings:

     "AFFILIATE" means, when used with references to Licensee, any Person
directly or indirectly controlling, controlled by or under common control with
Licensee. For purposes of this Agreement, 'control' means the direct or indirect
ownership of over 50% of the outstanding voting securities of a Person, or the
right to receive over 50 % of the profits or earnings of a Person, or the right
to control the policy decisions of a Person.

     "BANKRUPTCY EVENT" means the Person in question becomes insolvent, or
voluntary or involuntary proceedings by or against such Person are instituted in
bankruptcy or under any insolvency law, or a receiver or custodian is appointed
for such Person, or proceedings are instituted by or against such Person for
corporate reorganization or the dissolution of any such Person, which
proceeding, if involuntary, shall not have been dismissed within ninety (90)
days after the date of filing, or such Person makes an assignment for the
benefit of creditors, or substantially all of the assets of such Person are
seized or attached and not released within sixty (60) days thereafter.

     "CALENDAR QUARTER"' means each three-month period, or any portion thereof,
beginning on January 1, April 1, July 1 and October 1.

     "CONFIDENTIAL INFORMATION" means and includes (i) the Source Code and
object Code of the Licensed Program and the related Documentation, (ii) the
Licensed Technical Information; (iii) any other information or material in
tangible form that is marked as confidential or proprietary by the furnishing
party at the time it is delivered to the receiving party, and (iv) information
that is furnished orally if the furnishing party identifies such information as
confidential or proprietary when it is disclosed and promptly confirms such
designation in writing after such disclosure.

     "COPYRIGHT" means the copyrights related to the Licensed Work, including
the copyright applications and registration(s), if any, listed on Exhibit A
attached hereto and made part hereof, authorized under Title 17 of the United
States Code or under the laws of any other jurisdiction.

     "CUSTOMER" means any Person who has executed a valid End User Agreement or
any other form of sublicense agreement approved by the University relating to
the license set forth herein.

     "Documentation" means the explanatory and instructive materials in hard
copy, including manuals and other printed or visually-perceptible materials,
that describe the use, function or operation of a computer software program.

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=KWATERS===chksum 323354==
*** CONTINUED **

1

<Page>

"END USER AGREEMENT" means an agreement between Licensee and a Person granting the right to use or benefit from any of the rights granted hereinunder.

"FEES" shall mean, cumulatively, Service Fees and Sublicense Fees. Licensee shall establish; 1) stand-alone Sublicense Fees and 2) Service Fees for use of the Licensed Work. If Licensee charges a customer Service Fees for a package of services, only some of which involves use of the Licensed Program, and no volume or other customer discount is provided, then the portion of Licensee's revenues representing Fees shall not be less than the separate prices or Fees charged by Licensee on a stand-alone basis for services using the Licensed Work. If Licensee charges a customer service Fees on such a package of services and a volume or other discount is provided, then the discount related to use of the Licensed Work shall be no greater than the discount related to other services provided by Licensee. University acknowledges that Licensee may have to negotiate Sublicense Fee discounts from its published fees in the usual course of doing business.

Licensee shall be permitted to deduct qualifying costs directly attributable to the sublicensing of the Licensed Work, which are actually identified on the invoice and borne by Licensee, or the provision of services using the Licensed Work, which are actually identified on the invoice and borne by Licensee or its sublicensee.

Such qualifying costs shall be limited to the following:

(i) Discounts, in amounts customary in the trade, for quantity purchases, prompt payments and for wholesalers and distributors;

(ii) Credits or refunds, not exceeding the original invoice amount, for claims or returns.

(iii) Prepaid transportation insurance amounts;

(iv) Prepaid outbound transportation expenses; and

(v) Sales and use taxes, imposed by a government agency upon Licensee.

"LICENSED PROGRAM" means the software program in source code, object code, or any other form described in the copyright registrations and applications for copyright registration set forth in Exhibit A hereto, together with (i) Modifications thereto, (ii) all Documentation, and (iii) all derivative works based on the foregoing.

"LICENSED TECHNICAL INFORMATION" means the underlying proprietary analytic routines related to the econometric model which was developed for the Corporate Hospital Rating Project, THE CORPORATE HOSPITAL RATING PROJECT: MEASURING HOSPITAL OUTCOMES FROM A BUYER'S PERSPECTIVE USING UB-B2 LIKE DATA. For the purposes of this agreement UB-B2 like data is defined as information about specific patients regarding their admissions to hospitals that includes their diagnoses, Procedures, mute of admission and discharge, and the charges associated with hospital stays. It does not include information about out-patients, resource use, test results, treatment or intentions. Licensed Technical Information also includes the underlying models reflected in A THEORY OF FOCUSED OPERATIONS IN HEALTH CARE; RISK-ADJUSTMENTS AND MEASUREMENT OF AMBULATORY OUTCOMES; and A THEORY OF CONGESTION IN GENERAL HOSPITALS the copyright information for which is listed in Exhibit A hereto.

"LICENSED WORK" means the Licensed Program and Licensed Technical Information, and any portion of Modification thereof, as well as all United States and foreign Copyrights.

"MODIFICATION" of work means any and all changes including improvements, enhancements, corrections, revisions to the work or any portion thereof, and any derivative of or work substantially similar to any of the foregoing, made by the University or the Licensee.

"PERSON" or "PERSONS" means any corporation, partnership, joint venture or natural person. "Sale" as applied to the Licensed Work means a genuine BONA FIDE transaction for which consideration is received or expected for the use, lease, transfer or any other disposition of the Licensed Work. A Sale of the Licensed Work shall be deemed completed at the time Licensee or its sublicensee invoices, ships, or receives payment for such Licensed Work, whichever occurs first

"SERVICE FEES" means gross consideration actually received by Licensee as a fee for Use of the Licensed Work. The University hereby acknowledges that Licensee has in the past and will continue to provide consulting and other product related services to third parties which do not employ the use of the Licensed Work, and University further acknowledges that such revenues are expressly not a

part of Service Fees as defined herein.

2

"Sublicense Fees" means gross consideration actually received by Licensee (i) as a fee for sublicensing the Licensed Work in object code form to any third party or (ii) as royalties under the terms of any such sublicense agreement.

ARTICLE II
GRANT OF LICENSE

2.1 GRANT OF LICENSE. Subject to the terms and conditions contained in this Agreement, the University hereby grants to Licensee for the term of this Agreement a roya4-bearing, worldwide, exclusive license, with a right to sublicense to:

(a) make copies of, to make derivative works of, and to use the Licensed Work,

(b) distribute the Licensed work;

(c) sublicense the Licensed Work to customers of Licensee who have first executed an End User Agreement. Licensee shall use best efforts to include all of the provisions found in the End User Agreement which forms Exhibit B hereto in all sublicense agreements, where such efforts must result in an agreement that is at least substantially similar to the End User Agreement identified in Exhibit B.

2.2 RESERVATION OF RIGHTS. The University reserves the right to make copies of, to make derivative works of and to use the Licensed Work solely for non-commercial research and educational purposes. The University also reserves the right to grant the same restricted rights to other non-profit educational or research institutions which expressly agree in writing not to utilize the Licensed Work in any commercial application, whether for itself or another party.

2.3 NO RIGHTS BY IMPLICATION. No rights or licenses with respect to the Licensee Work are granted or deemed granted hereunder or in connection herewith, other than those rights or licenses expressly granted in this Agreement.

2.4 FEDERAL GOVERNMENT INTEREST. Licensee acknowledges that the United States Government may retain certain rights in inventions funded in whole or in part under any contract, grant or similar agreement with a Federal agency under Public Laws 96-517, 97-256 and 98-620, codified at 35 U.S.C. P. 200-212, and any regulation issued thereunder, as such statute or regulations may be amended from time to time hereafter. The license to the Licensed Work granted under this Article II is expressly subject to all such rights.

ARTICLE III
COMPENSATION

3.1 ROYALTIES.

(a) In consideration for the license granted by this Agreement, Licensee shall pay University royalties as follows on all Sales of the Licensed Work.

(i) [*];

(ii) [*];

(b) In the event the University releases a Modification to the Licensed program developed exclusively by the University, the University shall be entitled to a royalty of [*] of the Sublicense Fee paid by existing Customers for such modification. In the event that such a Modification is jointly developed by the University and Licensee, Licensee shall pay a royalty to the University equal to a prorated percentage of [*] based upon the relative contributions of the two parties, such contributions to be mutually agreed upon.

(c) The University waives the right to receive these royalties through June 30, 1996 (the "Transition Period") if Fees received by Licensee in any such year, during the Transition Period are less than $200,000.

[*] WE ARE SEEKING CONFIDENTIAL TREATMENT OF THESE TERMS, WHICH HAVE BEEN OMITTED. THE CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

<Page>

    3.2 MINIMUM ADVANCE ROYALTIES. Licensee shall Pay to Licensor, as a
non-refundable advance against royalties during the ensuing year, minimum annual
royalties ("Minimum Advance Royalties") for the following periods in the
corresponding amounts:

<Table>
<Caption>

CALENDAR YEAR BEGINNING

<S>   <C>
TRANSITION PERIOD	January 1, 1995
$20,000	January 1, 1996
$30,000	January 1, 1997
$45,000	January 1, 1998
$60,000	January 1, 1999
$75,000	January 1, 2000 and for each calendar year thereafter
</Table>

Licensee shall pay these Minimum Advance Royalties in four (4) evenly
distributed installments on the first day of each calendar quarter (January 1,
April 1, July 1 and October 1) of each year.

    3.3 MINIMUM EARNED FEES. To retain the exclusivity of the license granted
hereunder, Licensee must earn Fees in the following amounts during each calendar
year listed below:

<Table>
<Caption>

CALENDAR YEAR BEGINNING

<S>   <C>
$ 80,000	January 1, 1995
$150,000	January 1, 1996
$275,000	Each calendar year thereafter
</Table>

    3.4 EXCLUSIVE; NON-EXCLUSIVE LICENSE. If Licensee fails to pay the Minimum
Advance Royalties as set forth in Section 3.2 above for any calendar year, the
University will have the right in its sole discretion, to convert the license
granted hereunder from an exclusive to a non-exclusive license. Should the
University convert the license to a non-exclusive license, Licensee shall be
required to pay a Minimum Advance Royalty of twenty thousand dollars
($20,000.00) to be paid in the same four (4) installments as for an exclusive
license, for each calendar year thereafter to maintain the non-exclusive
license. If Licensee fails to pay the Minimum Advance Royalty of $20,000 for a
non-exclusive license, the University will have the right in its sole
discretion, to terminate the non-exclusive license. In the event that the
University grants any third party a nonexclusive license to the Licensed Work
with Minimum Advance Royalties or equivalent royalties of less than $20,000 per
calendar year, Licensee's yearly fee shall be reduced to the lower rate.

    3.5 SALES TO FEDERAL GOVERNMENT. To the extent required by any existing
Federal Government Interest, a sublicense to the United States Government shall
not be subject to any Royalty.

    3.6 PAYMENTS. Royalties payable under Section 3.1 hereof shall be paid
within forty five (45) days following the last day of the Calendar quarter in
which the royalties accrue. The final payment shall be made within thirty (30)
days after termination of this Agreement. Royalties shall be deemed paid as of
the day on which they are received at the account designated pursuant to Section
3.8. Royalties that are not paid when due shall be subject to interest in
accordance with Section 3.8 hereof.

    3.7 REPORTS. Licensee shall deliver to the University within forty-five
(45) days after the end of each Calendar Quarter a report, certified by the
chief financial officer of Licensee, setting forth in reasonable detail the
calculation of the earned royalties and Minimum Advance Royalties available for
credit payable to the University for such Calendar Quarter.

    3.8 CURRENCY, PLACE OF PAYMENT, INTEREST.

        (a) CURRENCY; PLACE OF PAYMENT. All dollar amounts referred to in
            this Agreement are expressed in United States dollars. All
            payments of Royalties and other amounts to the University under
            this Agreement shall be made in United States dollars (or other

                legal currency of the United States) by check payable to "The
                Trustees of the University of Pennsylvania".

                                          4

<Page>

    (b) INTEREST. Amounts that are not paid when due shall accrue
       interest from the due date until paid, at a rate equal to the
       prime rate plus two percent (2%) with a maximum cap of eighteen
       percent (18%). The University may treat unpaid payments as a
       breach of this Agreement notwithstanding the payment of interest.

3.9 RECORDS. Licensee will maintain complete and accurate books and records
which enable the royalties payable hereunder to be verified. The records for
each calendar quarter shall be maintained for five years after the submission of
each report under Section 3.7 hereof. Upon reasonable prior notice to Licensee,
the University and its accountant shall have access to the relevant books and
records of Licensee necessary to conduct a review or audit thereof. Such limited
access shall be available not more than twice each calendar year, during normal
business hours, and for three years after the expiration or termination of this
Agreement. If the University determines that Licensee has underpaid royalties by
ten percent (10%) or more, Licensee will immediately pay to the University such
amount plus interest as set forth in Section 3.8 above in addition to the
documented costs and expenses of the university's accountant in connection with
its review or audit. If an overpayment is determined to exist, the University
shall refund any monies overpaid by Licensee back to Licensee.

ARTICLE IV
USE OF LICENSED PROGRAM

4.1 MAINTENANCE. Licensee acknowledges and agrees that the University shall
be under no obligation to Licensee to install, maintain, support, modify or
enhance the Licensed Program, all such obligations being the responsibility of
Licensee.

4.2 Copy Limitations. Licensee shall be entitled to receive from the
University one copy of the Licensed Program and related Documentation, and the
Licensed Technical information. Licensee shall keep a record of the location of
each and every copy of the licensed Program that it makes and shall maintain
such copies in locations consistent with Licensee's confidentiality obligations
as set forth in Article V hereof. Licensee shall reproduce without alteration
any disclaimers, legends and proprietary rights notices on all copies of the
Licensed Program and related Documentation and the Licensed Technical
Information.

4.3 MODIFICATION OF LICENSED WORK.

    (a) Licensee shall have the right to make Modifications of the
    Licensed Work, including derivatives as contemplated by the copyright
    laws, provided that such Modifications, and all copyrights and
    trademarks relating thereto, shall remain the property of the
    University from the moment of their creation, subject to the
    1-icensee's license rights hereunder. Licensee shall provide one copy
    of any Modification of the Licensed Work to the University promptly
    upon request. License shall obtain from each and every individual or
    entity who makes a Modification of the licensed Work an assignment of
    all rights to the University, including but not limited to copyright,
    whether or not such contribution may be a "work made for hire." Prior
    to the commencement of work by such individuals or entities, licensee
    shall have each individual or entity sign a document in reasonable
    form acknowledging that all rights in their respective contributions
    will be assigned to the University whether or not such contributions
    are works made for hire.

    (b) The University may from time to time release Modifications
    developed by the University, subject to the Licensee's license rights
    hereunder. The University will provide one copy of such Modifications
    to Licensee . The incorporation into the Licensed Work of any
    Modification developed by the University shall be reflected in the
    royalty schedule for the Licensed Work after good faith negotiations
    by the parties. Notwithstanding, Licensee acknowledges and agrees that
    the University shall have no obligation to make Modifications of the
    Licensed Work.

ARTICLE V
CONFIDENTIALITY

5.1 CONFIDENTIALITY.

    (a) NONDISCLOSURE. Licensee shall maintain in confidence and shall
    not disclose to any third Party (except an authorized sublicensee) the
    Confidential Information received pursuant to this, without the prior
    written consent of the University. The foregoing obligation shall not
    apply to:

(i) information that is known to Licensee or independently
developed by Licensee prior to the time of disclosure, in each
mw, to the extent evidenced by written records promptly disclosed
to the University upon receipt of the Confidential Information.
This exception shall not apply to information learned by Licensee
from any employee who was previously engaged by, or a student of,
the University, with responsibility for the development or use of
the Licensed Work;

(ii) information disclosed to Licensee by a third party that has
a right to make such disclosure;

5

<Page>

          (iii) information that becomes patented, published or otherwise part of the public domain as a result of acts by the University or by a third person who has the right to make such disclosure; or

          (iv) information that is required to be disclosed by order of any governmental authority or a court of competent jurisdiction; provided that Licensee shall notify the University if it believes such disclosure is required and shall use its best efforts to obtain confidential treatment of such information by the agency or court.

       (b) USE OF CONFIDENTIAL INFORMATION. Licensee shall ensure that all of its employees having access to the Confidential Information of the University are obligated in writing to abide by Licensee's obligations hereunder. Licensee shall use the Confidential Information only for the purposes contemplated under this Agreement.

       (c) NO OBLIGATION BY UNIVERSITY. The University shall not be obligated to accept any Confidential Information of the Licensee. If licensee desires to furnish any of Licensee's Confidential Information to any University personnel, Licensee may request such individual to sign a confidentiality agreement with Licensee in form and substance satisfactory to the University, as attached hereto in Exhibit C. The University bears no institutional responsibility for maintaining the confidentiality of any Confidential Information of Licensee.

       (d) COPYRIGHT NOTICE. The placement of a copyright notice by the University on the Licensed Work, or any portion thereof, shall not be construed to mean that the program or information has been published. Such placement will not release licensee from its obligations of confidentiality hereunder.

      5.2 PUBLICATION.

       (a) UNIVERSITY RIGHT TO PUBLISH. Licensee acknowledges that the basic objective of the research and development activities of the University is the generation of new knowledge and its expeditious dissemination. To further that objective, the University retains the right, at its discretion, to demonstrate, publish or publicize the Licensed Technical Information and a description of the Licensed Program and any results of research conducted by the University with the Licensed Work subject to the provisions of clauses (b) and (c) below.

       (b) NOTIFICATION. Should the University desire to disclose publicly, in writing or by oral presentation, Confidential Information related to the Licensed Work for which an appropriate form of intellectual property protection has not been filed, the University shall notify Licensee in writing of its intention at least thirty (30) days before such disclosure. The University shall include with such notice a description of the oral presentation or, in the case of a manuscript or other proposed written disclosure, a current draft of such written disclosure. Licensee may request the University, no later than 30 (30) days following the receipt of the University's notice, to file an appropriate form of intellectual property protection related to the information to be disclosed. All such filings shall be subject to the provisions of Section 8.1 Of this Agreement. Upon receipt of such request, the University shall arrange for a short delay in publication, not to exceed sixty (60) days, to permit filing of an appropriate form of intellectual protection by the University, or if the University declines to file such application, to permit licensee to make such a filing.

       (c) MODIFICATION. If the University desires to demonstrate, publish or publicize Confidential Information related to the Licensed Work that is not protectable under intellectual property law in the United States, and Licensee objects to such proposed disclosure within the time period specified in clause (b) above, the parties will negotiate in good faith toe whether the proposed disclosure can be modified or withheld, consistent with the objectives of each party. In no event shall the University be prohibited from proceeding with any such publication.

    5.3 USE OF NAME.

       (a) Licensee shall not directly or indirectly use the University's name, or the name of any trustee, officer or employee thereof, without the University's written consent. University hereby approves the use of the following wording as applied to the University, its related Wharton School, its School of Medicine, or the John A. Hartford Foundation, as appropriate:

          (i) [based on work or research performed at or by]

              (ii) [derived from work or research performed at or by]

              (iii) [faculty members of]

              (iv) [funded by]

              (v) [licensed from]

6

<Page>

            (vi) [developed at]

       (b) The University and LICENSEE are independent entities and
contractors and neither is an agent of the other. Neither LICENSEE nor the
University shall take any action which would suggest to a reasonable person that
an agency relationship exists between them.

     5.4 INJUNCTIVE RELIEF. Because damages at law will be an inadequate remedy
for breach of any of the covenants, promises and agreements contained in this
Article V hereof, the University shall be entitled to injunctive relief in any
state or federal court located within the City of Philadelphia, Pennsylvania,
including specific performance or an order enjoining the breaching party from
any threatened or actual breach of such covenants, promises or agreements.
Licensee hereby waives any objection it may have to the personal jurisdiction or
venue of any such court with respect to any such action. The rights set forth in
this Section 5.4 shall be in addition to any other rights which the University
may have at law or in equity.

ARTICLE VI
WARRANTIES AND REPRESENTATIONS

     6.1 REPRESENTATIONS AND WARRANTIES OF THE UNIVERSITY. The University
represents and warrants to Licensee that this Agreement, when executed and
delivered by the University, will be the legal, valid and binding obligation of
the University, enforceable against the University in accordance with its terms.
The University also represents to Licensee that the University has not received
any written notice that the Licensed Work infringes the proprietary rights of
any third party. These representations are to the knowledge of the University,
based upon conversations with certain University officials. The University has
made no independent investigation of the matters which are subject to these
representations.

     6.2 REPRESENTATION AND WARRANTIES OF LICENSEE. Licensee represents and
warrants to the University as follows:

       (a) is a good corporation duly organized, validly existing and in
good standing under the laws of Pennsylvania, and has all requisite corporate
power and authority to execute, deliver and perform this Agreement;

       (b) This Agreement, when executed and delivered by Licensee, will be
the legal, valid and binding obligation of Licensee, enforceable against
Licensee in accordance with its terms; and

       (c) The execution, delivery and performance of this Agreement by
licensee does not conflict with, or constitute a breach or default under, (i)
the charter documents of Licensee, (ii) any law, order, judgment or governmental
rule or regulation applicable to Licensee, or (iii) any provision of any
agreement, contract, commitment or instrument to which Licensee is a party; and
the execution, delivery and performance of this Agreement by Licensee does not
require the consent, approval or authorization of, or notice or declaration to
or filing or registration with, any governmental or regulatory authority.

ARTICLE VII
LIMITATION ON LIABILITY AND INDEMNIFICATION
`
7.1 NO WARRANTIES; LIMITATION ON LIABILITY. EXCEPR AS EXPLICITLY SET FORTH IN
SECTION 6.1 HEREOF, THE LICENSED PROGRAM AND LICENSED TECHNICAL INFORMATION IS
PROVIDED ON AN "AS IS" BASIS AND THE UNIVERSITY MAKES NO REPRESENTATIONS OR
WARRANTEES, EXPRESS OR IMPLIED, WITH RESPECT TO THE LICENSED PROGRAM AND
LICENSED TECHNICAL INFORMANON. BY WAY OF EXAMPLE BUT NOT OF LIMITATION, THE
UNIVERSITY MAKES NO REPRESENTATIONS OR WARRANTEES (i) OF COMMERCIAL UTILITY,
(ii) OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR (iii) THAT THE
USE OF THE LICENSED PROGRAM AND LICENSED TECHNICAL INFORMATION WILL NOT INFRINGE
ANY PATENT, COPYRIGHT OR TRADEMARK OR OTHER PROPRIETARY OR PROPERTY RIGHTS OF
OTHERS. EXCEPT AS EXPRESSLY PROVIDED HEREIN, THE UNIVERSITY

7

DISCLAIMS ANY WARRANTY THAT THE LICENSED PROGRAM AND LICENSED TECHNICAL
INFORMATION IS FREE FROM THE RIGHTFUL CLAIMS OF ANY THIRD PARTY. THE UNIVERSITY
SHALL NOT BE LIABLE TO LICENSEE, LICENSEE"S SUCCESSORS OR ASSIGNS, OR ANY OTHER
THIRD PARTY WITH RESPECT TO ANY CLAIM ON ACCOUNT OF, OR ARISING FROM THE USE OF
INFORMANON IN CONNECTION WITH THE LICENSED PROGRAM AND LICENSED TECHNICAL
INFORMATION SUPPLIED HEREUNDER OR THE USE OR LICENSE OF THE LICENSED PROGRAM AND
LICENSED TECHNICAL INFORMATION OR ANY OTHER MATERIAL OR ITEM DERIVED THEREFROM.
THE UNIVERSITY SHALL NOT BE LIABLE TO LICENSEE, OR ANY OTHER PERSON FOR ANY LOSS
OF PROFITS, LOSS OF BUSINESS OR INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT,
SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND INCURRED BY LICENSEE OR ANY OTHER
PERSON WHETHER UNDER THIS AGREEMENT OR OTHERWISE, EVEN IF THE UNIVERSITY HAS
BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS.

7.2 LICENSEE INDEMNIFICATION. Licensee will indemnify and hold harmless the
University, its, officers, agents and employees (collectively, the "Indemnified
Parties"), from and against any and all liability, loss, damage, action, claim
or expense suffered or incurred by the Indemnified Parties (including reasonable
attorney's fees) (individually, a "Liability" and collectively, the
"Liabilities") which results from or arises out of (a) the use of the Licensed
Work by Licensee, its Affiliates, assignees, vendors or other third parties; (b)
breach by Licensee of any covenant or agreement contained in this Agreement; and
(c) the successful enforcement by an indemnified Party of its right under this
Section 7.2. The indemnification obligation under clause (a) shall be mitigated
by the sole negligence of the Indemnified Party. Without limiting the foregoing,
Licensee will indemnify and hold harmless the Indemnified Parties from and
against any Liabilities resulting from:

        (a) Any claim of any kind related to the use by a third party of the
Licensed Work by Licensee, its Affiliates, assignees, or other third parties;
and

        (b) claim by a third party that the Licensed work infringes or
violates any patent, copyright, trademark or other intellectual property rights
of such third party.

7.3 PROCEDURES. The Indemnified Party shall promptly notify Licensee of any
claim or action giving rise to a Liability that is subject to the provisions of
Section 7.2. Licensee shall have the right to defend any such claim or action,
at its cost and expense. Licensee shall not settle or compromise any such claim
or action in a manner that imposes any restrictions or obligations on the
University or grants any rights to the licensed Work, without the University's
written consent, which consent shall not be unreasonably withheld. If Licensee
fails or declines to assume the defense of any such claim or action within
thirty (30) days after notice thereof, the University may assume the defense of
such claim or action for the account and at the risk of Licensee, and any
Liability related thereto shall be conclusively deemed a liability of Licensee.
Licensee shall pay promptly to the Indemnified Party any Liabilities to which
the foregoing indemnify relates, as incurred. The indemnification rights of the
University or other indemnified Party contained herein are in addition to all
other rights which such indemnified Party may have at law or in equity or
otherwise.

7.4 LIABILITY INSURANCE. During the Term of this Agreement, Licensee shall
maintain general liability and product liability, insurance in amounts not less
than $1,000,000 per incident and $1,000,000 in the aggregate, issued by an
insurance company rated AA or better and naming the University as an additional
insured. The minimum insurance amounts specified herein shall not be deemed a
limitation on Licensee's indemnification liability under this Agreement.
Licensee shall provide the University with copies of the endorsements to such
policies, upon request of the University. Licensee shall notify the University
at least thirty (30) days prior to cancellation of any such coverage.

                          ARTICLE VIII
                  PROPRIERARY RIGHTS AND INFRINGEMENT

8.1 PROPRIETARY RIGHTS PROTECTION.

        (a) UNIVERSITY CONTROL. The University shall be responsible for and
shall control the preparation, prosecution and maintenance of all copyrights and
patent rights pertaining to the Licensed Work. Licensee shall reimburse the
University for all documented expenses (including legal fees, filing and
maintenance fees or other governmental charges) incurred in connection with the
filing, prosecution and maintenance of any such rights. Such reimbursement shall
be due at the same date as advance Minimum Royalties are due, as

                                8

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set forth in Section 3.2.

      (b) LICENSEE OBLIGATIONS. Licensee and the University shall mutually
determine the countries where copyrights and patents pertaining to the Licensed
Work will be prosecuted and maintained. If Licensee declines to pay for such
prosecution and maintenance costs in any jurisdiction, the University may do so
at its cost and expense but such rights shall be excluded from the definition of
Licensed Work.

      (c) LICENSEE PROSECUTION. If the University elects not file,
prosecute or maintain any copyright to the Licensed Work, it shall notify
Licensee at least sixty (60) days prior to taking, or not taking, any action
which would result in abandonment, withdrawal, or lapse of such right. Licensee
shall then have the right to file, prosecute or maintain the right at its own
expense.

      (d) COOPERATION. Each party shall cooperate with the other party to
execute all lawful papers and instruments and to make all rightful oaths and
declarations as may be necessary in the preparation and prosecution of all
rights referred to in this Section 8. 1.

   8.2 OWNERSHIP. Licensee acknowledges that all right, title and interest in
and to the Licensed Work and any copyrights, patents, trademarks and other
protection related thereto is and shall remain in the University, regardless of
which party prepares prosecutes or maintains the foregoing, subject to the
express license granted to Licensee under Article II hereof.

   8.3 INFRINGEMENT BY THIRD PARTY.

      (a) LICENSEE'S OBLIGATIONS. Each party will promptly notify the other
party of any infringement or possible infringement of rights relating to the
Licensed Work. Licensee shall have the right, but not the obligation, to
prosecute such infringement at its

9

own expense. In such event, the University shall cooperate with Licensee, at
Licensee's expense. Licensee shall not settle or compromise any such suit in a
manner that imposes any obligations or restrictions on the University or grants
any rights to the Licensed Work, without the University's written consent.

       (b) UNIVERSITY'S RIGHTS. If Licensee fails to prosecute such
infringement within ninety (90) days after receiving notice thereof, the
University shall have the right, but not the obligation, to prosecute such
infringement at its own expense. In such event, Licensee shall cooperate with
the University, at the University's expense.

       (c) RECOVERY DISTRIBUTION. Any recovery obtained by the prosecuting
party as a result of such proceeding, by settlement or otherwise, shall be
applied first to the prosecuting party, in an amount equal to its costs and
expenses of the litigation, with the remainder to be paid to the Licensee,
subject to the earned royalties due to the University under Article 3 hereof.

ARTICLE IX
TERM AND TERMIANTION

   9.1 TERM. This Agreement and the licenses granted herein shall commence on
the Effective Date and shall continue, subject to earlier termination under
Sections 9.2 or 9.3 hereof, for a period of thirty (30) years thereafter.

   9.2 TERMINATION BY THE UNIVERSITY.

       (a) EVENTS OF DEFAULT. Upon the occurrence of any of the events set
forth below ("Events of Default"), the University shall have the right to
terminate this Agreement by giving written notice of termination, such
termination being effective with the giving of such notice:

               (i) Nonpayment of any amount payable to the University that is
               continuing then (10) calendar days after the University gives
               Licensee written notice of such nonpayment;

               (ii) breach by Licensee of any covenant (other than a payment
               breach referred to in clause (i) above) or any representation or
               warranty contained in this Agreement that is continuing sixty
               (60) calendar days after the University gives licensee written
               notice of such breach; provided that if Licensee, using its best
               efforts, cannot cure such breach within the flat sixty (60) days,
               the cure period shall be extended by an additional sixty (60)
               calendar days, the total cure period not to exceed one hundred
               twenty (120) days.

               (iii) Licensee fails to comply with the terms of the license
               granted under Article II hereof and such noncompliance is
               continuing thirty (30) calendar days after the University gives
               Licensee notice of such noncompliance;

               (iv) Licensee becomes subject to a Bankruptcy Event;

10

<Page>

           (v) the dissolution or cessation of operations by Licensee;

           (vi) Licensee has failed to receive any fees for use or
sublicensing of the Licensed Program by June 30, 1995.

     (b) NO WAIVER. No exercise by the University of any right of
termination shall constitute a waiver of any right of the University for
recovery of any monies then due to it hereunder or any other right or remedy the
University may have at law or under this Agreement.

     (c) Sublicenses. Any sublicense(s) in effect at the time of such
termination by University will be assigned to the University and will remain in
fun force and effect so long as (1) CMS is in full compliance with the term and
conditions of any such sublicense(s), and (2) such sublicense(s) are consistent
with the terms of this AGREEMENT, and (3) the University has no obligation to
provide any support, maintenance or other service to sublicensee. The assignment
will occur automatically upon the request of Licensee, notwithstanding the
provision of 9.5 "Sublicenses".

    9.3 TERMINATION BY LICENSEE. Licensee shall have the right to terminate
this Agreement, at any time and with or without cause, upon (90) days written
notice to the University.

    9.4 RIGHTS AND DUTIES UPON TERMINATION. Within thirty (30) days after
termination of this Agreement, each party shall return to the other party any
Confidential Information of the other Party. Licensee also shall return all
copies of the Licensed Program in its possession that are embodied in physical
form to the University promptly upon the termination of this Agreement.

    9.5 SUBLICENSES. Any sublicenses granted by Licensee under this Agreement
may survive termination of this Agreement in accordance with the terms of such
sublicense if so requested by the University, in which event the sublicense
shall be assigned to the University.

    9.6 PROVISIONS SURVIVING TERMINATION. Licensee's obligation to pay
Royalties accrued but unpaid prior to termination of this Agreement shall
survive such termination. In addition, Sections 3.8, 3.9, 4.1, 8.2 and this 9.6
and Articles V, VI and VII and any other provisions required to interpret the
rights and obligations of the parties arising prior to the termination date
shall survive expiration or termination of this Agreement.

ARTICLE X
ADDITIONAL PROVISIONS

    10.1 ASSIGNMENT. This Agreement and the rights and duties appertaining
thereto may not be assigned by the Licensee, directly or indirectly except to an
Affiliate of Licensee wherein Licensee guarantees performance of assignee or in
the case of merger, acquisition or operation of law, without first obtaining the
written consent of the University. Any such purported assignment, without the
written consent of the University, shall be null and of no effect. No assignment
shall relieve Licensee of responsibility for the performance of any obligations
which have accrued prior to such assignment.

    10.2 NO WAIVER. A waiver by either party of a breach or violation of any
provision of this Agreement must be in writing in order to be effective. No
waiver will constitute or be construed as a waiver of any subsequent breach or
violation of that provision or as a waiver of any breach or violation of any
other provision of this Agreement.

    10.3 INDEPENDENT CONTRACTOR. Nothing herein shall be deemed to establish a
relationship of principal and agent between the University and Licensee, nor any
of their agents or employees for any purpose whatsoever. This Agreement shall
not be construed as constituting the University and Licensee as partners, or as
creating any other form of legal association or arrangement which could impose
liability upon one party for the act or failure to act of the other party.

11

    10.4 NOTICES. Any notice under this Agreement shall be sufficiently given if sent in writing by prepaid, first class, certified or registered mail, return receipt requested, addressed as follows:

        (a) if to the University, to:

            Center for Technology Transfer
            University of Pennsylvania

            Suite 300
            3700 Market Street
            Philadelphia, PA 19104
            Attn: Director

            cc: office of the General Counsel

            University of Pennsylvania
            College Hall, Suite 210
            Philadelphia, PA 19104

        (b) if to Licensee, to:

            Care Management Science Corp.
            3600 Market St., 6th Floor
            Philadelphia, PA 19104

            cc: David J. Brailer, M.D., Ph.D.
            2323 Naudain Street
            Philadelphia, PA 19146

or to such other addresses as may be designated from time to time by notice given in accordance with the terms of this Section.

    10.5 ENTIRE AGREEMENT. This Agreement embodies the entire understanding between the parties relating to the subject matter hereof and supersedes all prior understandings and agreements, whether written or oral. This Agreement may not be varied except by a written document signed by duly authorized representatives of both parties.

    10.6 SEVERABILITY. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof or affecting the validity or unenforceability of any of the terms of this Agreement in any other jurisdiction.

    10.7 HEADINGS. Any headings and captions used in this Agreement are for convenience of reference only and shall not affect its construction or interpretation.

    10.8 NO THIRD PARTY BENEFITS. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their permitted assigns, any benefits, rights or remedies.

    10.9 GOVERNING LAW. This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to conflict of law provisions.

    10.10 COUNTERPARTS. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of each of the parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against the party whose signature appears thereon, but all of which together shall constitute but one and the same instrument

<Page>

INTENDING TO BE BOUND, the parties hereto execute this Agreement through their
authorized representatives.

For THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA:
<Table>
<Caption>

        4/30/97   /s/ Louis P. Berman
 ------------------   -------------------------------
       Date   Authorized Representative

For Care Management Science Corporation:

<S>   <C>
APRIL 28, 1997   /s/ David Brailer
--------------   -------------------------------
                                      Dr. David Brailer, President

</Table>

                                   13

EXHIBIT A

COPYRIGHTS

United States Copyright Registration Number TXU 530 576

Applications for copyright registration filed February 21, 1995 entitled:

1   Congestion in General Hospitals

2.   Focused Operations

3.   Clinical Pathway

4.   Ambulatory Outcomes

<Page>

EXHIBIT B

END USER AGREEMENT

1

<Page>

CENTER FOR HEALTH CHOICE SOFTWARE LICENSE

PLEASE READ THIS DOCUMENT CAREFULLY BEFORE USING HEALTH CHOICE. THIS IS A LEGAL
AGREEMENT BETWEEN SUB-LICENSEE ("YOU"), THE END USER, AND THE CENTER FOR HEALTH
CHOICE ("CHC").

1. GRANT OF LICENSE. The application, demonstration and system software ("HEALTH
CHOICE") and related documentation are licensed to you by CHC. You own the tape
on which HEALTH CHOICE is recorded but The Trustees of the University of
Pennsylvania ("PENN") retains title to HEALTH CHOICE. This License allows you to
use HEALTH CHOICE on a single computer and to make one copy of HEALTH CHOICE in
a machine-readable form for backup purposes only. You must reproduce on such
copy the Penn copyright notice and any other proprietary legends that were on
the original copy of HEALTH CHOICE. This License is not transferable. The terms
of this License extends to the backup copy.

2. COPYRIGHT AND TRADEMARK. The software is owned by Penn, and is protected by
United States copyright laws and international treaty provisions. Therefore, you
must treat HEALTH CHOICE like any other copyrighted material (such as a book or
musical recording) except that you may either: (a) make one copy of HEALTH
CHOICE solely for backup or archival purposes, or (b) transfer the software to a
single hard disk, provided that you keep the original solely for backup or
archival purposes. You may not copy the written material accompanying HEALTH
CHOICE. You acknowledge the existence of a valid copyright in HEALTH CHOICE and
that both HEALTH CHOICE and copyright are the sole and exclusive property of
Penn. By accepting this license, you do not become the owner of either HEALTH
CHOICE or the copyright.

3. OTHER RESTRICTIONS. You may not transfer, sell, rent or lease either HEALTH
CHOICE, the backup copy of HEALTH CHOICE or the related documentation to another
party. You may not reverse engineer, decompile, or disassemble HEALTH CHOICE.
You may not in any manner re-create or assist another in re-creating the source
code for HEALTH CHOICE. You may not make any revisions to or enhancements of
HEALTH CHOICE. "Revisions" as made in this license includes all corrections or
modifications that add no substantial feature or function to HEALTH CHOICE.
"Enhancements" includes all upgrades or improvements that add a feature or
function to HEALTH CHOICE.

4. EXPORT LAW ASSURANCES. HEALTH CHOICE and documentation are provided with
restricted rights. Use, duplication, or disclosure by the Government is subject
to restrictions as set forth in subparagraph (c)(1)(ii) of The Rights in
Technical Data and Computer Software clause at DFARS 252.227-7013, or
subparagraphs (c)(1) and (2) of the Commercial Computer Software-Restricted
Rights at 48 CFR 52.227-19, as applicable. Contractor/manufacturer is The Center
for Health Choices; 3508 Market Street, Suite 253, Philadelphia, PA 19104.

5. TERMINATION. This license is effective until terminated. You may terminate
this License at any time by destroying HEALTH CHOICE and all copies thereof.
This License will terminate immediately without notice from CHC or Penn if you
fail to comply with any provision of this License. Upon termination, you must
destroy HEALTH CHOICE and all copies thereof.

6. LIMITED WARRANTY ON MEDIA. CHC warrants the tape on which Health Choice is
recorded to be free from defects in materials and workmanship under normal use
for a period of ninety (90) days from the date of purchase as evidenced by a
copy of the receipt. CHC's entire liability and your exclusive remedy will be
replacement of the disk not meeting CHC's limited warranty, if returned to CHC
or an CHC authorized representative with a copy of the receipt. CHC will have no
responsibility to replace a tape damaged by accident, abuse or misapplication.
ANY IMPLIED WARRANTIES ON THE TAPE, INCLUDING THE IMPLIED WARRANTIES OF
MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE LIMITED IN DURATION TO
NINETY (90) DAYS FROM THE DATE OF DELIVERY.

7. DISCLAIMER OF WARRANTY ON SOFTWARE. You expressly acknowledge and agree that
use of HEALTH CHOICE is at your sole risk. HEALTH CHOICE and related
documentation are provided "AS IS" and without warranty of any kind and CHC
EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT
LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A
PARTICULAR PURPOSE. CHC DOES NOT WARRANT THAT THE FUNCTIONS CONTAINED IN HEALTH
CHOICE WILL MEET YOUR REQUIREMENTS, OR THAT THE OPERATION OF HEALTH CHOICE WILL
BE UNINTERRUPTED OR ERROR-FREE, OR THAT DEFECTS IN HEALTH CHOICE WILL BE
CORRECTED. FURTHERMORE, CHC DOES NOT

1

<Page>

WARRANT OR MAKE ANY REPRESENTATIONS REGARDING THE USE OR THE RESULTS OF THE USE
OF HEALTH CHOICE OR RELATED DOCUMENTATION [OR THAT HEALTH CHOICE WILL NOT
INFRINGE ANY PATENT, COPYRIGHT OR TRADEMARK OR OTHER PROPRIETARY RIGHTS OF
OTHERS]. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN BY CHC OR A CHC
AUTHORIZED REPRESENTATIVE SHALL CREATE A WARRANTY OR IN ANY WAY INCREASE THE
SCOPE OF THIS WARRANTY; SHOULD HEALTH CHOICE PROVE DEFECTIVE, YOU (AND NOT CHC
OR A CHC AUTHORIZED REPRESENTATIVE) ASSUME THE ENTIRE COST OF ALL NECESSARY
SERVICING, REPAIR OR CORRECTION.

8. LIMITATION OF LIABILITY. UNDER NO CIRCUMSTANCES, INCLUDING NEGLIGENCE, SHALL
CHC BE LIABLE FOR ANY INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES THAT RESULT
FROM THE USE OR INABILITY TO USE HEALTH CHOICE OR RELATED DOCUMENTATION, EVEN IF
CHC OR A CHC AUTHORIZED REPRESENTATIVE HAS BEEN ADVISED OF THE POSSIBILITY OF
SUCH DAMAGES. In no event shall CHC's total liability to you for all damages,
losses, and causes of action (whether in contract, tort including negligence or
otherwise) exceed the amount paid by you for HEALTH CHOICE.

9. [IDEMNIFICATION. You agree to indemnify and hold harmless CHC, PENN, their
respective trustees, directors, officers, employees and agents (collectively
"Indemnified Parties") from and again any and all liability, loss, damage,
action, claim or expense suffered or incurred by the Indemnified Parties,
including reasonable attorney's fees (individually a "Liability" and
collectively "Liabilities") which result from or arise out of any use of HEALTH
CHOICE by you, your officers, employees, agents or other third parties, or your
breach of any covenant contained in this agreement.]

10. CONTROLLING LAW AND SEVERABILITY. This License shall be governed by and
construed in accordance with the laws of the State of Pennsylvania. If for any
reason a court of competent jurisdiction finds any provision of this License, or
portion thereof, to be unenforceable, that provision of the License shall be
enforced to the maximum extent permissible so as to effect the intent of the
parties, and the remainder of this License shall continue in full force and
effect.

11. COMPLETE AGREEMENT. This License constitutes the entire agreement between
the parties with respect to the use of HEALTH CHOICE and related documentation,
and supersedes all prior or contemporaneous understandings or agreements,
written or oral, regarding such subject matter.

<Table>
<Caption>

<S>   <C>
For Licensee: For CHC:

---------------------------   ----------------------------------
NAME   NAME

---------------------------   ----------------------------------
TITLE   TITLE

---------------------------   ----------------------------------
DATE   DATE

---------------------------   ----------------------------------
COMPUTER PROCESSING UNIT   TAPE SERIAL NUMBER
SERIAL NUMBER
</Table>

Licensee shall use best efforts to include bracketed provisions in all
sublicense agreements.

Please note that HEALTH CHOICE is only a designated name of the software.

2

<Page>

EXHIBIT C
CONFIDENTIALITY AGREEMENT

EXHIBIT C
CONFIDENTIALITY AGREEMENT

The Center for Health Choice ("CHC"), a Pennsylvania Corporation, located at 3508 Market Street, Suite 253, Philadelphia, PA 19104

AND

From time to time, before and after the date hereof, each party may, at the other's request, disclose to the other certain of its proprietary and/or confidential information including, but not limited to: company know-how, techniques and methodology(ies), statistical information, sample reports, software code and/or algorithms, or, among other things, notes, drawings, etc. related to the other's business practices or relationship with The University of Pennsylvania and its Schools or the parties work together. In addition, either party may make certain of its personnel, consultants, affiliates and/or agents accessible to the other. The above items and all data related thereto are collectively referred to, for convenience, as the "Information".

All such Information when submitted by either party shall clearly reflect that it is confidential and the other hereby acknowledges receipt of same under those conditions.

With respect to any and all the foregoing Information, at any time provided by either party to the other, anything obtained therefrom, or from any discussions between the parties or with any of their employees, affiliates, consultants, representatives or agents, the undersigned and each of their respective personnel, directors, attorneys and consultants (collectively hereafter referred to for convenience as "Parties") agree as follows:

(1) Parties will not disclose to anyone or any entity, at any time or under any circumstances and for any purpose whatsoever any of the Information. Such Information will be used only for its internal purposes in connection with its relationship with the other.

(2) Parties will not copy (except for purely internal use as permitted hereby) or disseminate any of the Information and will destroy or return anything furnished by the other (including copies it has made) at the completion of its review and furnish the other with a certificate of compliance upon the other's request.

(3) Parties will make no use of any of the Information independently for its own purposes.

(4) Information supplied by the Parties hereunder shall be used solely for the purposes of the relationship between the Parties.

Notwithstanding the foregoing, the above shall not apply if, and only if, one or more of the following are in effect:

(a) the Information is clearly in the public domain at the time of disclosure;

(b) becomes generally available to the public other than as a result of a disclosure; or

(c) the Information is known to the other prior to its disclosure by the disclosing party.

To be free of the restrictions of this Agreement in either (a) or (b) above, the receiving party must notify the disclosing party in writing as soon as practicable after the receipt of same. Parties further agree that at such time as Parties are no longer making use of the Information or if the relationship terminates, the Parties will cease to make any use of the Information and will: 1) return the Information to whichever party provided it, or 2) destroy the same and furnish to the providing party an affidavit duly executed before a notary public by an authorized official, under oath, certifying the destruction of the Information at the providing party's written request.

                                    1

NOTWITHSTANDING THE FOREGOING, THIS CONFIDENTIALITY AGREEMENT IN NO WAY
SUPERSEDES THE UNIVERSITY'S AND ITS EMPLOYEES' RIGHTS, INCLUDING BUT NOT LIMITED
TO ANY RIGHTS TO PUBLICATION, UNDER THE LICENSING AGREEMENT BETWEEN THE
UNIVERSITY OF PENNSYLVANIA AND THE CENTER FOR HEALTH CHOICE.

By my authorized signature below, I hereby agree to the above:

THE CENTER FOR HEALTH CHOICE

By:_____   _____
                                     Date
Its:_____
     Duly Authorized Officer

INDIVIDUAL XXX

By:_____   _____
                                               Date
Its:_____
     Duly Authorized Officer

2

</TEXT>
</DOCUMENT>

=END DOCUMENT 4 ==================== (PD 2-JUN-2000 02:48:28)==2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ===============================Client Document:
=KWATERS===
</TEXT>
</DOCUMENT>

=DOCUMENT 5 HEADER ================= (PD 2-JUN-2000 02:48:31)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS==
<DOCUMENT>
 <TYPE> EX-10.8
 <DESCRIPTION> EX-10.8
 <FILENAME> ex-10_8.txt
<TEXT>

<Page>

EXHIBIT 10.8

EMPLOYMENT AGREEMENT
BY AND BETWEEN
CARE MANAGEMENT SCIENCE CORPORATION AND GREGORY P. HESS, M.D.

WHEREAS Gregory P. Hess, M.D. (hereinafter "Executive") and Care
Management Science Corporation, a Pennsylvania corporation (hereinafter
"Company") desire and intend to enter into an employment relationship, all as
set forth below;

NOW THEREFORE, the parties hereto, in consideration of the promises and
mutual covenants and agreements contained herein, voluntarily and knowingly, and
intending to be legally bound hereby, covenant and agree as follows:

1.   EMPLOYMENT AND DUTIES.

(a) Company hereby employs Executive for the Term (as such
term is hereinafter defined) to render services to the Company as its Managing
Director, Carescript Division. Executive shall have the overall charge of the
Company's CareScript Division. Executive shall also be involved in business
development and other activities as directed from time to time by the Chief
Executive Officer. Executive shall be based full-time within the Philadelphia,
PA metropolitan area, but will be required to travel as part of his employment.
Executive hereby accepts such employment and agrees to render the services
described herein, all on the terms and conditions of this Agreement.

(b) Executive agrees to devote his entire working time,
attention and energies to the performance of the business of the Company and its
affiliates (as hereinafter defined); and Executive shall not, directly or
indirectly, alone or as a member of any partnership or other organization, or as
an officer, director or employee of any other corporation, partnership or other
organization, be actively engaged in or concerned with any other duties or
pursuits which, in the reasonable judgment of the Company, interfere with the
performance of his duties hereunder, or which, even if non-interfering, are
contrary to the best interests of the Company and its affiliates; PROVIDED,
HOWEVER, that Executive may invest his personal or family assets in such form or
manner as will not require any services on his part in the operation of the
affairs of the enterprises in which such investments are made and in which his
participation is solely that of a minority investor; FURTHER, PROVIDED, that the
Executive may engage in charitable, civic, fraternal, trade group or clinical
practice activities, so long as such activities shall not violate any provision
of this Agreement or interfere with his performance hereunder or compliance with
the restrictions contained herein. As used herein, the term "affiliate" means
and includes any person, corporation or other entity controlling, controlled by
or under common control with the Company

2.   TERM OF EMPLOYMENT.

The term of Executive's employment under this Agreement (the
"Term", collectively the Initial Term and any Extension Term(s)) will be deemed
to commence as of

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Executive's first day of work for the Company on OCTOBER 4, 1999 (the
"Effective Date") and shall end on the third anniversary thereof
(the "Initial Term"). In the absence of a written notice from either
party stating its intent to allow this agreement to expire at the conclusion
of the Initial Term, this Agreement shall automatically continue,
on the same terms and conditions as contained herein, until such
time as one party provides the other with at least six (6) months
advance written notice of termination (any such period beyond the Initial
Term being referred to as the "Extension Term", and both the Initial Term and
any Extension Term referred to collectively as the "Term"). A notice of
termination during any Extension Term may be provided for any reason by
either party with at least six (6) months advance written notice as
established above.

        3.   COMPENSATION AND BENEFITS.

                (a) As compensation for the services to be rendered by
Executive hereunder, including all services to any subsidiary of the Company,
the Company agrees to pay or cause to be paid to Executive, during the first
year of the term of his Employment hereunder, an annual base salary of $180,000
(the "Base Salary"). For each subsequent year of the Term, the Base Salary will
be reviewed annually by the Company and may be increased, but may not be
decreased for subsequent years. Executive's Base Salary shall be payable in such
installments as is the policy of the Company generally with respect to employees
of the Company. In addition, Executive shall also receive during the Term of his
employment within six weeks of each December 31 ("Period End"), an annual bonus
equal to two percent (2.0%) of the actual net collected revenue of the
CareScript Division for the period of the Executive's prior year of employment
up to a maximum annual bonus of $150,000. Upon termination of this Agreement for
any reason other than cause by CMS, Executive shall receive a prorated bonus
based upon the net collected revenue to date since the last Period End to
reflect the bonus for the partial year completed.

                (b) In addition to his Base Salary, Executive, within a
reasonable period of time and coincident with the adoption of a company stock
option plan ("Option Plan"), shall be awarded a stock option grant representing
the number of shares equal to a one percent (1.0%) ownership of the company at
the time of the award or 96,719 shares. Such shares shall vest in accordance
with the rules and provisions of the Option Plan and shall be governed by the
option grant attached hereto as Exhibit 3(b). Executive also shall be awarded
stock option grants under the Company's performance-based Senior Management
Incentive Stock Option Plan as follows: option shares equal to 0.50% of the
company's fully-diluted common stock (at $2.59 per share) vesting in accordance
with the performance-based Senior Management Incentive Stock Option Plan in an
"all-or-none" fashion at December 31, 2000 (0.25%) and December 31, 2001 (0.25%)
respectively upon the attainment of performance goals as defined in the
performance-based Senior Management Incentive Stock Option Plan.

                (c) The Company shall pay or reimburse Executive for all
reasonable expenses actually incurred or paid by him during the Term in the
performance of his services under this Agreement, upon presentation of standard
expense statements or vouchers or such other supporting information as it
reasonably may require.

                (d) Executive shall be eligible under any incentive plan,
stock option plan, pension, group insurance or other benefit plans (both
qualified and non-qualified for federal tax purposes)

                                    2

or other so-called "fringe" benefits, if any, which the Company generally
provides to its executives.

(e) The Company shall provide to Executive and the members of
his immediate family, at the Company's expense, medical and dental insurance
covering its executives generally.

(f) Executive shall be eligible under any group life and/or
disability insurance covering its executives generally.

(g) Executive shall be entitled to three weeks paid vacation
plus all federal holidays, in each calendar year. Notwithstanding the foregoing,
Executive represents that he will not take any extended vacations during at
least the first nine (9) months of this Agreement.

4.   CONFIDENTIALITY.

(a) Subject to the provisions below, Executive shall not,
during the Term of this Agreement, or at any time following the expiration or
termination of this Agreement, directly or indirectly, disclose or permit to be
known (other than (i) as is reasonably required in the regular course of his
duties, including disclosures to the Company's advisors and consultants, (ii) as
required by law or (iii) with the prior written consent of the Company), to any
person firm or corporation, any confidential information acquired by him during
the course of or as an incident to, his employment or the rendering of services
hereunder, relating to the Company or any of its subsidiaries, or any
corporation, partnership or other entity owned or controlled, directly or
indirectly, by or controlling the Company or its subsidiaries. Such confidential
information shall include, but shall not be limited to, business affairs,
proprietary technology, trade secrets, patented or copyrighted processes,
research and development data, know-how, market studies and forecasts,
competitive analyses, pricing policies, employee lists, personnel policies, the
substance of agreements with customers, suppliers and others, marketing or
dealership arrangements, servicing and training programs and arrangements,
customer lists and any other documents embodying such confidential information.
This confidentiality obligation shall not apply to any confidential information
which becomes publicly available other than pursuant to a breach of this Section
4 by Executive or which was obtained from a third party not acquiring the
information under an obligation of confidentiality from the disclosing party and
intended for the benefit of the Company.

(b) All information and documents relating to the Company and
its affiliates as hereinabove described shall be the exclusive property of the
Company and upon termination of Executive's employment with the Company, all
documents, records, reports, writings and other similar documents containing
confidential information, including copies thereof, then in Executive's
possession or control shall be returned and left with the Company.

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5.   NON-COMPETITION.

As a condition precedent to this Agreement, Executive shall
sign, contemporaneously with this Agreement, a Non-Competition Agreement in the
form attached hereto as EXHIBIT 5, (the "Non-Competition Agreement").

6.   EQUITABLE REMEDIES AND ENFORCEABILITY OF COVENANTS.

(a) If Executive commits a breach, or threatens to commit a
breach, of any of the provisions hereof or under the Non-Competition or
Nondisclosure, Proprietary Information and Invention Assignment Agreements, it
is acknowledged and agreed that any such breach or threatened breach will cause
irreparable injury to the Company and that money damages will not provide an
adequate remedy to the Company.

(b) If any of the covenants contained herein or under the
Non-Competition or Nondisclosure, Proprietary Information and Invention
Assignment Agreements, or any part hereof or thereof, is hereafter construed to
be invalid or unenforceable, the same shall not affect the remainder of the
covenant or covenants, which shall be given full effect without regard to the
invalid portions.

(c) If any of the covenants contained herein or under the
Non-Competition or Nondisclosure, Proprietary Information and Invention
Assignment Agreements, or any part hereof or thereof, is held to be
unenforceable because of the duration of such provision or the area covered
thereby, the parties agree that the court making such determination shall have
the power to reduce the duration, scope and/or areas of such provision and, in
its reduced form, such provision shall then be enforceable.

(d) The existence of any claim or cause of action by Executive
against the Company or any affiliate of the Company shall not constitute a
defense to the enforcement by the Company of the covenants contained herein, but
such claim or cause of action shall be litigated separately.

7. TERMINATION BY THE COMPANY.

The Company may terminate Executive's employment under this
Agreement upon written notice to Executive if any one or more of the following
shall occur:

(a) There exists Cause for termination. For the purposes of
this Agreement, the term "Cause" means: (i) gross misconduct by Executive in
performing his duties or obligations hereunder (other than such failure
resulting from Executive's incapacity due to illness or leaves of absence
approved by the Company) PROVIDED such failure remains uncured for a period of
10 business days after written notice describing the same is received by
Executive; (ii) Executive's conviction of any felonious crime or offense; (iii)
the unauthorized securing by Executive of any personal profit in connection with
the business of the Company or any of its subsidiaries; (iv) use of any unlawful
controlled substance under any circumstances or the use of alcohol to the extent

4

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that it interferes with the performance of Executive's duties hereunder, or which, in the good faith opinion of the Company, are harmful to the Company; (v) the commission of any acts involving dishonesty or fraud, which, in the good faith opinion of the Company, are harmful to the Company; or (vi) any breach by Executive of the terms of Section 4 of this Agreement or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements; PROVIDED such breach continues uncured for 5 business days after written notice of such breach has been received by Executive from the Company.

(b) Executive's death during the Term; PROVIDED, HOWEVER, that Executive's legal representatives shall be entitled to receive his Base Salary through the last day of the second month after the month in which his death occurs, along with any other compensation and benefits to which Executive and his legal representatives may be entitled under applicable plans, programs and agreements of the Company, including but not limited to, the proceeds of any applicable life insurance policies through the date of death.

(c) Executive shall become physically or mentally disabled so that he is unable to perform his services hereunder for a period of 90 consecutive days or 120 non-consecutive days in any 365 day period. Notwithstanding such disability, the Company shall continue to pay Executive his Base Salary through the date of such termination, along with any other compensation and benefits to which Executive and his legal representatives may be entitled under applicable plans, programs and agreements of the Company, including but not limited to, the proceeds of any applicable disability insurance policies also shall be paid through the date of such termination.

(d) At the Company's sole discretion so long as Company provides Executive with: (i) six (6) months advance written notice during which time Executive shall continue to receive all compensation and benefits otherwise applicable, (ii) an amount equal to twelve (12) months Base Salary; (iii) immediate vesting of any of Executive's unvested stock options (other than options awarded under the Senior Management Incentive Stock Option Plan); and (iv) continued participation in the equivalent of the Senior Management Incentive Stock Option Plan through the second all-or-none vesting date of December 31, 2001. Payment of any cash component of such Severance Amount, if required, shall be made at the Company's option either (i) in twelve equal monthly installments or (ii) in a lump-sum payment promptly following the termination of Executive's employment equal to the then present value using a discount rate per annum determined by reference to the discount rate then published by the Pension Benefit Guaranty Corporation of the Severance Amount. Notwithstanding the foregoing, no such termination by the Company at its sole discretion shall occur prior to January 1, 2001.

(e) In the event that the Company terminates this Agreement as provided in Section 2, either by allowing it to expire at the end of the Initial Term or by providing a non-cause notice during any Extension Term, Executive shall receive a termination bonus equal to one (1) year of Base Salary, payable at the Company's sole discretion either (i) in twelve equal monthly installments or (ii) in a lump-sum payment promptly following the termination of Executive's employment equal to the then present value using a discount rate per annum determined by reference to the discount rate then published by the Pension Benefit Guaranty Corporation of the

5

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Severance Amount. No such payment shall be made if Executive provides notice of termination at any time during the Term.

8.   INVENTIONS DISCOVERED BY EXECUTIVE.

As a condition precedent to this Agreement, Executive shall sign, contemporaneously with this Agreement, a Nondisclosure, Proprietary Information and Invention Assignment Agreement in the form attached hereto as EXHIBIT 8 (the "Nondisclosure, Proprietary Information and Invention Assignment Agreement").

9.   REPRESENTATIONS AND AGREEMENTS OF EXECUTIVE.

(a) Executive represents and warrants that he is free to enter into this Agreement and to perform the duties required hereunder, and that there are no employment contracts or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder or which would be harmful to the Company.

(b) Executive agrees to submit to a medical examination and to cooperate and supply such other information and documents as may be required by any insurance company in connection with the Company's obtaining life insurance on the life of Executive, if the Company so desires, or any other type of insurance or fringe benefits as the Company shall determine from time to time to obtain.

10.   ARBITRATION.

Any controversy or claim arising out of or relating to this Agreement (or breach thereof) shall be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the rules then existing of the American Arbitration Association (three arbitrators), and judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the Company, at its sole option, shall be entitled to seek and obtain equitable relief from any court of competent jurisdiction, including, without limitation, temporary, preliminary and permanent injunctive relief and specific performance with respect to alleged violations of Sections 4 and 5 of this Agreement, Section 1 of the Non-Competition Agreement or under the Nondisclosure Proprietary Information and Invention Assignment Agreement, and the Company's pursuit of the remedies described in Section 6 hereof in connection therewith. The parties shall be free to pursue any remedy before the arbitration tribunal that they shall be otherwise permitted to pursue in a court of competent jurisdiction. The award of the arbitrators shall be final and binding and may be enforced by any court as if it were a judgment of that court, and may include interest at a rate or rates considered just under the circumstances by the arbitrators. The substantive law of the Commonwealth of Pennsylvania shall be applied by the arbitrators to the resolution of the dispute, provided that the arbitrators shall base their decision on the express terms, covenants and conditions of this Agreement. The arbitrators shall be required to produce a written decision setting forth the reasons for the decision or award to be made. The parties agree that the arbitrators shall have no power to alter or modify any express provision of this Agreement or to render any award which, by its terms, effects any such alteration or modification. Upon written

6

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demand to any party to the arbitration for the production of documents and
things reasonably related to the issues being arbitrated, the party upon whom
such demand is made shall promptly produce, or make available for inspection and
copying, such documents and things without the necessity of any action by the
arbitrators. The party which does not prevail in the arbitration shall be
responsible for all fees and expenses incurred, including, without limitation,
reasonable attorneys' fees, for both parties.

     11.   NOTICES.

      All notices, requests, consents and other communications
required or permitted to be given hereunder shall be in writing and shall be
deemed to have been duly given if sent by private overnight mail service
(delivery confirmed by such service), registered or certified mail (return
receipt requested and received), telecopy (confirmed receipt by return fax from
the receiving party) or delivered personally, as follows (or to such other
address as either party shall designate by notice in writing to the other in
accordance herewith:

        If to the Company:
        Care Management Science Corporation
        3600 Market Street, 6th Floor
        Philadelphia, PA 19104
        Attention: President
        Telephone: 215/387-9401
        Fax: 215/387-9406

        If to Executive:
        66 Crestline Road
        Wayne, PA 19087
        Attention: Gregory P. Hess, M.D.
        Telephone: 610-971-1694
        Fax: 610-971-1996

     12.   GENERAL.

      (a) This Agreement shall be governed by and construed and
enforced in accordance with the laws of the Commonwealth of Pennsylvania
applicable to agreements made and to be performed entirely in Pennsylvania.

      (b) This Agreement and the Exhibits attached hereto set forth
the entire agreement and understanding of the parties relating to the subject
matter hereof, and supersedes all prior agreements, arrangements and
understandings, written or oral, relating to the subject matter hereof. No
representation, promise or inducement has been made by either party that is not
embodied in this Agreement or any of the agreements referred to herein, and
neither party shall be bound by or liable for any alleged representation,
promise or inducement not so set forth.

7

                    (c) This Agreement may be amended, modified, superseded,
canceled, renewed or extended, and the terms or covenants hereof may be waived,
only by a written instrument executed by the parties hereto, or in the case of a
waiver, by the party waiving compliance. The failure of a party at any time or
times to require performance of any provision hereof shall in no manner affect
the right at a later time to enforce the same. No waiver by a party of the
breach of any term or covenant contained in this Agreement, whether by conduct
or otherwise, or any one or more continuing waivers of any such breach, shall
constitute a waiver of the breach of any other term or covenant contained in
this Agreement.

                    (d) This Agreement shall be binding upon the legal
representatives, heirs, distributes, successors and assigns of the parties
hereto.

                    IN WITNESS WHEREOF, the parties have executed this Agreement
as of the date first above written.

CARE MANAGEMENT SCIENCE CORPORATION

By:
    ------------------------------   ---------------------
    Name: Date
    Title:

EXECUTIVE:

-----------------------------------   ---------------------
     Gregory P. Hess, M.D.   Date

                              8

EXHIBIT 5
CARE MANAGEMENT SCIENCE CORPORATION NON-COMPETITION AGREEMENT

Care Management Science Corporation, a Pennsylvania corporation (the "Company") and Gregory P. Hess, M.D. ("Executive"), contemporaneously with the execution of this Agreement are entering into an Employment Agreement of even date herewith (the "Employment Agreement"), pursuant to which, among other things, the Executive will be employed by the Company in the capacity of Managing Director, Carescript Division. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given such terms in the Employment Agreement. In addition to the Company's desire to engage the Executive and the Executive's desire to serve the Company, under the terms and conditions of the Employment Agreement, the Executive understands that the Company wishes to ensure that the Executive does not compete with the Company, on the terms and conditions specified below and in the Employment Agreement, in the event the Executive's employment with the Company is terminated.

In consideration of the Company's employment of me and in order to induce the Company to employ me, the Company and Executive hereby agree as follows:

1. NON-COMPETITION; APPLICATION AND DURATION; NON-INTERFERENCE. The Executive will not, during the term of the Executive's employment by the Company and for a period of two years following the termination of employment (the term of Executive's employment and the two years following termination, the "Non-Competitive Period"):

(a) as owner, partner, joint venturer, stockholder, employee, broker, agent, principal, trustee, corporate officer, director, licensor, or in any capacity whatsoever engage in, become financially interested in, be employed by, or render any consultation or business advice with respect to any business which business is engaged in by the Company on the date hereof or during the course of Executive's employment or which business ("Company Business") is engaged in development or commercialization of any technologies or products related to the development of software and databases that transform data into tools to be used by managers in the health care information industry or the provision of services with respect thereto (collectively, "Health Care Decision Support"), in any geographic area where, during the time of Executive's employment, the business of the Company or any of its subsidiaries is being, had been or was proposed to be, conducted in any manner whatsoever, which technologies, products or services are (i) competitive with any Health Care Decision Support or other Company Business technology or application thereof or products based thereon designed, marketed, announced, leased or sold by the Company or any of its subsidiaries during the term of employment or at the time of the termination of the Executive's employment; or (ii) substantially similar to any technology or service involving Health Care Decision Support or other Company Business which the Company was designing, marketing, announcing, leasing or selling or proposing to design, market, lease or sell during the term of Executive's employment; or (iii) substantially similar to any technology or service involving Health Care Decision Support of which the Executive had knowledge at the time of the termination of the Executive's employment that the Company was proposing to design,

9

market, announce, lease or sell; PROVIDED, HOWEVER, that the Executive may own any securities of a corporation which is engaged in such business and is publicly owned and traded but in amount not to exceed at any one time one percent (1%) of any class of stock or securities of such company; PROVIDED FURTHER that Executive is not personally engaged in any way, directly or indirectly, in any scientific or business activity within such entity, which competes with the Company as described above.

                (b) during the Non-Competitive Period, request or cause any suppliers or customers with whom the Company or any of its subsidiaries has a business relationship to cancel or terminate any such business relationship with the Company or any of its subsidiaries or solicit, interfere with or entice from the Company any employee (or former employee) of the Company;

                (c) solicit, interfere with, hire, offer to hire, persuade or induce any person who is or was an officer, employee, customer or supplier of the Company or any of its subsidiaries or affiliates to discontinue his relationship with the Company or any of its subsidiaries or affiliates or accept employment by or enter into contractual relations for compensation with any other entity or person, or approach any such employee of the Company or any of its subsidiaries or affiliates for any such purpose or authorize or knowingly approve the taking of any such actions by any other individual or entity. The term "affiliate" shall mean any person or entity that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company.

        2.   MISCELLANEOUS.

                (a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of and other provision of this Agreement.

                (b) This Agreement, together with the Employment Agreement, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

                (c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

                (d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

                (e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose

10

employ the Executive may be transferred without the necessity that this
Agreement be re-signed at the time of such transfer.

                  (f) The restrictions contained in this Agreement are
necessary for the protection of the business and goodwill of the Company and
are considered by the Executive to be reasonable for such purpose. The Executive
agrees that any breach of this Agreement is likely to cause the Company
substantial and irrevocable damage and therefore, in the event of any such
breach, the Executive agrees that a remedy at law, in addition to such other
remedies which may be available, may be inadequate.

                  (g) This Agreement is governed by and will be
construed as a sealed instrument under and in accordance with the laws of the
Commonwealth of Pennsylvania. Any action, suit, or other legal proceeding which
is commenced to resolve any matter arising under or relating to any provision of
this Agreement shall be arbitrated or commenced in a court, as and to the extent
set forth in the Employment Agreement.

                  The Executive understands that nothing in this Agreement shall
otherwise affect the Executive's obligations under the Employment Agreement or
the Non-Disclosure, Proprietary Information and Invention Assignment Agreement,
each dated _____ between the Company and Executive.

Dated: By:
   -------------------   ----------------------------

CARE MANAGEMENT SCIENCE CORPORATION

By:

Name:
Title:

                11

EXHIBIT 8
CARE MANAGEMENT SCIENCE CORPORATION NONDISCLOSURE, PROPRIETARY INFORMATION AND
INVENTION ASSIGNMENT AGREEMENT

Care Management Science Corporation, a Pennsylvania
corporation (the "Company") and Gregory P. Hess, M.D. ("Executive"),
contemporaneously with the execution of this Agreement are entering into an
Employment Agreement of even date herewith (the "Employment Agreement"),
pursuant to which, among other things, the Executive will be employed by the
Company in the capacity of Managing Director, Carescript Division. Capitalized
terms used in this Agreement and not otherwise defined herein shall have the
meanings given such terms in the Employment Agreement. In addition to the
Company's desire to engage the Executive and the Executive's desire to serve the
Company, under the terms and conditions of the Employment Agreement, the
Executive understands that the Company wishes to ensure that the Executive does
not breach any confidentiality provisions of the Company and that all right,
title and interest in and to any inventions of Executive made during the term of
his employment by the Company are and remain the exclusive property of the
Company.

In consideration for, and in order to induce my employment by
the Company, I hereby agree as follows:

1.   CONFIDENTIALITY.

From time to time, before and after the date hereof,
the Company may disclose to you certain of its proprietary and/or
confidential information including, but not limited to: company know-how,
techniques and methodology(ies), statistical information, sample reports,
software code and/or algorithms, or, among other things, patient referral
sources, physician and/or contracting relationships, business plans or notes,
drawings, price lists, the substance of agreements between the Company and its
customers or distributors, research and development activities or plans, new
business ideas or other items related to the Company's business practices. the
Company also may make certain of its personnel, consultants, affiliates and/or
agents accessible to you. Further, in your course of employment by the Company
you may have access to similar information, including information about
individual patients, from Company affiliates and/or customers. The above items
and any and all data, information or materials related thereto whether received
orally or in writing are collectively referred to, for convenience, as the
"Information".

With respect to any and all of the foregoing
Information, at any time provided by or obtained from the Company or any person
or entity covered by a confidentiality agreement with the Company, you will not
copy, disseminate or disclose to anyone or any entity, at any time, under any
circumstances for any purpose whatsoever other than as is reasonably required in
the regular course of your duties or as required by law, any of the Information
without the Company's prior consent. Notwithstanding the foregoing, the above
shall not apply if, and only if, one or more of the following are in effect:

12

          (a) the Information is clearly in the public domain at the time of disclosure; or

          (b) the Information becomes generally available to the public other than as a result of a breach of this Agreement.

          You further agree that at such time as your employment with the Company terminates, you will cease to make any use of the Information and you will return all of the Information to the Company. This confidentiality provision will continue in full force and effect in perpetuity.

          2.   INVENTION ASSIGNMENT.

          Whereas I will be participating in the preparation, writing, creation, or development of certain business ideas, strategies, analyses, reports, software, computer programs or other business activities collectively referred to as the "Work";

          (a) As an employee of the Company, any and all materials created by me relating to the Work shall be considered as a "work made for hire". Without limiting the foregoing, I hereby grant, transfer, assign, and convey to the Company, its successors and assigns, the entire title, right, interest, ownership and all subsidiary rights in and to the Work, all intellectual property rights relating to the Work, and all copyrights, trade or service marks, patents or other evidence of ownership and title pertaining to the Work, including but not limited to the right to secure copyright, trade or service mark or patent registration(s) in the Company' name as claimant and the right to secure renewals, reissues, and extensions of any such filings in the United States of America or any other country.

          (b) I acknowledge that the Company, in its sole discretion, shall determine whether copyright(s), trade or service mark(s) or patent registration(s) in the Work shall be filed and/or preserved and maintained or registered in the United States of America or any other country.

          (c) I confirm that by this instrument, the Company and its successors and assigns shall own the entire title, right and interest in and to the Work, including the right to reproduce, display publicly, prepare derivative Works from or distribute by sale, rental, lease lending or by other transfer of ownership even if the Work does not constitute a "Work made for hire" as defined in 17 U.S.C. Sections 101 and 201(b).

          (d) I agree to take all actions and cooperate as is necessary to protect the copyrights or other evidence of title in and to the Work and further agree to execute any document(s) that may be necessary to perfect the Company' ownership of copyrights, trade or service marks, patent(s) or other evidence of ownership and title in the Work and the registration thereof, without further compensation by the Company.

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(e) I agree that all terms of this Agreement are applicable to each portion or part of the Work, as well as to the Work in its entirety.

(f) Notwithstanding anything contained herein, the terms of this Agreement shall not apply to any invention for which no equipment, supplies, facility, time, proprietary or trade secret information of the Company was used and which can be demonstrated was developed entirely on my own time, at my own expense and which:(i) does not relate in any way to the business of the Company or to the Company's actual or demonstrably anticipated expansion research or development; and (ii) which does not result from any Work performed by me for the Company.

3.   REPRESENTATIONS OF EXECUTIVE.

Executive represents and warrants that he is free to enter into this Agreement and that there are no preceding claims or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder.

4.   MISCELLANEOUS.

(a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(b) This Agreement, together with the Employment and Non-Competition Agreements, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

(c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

(d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose employ the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

(f) The restrictions contained in this Agreement are necessary for the protection of the Company and are considered by the Executive to be reasonable for such

14

purpose. The Executive agrees that any breach of this Agreement is likely to
cause the Company substantial and irrevocable damage and therefore, in the event
of any such breach, the Executive agrees that a remedy at law, in addition to
such other remedies which may be available, may be inadequate.

                  (g) This Agreement is governed by and will be
construed as a sealed instrument under and in accordance with the laws of the
Commonwealth of Pennsylvania. Any action, suit, or other legal proceeding which
is commenced to resolve any matter arising under or relating to any provision of
this Agreement shall be arbitrated or commenced in a court, as and to the extent
set forth in the Employment Agreement.

               The Executive understands that nothing in this Agreement shall
otherwise affect the Executive's obligations under the Employment Agreement or
the Non-Competition Agreement, each dated _____ between the
Company and Executive.

By my signature below, I hereby agree to the above.

By:
  --------------------------------   --------------------
    Name: Date

=END DOCUMENT 5 ==================== (PD 2-JUN-2000 02:48:31)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS==
</TEXT>
</DOCUMENT>

=DOCUMENT 6 HEADER ================= (PD 2-JUN-2000 02:48:33)==2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ===============================Client Document:
=KWATERS===
<DOCUMENT>
 <TYPE> EX-10.9
 <DESCRIPTION> EX-10.9
 <FILENAME> ex-10_9.txt
<TEXT>

<Page>

EXHIBIT 10.9

EMPLOYMENT AGREEMENT
BY AND BETWEEN
CARE MANAGEMENT SCIENCE CORPORATION AND J. BRYAN BUSHICK, M.D.

         WHEREAS J. Bryan Bushick, M.D. (hereinafter "Executive") and Care
Management Science Corporation, a Pennsylvania corporation (hereinafter
"Company") desire and intend to enter into an employment relationship, all as
set forth below;

         NOW THEREFORE, the parties hereto, in consideration of the promises and
mutual covenants and agreements contained herein, voluntarily and knowingly, and
intending to be legally bound hereby, covenant and agree as follows:

    1.   EMPLOYMENT AND DUTIES.

         (a) Company hereby employs Executive for the Term (as such term
is hereinafter defined) to render services to the Company as its VICE
PRESIDENT-BUSINESS DEVELOPMENT. Executive shall have the overall charge of
the Company's business development activities under the direction of the
President. Executive shall also be involved in other activities as directed
by the President or Chief Executive Officer. Within a reasonable period of
time, and in any event no later than six (6) months from the signing of this
Agreement, Executive shall be based full-time within the Philadelphia, PA
metropolitan area, but will be required to travel as part of his employment.
During the transition period from his current residence to his permanent
Philadelphia residence, Executive shall nonetheless be available on a regular
basis at the Philadelphia office through frequent travel and temporary living
arrangements in Philadelphia. Executive hereby accepts such employment and
agrees to render the services described herein, all on the terms and
conditions of this Agreement.

         (b) Executive agrees to devote his entire working time, attention
and energies to the performance of the business of the Company and its
affiliates (as hereinafter defined); and Executive shall not, directly or
indirectly, alone or as a member of any partnership or other organization, or as
an officer, director or employee of any other corporation, partnership or other
organization, be actively engaged in or concerned with any other duties or
pursuits which, in the reasonable judgment of the Company, interfere with the
performance of his duties hereunder, or which, even if non-interfering, are
contrary to the best interests of the Company and its affiliates. Related to
that end, Executive agrees to provide Company with a perpetual, royalty-free
license to all intellectual property, trademarks, tradenames, software code, and
any other beneficial right that exists within HealthTides.com in exchange for
the Special Stock Option grant defined in Section 3(b) below and for the
additional consideration of $1. Executive further agrees to permanently and
completely shut down HealthTides.com within a reasonable period of time of
signing this Agreement. Notwithstanding the foregoing; Executive may invest his
personal or family assets in such form or manner as will not require any
services on his part in the operation of the affairs of the enterprises in which
such investments are made and in which his participation is solely that of a
minority investor; FURTHER, PROVIDED, that the Executive may engage in
charitable, civic, fraternal or trade group activities, so long as such
activities shall not violate any provision of this

                                    1

<Page>

Agreement or interfere with his performance hereunder or compliance with the restrictions contained herein. As used herein, the term "affiliate" means and includes any person, corporation or other entity controlling, controlled by or under common control with the Company.

    2.   TERM OF EMPLOYMENT.

    The term of Executive's employment under this Agreement (the "Term", collectively the Initial Term and any Extension Term(s)) will commence as of Executive's first day of full-time employment with the Company on December 29, 1999 (the "Effective Date") and shall end on the third anniversary thereof (the "Initial Term"). In the absence of a written notice from either party stating its intent to allow this agreement to expire at the conclusion of the Initial Term, this Agreement shall automatically renew for an additional one (1) year period (an "Extension Term"). Thereafter, this Agreement shall automatically renew for additional one (1) year periods in the absence of at least six (6) months advance written notice by either party prior to the end of any Extension Term.

    3.   COMPENSATION AND BENEFITS.

    (a) As compensation for the services to be rendered by Executive hereunder, including all services to any subsidiary of the Company, the Company agrees to pay or cause to be paid to Executive, during the first year of the term of his Employment hereunder, an annual base salary of $155,000 (the "Base Salary"). For each subsequent year of the Term, the Base Salary will be reviewed annually by the Company and may be increased, but may not be decreased for subsequent years. Executive's Base Salary shall be payable in such installments as is the policy of the Company generally with respect to employees of the Company.

    (b) In addition to his Base Salary, Executive, shall be awarded a stock option grant representing the number of shares equal to a 1.0% ownership of the company at the time of the award. Such shares shall vest in accordance with the rules and provisions of the Company's 1995 Equity Compensation Plan ("Option Plan") and as defined in and governed by the option grant attached hereto as Exhibit 3(b).

    Further, Executive shall be awarded stock option grants under the Company's performance-based Senior Management Incentive Stock Option Plan as follows: option shares equal to 0.25% of the company's fully-diluted common stock (at $2.59 per share) vesting in accordance with the performance-based Senior Management Incentive Stock Option Plan in an "all-or-none" fashion at December 31, 2000 [50%] and December 31, 2001 [50%] respectively upon the attainment of performance goals as defined in the performance-based Senior Management Incentive Stock Option Plan.

    Further, in consideration for the perpetual, world-wide, royalty-free license to all beneficial rights of HealthTides.com, for Executive's agreement to permanently and completely shut down HealthTides.com shortly thereafter, and for Executive's waiver of any and all moving related expenses and for Executive's willingness to cap any and all temporary living expenses at a maximum of $10,000, Executive shall be awarded an additional stock option grant of 30,024

2

<Page>

shares (the "Special Option Grant"). Such shares shall vest on a modified basis
as defined in the option grant

        (c) The Company shall pay or reimburse Executive for all
reasonable expenses actually incurred or paid by him during the Term in the
performance of his services under this Agreement, upon presentation of expense
statements or vouchers or such other supporting information as it reasonably may
require. Such reimbursement shall include temporary living expenses in an amount
not to exceed $10,000, but shall not include any moving and relocation expenses
whatsoever.

        (d) Executive shall be eligible under any incentive plan, stock
option plan, bonus, profit participation, pension, group insurance or other
benefit plans (both qualified and non-qualified for federal tax purposes) or
other so-called "fringe" benefits, if any, which the Company generally provides
to its executives.

        (e) The Company shall provide to Executive and the members of his
immediate family, at the Company's expense, medical and dental insurance
covering its executives generally.

        (f) Executive shall be eligible under any group life and/or
disability insurance covering its executives generally.

        (g) Executive shall be entitled to three weeks paid vacation plus
all federal holidays, in each calendar year. In addition, Executive shall have
five (5 days) during the first year of this Agreement for moving and moving
related activities. Notwithstanding the foregoing, Executive represents that he
will not take any extended vacations during at least the first nine (9) months
of this Agreement.

        4. CONFIDENTIALITY.

        (a) Subject to the provisions below, Executive shall not, during
the Term of this Agreement, or at any time following the expiration or
termination of this Agreement, directly or indirectly, disclose or permit to be
known (other than (i) as is reasonably required in the regular course of his
duties, including disclosures to the Company's advisors and consultants, (ii) as
required by law or (iii) with the prior written consent of the Company), to any
person firm or corporation, any confidential information acquired by him during
the course of or as an incident to, his employment or the rendering of services
hereunder, relating to the Company or any of its subsidiaries, or any
corporation, partnership or other entity owned or controlled, directly or
indirectly, by or controlling the Company or its subsidiaries. Such confidential
information shall include, but shall not be limited to, business affairs,
proprietary technology, trade secrets, patented or copyrighted processes,
research and development data, know-how, market studies and forecasts,
competitive analyses, pricing policies, employee lists, personnel policies, the
substance of agreements with customers, suppliers and others, marketing or
dealership arrangements, servicing and training programs and arrangements,
customer lists and any other documents embodying such confidential information.
This confidentiality obligation shall not apply to any confidential information
which becomes publicly available other than pursuant to a breach of this Section
4 by

                                       3

Executive or which was obtained from a third party not acquiring the information
under an obligation of confidentiality from the disclosing party and intended
for the benefit of the Company.

(b) All information and documents relating to the Company and its
affiliates as hereinabove described shall be the exclusive property of the
Company and upon termination of Executive's employment with the Company, all
documents, records, reports, writings and other similar documents containing
confidential information, including copies thereof, then in Executive's
possession or control shall be returned and left with the Company.

5.   NON-COMPETITION.

As a condition precedent to this Agreement, Executive shall sign,
contemporaneously with this Agreement, a Non-Competition Agreement in the form
attached hereto as EXHIBIT 5, (the "Non-Competition Agreement").

6.   EQUITABLE REMEDIES AND ENFORCEABILITY OF COVENANTS.

(a) If Executive commits a breach, or threatens to commit a
breach, of any of the provisions hereof or under the Non-Competition or
Nondisclosure, Proprietary Information and Invention Assignment Agreements, it
is acknowledged and agreed that any such breach or threatened breach will cause
irreparable injury to the Company and that money damages will not provide an
adequate remedy to the Company.

(b) If any of the covenants contained herein or under the
Non-Competition or Nondisclosure, Proprietary Information and Invention
Assignment Agreements, or any part hereof or thereof, is hereafter construed to
be invalid or unenforceable, the same shall not affect the remainder of the
covenant or covenants, which shall be given full effect without regard to the
invalid portions.

(c) If any of the covenants contained herein or under the
Non-Competition or Nondisclosure, Proprietary Information and Invention
Assignment Agreements, or any part hereof or thereof, is held to be
unenforceable because of the duration of such provision or the area covered
thereby, the parties agree that the court making such determination shall have
the power to reduce the duration, scope and/or areas of such provision and, in
its reduced form, such provision shall then be enforceable.

(d) The existence of any claim or cause of action by Executive
against the Company or any affiliate of the Company shall not constitute a
defense to the enforcement by the Company of the covenants contained herein, but
such claim or cause of action shall be litigated separately.

7.   TERMINATION BY THE COMPANY.

4

The Company may terminate Executive's employment under this Agreement upon written notice to Executive if any one or more of the following shall occur:

(a) There exists Cause for termination. For the purposes of this Agreement, the term "Cause" means: (i) the failure by Executive to perform his duties or obligations hereunder (other than such failure resulting from Executive's incapacity due to illness or leaves of absence approved by the Company) PROVIDED such failure remains uncured for a period of 10 business days after written notice describing the same is received by Executive; (ii) Executive's conviction of any felonious crime or offense; (iii) the unauthorized securing by Executive of any personal profit in connection with the business of the Company or any of its subsidiaries; (iv) use of any unlawful controlled substance under any circumstances or the use of alcohol to the extent that it interferes with the performance of Executive's duties hereunder, or which, in the good faith opinion of the Company, are harmful to the Company; (v) the commission of any acts involving dishonesty or fraud, which, in the good faith opinion of the Company, are harmful to the Company; or (vi) any breach by Executive of the terms of Section 4 of this Agreement or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements; PROVIDED such breach continues uncured for 5 business days after written notice of such breach has been received by Executive from the Company.

(b) Executive's death during the Term; PROVIDED, HOWEVER, that Executive's legal representatives shall be entitled to receive his Base Salary through the last day of the second month after the month in which his death occurs, along with any other compensation and benefits to which Executive and his legal representatives may be entitled under applicable plans, programs and agreements of the Company, including but not limited to, the proceeds of any applicable life insurance policies through the date of death. Further, Executives Special Option Grant shall accelerate and become fully vested immediately upon Executive's death.

(c) Executive shall become physically or mentally disabled so that he is unable to perform his services hereunder for a period of 90 consecutive days or 120 non-consecutive days in any 365 day period. Notwithstanding such disability, the Company shall continue to pay Executive his Base Salary through the date of such termination, along with any other compensation and benefits to which Executive and his legal representatives may be entitled under applicable plans, programs and agreements of the Company, including but not limited to, the proceeds of any applicable disability insurance policies also shall be paid through the date of such termination. Further, Executives Special Option Grant shall accelerate and become fully vested immediately upon final determination of Executive's permanent disability.

(d) At the Company's sole discretion so long as Company pays to Executive an amount equal to (i) 9 months Base Salary, medical benefits and stock option vesting if such sole discretion termination occurs within the first 18 months of this Agreement and 6 months Base Salary and medical benefits and stock option vesting if such sole discretion termination occurs after the first 18 months of this Agreement, and in either case, along with any other compensation and benefits to which Executive may be entitled under applicable plans, PRO RATED through the date of Executive's termination of employment (the sum of these amounts collectively defines the "Severance Amount"). Payment of such Severance Amount, if required, shall be made at the

5

<Page>

Company's option either (i) in equal monthly installments, or (ii) in a lump-sum payment promptly following the termination of Executive's employment equal to the then present value using a discount rate per annum determined by reference to the discount rate then published by the Pension Benefit Guaranty Corporation of the Severance Amount.

8.   INVENTIONS DISCOVERED BY EXECUTIVE.

As a condition precedent to this Agreement, Executive shall sign, contemporaneously with this Agreement, a Nondisclosure, Proprietary Information and Invention Assignment Agreement in the form attached hereto as EXHIBIT 8 (the "Nondisclosure, Proprietary Information and Invention Assignment Agreement").

9.   REPRESENTATIONS AND AGREEMENTS OF EXECUTIVE.

(a) Executive represents and warrants that he is free to enter into this Agreement and to perform the duties required hereunder, and that there are no employment contracts or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder or which would be harmful to the Company.

(b) Executive agrees to submit to a medical examination and to cooperate and supply such other information and documents as may be required by any insurance company in connection with the Company's obtaining life insurance on the life of Executive, if the Company so desires, or any other type of insurance or fringe benefits as the Company shall determine from time to time to obtain.

10.   ARBITRATION.

Any controversy or claim arising out of or relating to this Agreement (or breach thereof) shall be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the rules then existing of the American Arbitration Association (three arbitrators), and judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the Company, at its sole option, shall be entitled to seek and obtain equitable relief from any court of competent jurisdiction, including, without limitation, temporary, preliminary and permanent injunctive relief and specific performance with respect to alleged violations of Sections 4 and 5 of this Agreement, Section 1 of the Non-Competition Agreement or under the Nondisclosure Proprietary Information and Invention Assignment Agreement, and the Company's pursuit of the remedies described in Section 6 hereof in connection therewith. The parties shall be free to pursue any remedy before the arbitration tribunal that they shall be otherwise permitted to pursue in a court of competent jurisdiction. The award of the arbitrators shall be final and binding and may be enforced by any court as if it were a judgment of that court, and may include interest at a rate or rates considered just under the circumstances by the arbitrators. The substantive law of the Commonwealth of Pennsylvania shall be applied by the arbitrators to the resolution of the dispute, provided that the arbitrators shall base their decision on the express terms, covenants and conditions of this Agreement. The arbitrators shall be required to produce a written decision setting forth the reasons for the decision or award to be made. The parties agree that the

6

<Page>

arbitrators shall have no power to alter or modify any express provision of this
Agreement or to render any award which, by its terms, effects any such
alteration or modification. Upon written demand to any party to the arbitration
for the production of documents and things reasonably related to the issues
being arbitrated, the party upon whom such demand is made shall promptly
produce, or make available for inspection and copying, such documents and things
without the necessity of any action by the arbitrators. The party which does not
prevail in the arbitration shall be responsible for all fees and expenses
incurred, including, without limitation, reasonable attorneys' fees, for both
parties.

     11.   NOTICES.

        All notices, requests, consents and other communications required
or permitted to be given hereunder shall be in writing and shall be deemed to
have been duly given if sent by private overnight mail service (delivery
confirmed by such service), registered or certified mail (return receipt
requested and received), telecopy (confirmed receipt by return fax from the
receiving party) or delivered personally, as follows (or to such other address
as either party shall designate by notice in writing to the other in accordance
herewith:

        If to the Company:
        Care Management Science Corporation
        3600 Market Street, 6th Floor
        Philadelphia, PA 19104
        Attention: President
        Telephone: 215/387-9401
        Fax: 215/387-9406

        If to Executive:
        INSERT ADDRESS HERE
        INSERT ADDRESS HERE
        INSERT ADDRESS HERE
        Attention: J. Bryan Bushick, M.D.
        Telephone:
        Fax:

    12.   GENERAL.

        (a) This Agreement shall be governed by and construed and
enforced in accordance with the laws of the Commonwealth of Pennsylvania
applicable to agreements made and to be performed entirely in Pennsylvania.

        (b) This Agreement and the Exhibits attached hereto set forth the
entire agreement and understanding of the parties relating to the subject matter
hereof, and supersedes all prior agreements, arrangements and understandings,
written or oral, relating to the subject matter hereof. No representation,
promise or inducement has been made by either party that is not

embodied in this Agreement or any of the agreements referred to herein, and
neither party shall be bound by or liable for any alleged representation,
promise or inducement not so set forth.

      (c) This Agreement may be amended, modified, superseded,
canceled, renewed or extended, and the terms or covenants hereof may be waived,
only by a written instrument executed by the parties hereto, or in the case of a
waiver, by the party waiving compliance. The failure of a party at any time or
times to require performance of any provision hereof shall in no manner affect
the right at a later time to enforce the same. No waiver by a party of the
breach of any term or covenant contained in this Agreement, whether by conduct
or otherwise, or any one or more continuing waivers of any such breach, shall
constitute a waiver of the breach of any other term or covenant contained in
this Agreement.

      (d) This Agreement shall be binding upon the legal
representatives, heirs, distributes, successors and assigns of the parties
hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of
the date first above written.

CARE MANAGEMENT SCIENCE CORPORATION

By:
  ------------------------   ----------------
  Name: Date
  Title:

EXECUTIVE:

  ------------------------   ----------------
  J. Bryan Bushick, M.D.   Date

      8

<Page>

EXHIBIT 5
CARE MANAGEMENT SCIENCE CORPORATION NON-COMPETITION AGREEMENT

        Care Management Science Corporation, a Pennsylvania corporation (the
"Company") and J. Bryan Bushick, M.D. ("Executive"), contemporaneously with the
execution of this Agreement are entering into an Employment Agreement of even
date herewith (the "Employment Agreement"), pursuant to which, among other
things, the Executive will be employed by the Company in the capacity of Vice
President - Business Development. Capitalized terms used in this Agreement and
not otherwise defined herein shall have the meanings given such terms in the
Employment Agreement. In addition to the Company's desire to engage the
Executive and the Executive's desire to serve the Company, under the terms and
conditions of the Employment Agreement, the Executive understands that the
Company wishes to ensure that the Executive does not compete with the Company,
on the terms and conditions specified below and in the Employment Agreement, in
the event the Executive's employment with the Company is terminated.

        In consideration of the Company's employment of me and in order to
induce the Company to employ me, the Company and Executive hereby agree as
follows:

        1.   NON-COMPETITION; APPLICATION AND DURATION; NON-INTERFERENCE. The
Executive will not, during the term of the Executive's employment by the Company
and for a period of two years following the termination of employment (the term
of Executive's employment and the two years following termination, the
"Non-Competitive Period"):

        (a) as owner, partner, joint venturer, stockholder, employee,
broker, agent, principal, trustee, corporate officer, director, licensor, or in
any capacity whatsoever engage in, become financially interested in, be employed
by, or render any consultation or business advice with respect to any business
which business is engaged in by the Company on the date hereof or during the
course of Executive's employment or which business ("Company Business") is
engaged in development or commercialization of any technologies or products
related to the development of software and databases that transform data into
tools to be used by managers in the health care information industry or the
provision of services with respect thereto (collectively, "Health Care Decision
Support"), in any geographic area where, during the time of Executive's
employment, the business of the Company or any of its subsidiaries is being, had
been or was proposed to be, conducted in any manner whatsoever, which
technologies, products or services are (i) competitive with any Health Care
Decision Support or other Company Business technology or application thereof or
products based thereon designed, marketed, announced, leased or sold by the
Company or any of its subsidiaries during the term of employment or at the time
of the termination of the Executive's employment; or (ii) substantially similar
to any technology or service involving Health Care Decision Support or other
Company Business which the Company was designing, marketing, announcing, leasing
or selling or proposing to design, market, lease or sell during the term of
Executive's employment; or (iii) substantially similar to any technology or
service involving Health Care Decision Support of which the Executive had
knowledge at the time of the termination of the Executive's employment that
the Company was proposing to design,

9

market, announce, lease or sell; PROVIDED, HOWEVER, that the Executive may
own any securities of a corporation which is engaged in such business and is
publicly owned and traded but in amount not to exceed at any one time one
percent (1%) of any class of stock or securities of such company; PROVIDED
FURTHER that Executive is not personally engaged in any way, directly or
indirectly, in any scientific or business activity within such entity, which
competes with the Company as described above.

        (b) during the Non-Competitive Period, request or cause any
suppliers or customers with whom the Company or any of its subsidiaries has a
business relationship to cancel or terminate any such business relationship with
the Company or any of its subsidiaries or solicit, interfere with or entice from
the Company any employee (or former employee) of the Company;

        (c) solicit, interfere with, hire, offer to hire, persuade or
induce any person who is or was an officer, employee, customer or supplier of
the Company or any of its subsidiaries or affiliates to discontinue his
relationship with the Company or any of its subsidiaries or affiliates or accept
employment by or enter into contractual relations for compensation with any
other entity or person, or approach any such employee of the Company or any of
its subsidiaries or affiliates for any such purpose or authorize or knowingly
approve the taking of any such actions by any other individual or entity. The
term "affiliate" shall mean any person or entity that directly or indirectly
through one or more intermediaries, controls or is controlled by, or is under
common control with, the Company.

        2.   MISCELLANEOUS.

        (a) The invalidity or unenforceability of any provision of this
Agreement shall not affect the validity or enforceability of any other provision
of this Agreement.

        (b) This Agreement, together with the Employment Agreement,
supersedes all prior agreements, written or oral, between the Executive and the
Company relating to the subject matter of this Agreement. This Agreement may not
be modified, changed or discharged in whole or in part, except by an agreement
in writing signed by the Executive and the Company. The Executive agrees that
any change or changes in his/her duties, salary or compensation after the
signing of this Agreement shall not affect the validity or scope of this
Agreement.

        (c) This Agreement will be binding upon the Executive's heirs,
executors and administrators and will inure to the benefit of the Company and
its successors and assigns.

        (d) No delay or omission by either party in exercising any right
under this Agreement will operate as a waiver of that or any other right. A
waiver or consent given by either party on any one occasion is effective only in
that instance and will not be construed as a bar to or waiver of any right on
any other occasion.

        (e) The Executive expressly consents to be bound by the
provisions of this Agreement for the benefit of the Company or any parent,
subsidiary or affiliate thereof to whose

10

employ the Executive may be transferred without the necessity that this
Agreement be re-signed at the time of such transfer.

       (f) The restrictions contained in this Agreement are necessary
for the protection of the business and goodwill of the Company and are
considered by the Executive to be reasonable for such purpose. The Executive
agrees that any breach of this Agreement is likely to cause the Company
substantial and irrevocable damage and therefore, in the event of any such
breach, the Executive agrees that a remedy at law, in addition to such other
remedies which may be available, may be inadequate.

       (g) This Agreement is governed by and will be construed as a
sealed instrument under and in accordance with the laws of the Commonwealth of
Pennsylvania. Any action, suit, or other legal proceeding which is commenced to
resolve any matter arising under or relating to any provision of this Agreement
shall be arbitrated or commenced in a court, as and to the extent set forth in
the Employment Agreement.

    The Executive understands that nothing in this Agreement shall
otherwise affect the Executive's obligations under the Employment Agreement or
the Non-Disclosure, Proprietary Information and Invention Assignment Agreement,
each dated _____ between the Company and Executive.

Dated: By:
   ----------------------   ----------------------------

CARE MANAGEMENT SCIENCE CORPORATION

By:

   Name:
   Title:

11

<Page>

EXHIBIT 8
CARE MANAGEMENT SCIENCE CORPORATION NONDISCLOSURE, PROPRIETARY INFORMATION
AND INVENTION ASSIGNMENT AGREEMENT

        Care Management Science Corporation, a Pennsylvania corporation (the
"Company") and J. Bryan Bushick, M.D. ("Executive"), contemporaneously with the
execution of this Agreement are entering into an Employment Agreement of even
date herewith (the "Employment Agreement"), pursuant to which, among other
things, the Executive will be employed by the Company in the capacity of Vice
President - Business Development. Capitalized terms used in this Agreement and
not otherwise defined herein shall have the meanings given such terms in the
Employment Agreement. In addition to the Company's desire to engage the
Executive and the Executive's desire to serve the Company, under the terms and
conditions of the Employment Agreement, the Executive understands that the
Company wishes to ensure that the Executive does not breach any confidentiality
provisions of the Company and that all right, title and interest in and to any
inventions of Executive made during the term of his employment by the Company
are and remain the exclusive property of the Company.

        In consideration for, and in order to induce my employment by the
Company, I hereby agree as follows:

        1.   CONFIDENTIALITY.

        From time to time, before and after the date hereof, the Company
may disclose to you certain of its proprietary and/or confidential information
including, but not limited to: company know-how, techniques and
methodology(ies), statistical information, sample reports, software code and/or
algorithms, or, among other things, patient referral sources, physician and/or
contracting relationships, business plans or notes, drawings, price lists, the
substance of agreements between the Company and its customers or distributors,
research and development activities or plans, new business ideas or other items
related to the Company's business practices. the Company also may make certain
of its personnel, consultants, affiliates and/or agents accessible to you.
Further, in your course of employment by the Company you may have access to
similar information, including information about individual patients, from
Company affiliates and/or customers. The above items and any and all data,
information or materials related thereto whether received orally or in writing
are collectively referred to, for convenience, as the "Information".

        With respect to any and all of the foregoing Information, at any
time provided by or obtained from the Company or any person or entity covered by
a confidentiality agreement with the Company, you will not copy, disseminate or
disclose to anyone or any entity, at any time, under any circumstances for any
purpose whatsoever other than as is reasonably required in the regular course of
your duties or as required by law, any of the Information without the Company's
prior consent. Notwithstanding the foregoing, the above shall not apply if, and
only if, one or more of the following are in effect:

12

       (a) the Information is clearly in the public domain at the time of disclosure; or

       (b) the Information becomes generally available to the public other than as a result of a breach of this Agreement.

       You further agree that at such time as your employment with the Company terminates, you will cease to make any use of the Information and you will return all of the Information to the Company. This confidentiality provision will continue in full force and effect in perpetuity.

   2.   INVENTION ASSIGNMENT.

       Whereas I will be participating in the preparation, writing, creation, or development of certain business ideas, strategies, analyses, reports, software, computer programs or other business activities collectively referred to as the "Work";

       (a) As an employee of the Company, any and all materials created by me relating to the Work shall be considered as a "work made for hire". Without limiting the foregoing, I hereby grant, transfer, assign, and convey to the Company, its successors and assigns, the entire title, right, interest, ownership and all subsidiary rights in and to the Work, all intellectual property rights relating to the Work, and all copyrights, trade or service marks, patents or other evidence of ownership and title pertaining to the Work, including but not limited to the right to secure copyright, trade or service mark or patent registration(s) in the Company' name as claimant and the right to secure renewals, reissues, and extensions of any such filings in the United States of America or any other country.

       (b) I acknowledge that the Company, in its sole discretion, shall determine whether copyright(s), trade or service mark(s) or patent registration(s) in the Work shall be filed and/or preserved and maintained or registered in the United States of America or any other country.

       (c) I confirm that by this instrument, the Company and its successors and assigns shall own the entire title, right and interest in and to the Work, including the right to reproduce, display publicly, prepare derivative Works from or distribute by sale, rental, lease lending or by other transfer of ownership even if the Work does not constitute a "Work made for hire" as defined in 17 U.S.C. Sections 101 and 201(b).

       (d) I agree to take all actions and cooperate as is necessary to protect the copyrights or other evidence of title in and to the Work and further agree to execute any document(s) that may be necessary to perfect the Company' ownership of copyrights, trade or service marks, patent(s) or other evidence of ownership and title in the Work and the registration thereof, without further compensation by the Company.

<Page>

       (e) I agree that all terms of this Agreement are applicable to each portion or part of the Work, as well as to the Work in its entirety.

       (f) Notwithstanding anything contained herein, the terms of this Agreement shall not apply to any invention for which no equipment, supplies, facility, time, proprietary or trade secret information of the Company was used and which can be demonstrated was developed entirely on my own time, at my own expense and which:(i) does not relate in any way to the business of the Company or to the Company's actual or demonstrably anticipated expansion research or development; and (ii) which does not result from any Work performed by me for the Company.

    3. REPRESENTATIONS OF EXECUTIVE.

       Executive represents and warrants that he is free to enter into this Agreement and that there are no preceding claims or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder.

    4. MISCELLANEOUS.

       (a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

       (b) This Agreement, together with the Employment and Non-Competition Agreements, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

       (c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

       (d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

       (e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose employ the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

       (f) The restrictions contained in this Agreement are necessary for the protection of the Company and are considered by the Executive to be reasonable for such

purpose. The Executive agrees that any breach of this Agreement is likely to cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, the Executive agrees that a remedy at law, in addition to such other remedies which may be available, may be inadequate.

        (g) This Agreement is governed by and will be construed as a sealed instrument under and in accordance with the laws of the Commonwealth of Pennsylvania. Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Agreement shall be arbitrated or commenced in a court, as and to the extent set forth in the Employment Agreement.

        The Executive understands that nothing in this Agreement shall otherwise affect the Executive's obligations under the Employment Agreement or the Non-Competition Agreement, each dated _____ between the Company and Executive.

By my signature below, I hereby agree to the above.

By:
  -----------------------   -------------------
  Name: Date

15

</TEXT>
</DOCUMENT>

=END DOCUMENT 6 ==================== (PD 2-JUN-2000 02:48:33)==2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
</TEXT>
</DOCUMENT>

=DOCUMENT 7 HEADER ================= (PD 2-JUN-2000 02:48:35)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   =================================Client Document:
=KWATERS===
<DOCUMENT>
 <TYPE> EX-10.10
 <DESCRIPTION> EX-10.10
 <FILENAME> ex-10_10.txt
<TEXT>

<Page>

EXHIBIT 10.10

EMPLOYMENT AGREEMENT
BY AND BETWEEN
CARESCIENCE, INC. AND ROBB L. TRETTER, ESQ.

WHEREAS Robb L. Tretter, Esq. (hereinafter "Executive") and
CareScience, Inc., a Pennsylvania corporation (hereinafter "Company"), desire
and intend to enter into an employment relationship, all as set forth below;

NOW THEREFORE, the parties hereto, in consideration of the promises and
mutual covenants and agreements contained herein, voluntarily and knowingly, and
intending to be legally bound hereby, covenant and agree as follows:

1.   EMPLOYMENT AND DUTIES.

(a) Company hereby employs Executive for the Term (as such
term is hereinafter defined) to render services to the Company as its General
Counsel. Executive shall have the overall charge of managing the legal affairs
of the Company and leading the deal-related aspects of the business development
process under the direction of the President. Executive shall also be involved
in other activities as directed by the President or Chief Executive Officer.
Unless otherwise agreed, Executive shall be based within the Philadelphia, PA
metropolitan area, but will be required to travel as part of his employment.
Executive hereby accepts such employment and agrees to render the services
described herein, all on the terms and conditions of this Agreement.

(b) Executive agrees to devote his entire working time,
attention and energies to the performance of the business of the Company and its
affiliates (as hereinafter defined); and Executive shall not, directly or
indirectly, alone or as a member of any partnership or other organization, or as
an officer, director or employee of any other corporation, partnership or other
organization, be actively engaged in or concerned with any other duties or
pursuits which, in the reasonable judgment of the Company, interfere with the
performance of his duties hereunder, or which, even if non-interfering, are
contrary to the best interests of the Company and its affiliates; PROVIDED,
HOWEVER, that Executive may invest his personal or family assets in such form or
manner as will not require any services on his part in the operation of the
affairs of the enterprises in which such investments are made and in which his
participation is solely that of a minority investor; FURTHER, PROVIDED, that the
Executive may engage in charitable, civic, fraternal or trade group activities,
so long as such activities shall not violate any provision of this Agreement or
interfere with his performance hereunder or compliance with the restrictions
contained herein. As used herein, the term "affiliate" means and includes any
person, corporation or other entity controlling, controlled by or under common
control with the Company.

2.   TERM OF EMPLOYMENT.

1

          The term of Executive's employment under this Agreement (the
"Term") will commence as of Executive's first day of full-time employment with
the Company on May 1, 2000 (the "Effective Date") and shall end on the third
anniversary hereof (the "Initial Term"). In the absence of a written notice from
either party stating its intent to allow this agreement to expire at the
conclusion of the Initial Term, this Agreement shall automatically renew for an
additional one (1) year period (an "Extension Term"). Thereafter, this
Agreement shall automaticlly renew for additional one (1) year periods in the
absence of at least six (6) months advance written notice by either party to the
end of any Extension Term.

          3.   COMPENSATION AND BENEFITS.

          (a) As compensation for the services to be rendered by
Executive hereunder, including all services to any subsidiary of the Company,
the Company agrees to pay or cause to be paid to Executive, during the first
year of the term of his Employment hereunder, an annual base salary of $135,000
(the "Base Salary"). For each subsequent year of the Term, the Base Salary will
be reviewed annually by the Company and may be increased, but may not be
decreased for subsequent years. Executive's Base Salary shall be payable in such
installments as is the policy of the Company generally with respect to employees
of the Company.

          (b) In addition to his Base Salary, Executive, shall be
awarded a stock option grant of 45,000 shares. Such shares shall vest in
accordance with the rules and provisions of the Company's 1995 Equity
Compensation Plan ("Option Plan") and as defined in and governed by the option
grant attached hereto as Exhibit C.

          Further, Executive shall be awarded a stock option grant of
20,000 shares under the Company's performance-based 1998 Time Accelerated
Restricted Stock Option Plan ("TARSOP"). Such shares shall vest in accordance
with the rules and provisions of the TARSOP and as defined in and governed by
the option grant attached hereto as Exhibit D.

          (c) The Company shall pay or reimburse Executive for all
reasonable expenses actually incurred or paid by him during the Term in the
performance of his services under this Agreement, upon presentation of expense
statements or vouchers or such other supporting information as it reasonably may
require. Such expenses may include Executive's actual moving-related expenses in
an amount not to exceed $5,000. Executive acknowledges that any such moving
expense reimbursement shall be reported as ordinary income on Executive's W-2
form.

          (d) Executive shall be eligible under any incentive plan,
stock option plan, bonus, profit participation, pension, group insurance or
other benefit plans (both qualified and non-qualified for federal tax purposes)
or other so-called "fringe" benefits, if any, which the Company generally
provides to its executives.

          (e) The Company shall provide to Executive and the members of
his immediate family, at the Company's expense, medical and dental insurance
covering its executives generally.

          (f) Executive shall be eligible under any group life and/or
disability insurance covering its executives generally.

                              2

(g) Executive shall be entitled to three weeks paid vacation plus all federal holidays, in each calendar year.

4.   CONFIDENTIALITY.

(a) Subject to the provisions below, Executive shall not, during the Term of this Agreement, or at any time following the expiration or termination of this Agreement, directly or indirectly, disclose or permit to be known (other than (i) as is reasonably required in the regular course of his duties, including disclosures to the Company's advisors and consultants, (ii) as required by law or (iii) with the prior written consent of the Company), to any person firm or corporation, any confidential information acquired by him during the course of or as an incident to, his employment or the rendering of services hereunder, relating to the Company or any of its subsidiaries, or any corporation, partnership or other entity owned or controlled, directly or indirectly, by or controlling the Company or its subsidiaries. Such confidential information shall include, but shall not be limited to, business affairs, proprietary technology, trade secrets, patented or copyrighted processes, research and development data, know-how, market studies and forecasts, competitive analyses, pricing policies, employee lists, personnel policies, the substance of agreements with customers, suppliers and others, marketing or dealership arrangements, servicing and training programs and arrangements, customer lists and any other documents embodying such confidential information. This confidentiality obligation shall not apply to any confidential information which becomes publicly available other than pursuant to a breach of this Section 4 by Executive or which was obtained from a third party not acquiring the information under an obligation of confidentiality from the disclosing party and intended for the benefit of the Company.

(b) All information and documents relating to the Company and its affiliates as hereinabove described shall be the exclusive property of the Company and upon termination of Executive's employment with the Company, all documents, records, reports, writings and other similar documents containing confidential information, including copies thereof, then in Executive's possession or control shall be returned and left with the Company.

5.   NON-COMPETITION.

As a condition precedent to this Agreement, Executive shall sign, contemporaneously with this Agreement, a Non-Competition Agreement in the form attached hereto as EXHIBIT A (the "Non-Competition Agreement").

6.   EQUITABLE REMEDIES AND ENFORCEABILITY OF COVENANTS.

(a) If Executive commits a breach, or threatens to commit a breach, of any of the provisions hereof or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements, it is acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

3

<Page>

          (b) If any of the covenants contained herein or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements, or any part hereof or thereof, is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect without regard to the invalid portions.

          (c) If any of the covenants contained herein or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements, or any part hereof or thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration, scope and/or areas of such provision and, in its reduced form, such provision shall then be enforceable.

          (d) The existence of any claim or cause of action by Executive against the Company or any affiliate of the Company shall not constitute a defense to the enforcement by the Company of the covenants contained herein, but such claim or cause of action shall be litigated separately.

    7. TERMINATION BY THE COMPANY.

      The Company may terminate Executive's employment under this Agreement upon written notice to Executive if any one or more of the following shall occur:

          (a) There exists Cause for termination. For the purposes of this Agreement, the term "Cause" means: (i) the failure by Executive to perform his duties or obligations hereunder (other than such failure resulting from Executive's incapacity due to illness or leaves of absence approved by the Company) PROVIDED such failure remains uncured for a period of 10 business days after written notice describing the same is received by Executive; (ii) Executive's conviction of any felonious crime or offense; (iii) the unauthorized securing by Executive of any personal profit in connection with the business of the Company or any of its subsidiaries; (iv) use of any unlawful controlled substance under any circumstances or the use of alcohol to the extent that it interferes with the performance of Executive's duties hereunder, or which, in the good faith opinion of the Company, are harmful to the Company; (v) the commission of any acts involving dishonesty or fraud, which, in the good faith opinion of the Company, are harmful to the Company; or (vi) any breach by Executive of the terms of Section 4 of this Agreement or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements; PROVIDED such breach continues uncured for 5 business days after written notice of such breach has been received by Executive from the Company.

          (b) Executive's death during the Term; PROVIDED, HOWEVER, that Executive's legal representatives shall be entitled to receive his Base Salary through the last day of the second month after the month in which his death occurs, along with any other compensation and benefits to which Executive and his legal representatives may be entitled under applicable plans, programs and agreements of the Company, including but not limited to, the proceeds of any applicable life insurance policies through the date of death.

<Page>

              (c) Executive shall become physically or mentally disabled so that he is unable to perform his services hereunder for a period of 90 consecutive days or 120 non-consecutive days in any 365 day period. Notwithstanding such disability, the Company shall continue to pay Executive his Base Salary through the date of such termination, along with any other compensation and benefits to which Executive and his legal representatives may be entitled under applicable plans, programs and agreements of the Company, including but not limited to, the proceeds of any applicable disability insurance policies also shall be paid through the date of such termination.

              (d) At the Company's sole discretion so long as Company pays to Executive an amount equal to 6 months Base Salary, along with any other compensation and benefits to which Executive may be entitled under applicable plans, PRO RATED through the end of such 6 month period (the sum of these amounts collectively defines the "Severance Amount"). Payment of such Severance Amount, if required, shall be made at the Company's option either (i) in equal monthly installments over the 6 months, or (ii) in a lump-sum payment promptly following the termination of Executive's employment equal to the then present value using a discount rate per annum determined by reference to the discount rate then published by the Pension Benefit Guaranty Corporation of the Severance Amount.

      8.   INVENTIONS DISCOVERED BY EXECUTIVE.

              As a condition precedent to this Agreement, Executive shall sign, contemporaneously with this Agreement, a Nondisclosure, Proprietary Information and Invention Assignment Agreement in the form attached hereto as EXHIBIT B (the "Nondisclosure, Proprietary Information and Invention Assignment Agreement").

      9.   REPRESENTATIONS AND AGREEMENTS OF EXECUTIVE.

              (a) Executive represents and warrants that he is free to enter into this Agreement and to perform the duties required hereunder, and that there are no employment contracts or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder or which would be harmful to the Company.

              (b) Executive agrees to submit to a medical examination and to cooperate and supply such other information and documents as may be required by any insurance company in connection with the Company's obtaining life insurance on the life of Executive, if the Company so desires, or any other type of insurance or fringe benefits as the Company shall determine from time to time to obtain.

      10.   ARBITRATION.

              Any controversy or claim arising out of or relating to this Agreement (or breach thereof) shall be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the rules then existing of the American Arbitration Association (three arbitrators), and judgment upon the

award rendered may be entered in any court having jurisdiction thereof.
Notwithstanding the foregoing, the Company, at its sole option, shall be
entitled to seek and obtain equitable relief from any court of competent
jurisdiction, including, without limitation, temporary, preliminary and
permanent injunctive relief and specific performance with respect to alleged
violations of Sections 4 and 5 of this Agreement, Section 1 of the
Non-Competition Agreement or under the Nondisclosure, Proprietary Information
and Invention Assignment Agreement, and the Company's pursuit of the remedies
described in Section 6 hereof in connection therewith. The parties shall be free
to pursue any remedy before the arbitration tribunal that they shall be
otherwise permitted to pursue in a court of competent jurisdiction. The award of
the arbitrators shall be final and binding and may be enforced by any court as
if it were a judgment of that court, and may include interest at a rate or rates
considered just under the circumstances by the arbitrators. The substantive law
of the Commonwealth of Pennsylvania shall be applied by the arbitrators to the
resolution of the dispute, provided that the arbitrators shall base their
decision on the express terms, covenants and conditions of this Agreement. The
arbitrators shall be required to produce a written decision setting forth the
reasons for the decision or award to be made. The parties agree that the
arbitrators shall have no power to alter or modify any express provision of this
Agreement or to render any award which, by its terms, effects any such
alteration or modification. Upon written demand to any party to the arbitration
for the production of documents and things reasonably related to the issues
being arbitrated, the party upon whom such demand is made shall promptly
produce, or make available for inspection and copying, such documents and things
without the necessity of any action by the arbitrators. The party which does not
prevail in the arbitration shall be responsible for all fees and expenses
incurred, including, without limitation, reasonable attorneys' fees, for both
parties.

        11.   NOTICES.

        All notices, requests, consents and other communications
required or permitted to be given hereunder shall be in writing and shall be
deemed to have been duly given if sent by private overnight mail service
(delivery confirmed by such service), registered or certified mail (return
receipt requested and received), telecopy (confirmed receipt by return fax from
the receiving party) or delivered personally, as follows (or to such other
address as either party shall designate by notice in writing to the other in
accordance herewith:

            If to the Company:
            CareScience, Inc.
            3600 Market Street, 6th Floor
            Philadelphia, PA 19104

            Attention: President
            Telephone: 215/387-9401
            Fax: 215/387-9406

                                6

= Document 7 == Page 7============== (PD 2-JUN-2000 02:48:35,MD 19-MAY-2000 02:10:57) [00PHI1086]EX10-10_1086-C========2013999=====
=Primary 00PHI1087 ===Profile: CARESCIENCE,INC.   ==============================Client Document: ==
=KWATERS===chksum 493934===

<Page>

```
              If to Executive:

              --------------------------
              --------------------------
              --------------------------
              --------------------------
              Attention: Robb L. Tretter
              Telephone:
                        ----------------
              Fax:
                  ----------------------
```

    12.   GENERAL.

        (a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and to be performed entirely in Pennsylvania.

        (b) This Agreement and the Exhibits attached hereto set forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. No representation, promise or inducement has been made by either party that is not embodied in this Agreement or any of the agreements referred to herein, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

        (c) This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of a party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by a party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, or any one or more continuing waivers of any such breach, shall constitute a waiver of the breach of any other term or covenant contained in this Agreement.

        (d) This Agreement shall be binding upon the legal representatives, heirs, distributes, successors and assigns of the parties hereto.

<center>7</center>

<Page>

             IN WITNESS WHEREOF, the parties have executed this Agreement
as of the date first above written.

CARESCIENCE, INC.

By:
  --------------------------------   --------------------
   Name: Date
   Title:

EXECUTIVE:

------------------------------------   --------------------
   Robb L. Tretter, Esq.   Date

                        8

EXHIBIT A
CARESCIENCE, INC. NON-COMPETITION AGREEMENT

CareScience, Inc., a Pennsylvania corporation (the "Company"), and Robb L. Tretter ("Executive"), contemporaneously with the execution of this Agreement are entering into an Employment Agreement of even date herewith (the "Employment Agreement"), pursuant to which, among other things, the Executive will be employed by the Company in the capacity of General Counsel. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given such terms in the Employment Agreement. In addition to the Company's desire to engage the Executive and the Executive's desire to serve the Company, under the terms and conditions of the Employment Agreement, the Executive understands that the Company wishes to ensure that the Executive does not compete with the Company, on the terms and conditions specified below and in the Employment Agreement, in the event the Executive's employment with the Company is terminated.

In consideration of the Company's employment of me and in order to induce the Company to employ me, the Company and Executive hereby agree as follows:

1. NON-COMPETITION; APPLICATION AND DURATION; NON-INTERFERENCE. The Executive will not, during the term of the Executive's employment by the Company and for a period of two years following the termination of employment (the term of Executive's employment and the two years following termination, the "Non-Competitive Period"):

(a) as owner, partner, joint venturer, stockholder, employee, broker, agent, principal, trustee, corporate officer, director, licensor, or in any capacity whatsoever engage in, become financially interested in, be employed by, or render any consultation or business advice with respect to any business which business is engaged in by the Company on the date hereof or during the course of Executive's employment or which business ("Company Business") is engaged in development or commercialization of any technologies or products related to the development of software and databases that transform data into tools to be used by managers in the health care information industry or the provision of services with respect thereto (collectively, "Health Care Decision Support"), in any geographic area where, during the time of Executive's employment, the business of the Company or any of its subsidiaries is being, had been or was proposed to be, conducted in any manner whatsoever, which technologies, products or services are (i) competitive with any Health Care Decision Support or other Company Business technology or application thereof or products based thereon designed, marketed, announced, leased or sold by the Company or any of its subsidiaries during the term of employment or at the time of the termination of the Executive's employment; or (ii) substantially similar to any technology or service involving Health Care Decision Support or other Company Business which the Company was designing, marketing, announcing, leasing or selling or proposing to design, market, lease or sell during the term of Executive's employment; or (iii) substantially similar to any technology or service involving Health Care Decision Support of which the Executive had knowledge at the time of the termination of the Executive's employment that the Company was proposing to design, market, announce, lease or sell; PROVIDED, HOWEVER, that the Executive may own any securities of a

1

corporation which is engaged in such business and is publicly owned and traded but in amount not to exceed at any one time one percent (1%) of any class of stock or securities of such company; PROVIDED FURTHER that Executive is not personally engaged in any way, directly or indirectly, in any scientific or business activity within such entity, which competes with the Company as described above.

(b) during the Non-Competitive Period, request or cause any suppliers or customers with whom the Company or any of its subsidiaries has a business relationship to cancel or terminate any such business relationship with the Company or any of its subsidiaries or solicit, interfere with or entice from the Company any employee (or former employee) of the Company;

(c) solicit, interfere with, hire, offer to hire, persuade or induce any person who is or was an officer, employee, customer or supplier of the Company or any of its subsidiaries or affiliates to discontinue his relationship with the Company or any of its subsidiaries or affiliates or accept employment by or enter into contractual relations for compensation with any other entity or person, or approach any such employee of the Company or any of its subsidiaries or affiliates for any such purpose or authorize or knowingly approve the taking of any such actions by any other individual or entity. The term "affiliate" shall mean any person or entity that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company.

2.   MISCELLANEOUS.

(a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(b) This Agreement, together with the Employment Agreement, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

(c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

(d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose employ the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

2

<Page>

       (f) The restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company and are considered by the Executive to be reasonable for such purpose. The Executive agrees that any breach of this Agreement is likely to cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, the Executive agrees that a remedy at law, in addition to such other remedies which may be available, may be inadequate.

       (g) This Agreement is governed by and will be construed as a sealed instrument under and in accordance with the laws of the Commonwealth of Pennsylvania. Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Agreement shall be arbitrated or commenced in a court, as and to the extent set forth in the Employment Agreement.

      The Executive understands that nothing in this Agreement shall otherwise affect the Executive's obligations under the Employment Agreement or the Non-Disclosure, Proprietary Information and Invention Assignment Agreement, each dated AS OF THE DATE HEREOF.between the Company and Executive.

In WHITNESS WHEREOF, the parties have executed this Agreement as of the date below.

Dated: By:
    ----------------   --------------------------

CARESCIENCE, INC.

By:

Name:
Title:

3

EXHIBIT B
CARESCIENCE, INC. NONDISCLOSURE, PROPRIETARY INFORMATION AND INVENTION
ASSIGNMENT AGREEMENT

CareScience, Inc., a Pennsylvania corporation (the "Company"), and Robb L. Tretter ("Executive"), contemporaneously with the execution of this Agreement are entering into an Employment Agreement of even date herewith (the "Employment Agreement"), pursuant to which, among other things, the Executive will be employed by the Company in the capacity of General Counsel. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given such terms in the Employment Agreement. In addition to the Company's desire to engage the Executive and the Executive's desire to serve the Company, under the terms and conditions of the Employment Agreement, the Executive understands that the Company wishes to ensure that the Executive does not breach any confidentiality provisions of the Company and that all right, title and interest in and to any inventions of Executive made during the term of his employment by the Company are and remain the exclusive property of the Company.

In consideration for, and in order to induce my employment by the Company, I hereby agree as follows:

1.   CONFIDENTIALITY.

From time to time, before and after the date hereof, the Company may disclose to you certain of its proprietary and/or confidential information including, but not limited to: company know-how, techniques and methodology(ies), statistical information, sample reports, software code and/or algorithms, or, among other things, patient referral sources, physician and/or contracting relationships, business plans or notes, drawings, price lists, the substance of agreements between the Company and its customers or distributors, research and development activities or plans, new business ideas or other items related to the Company's business practices. The Company also may make certain of its personnel, consultants, affiliates and/or agents accessible to you. Further, in your course of employment by the Company you may have access to similar information, including information about individual patients, from Company affiliates and/or customers. The above items and any and all data, information or materials related thereto whether received orally or in writing are collectively referred to, for convenience, as the "Information".

With respect to any and all of the foregoing Information, at any time provided by or obtained from the Company or any person or entity covered by a confidentiality agreement with the Company, you will not copy, disseminate or disclose to anyone or any entity, at any time, under any circumstances for any purpose whatsoever other than as is reasonably required in the regular course of your duties or as required by law, any of the Information without the Company's prior consent. Notwithstanding the foregoing, the above shall not apply if, and only if, one or more of the following are in effect:

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        (a) the Information is clearly in the public domain at the time of disclosure; or

        (b) the Information becomes generally available to the public other than as a result of a breach of this Agreement.

You further agree that at such time as your employment with the Company terminates, you will cease to make any use of the Information and you will return all of the Information to the Company. This confidentiality provision will continue in full force and effect in perpetuity.

2.   INVENTION ASSIGNMENT.

Whereas I will be participating in the preparation, writing, creation, or development of certain business ideas, strategies, analyses, reports, software, computer programs or other business activities collectively referred to as the "Work";

(a) As an employee of the Company, any and all materials created by me relating to the Work shall be considered as a "work made for hire". Without limiting the foregoing, I hereby grant, transfer, assign, and convey to the Company, its successors and assigns, the entire title, right, interest, ownership and all subsidiary rights in and to the Work, all intellectual property rights relating to the Work, and all copyrights, trade or service marks, patents or other evidence of ownership and title pertaining to the Work, including but not limited to the right to secure copyright, trade or service mark or patent registration(s) in the Company' name as claimant and the right to secure renewals, reissues, and extensions of any such filings in the United States of America or any other country.

(b) I acknowledge that the Company, in its sole discretion, shall determine whether copyright(s), trade or service mark(s) or patent registration(s) in the Work shall be filed and/or preserved and maintained or registered in the United States of America or any other country.

(c) I confirm that by this instrument, the Company and its successors and assigns shall own the entire title, right and interest in and to the Work, including the right to reproduce, display publicly, prepare derivative Works from or distribute by sale, rental, lease lending or by other transfer of ownership even if the Work does not constitute a "Work made for hire" as defined in 17 U.S.C. Sections 101 and 201(b).

(d) I agree to take all actions and cooperate as is necessary to protect the copyrights or other evidence of title in and to the Work and further agree to execute any document(s) that may be necessary to perfect the Company' ownership of copyrights, trade or service marks, patent(s) or other evidence of ownership and title in the Work and the registration thereof, without further compensation by the Company.

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(e) I agree that all terms of this Agreement are applicable to each portion or part of the Work, as well as to the Work in its entirety.

(f) Notwithstanding anything contained herein, the terms of this Agreement shall not apply to any invention for which no equipment, supplies, facility, time, proprietary or trade secret information of the Company was used and which can be demonstrated was developed entirely on my own time, at my own expense and which: (i) does not relate in any way to the business of the Company or to the Company's actual or demonstrably anticipated expansion research or development; and (ii) which does not result from any Work performed by me for the Company.

3.   REPRESENTATIONS OF EXECUTIVE.

Executive represents and warrants that he is free to enter into this Agreement and that there are no preceding claims or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder.

4.   MISCELLANEOUS.

(a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(b) This Agreement, together with the Employment and Non-Competition Agreements, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

(c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

(d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose employ the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

(f) The restrictions contained in this Agreement are necessary for the protection of the Company and are considered by the Executive to be reasonable for such

3

purpose. The Executive agrees that any breach of this Agreement is likely to cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, the Executive agrees that a remedy at law, in addition to such other remedies which may be available, may be inadequate.

(g) This Agreement is governed by and will be construed as a sealed instrument under and in accordance with the laws of the Commonwealth of Pennsylvania. Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Agreement shall be arbitrated or commenced in a court, as and to the extent set forth in the Employment Agreement.

The Executive understands that nothing in this Agreement shall otherwise affect the Executive's obligations under the Employment Agreement or the Non-Competition Agreement, each dated as of the date hereof between the Company and Executive.

By my signature below, I hereby agree to the above.

By:
    ------------------------------   ------------------
    Name: Date

CareScience, Inc.

By:

Title:

</TEXT>
</DOCUMENT>

<DOCUMENT>
 <TYPE> EX-10.11
 <DESCRIPTION> EX-10.11
 <FILENAME> ex-10_11.txt
<TEXT>

<Page>

EXHIBIT 10.11

EMPLOYMENT AGREEMENT
BY AND BETWEEN
CARE MANAGEMENT SCIENCE CORPORATION AND TOM ZAJAC

WHEREAS Tom Zajac (hereinafter "Executive") and Care Management Science Corporation, a Pennsylvania corporation (hereinafter "Company") desire and intend to enter into an employment relationship, all as set forth below;

NOW THEREFORE, the parties hereto, in consideration of the promises and mutual covenants and agreements contained herein, voluntarily and knowingly, and intending to be legally bound hereby, covenant and agree as follows:

1. EMPLOYMENT AND DUTIES.

(a) Company hereby employs Executive for the Term (as such term is hereinafter defined) to render services to the Company as its Chief Operating Officer. Executive shall have the overall charge of the Company's CaduCIS.com Division and its Sales Department. Executive shall also be involved in business development, marketing and other activities as directed by the Chief Executive Officer. Within a reasonable period of time, and in any event no later than nine (9) months from the signing of this Agreement, Executive shall be based full-time within the Philadelphia, PA metropolitan area, but will be required to travel as part of his employment. During the transition period from his current residence to his permanent Philadelphia residence, Executive shall nonetheless be available on a regular basis at the Philadelphia office through frequent travel and temporary living arrangements in Philadelphia. Executive hereby accepts such employment and agrees to render the services described herein, all on the terms and conditions of this Agreement.

(b) Executive agrees to devote his entire working time, attention and energies to the performance of the business of the Company and its affiliates (as hereinafter defined); and Executive shall not, directly or indirectly, alone or as a member of any partnership or other organization, or as an officer, director or employee of any other corporation, partnership or other organization, be actively engaged in or concerned with any other duties or pursuits which, in the reasonable judgment of the Company, interfere with the performance of his duties hereunder, or which, even if non-interfering, are contrary to the best interests of the Company and its affiliates; PROVIDED, HOWEVER, that Executive may invest his personal or family assets in such form or manner as will not require any services on his part in the operation of the affairs of the enterprises in which such investments are made and in which his participation is solely that of a minority investor; FURTHER, PROVIDED, that the Executive may engage in charitable, civic, fraternal or trade group activities, so long as such activities shall not violate any provision of this Agreement or interfere with his performance hereunder or compliance with the restrictions contained herein. As used herein, the term "affiliate" means and includes any person, corporation or other entity controlling, controlled by or under common control with the Company.

1

2.   TERM OF EMPLOYMENT.

         The term of Executive's employment under this Agreement (the
"Term", collectively the Initial Term and any Extension Term(s)) will commence
as of Executive's first day of full-time employment with the Company (the
"Effective Date") and shall end on the third anniversary thereof (the "Initial
Term"). The Effective date shall be no later than November 1, 1999. In the
absence of a written notice from either party stating its intent to allow this
agreement to expire at the conclusion of the Initial Term, this Agreement shall
automatically renew for an additional one (1) year period (an "Extension Term").
Thereafter, this Agreement shall automatically renew for additional one (1) year
periods in the absence of at least six (6) months advance written notice by
either party prior to the end of any Extension Term.

3.   COMPENSATION AND BENEFITS.

         (a) As compensation for the services to be rendered by Executive
hereunder, including all services to any subsidiary of the Company, the Company
agrees to pay or cause to be paid to Executive, during the first year of the
term of his Employment hereunder, an annual base salary of $225,000 (the "Base
Salary"). For each subsequent year of the Term, the Base Salary will be reviewed
annually by the Company and may be increased, but may not be decreased for
subsequent years. Executive's Base Salary shall be payable in such installments
as is the policy of the Company generally with respect to employees of the
Company.

         (b) In addition to his Base Salary, Executive, within a
reasonable period of time and coincident with the adoption of a company stock
option plan ("Option Plan"), shall be awarded a stock option grant representing
the number of shares equal to a 2.0% ownership of the company at the time of the
award. Such shares shall vest in accordance with the rules and provisions of the
Option Plan and shall be governed by the option grant attached hereto as Exhibit
3(b).

         Further, Executive shall be awarded stock option grants under the
Company's performance-based Senior Management Incentive Stock Option Plan as
follows: option shares equal to 1.0% of the company's fully-diluted common stock
(at $2.59 per share) vesting in accordance with the performance-based Senior
Management Incentive Stock Option Plan in an "all-or-none" fashion at
December 31, 2000 (0.50%) and December 31, 2001 (0.50%) respectively upon the
attainment of performance goals as defined in the performance-based Senior
Management Incentive Stock Option Plan.

         (c) The Company shall pay or reimburse Executive for all
reasonable expenses actually incurred or paid by him during the Term in the
performance of his services under this Agreement, upon presentation of expense
statements or vouchers or such other supporting information as it reasonably may
require. Such reimbursement shall include temporary living expenses in an amount
not to exceed $15,000, and moving and relocation expenses not to exceed $45,000.

2

(d) Executive shall be eligible under any incentive plan, stock
option plan, bonus, profit participation, pension, group insurance or other
benefit plans (both qualified and non-qualified for federal tax purposes) or
other so-called "fringe" benefits, if any, which the Company generally provides
to its executives. Notwithstanding the foregoing, Executive shall be awarded a
bonus of no less than $25,000, upon the first and second anniversaries of this
Agreement.

(e) The Company shall provide to Executive and the members of his
immediate family, at the Company's expense, medical and dental insurance
covering its executives generally. Further, until such time as Executive
relocates his family to Philadelphia, the Company will reimburse Executive for
his actual out-of-pocket COBRA expense.

(f) Executive shall be eligible under any group life and/or
disability insurance covering its executives generally.

(g) Executive shall be entitled to four weeks paid vacation plus
all federal holidays, in each calendar year. Notwithstanding the foregoing,
Executive represents that he will not take any extended vacations during at
least the first nine (9) months of this Agreement.

4.   CONFIDENTIALITY.

(a) Subject to the provisions below, Executive shall not, during
the Term of this Agreement, or at any time following the expiration or
termination of this Agreement, directly or indirectly, disclose or permit to be
known (other than (i) as is reasonably required in the regular course of his
duties, including disclosures to the Company's advisors and consultants, (ii) as
required by law or (iii) with the prior written consent of the Company), to any
person firm or corporation, any confidential information acquired by him during
the course of or as an incident to, his employment or the rendering of services
hereunder, relating to the Company or any of its subsidiaries, or any
corporation, partnership or other entity owned or controlled, directly or
indirectly, by or controlling the Company or its subsidiaries. Such confidential
information shall include, but shall not be limited to, business affairs,
proprietary technology, trade secrets, patented or copyrighted processes,
research and development data, know-how, market studies and forecasts,
competitive analyses, pricing policies, employee lists, personnel policies, the
substance of agreements with customers, suppliers and others, marketing or
dealership arrangements, servicing and training programs and arrangements,
customer lists and any other documents embodying such confidential information.
This confidentiality obligation shall not apply to any confidential information
which becomes publicly available other than pursuant to a breach of this Section
4 by Executive or which was obtained from a third party not acquiring the
information under an obligation of confidentiality from the disclosing party and
intended for the benefit of the Company.

(b) All information and documents relating to the Company and its
affiliates as hereinabove described shall be the exclusive property of the
Company and upon termination of Executive's employment with the Company, all
documents, records, reports, writings and other similar documents containing
confidential information, including copies thereof, then in Executive's
possession or control shall be returned and left with the Company.

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5.   NON-COMPETITION.

As a condition precedent to this Agreement, Executive shall sign, contemporaneously with this Agreement, a Non-Competition Agreement in the form attached hereto as EXHIBIT 5, (the "Non-Competition Agreement").

6.   EQUITABLE REMEDIES AND ENFORCEABILITY OF COVENANTS.

(a) If Executive commits a breach, or threatens to commit a breach, of any of the provisions hereof or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements, it is acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

(b) If any of the covenants contained herein or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements, or any part hereof or thereof, is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect without regard to the invalid portions.

(c) If any of the covenants contained herein or under the Non-Competition or Nondisclosure, Proprietary Information and Invention Assignment Agreements, or any part hereof or thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration, scope and/or areas of such provision and, in its reduced form, such provision shall then be enforceable.

(d) The existence of any claim or cause of action by Executive against the Company or any affiliate of the Company shall not constitute a defense to the enforcement by the Company of the covenants contained herein, but such claim or cause of action shall be litigated separately.

7.   TERMINATION BY THE COMPANY.

The Company may terminate Executive's employment under this Agreement upon written notice to Executive if any one or more of the following shall occur:

(a) There exists Cause for termination. For the purposes of this Agreement, the term "Cause" means: (i) the failure by Executive to perform his duties or obligations hereunder (other than such failure resulting from Executive's incapacity due to illness or leaves of absence approved by the Company) PROVIDED such failure remains uncured for a period of 10 business days after written notice describing the same is received by Executive; (ii) Executive's conviction of any felonious crime or offense; (iii) the unauthorized securing by Executive of any personal profit in connection with the business of the Company or any of its subsidiaries; (iv) use of any unlawful

4

<Page>

controlled substance under any circumstances or the use of alcohol to the extent
that it interferes with the performance of Executive's duties hereunder, or
which, in the good faith opinion of the Company, are harmful to the Company; (v)
the commission of any acts involving dishonesty or fraud, which, in the good
faith opinion of the Company, are harmful to the Company; or (vi) any breach by
Executive of the terms of Section 4 of this Agreement or under the
Non-Competition or Nondisclosure, Proprietary Information and Invention
Assignment Agreements; PROVIDED such breach continues uncured for 5 business
days after written notice of such breach has been received by Executive from the
Company.

          (b) Executive's death during the Term; PROVIDED, HOWEVER, that
Executive's legal representatives shall be entitled to receive his Base Salary
through the last day of the second month after the month in which his death
occurs, along with any other compensation and benefits to which Executive and
his legal representatives may be entitled under applicable plans, programs and
agreements of the Company, including but not limited to, the proceeds of any
applicable life insurance policies through the date of death.

          (c) Executive shall become physically or mentally disabled so
that he is unable to perform his services hereunder for a period of 90
consecutive days or 120 non-consecutive days in any 365 day period.
Notwithstanding such disability, the Company shall continue to pay Executive his
Base Salary through the date of such termination, along with any other
compensation and benefits to which Executive and his legal representatives may
be entitled under applicable plans, programs and agreements of the Company,
including but not limited to, the proceeds of any applicable disability
insurance policies also shall be paid through the date of such termination.

          (d) At the Company's sole discretion so long as Company pays to
Executive an amount equal to (i) the lesser of 9 (nine) months Base Salary or
(ii) the Base Salary for the remaining term of this Agreement, along with any
other compensation and benefits to which Executive may be entitled under
applicable plans, PRO RATED through the date of Executive's termination of
employment (the sum of these amounts collectively defines the "Severance
Amount"). Payment of such Severance Amount, if required, shall be made at the
Company's option either (i) in equal monthly installments over the lesser of 9
(nine) months or the remaining term of this Agreement as the case may be, or
(ii) in a lump-sum payment promptly following the termination of Executive's
employment equal to the then present value using a discount rate per annum
determined by reference to the discount rate then published by the Pension
Benefit Guaranty Corporation of the Severance Amount.

     8.   INVENTIONS DISCOVERED BY EXECUTIVE.

          As a condition precedent to this Agreement, Executive shall sign,
contemporaneously with this Agreement, a Nondisclosure, Proprietary Information
and Invention Assignment Agreement in the form attached hereto as EXHIBIT 8 (the
"Nondisclosure, Proprietary Information and Invention Assignment Agreement").

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9.   REPRESENTATIONS AND AGREEMENTS OF EXECUTIVE.

        (a) Executive represents and warrants that he is free to enter
into this Agreement and to perform the duties required hereunder, and that there
are no employment contracts or understandings, restrictive covenants or other
restrictions, whether written or oral, preventing the performance of his duties
hereunder or which would be harmful to the Company.

        (b) Executive agrees to submit to a medical examination and to
cooperate and supply such other information and documents as may be required by
any insurance company in connection with the Company's obtaining life insurance
on the life of Executive, if the Company so desires, or any other type of
insurance or fringe benefits as the Company shall determine from time to time to
obtain.

    10. ARBITRATION.

        Any controversy or claim arising out of or relating to this
Agreement (or breach thereof) shall be settled by arbitration in Philadelphia,
Pennsylvania, in accordance with the rules then existing of the American
Arbitration Association (three arbitrators), and judgment upon the award
rendered may be entered in any court having jurisdiction thereof.
Notwithstanding the foregoing, the Company, at its sole option, shall be
entitled to seek and obtain equitable relief from any court of competent
jurisdiction, including, without limitation, temporary, preliminary and
permanent injunctive relief and specific performance with respect to alleged
violations of Sections 4 and 5 of this Agreement, Section 1 of the
Non-Competition Agreement or under the Nondisclosure Proprietary Information and
Invention Assignment Agreement, and the Company's pursuit of the remedies
described in Section 6 hereof in connection therewith. The parties shall be free
to pursue any remedy before the arbitration tribunal that they shall be
otherwise permitted to pursue in a court of competent jurisdiction. The award of
the arbitrators shall be final and binding and may be enforced by any court as
if it were a judgment of that court, and may include interest at a rate or rates
considered just under the circumstances by the arbitrators. The substantive law
of the Commonwealth of Pennsylvania shall be applied by the arbitrators to the
resolution of the dispute, provided that the arbitrators shall base their
decision on the express terms, covenants and conditions of this Agreement. The
arbitrators shall be required to produce a written decision setting forth the
reasons for the decision or award to be made. The parties agree that the
arbitrators shall have no power to alter or modify any express provision of this
Agreement or to render any award which, by its terms, effects any such
alteration or modification. Upon written demand to any party to the arbitration
for the production of documents and things reasonably related to the issues
being arbitrated, the party upon whom such demand is made shall promptly
produce, or make available for inspection and copying, such documents and things
without the necessity of any action by the arbitrators. The party which does not
prevail in the arbitration shall be responsible for all fees and expenses
incurred, including, without limitation, reasonable attorneys' fees, for both
parties.

                                    6

11. NOTICES.

         All notices, requests, consents and other communications required
or permitted to be given hereunder shall be in writing and shall be deemed to
have been duly given if sent by private overnight mail service (delivery
confirmed by such service), registered or certified mail (return receipt
requested and received), telecopy (confirmed receipt by return fax from the
receiving party) or delivered personally, as follows (or to such other address
as either party shall designate by notice in writing to the other in accordance
herewith:

         If to the Company:
         Care Management Science Corporation
         3600 Market Street, 6th Floor
         Philadelphia, PA 19104
         Attention: President
         Telephone: 215/387-9401
         Fax: 215/387-9406

         If to Executive:
         35 Aldrich Road
         Canton, MA, 02021
         Attention: Tom Zajac
         Telephone: 617-308-8297
         Fax: 781-575-1244

12. GENERAL.

         (a) This Agreement shall be governed by and construed and
enforced in accordance with the laws of the Commonwealth of Pennsylvania
applicable to agreements made and to be performed entirely in Pennsylvania.

         (b) This Agreement and the Exhibits attached hereto set forth the
entire agreement and understanding of the parties relating to the subject matter
hereof, and supersedes all prior agreements, arrangements and understandings,
written or oral, relating to the subject matter hereof. No representation,
promise or inducement has been made by either party that is not embodied in this
Agreement or any of the agreements referred to herein, and neither party shall
be bound by or liable for any alleged representation, promise or inducement not
so set forth.

         (c) This Agreement may be amended, modified, superseded,
canceled, renewed or extended, and the terms or covenants hereof may be waived,
only by a written instrument executed by the parties hereto, or in the case of a
waiver, by the party waiving compliance. The failure of a party at any time or
times to require performance of any provision hereof shall in no manner affect
the right at a later time to enforce the same. No waiver by a party of the
breach of any term or covenant contained in this Agreement, whether by conduct
or otherwise, or any one or more continuing waivers of any such breach, shall
constitute a waiver of the breach of any other term or covenant contained in
this Agreement.

          (d) This Agreement shall be binding upon the legal
representatives, heirs, distributes, successors and assigns of the parties
hereto.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of
the date first above written.

CARE MANAGEMENT SCIENCE CORPORATION

By:
   ------------------------------   -------------------------
   Name: Date
   Title:

EXECUTIVE:

   ------------------------------   -------------------------
       Tom Zajac   Date

                              8

EXHIBIT 5
CARE MANAGEMENT SCIENCE CORPORATION NON-COMPETITION AGREEMENT

Care Management Science Corporation, a Pennsylvania corporation (the "Company") and Tom Zajac ("Executive"), contemporaneously with the execution of this Agreement are entering into an Employment Agreement of even date herewith (the "Employment Agreement"), pursuant to which, among other things, the Executive will be employed by the Company in the capacity of Chief Operating Officer. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given such terms in the Employment Agreement. In addition to the Company's desire to engage the Executive and the Executive's desire to serve the Company, under the terms and conditions of the Employment Agreement, the Executive understands that the Company wishes to ensure that the Executive does not compete with the Company, on the terms and conditions specified below and in the Employment Agreement, in the event the Executive's employment with the Company is terminated.

In consideration of the Company's employment of me and in order to induce the Company to employ me, the Company and Executive hereby agree as follows:

1.   NON-COMPETITION; APPLICATION AND DURATION; NON-INTERFERENCE. The Executive will not, during the term of the Executive's employment by the Company and for a period of two years following the termination of employment (the term of Executive's employment and the two years following termination, the "Non-Competitive Period"):

(a) as owner, partner, joint venturer, stockholder, employee, broker, agent, principal, trustee, corporate officer, director, licensor, or in any capacity whatsoever engage in, become financially interested in, be employed by, or render any consultation or business advice with respect to any business which business is engaged in by the Company on the date hereof or during the course of Executive's employment or which business ("Company Business") is engaged in development or commercialization of any technologies or products related to the development of software and databases that transform data into tools to be used by managers in the health care information industry or the provision of services with respect thereto (collectively, "Health Care Decision Support"), in any geographic area where, during the time of Executive's employment, the business of the Company or any of its subsidiaries is being, had been or was proposed to be, conducted in any manner whatsoever, which technologies, products or services are (i) competitive with any Health Care Decision Support or other Company Business technology or application thereof or products based thereon designed, marketed, announced, leased or sold by the Company or any of its subsidiaries during the term of employment or at the time of the termination of the Executive's employment; or (ii) substantially similar to any technology or service involving Health Care Decision Support or other Company Business which the Company was designing, marketing, announcing, leasing or selling or proposing to design, market, lease or sell during the term of Executive's employment; or (iii) substantially similar to any technology or service involving Health Care Decision Support of which the Executive had knowledge at the time of the termination of the Executive's employment that the Company was proposing to design, market, announce, lease or sell; PROVIDED, HOWEVER, that the Executive may own any securities of a

9

corporation which is engaged in such business and is publicly owned and traded but in amount not to exceed at any one time one percent (1%) of any class of stock or securities of such company; PROVIDED FURTHER that Executive is not personally engaged in any way, directly or indirectly, in any scientific or business activity within such entity, which competes with the Company as described above.

(b) during the Non-Competitive Period, request or cause any suppliers or customers with whom the Company or any of its subsidiaries has a business relationship to cancel or terminate any such business relationship with the Company or any of its subsidiaries or solicit, interfere with or entice from the Company any employee (or former employee) of the Company;

(c) solicit, interfere with, hire, offer to hire, persuade or induce any person who is or was an officer, employee, customer or supplier of the Company or any of its subsidiaries or affiliates to discontinue his relationship with the Company or any of its subsidiaries or affiliates or accept employment by or enter into contractual relations for compensation with any other entity or person, or approach any such employee of the Company or any of its subsidiaries or affiliates for any such purpose or authorize or knowingly approve the taking of any such actions by any other individual or entity. The term "affiliate" shall mean any person or entity that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company.

2. MISCELLANEOUS.

(a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(b) This Agreement, together with the Employment Agreement, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

(c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

(d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose employ the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

10

        (f) The restrictions contained in this Agreement are necessary
for the protection of the business and goodwill of the Company and are
considered by the Executive to be reasonable for such purpose. The Executive
agrees that any breach of this Agreement is likely to cause the Company
substantial and irrevocable damage and therefore, in the event of any such
breach, the Executive agrees that a remedy at law, in addition to such other
remedies which may be available, may be inadequate.

        (g) This Agreement is governed by and will be construed as a
sealed instrument under and in accordance with the laws of the Commonwealth of
Pennsylvania. Any action, suit, or other legal proceeding which is commenced to
resolve any matter arising under or relating to any provision of this Agreement
shall be arbitrated or commenced in a court, as and to the extent set forth in
the Employment Agreement.

      The Executive understands that nothing in this Agreement shall
otherwise affect the Executive's obligations under the Employment Agreement or
the Non-Disclosure, Proprietary Information and Invention Assignment Agreement,
each dated _____ between the Company and Executive.

Dated: By:
    ----------------------   -----------------------------

CARE MANAGEMENT SCIENCE CORPORATION

By:

   Name:
   Title:

                          11

EXHIBIT 8
CARE MANAGEMENT SCIENCE CORPORATION NONDISCLOSURE, PROPRIETARY INFORMATION
AND INVENTION ASSIGNMENT AGREEMENT

Care Management Science Corporation, a Pennsylvania corporation (the
"Company") and Tom Zajac ("Executive"), contemporaneously with the execution of
this Agreement are entering into an Employment Agreement of even date herewith
(the "Employment Agreement"), pursuant to which, among other things, the
Executive will be employed by the Company in the capacity of Chief Operating
Officer. Capitalized terms used in this Agreement and not otherwise defined
herein shall have the meanings given such terms in the Employment Agreement. In
addition to the Company's desire to engage the Executive and the Executive's
desire to serve the Company, under the terms and conditions of the Employment
Agreement, the Executive understands that the Company wishes to ensure that the
Executive does not breach any confidentiality provisions of the Company and that
all right, title and interest in and to any inventions of Executive made during
the term of his employment by the Company are and remain the exclusive property
of the Company.

In consideration for, and in order to induce my employment by the
Company, I hereby agree as follows:

1.   CONFIDENTIALITY.

From time to time, before and after the date hereof, the Company
may disclose to you certain of its proprietary and/or confidential information
including, but not limited to: company know-how, techniques and
methodology(ies), statistical information, sample reports, software code and/or
algorithms, or, among other things, patient referral sources, physician and/or
contracting relationships, business plans or notes, drawings, price lists, the
substance of agreements between the Company and its customers or distributors,
research and development activities or plans, new business ideas or other items
related to the Company's business practices. the Company also may make certain
of its personnel, consultants, affiliates and/or agents accessible to you.
Further, in your course of employment by the Company you may have access to
similar information, including information about individual patients, from
Company affiliates and/or customers. The above items and any and all data,
information or materials related thereto whether received orally or in writing
are collectively referred to, for convenience, as the "Information".

With respect to any and all of the foregoing Information, at any
time provided by or obtained from the Company or any person or entity covered by
a confidentiality agreement with the Company, you will not copy, disseminate or
disclose to anyone or any entity, at any time, under any circumstances for any
purpose whatsoever other than as is reasonably required in the regular course of
your duties or as required by law, any of the Information without the Company's
prior consent. Notwithstanding the foregoing, the above shall not apply if, and
only if, one or more of the following are in effect:

12

<Page>

(a) the Information is clearly in the public domain at the time of disclosure; or

(b) the Information becomes generally available to the public other than as a result of a breach of this Agreement.

You further agree that at such time as your employment with the Company terminates, you will cease to make any use of the Information and you will return all of the Information to the Company. This confidentiality provision will continue in full force and effect in perpetuity.

2.   INVENTION ASSIGNMENT.

Whereas I will be participating in the preparation, writing, creation, or development of certain business ideas, strategies, analyses, reports, software, computer programs or other business activities collectively referred to as the "Work";

(a) As an employee of the Company, any and all materials created by me relating to the Work shall be considered as a "work made for hire". Without limiting the foregoing, I hereby grant, transfer, assign, and convey to the Company, its successors and assigns, the entire title, right, interest, ownership and all subsidiary rights in and to the Work, all intellectual property rights relating to the Work, and all copyrights, trade or service marks, patents or other evidence of ownership and title pertaining to the Work, including but not limited to the right to secure copyright, trade or service mark or patent registration(s) in the Company' name as claimant and the right to secure renewals, reissues, and extensions of any such filings in the United States of America or any other country.

(b) I acknowledge that the Company, in its sole discretion, shall determine whether copyright(s), trade or service mark(s) or patent registration(s) in the Work shall be filed and/or preserved and maintained or registered in the United States of America or any other country.

(c) I confirm that by this instrument, the Company and its successors and assigns shall own the entire title, right and interest in and to the Work, including the right to reproduce, display publicly, prepare derivative Works from or distribute by sale, rental, lease lending or by other transfer of ownership even if the Work does not constitute a "Work made for hire" as defined in 17 U.S.C. Sections 101 and 201(b).

(d) I agree to take all actions and cooperate as is necessary to protect the copyrights or other evidence of title in and to the Work and further agree to execute any document(s) that may be necessary to perfect the Company' ownership of copyrights, trade or service marks, patent(s) or other evidence of ownership and title in the Work and the registration thereof, without further compensation by the Company.

13

        (e) I agree that all terms of this Agreement are applicable to each portion or part of the Work, as well as to the Work in its entirety.

        (f) Notwithstanding anything contained herein, the terms of this Agreement shall not apply to any invention for which no equipment, supplies, facility, time, proprietary or trade secret information of the Company was used and which can be demonstrated was developed entirely on my own time, at my own expense and which:(i) does not relate in any way to the business of the Company or to the Company's actual or demonstrably anticipated expansion research or development; and (ii) which does not result from any Work performed by me for the Company.

    3. REPRESENTATIONS OF EXECUTIVE.

        Executive represents and warrants that he is free to enter into this Agreement and that there are no preceding claims or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of his duties hereunder.

    4. MISCELLANEOUS.

        (a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

        (b) This Agreement, together with the Employment and Non-Competition Agreements, supersedes all prior agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

        (c) This Agreement will be binding upon the Executive's heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

        (d) No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

        (e) The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate thereof to whose employ the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

        (f) The restrictions contained in this Agreement are necessary for the protection of the Company and are considered by the Executive to be reasonable for such

purpose. The Executive agrees that any breach of this Agreement is likely to
cause the Company substantial and irrevocable damage and therefore, in the event
of any such breach, the Executive agrees that a remedy at law, in addition to
such other remedies which may be available, may be inadequate.

        (g) This Agreement is governed by and will be construed as a
sealed instrument under and in accordance with the laws of the Commonwealth of
Pennsylvania. Any action, suit, or other legal proceeding which is commenced to
resolve any matter arising under or relating to any provision of this Agreement
shall be arbitrated or commenced in a court, as and to the extent set forth in
the Employment Agreement.

      The Executive understands that nothing in this Agreement shall
otherwise affect the Executive's obligations under the Employment Agreement or
the Non-Competition Agreement, each dated _____ between
the Company and Executive.

By my signature below, I hereby agree to the above.

By:
  ------------------------------   ----------------------
   Name: Date

15

</TEXT>
</DOCUMENT>

=END DOCUMENT 8 ==================== (PD 2-JUN-2000 02:48:38)==2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
</TEXT>
</DOCUMENT>

<DOCUMENT>
 <TYPE> EX-10.12
 <DESCRIPTION> EX-10.12
 <FILENAME> ex-10_12.txt
<TEXT>

<Page>

EXHIBIT 10.12

REGISTRATION RIGHTS AGREEMENT

among

CARE MANAGEMENT SCIENCE CORPORATION

J. H. WHITNEY III, L.P.,

WHITNEY STRATEGIC PARTNERS III, L.P.,

FOUNDATION HEALTH SYSTEMS, INC.,

DAVID J. BRAILER,

RONALD A. PAULUS,

BRENT MILNER,

ZEKE INVESTMENT PARTNERS,

and

WILLIAM WINKENWERDER

Dated as of December 23, 1998

<Page>

                         TABLE OF CONTENTS
<Table>
<Caption>

                                                                Page

</Table>

<Page>

TABLE OF CONTENTS
(continued)

<Table>
<Caption>

                                                                      Page

</Table>

                                    -ii-

REGISTRATION RIGHTS AGREEMENT

        THIS REGISTRATION RIGHTS AGREEMENT (the "AGREEMENT"), dated as of December 23, 1998, among CARE MANAGEMENT SCIENCE CORPORATION, a Pennsylvania corporation (the "COMPANY"), J. H. WHITNEY III, L.P., a Delaware limited partnership ("JHW"), WHITNEY STRATEGIC PARTNERS III, L.P., a Delaware limited partnership ("WSP", together with JHW, collectively referred to herein as "WHITNEY") FOUNDATION HEALTH SYSTEMS, INC., a Delaware corporation ("FHS"), DAVID J. BRAILER, RONALD A. PAULUS (David J. Brailer and Ronald A. Paulus collectively referred to as the "MANAGEMENT STOCKHOLDERS"), BRENT MILNER, WILLIAM WINKENWERDER and ZEKE INVESTMENT PARTNERS, a Pennsylvania partnership (Brent Milner, William Winkenwerder and Zeke Investment Partners collectively referred to as the "INDIVIDUAL INVESTORS").

        This Agreement is made in connection with (i) the Stock Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of the date hereof, among the Company, Whitney and the Individual Investors relating to the acquisition by Whitney and the Individual Investors of an aggregate of 2,366,947 shares of Series C Convertible Preferred Stock, no par value, of the Company (the "SERIES C CONVERTIBLE PREFERRED") for an aggregate purchase price of $6,175,000.00 and (ii) the Exchange Agreement, dated as of the date hereof, between FHS and the Company, pursuant to which FHS has agreed to restructure its existing investment in the Company in return for 994,000 shares of Series D Convertible Preferred Stock, no par value, of the Company (the "SERIES D CONVERTIBLE PREFERRED"), 1,658,004 shares of Series E Convertible Preferred Stock, no par value, of the Company (the "SERIES E CONVERTIBLE PREFERRED") and 1,560,000 shares of Series G Redeemable Preferred Stock, no par value, of the Company (the "SERIES G REDEEMABLE PREFERRED").

        The Company, FHS and the Management Stockholders are parties to a Registration Rights Agreement, dated September 8, 1995, as amended on September 6, 1996 (the "1995 AGREEMENT"). In order to induce Whitney to enter into the Purchase Agreement, (i) the Company, FHS and the Management Stockholders have agreed, among other things, to terminate the 1995 Agreement and (ii) the Company has agreed to provide registration rights with respect to the Registrable Securities (as hereinafter defined) as set forth in this Agreement.

        The parties hereby agree as follows:

        1. DEFINITIONS. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

        "1995 AGREEMENT" has the meaning assigned such term in the third paragraph of this Agreement.

        "ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

<Page>

"APPROVED UNDERWRITER" has the meaning assigned such term in Section 3(e).

"APPROVED UNDERWRITER AMOUNT" has the meaning assigned such term in Section 3(d).

"BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

"COMMON STOCK" means the Common Stock, no par value, of the Company, or any other capital stock of the Company into which such stock is reclassified or reconstituted.

"COMPANY UNDERWRITER" has the meaning assigned such term in Section 4(a).

"DEMAND REGISTRATION" has the meaning assigned such term in Section 3(a).

"DESIGNATED HOLDER" means Whitney, FHS, the Management Stockholders, the Individual Investors and any of their respective transferees to whom Registrable Securities have been transferred other than the transferee to whom such securities have been transferred pursuant to a registration statement under the Act or Rule 144 under the Act; provided, that, for purposes of Section 3(a) hereof, the transferees of any Designated Holder shall only be entitled to exercise that Designated Holder's Demand Registration (if not already exercised by such Designated Holder) as a group.

"EXCHANGE ACT" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

"HOLDER" has the meaning assigned such term in Section 2(b).

"HOLDERS' COUNSEL" means (a) with respect to any Demand Registration that has been requested pursuant to Section 3, the one counsel selected by the Initiating Holder in such registration and (b) with respect to a request for registration of Registrable Securities pursuant to Section 4, the one counsel selected by the Holders holding a majority of the Registrable Securities held by all Holders being registered in such registration.

"INDEMNIFIED PARTY" has the meaning assigned such term in Section 8(c).

"INDEMNIFYING PARTY" has the meaning assigned such term in Section 8(c).

2

<Page>

"INITIAL PUBLIC OFFERING" shall mean the sale in an underwritten offering by the Company of its capital stock pursuant to a registration statement on Form S-1 or otherwise under the Act.

"INITIATING HOLDER" has the meaning assigned to such term in Section 3(a).

"INSPECTOR" has the meaning assigned such term in Section 6(a)(viii).

"NASD" has the meaning assigned such term in Section 6(a)(xv).

"PERSON" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

"PURCHASE AGREEMENT" has the meaning assigned such term in the second paragraph of this Agreement.

"REGISTRABLE SECURITIES" means, subject to Section 2(a), each of the following: (a) any shares of Common Stock issued or issuable upon conversion or in exchange for shares of the Series C Convertible Preferred, Series D Convertible Preferred or Series E Convertible Preferred; (b) any shares of Common Stock held by the Management Stockholders or any of their respective permitted transferees; and (c) any shares of Common Stock issued or issuable in respect of shares of Common Stock issued, issuable or held pursuant to clause (a) or (b) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

"REGISTRATION EXPENSES" has the meaning assigned such term in Section 7.

"RULE 144" means Rule 144 under the Act (or any similar rule adopted after the date hereof).

"SEC" means the Securities and Exchange Commission.

"SERIES C CONVERTIBLE PREFERRED" has the meaning assigned such term in the second paragraph of this Agreement and is further defined to include any other capital stock of the Company into which such stock is reclassified or reconstituted.

"SERIES D CONVERTIBLE PREFERRED" means the Series D Convertible Preferred Stock, no par value, of the Company (or any warrants to purchase such stock), or any other capital stock of the Company into which such stock is reclassified or reconstituted.

"SERIES E CONVERTIBLE PREFERRED" means the Series E Convertible Preferred Stock, no par value, of the Company (or any warrants to purchase such stock), or any other capital stock of the Company into which such stock is reclassified or reconstituted.

3

<Page>

               "SERIES F REDEEMABLE PREFERRED" means the Series F
Redeemable Preferred Stock, no par value, of the Company (or any warrants to
purchase such stock), or any other capital stock of the Company into which such
stock is reclassified or reconstituted.

               "SERIES G REDEEMABLE PREFERRED" means the Series G
Redeemable Preferred, no par value, of the Company.

               "SERIES PREFERRED" means, collectively, the Series C
Convertible Preferred, Series D Convertible Preferred, Series E Convertible
Preferred, Series F Redeemable Preferred and Series G Redeemable Preferred.

               "SHARES" means the Common Stock, the Series Preferred, any
class of common stock of the Company authorized after the date of this Agreement
and any other class of stock resulting from successive changes or
reclassifications of the Shares.

               "SHAREHOLDERS' AGREEMENT" means the Shareholders'
Agreement, dated the date hereof, among the Company, Whitney, FHS, the
Management Stockholders and the Individual Investors.

               "TOTAL SECURITIES" has the meaning assigned such term in
Section 4(a).

               "UNDERWRITERS" has the meaning assigned such term in
Section 6(d).

               "VALID BUSINESS REASON" has the meaning assigned such term
in Section 3(f).

               "WHITNEY DIRECTOR" means a person appointed by Whitney to
the Board of Directors of the Company pursuant to the Shareholders' Agreement.

       2.   SECURITIES SUBJECT TO THIS AGREEMENT.

               (a) REGISTRABLE SECURITIES. For the purposes of this
Agreement, Registrable Securities will cease to be Registrable Securities when
(i) a registration statement covering such Registrable Securities has been
declared effective under the Act by the SEC and such Registrable Securities have
been disposed of pursuant to such effective registration statement or (ii) the
entire amount of Registrable Securities proposed to be sold in a single sale are
or, in the opinion of counsel satisfactory to the Company and the Holder, each
in their reasonable judgment, may, be distributed to the public pursuant to Rule
144 in compliance with the requirements of paragraphs (c), (e), (f) and (g) of
Rule 144 (notwithstanding the provisions of paragraph (k) of such Rule) (or any
successor provision then in effect) under the Act.

               (b) HOLDERS OF REGISTRABLE SECURITIES. A Person is deemed
to be a holder of Registrable Securities (a "HOLDER") whenever such Person (i)
is a party to this Agreement (or a permitted transferee of such party that has
become a party hereto) and (ii) owns of record Registrable Securities, or holds
a security convertible into or exercisable or exchangeable for, Registrable
Securities, whether or not such purchase or conversion has actually been
effected and disregarding any legal restrictions upon the exercise of such
rights. If

<Page>

the Company receives conflicting instructions, notices or elections from two or
more persons with respect to the same Registrable Securities, the Company may
act upon the basis of the instructions, notice or election received from the
registered owner of such Registrable Securities. Registrable Securities issuable
upon conversion of another security shall be deemed outstanding for the purposes
of this Agreement.

     3.   DEMAND REGISTRATION.

     (a) REQUEST FOR DEMAND REGISTRATION. Subject to Section
3(f) below, at any time after 6 months from the date of the consummation of an
Initial Public Offering, each of the Designated Holders (other than the
Individual Investors who, for purposes of this Section 3, shall be deemed to be
part of any Demand Registration in which Whitney is the Initiating Holder) (each
an "INITIATING HOLDER") shall have the right to make one request in writing that
the Company register Registrable Securities under the Act, and under the
securities or blue sky laws of any jurisdiction designated by such holder or
holders (each such registration under this Section 3(a) that satisfies the
requirements set forth in Section 3(b) is referred to herein as a "DEMAND
REGISTRATION"); PROVIDED, HOWEVER, that the Management Stockholders shall only
be entitled to one demand right as a group. Notwithstanding the foregoing, in no
event shall the Company be required to effect more than three Demand
Registrations. Each request for a Demand Registration by an Initiating Holder in
respect thereof shall specify the amount of the Registrable Securities proposed
to be sold, the intended method of disposition thereof and the jurisdictions in
which registration is desired. Upon a request for a Demand Registration, the
Company shall promptly take such steps as are necessary or appropriate to
prepare for the registration of the Registrable Securities to be registered.
Within fifteen (15) days after the receipt of such request, the Company shall
give written notice thereof to all other Designated Holders and include in such
registration all Registrable Securities held by a Designated Holder from whom
the Company has received a written request for inclusion therein at least ten
(10) days prior to the filing of the registration statement. Each such request
will also specify the number of Registrable Securities to be registered, the
intended method of disposition thereof and the jurisdictions in which
registration is desired. Subject to Section 3(d), the Company shall be entitled
to include in any registration statement and offering made pursuant to a Demand
Registration, authorized but unissued shares of Common Stock, shares of Common
Stock held by the Company as treasury shares or shares of Common Stock held by
stockholders other than the Designated Holders; PROVIDED, that such inclusion
shall be permitted only to the extent that it is pursuant to and subject to the
terms of the underwriting agreement or arrangements, if any, entered into by the
Initiating Holder exercising the Demand Registration rights.

     (b) EFFECTIVE DEMAND REGISTRATION. The Company shall use
its best efforts to cause any Demand Registration to become effective not later
than ninety (90) days after it receives a request under Section 3(a). A
registration requested pursuant to Section 3(a) hereof shall not count as the
demand to which the Designated Holders are entitled thereunder unless such
registration statement is declared effective and remains effective for at least
the lesser of (i) such time as all Registrable Securities covered by such
registration statement have been disposed of in accordance with such
registration statement or (ii) ninety (90) days.

<Page>

          (c) EXPENSES. In any registration initiated as a Demand
Registration, the Company shall pay all Registration Expenses in connection
therewith, whether or not such requested Demand Registration becomes effective.

          (d) UNDERWRITING PROCEDURES. If the Initiating Holder to
which the requested Demand Registration relates so elects, the offering of such
Registrable Securities pursuant to such requested Demand Registration shall be
in the form of a firm commitment underwritten offering and the managing
underwriter or underwriters selected for such offering shall be the Approved
Underwriter selected in accordance with Section 3(e). In such event, if the
Approved Underwriter advises the Company in writing that, in its opinion, the
aggregate amount of such Registrable Securities requested to be included in such
offering (including those securities requested by the Company to be included in
such registration) is sufficiently large to have an adverse effect on the
success of such offering, then the Company shall include in such registration
only the aggregate amount of Registrable Securities that in the opinion of the
Approved Underwriter may be sold without any such effect on the success of such
offering (the "APPROVED UNDERWRITER AMOUNT"), and (i) all Registrable Securities
that the Initiating Holder proposes to register (including, in the case of
Whitney, Registrable Securities held by the Individual Investors) shall be
included in the registration up to the Approved Underwriter Amount, (ii) to the
extent that the number of Registrable Securities to be included by the
Initiating Holder is less than the Approved Underwriter Amount, securities
proposed to be registered by the Designated Holders (other than the Initiating
Holder) shall be included ratably in the registration based on the amounts of
Registrable Securities sought to be registered by such Designated Holders in
their request for participation in the Demand Registration and (iii) to the
extent that the number of Registrable Securities to be included under clauses
(i) and (ii) above is less than the Approved Underwriter Amount, securities that
the Company proposes to register shall also be included in the registration.

          If, as a result of the proration provision of this Section
3(d), any Designated Holder shall not be entitled to include all Registrable
Securities in a registration that such Designated Holder has requested to be
included in, such Designated Holder may elect to withdraw his request to include
Registrable Securities in such registration or may reduce the number requested
to be included; PROVIDED, HOWEVER, that (x) such request must be made in writing
prior to the earlier of the execution of the underwriting agreement or the
execution of the custody agreement with respect to such registration and (y)
such withdrawal or reduction shall be irrevocable.

          (e) SELECTION OF UNDERWRITERS. If any requested Demand
Registration is in the form of an underwritten offering, the Initiating Holder
shall select and obtain an investment banking firm of national reputation to act
as the managing underwriter of the offering (the "APPROVED UNDERWRITER");
PROVIDED that such underwriter shall be reasonably satisfactory to a majority of
the Designated Holders (other than the Initiating Holders) and the Company.

          (f) LIMITATIONS ON DEMAND REGISTRATIONS. The Demand
Registration rights granted to the Designated Holders in Section 3(a) are
subject to the following limitations: (i) each registration in respect of a
Demand Registration must include Registrable Securities having an aggregate
market value of at least [$5,000,000], which market value shall be determined by
multiplying the number of Registrable Securities to be included in the Demand

Registration by the proposed per share offering price; PROVIDED that the limitation set forth in this clause (i) shall not be in effect at any time the Designated Holders' Registrable Securities are not able to be sold under Rule 144 under the Act because of the Company's failure to comply with the information requirements thereunder, unless at such time, the Company's outside counsel (which shall be reasonably acceptable to the Designated Holders requesting such registration) delivers a written opinion of counsel to such Designated Holders to the effect that such Designated Holders' Registrable Securities may be publicly offered and sold without registration under the Act; (ii) the Company shall not be required to cause a registration pursuant to Section 3(a) to be declared effective within a period of 150 days after the effective date of any registration statement of the Company effected in connection with a Demand Registration; and (iii) if the Board of Directors of the Company, in its good faith judgment, determines that any registration of Registrable Securities should not be made or continued because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Company or any of its subsidiaries (a "VALID BUSINESS REASON"), the Company may (x) postpone filing a registration statement relating to a Demand Registration until such Valid Business Reason no longer exists, but in no event for more than ninety (90) days, and (y) in case a registration statement has been filed relating to a Demand Registration, if the Valid Business Reason has not resulted from actions taken by the Company, the Company, upon the approval of a majority of the Company's Board of Directors, may cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement. The Company shall give written notice of its determination to postpone or withdraw a registration statement under Section 3(f)(iii) and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof. Notwithstanding anything to the contrary contained herein, the Company may not postpone or withdraw a filing under Section 3(f)(iii) hereof more than once in any twelve-month period.

Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company that the Company has determined to withdraw any registration statement pursuant to clause (iii) above, such Holder will discontinue its disposition of Registrable Securities pursuant to such registration statement and, if so directed by the Company, will deliver to the Company (at the Company's expenses) all copies, other than permanent file copies, then in such Holder's possession, of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice. If the Company shall give any notice of postponement or withdrawal of a registration statement, the Company shall, at such time as the Valid Business Reason that caused such postponement or withdrawal no longer exists (but in no event later than ninety (90) days after the date of the postponement), use its best efforts to promptly effect the registration under the Act of the Registrable Securities covered by the postponed or withdrawn registration statement in accordance with this Section 3 (unless the Designated Holder(s) delivering the Demand Registration request shall have withdrawn such request, in which case the Company shall not be considered to have effected an effective registration for the purposes of this Agreement), and such registration shall not be postponed or withdrawn pursuant to clause (iii) above.

4.   PIGGY-BACK REGISTRATION.

7

<Page>

(a) PIGGY-BACK RIGHTS. If the Company proposes to file a
registration statement under the Act with respect to an offering by the Company
for its own account of any class of security (other than a registration
statement on Form S-4 or S-8 (or any successor form thereto)) under the Act,
then the Company shall give written notice of such proposed filing to each of
the Holders at least twenty (20) days before the anticipated filing date, and
such notice shall describe in detail the proposed registration and distribution
(including those jurisdictions where registration under the securities or blue
sky laws is intended) and offer such Holders the opportunity to register the
number of Registrable Securities as each such Holder may request. The Company
shall use its best efforts (within ten (10) days of the notice provided for in
the preceding sentence) to permit the Holders who have requested to participate
in the registration for such offering to include such Registrable Securities in
such offering on the same terms and conditions as the securities of the Company
included therein. Notwithstanding the foregoing, if such registration involves
an underwritten offering and the managing underwriters or underwriters (the
"COMPANY UNDERWRITER") shall advise the Holders of Registrable Securities in
writing that, in its opinion, the total amount of securities requested to be
included in such offering (the "TOTAL SECURITIES") is sufficiently large so as
to have an adverse effect on the success of the distribution of the Total
Securities, then the Company shall include in such registration, to the extent
of the number of securities which the Company is so advised can be sold in (or
during the time of) such offering, FIRST, all securities that the Company
proposes to register, and, SECOND the securities proposed to be included in such
registration by all Holders pro rata among them, and, THIRD, all other
securities proposed to be registered. Notwithstanding anything in this Section 4
to the contrary, the Company shall not be required to include any Registrable
Securities in its Initial Public Offering.

(b) PRIORITY OF REGISTRATIONS. Subject to the provisions of
Section 3(f)(iii), if the Company proposes to register securities pursuant to
Section 4(a) hereof on the same day that the Designated Holders request a
registration pursuant to Section 3(a) hereof, then the Demand Registration
requested pursuant to Section 3(a) hereof shall be given priority.

(c) EXPENSES. The Company shall bear all Registration
Expenses in connection with any registration pursuant to this Section 4.

(d) CONDITIONS AND LIMITATIONS ON PIGGYBACK REGISTRATIONS.
If, at any time after giving written notice of its intention to register any
securities and prior to the effective date of the registration statement filed
in connection with such registration, the Company shall determine for any reason
not to register or to delay registration of such securities, the Company may, at
its election, give written notice of such determination to all Holders of record
of Registrable Securities and (i) in the case of a determination not to
register, shall be relieved of its obligation to register the Registrable
Securities in connection with such abandoned registration, without prejudice,
however, to the rights of Holders under Section 3, and (ii) in the case of a
determination to delay the registration of its securities, shall be permitted to
delay the registration of such Registrable Securities for the same period as the
delay in registering such other equity securities.

Any Holder shall have the right to withdraw its request for
inclusion of its Registrable Securities in any registration statement pursuant
to this Section 4 by giving the written notice to the Company of its request to
withdraw; PROVIDED, HOWEVER, that (i) such

8

request must be made in writing prior to the earlier of the execution of the
underwriting agreement or the execution of the custody agreement with respect to
such registration and (ii) such withdrawal shall be irrevocable and, after
making such withdrawal, a Holder shall no longer have any right to include
Registrable Securities in the registration as to which such withdrawal was made.

    5.   HOLDBACK AGREEMENTS.

         (a) RESTRICTIONS ON PUBLIC SALE BY HOLDERS. To the extent
not inconsistent with applicable law, each Holder agrees not to effect any
public sale or distribution of any Registrable Securities being registered or of
any securities convertible into or exchangeable or exercisable for such
Registrable Securities, including a sale pursuant to Rule 144 under the Act,
during the seven (7) days prior to or the ninety (90) day period beginning on
the effective date of such Demand Registration or Piggy-Back Registration or
other underwritten offering (except as part of such registration), if and to the
extent requested by any other Holder, in the case of a non-underwritten public
offering, or if and to the extent requested by the Company Underwriter, in the
case of an underwritten public offering. To the extent not inconsistent with
applicable law, each Holder also agrees that, during the period of duration (not
to exceed 180 days) specified by the Company and an underwriter of Common Stock
in connection with an Initial Public Offering, following the effective date of a
registration statement of the Company filed under the Act relating to such
Initial Public Offering, it shall not, to the extent requested by the Company
and such underwriter, directly or indirectly sell, offer to sell, contract to
sell (including, without limitation, any short sale), grant any option to
purchase or otherwise transfer or dispose of (other than to donees who agree to
be similarly bound) any securities of the Company held by it at any time during
such period (except Registrable Securities included in such registration).

         (b) RESTRICTIONS ON PUBLIC SALE BY THE COMPANY. The Company
agrees not to effect any public sale or distribution of any of its securities
for its own account (except pursuant to registrations on Form S-4 or S-8 (or any
successor form thereto) under the Act) during the ninety (90) day period
beginning on the effective date of any registration statement in which the
Holders are participating (except to the extent that such sale or distribution
is made pursuant to such registration).

    6.   REGISTRATION PROCEDURES.

         (a) OBLIGATIONS OF THE COMPANY. Whenever registration of
Registrable Securities has been requested pursuant to Section 3 or 4 of this
Agreement, the Company shall use its best efforts to effect the registration and
sale of such Registrable Securities in accordance with the intended method of
distribution thereof as quickly as practicable, and in connection with any such
request, the Company shall, as expeditiously as possible:

              (i) prepare and file with the SEC (in any event not
later than sixty (60) Business Days after receipt of a request to file a
registration statement with respect to Registrable Securities) a registration
statement on any form on which registration is requested for which the Company
then qualifies, which counsel for the Company and Holders' Counsel shall deem
appropriate and which shall be available for the sale of such Registrable
Securities in

9

<Page>

accordance with the intended method of distribution thereof, and use its best
efforts to cause such registration statement to become effective; PROVIDED,
HOWEVER, that before filing a registration statement or prospectus or any
amendments or supplements thereto, the Company shall (A) provide Holders'
Counsel with an adequate and appropriate opportunity to participate in the
preparation of such registration statement and each prospectus included therein
(and each amendment or supplement thereto) to be filed with the SEC, which
documents shall be subject to the review of Holders' Counsel, and (B) notify
Holders' Counsel and each seller of Registrable Securities pursuant to such
registration statement of any stop order issued or threatened by the SEC and
take all reasonable action required to prevent the entry of such stop order or
to remove it if entered;

                    (ii) prepare and file with the SEC such amendments and
supplements to such registration statement and the prospectus used in connection
therewith as may be necessary to keep such registration statement effective and
to comply with the provisions of the Act with respect to the disposition of all
Registrable Securities covered by such registration statement until the earlier
of (a) such time as all of such Registrable Securities and other securities have
been disposed of in accordance with the intended methods of disposition by the
sellers thereof set forth in such registration statement and (b) 180 days after
the effective date of such registration statement, except with respect to any
such registration statement filed pursuant to Rule 415 (or any successor Rule)
under the Act if the Company is eligible to file a registration statement on
Form S-3, in which case such period shall be two (2) years;

                    (iii) as soon as reasonably possible, furnish to each
seller of Registrable Securities, prior to filing a registration statement,
copies of such registration statement as it is proposed to be filed, and
thereafter such number of copies of such registration statement, each amendment
and supplement thereto (in each case including all exhibits thereto), the
prospectus included in such registration statement (including each preliminary
prospectus) and such other documents as each such seller may reasonably request
in order to facilitate the disposition of the Registrable Securities owned by
such seller;

                    (iv) use its best efforts to register or qualify such
Registrable Securities under such other securities or blue sky laws of such
jurisdictions as any seller of Registrable Securities may request, and to
continue such qualification in effect in each such jurisdiction for as long as
is permissible pursuant to the laws of such jurisdiction, or for as long as any
such seller requests or until all of such Registrable Securities are sold,
whichever is shortest, and do any and all other acts and things which may be
reasonably necessary or advisable to enable any such seller to consummate the
disposition in such jurisdictions of the Registrable Securities owned by such
seller; PROVIDED, HOWEVER, that the Company shall not be required to (A) qualify
generally to do business in any jurisdiction where it would not otherwise be
required to qualify but for this Section 6(a)(iv), (B) subject itself to
taxation in any such jurisdiction or (C) consent to general service of process
in any such jurisdiction;

                    (v) use its best efforts to obtain all other approvals,
covenants, exemptions or authorizations from such governmental agencies or
authorities as may be necessary to enable the sellers of such Registrable
Securities to consummate the disposition of such Registrable Securities;

                                  10

<Page>

                  (vi) notify each seller of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the Company shall promptly prepare a supplement or amendment to such prospectus and furnish to each such seller a reasonable number of copies of a supplement to or amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

                  (vii) enter into and perform customary agreements (including an underwriting agreement in customary form with the Approved Underwriter or Company Underwriter, if any, selected as provided in Section 3 or 4; PROVIDED, that the underwriting agreement, if any, shall be reasonably satisfactory in form and substance to the Company) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

                  (viii) make available for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition pursuant to such registration statement, Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an "INSPECTOR" and, collectively, the "INSPECTORS"), all financial and other records, pertinent corporate documents and properties of the Company and any subsidiaries thereof as may be in existence at such time (collectively, the "RECORDS") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's and any subsidiaries' officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such registration statement; PROVIDED, that such Inspector agrees to keep all such information confidential.

                  (ix) obtain a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters, as Holders' Counsel or the managing underwriter reasonably request;

                  (x) furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the registration statement with respect to such securities becomes effective, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as such seller may reasonably request and as are customarily included in such opinions;

11

<Page>

(xi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the registration statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of the registration statement, in a manner which satisfies the provisions of Section 11(a) of the Act;

(xii) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed (if any) if the listing of such Registrable Securities is then permitted under the rules of such exchange or, if no similar securities are then so listed, cause all such Registrable Securities to be listed on an exchange on which the Initiating Holders request that such Registrable Securities be listed, subject to the satisfaction of the applicable listing requirements of each such exchange;

(xiii) keep each seller of Registrable Securities advised in writing as to the initiation and progress of any registration under Section 3 or 4 hereunder;

(xiv) provide officers' certificates and other customary closing documents;

(xv) cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD"); and

(xvi) use its best efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

(b) SELLER INFORMATION. The Company may require as a condition precedent of the Company's obligations under this Section 6 that each seller of Registrable Securities as to which any registration is being effected furnish to the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

(c) NOTICE TO DISCONTINUE. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(a)(vi), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 6(a)(vi) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 6(a)(ii)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 6(a)(vi) to

12

<Page>

and including the date when the Holder shall have received the copies of the
supplemented or amended prospectus contemplated by and meeting the requirements
of Section 6(a)(vi).

        (d) SALE TO UNDERWRITER. Subject to the limitations on
inclusion of Registrable Securities in a registration under Sections 3(d) and
4(a), in lieu of converting any shares of Series C Convertible Preferred, Series
D Convertible Preferred or Series E Convertible Preferred into Registrable
Securities to be included in a registration under Section 3 or 4 prior to or
simultaneously with the filing or the effectiveness of any registration
statement filed pursuant thereto, the holder of such preferred stock may sell
such stock to the Approved Underwriter or the Company Underwriter, as the case
may be, and any other underwriters of the offering being registered
(collectively, the Approved Underwriter or Company Underwriter, as the case may
be, and such other underwriters, the "UNDERWRITERS") if the Underwriters consent
thereto and if the Underwriters undertake to convert such shares of Series C
Convertible Preferred, Series D Convertible Preferred or Series E Convertible
Preferred into Registrable Securities before making any distribution pursuant to
such registration statement and to include such Registrable Securities among the
Registrable Securities being offered pursuant to such registration statement.
Assuming timely delivery by the Holder of the Series C Convertible Preferred
certificates, Series D Convertible Preferred certificates or Series E
Convertible Preferred certificates to or for the account of the Underwriters,
the Company agrees to cause the relevant Registrable Securities to be issued so
as to permit the Underwriters to make and complete the distribution (including
the distribution of such Registrable Securities) contemplated by the
underwriting.

        7.   REGISTRATION EXPENSES. The Company shall pay all expenses
(other than underwriting discounts and commissions) arising from or incident to
the performance of, or compliance with, this Agreement, including, without
limitation, (a) SEC, stock exchange and NASD registration and filing fees, (b)
all fees and expenses incurred in complying with securities or blue sky laws
(including, without limitation, reasonable fees, charges and disbursements of
counsel in connection with blue sky qualifications of the Registrable
Securities), (c) all printing, messenger and delivery expenses, (d) the fees,
charges and disbursements of counsel to the Company and of its independent
public accountants and any other accounting and legal fees, charges and expenses
incurred by the Company (including, without limitation, any expenses arising
from any special audits incident to or required by any registration or
qualification) and (e) the reasonable fees, charges and expenses of any special
experts retained by the Company in connection with any requested Demand
Registration or Piggy-Back Registration pursuant to the terms of this Agreement,
regardless of whether the registration statement filed in connection with such
registration is declared effective. In connection with each registration
hereunder, the Company shall reimburse the Holders of Registrable Securities
being registered in such registration for the reasonable fees, charges and
disbursements of not more than one Holders' Counsel. All of the expenses
described in this Section 7 are referred to in this Agreement as "REGISTRATION
EXPENSES." Notwithstanding the foregoing provisions of this Section 7, in
connection with any registration hereunder, each Holder of Registrable
Securities being registered shall pay all underwriting discounts and commissions
and any capital gains, income or transfer taxes, if any, attributable to the
sale of such Registrable Securities, PRO RATA with respect to payments of
discounts and commissions in accordance with the number of shares sold in the
offering.

13

8.   INDEMNIFICATION; CONTRIBUTION.

(a) INDEMNIFICATION BY THE COMPANY. In the event of any
proposed registration of securities of the Company pursuant to Section 3 or
Section 4, the Company agrees to indemnify and hold harmless each Holder, its
directors, officers, partners, employees, advisors and agents, and each Person
who controls (within the meaning of the Act or the Exchange Act) such Holder, to
the extent permitted by law, from and against any and all losses, claims,
damages, expenses (including, without limitation, reasonable costs of
investigation and fees, disbursements and other charges of counsel) or other
liabilities resulting from or arising out of or based upon any untrue, or
alleged untrue, statement of a material fact contained in any registration
statement, prospectus or preliminary prospectus or notification or offering
circular (as amended or supplemented if the Company shall have furnished any
amendments or supplements thereto) or arising out of or based upon any omission
or alleged omission to state therein a material fact required to be stated
therein or necessary to make the statements therein, in light of the
circumstances under which they were made, not misleading, except insofar as the
same are caused by or contained in any information furnished in writing to the
Company by or on behalf of such Holder expressly for use therein. The Company
shall also indemnify any Underwriters of the Registrable Securities, their
officers, directors and employees, and each Person who controls any such
Underwriter (within the meaning of the Act and the Exchange Act) to the same
extent as provided above with respect to the indemnification of the Holders of
Registrable Securities.

(b) INDEMNIFICATION BY HOLDERS. In connection with any
proposed registration in which a Holder is participating pursuant to Section 3
or 4 hereof, each such Holder shall furnish to the Company in writing such
information with respect to such Holder as the Company may reasonably request or
as may be required by law for use in connection with any registration statement
or prospectus to be used in connection with such registration and each Holder
agrees to indemnify and hold harmless the Company, any Underwriter retained by
the Company and their respective directors, officers, employees and each Person
who controls (within the meaning of the Act and the Exchange Act) the Company or
such Underwriter to the same extent as the foregoing indemnity from the Company
to the Holders (subject to the proviso to this sentence and applicable law), but
only with respect to any such information furnished in writing by or on behalf
of such Holder expressly for use therein; PROVIDED, HOWEVER, that the liability
of any Holder under this Section 8(b) shall be limited to the amount of the net
proceeds received by such Holder in the offering giving rise to such liability.

(c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. Any Person
entitled to indemnification hereunder (the "INDEMNIFIED PARTY") agrees to give
prompt written notice to the indemnifying party (the "INDEMNIFYING PARTY") after
the receipt by the Indemnified Party of any written notice of the commencement
of any action, suit, proceeding or investigation or threat thereof made in
writing for which the Indemnified Party intends to claim indemnification or
contribution pursuant to this Agreement; PROVIDED, that the failure so to notify
the Indemnifying Party shall not relieve the Indemnifying Party of any liability
that it may have to the Indemnified Party hereunder. If notice of commencement
of any such action is given to the Indemnifying Party as above provided, the
Indemnifying Party shall be entitled to participate in and, to the extent it may
wish, jointly with any other Indemnifying Party similarly notified, to assume
the defense of such action at its own expense, with counsel chosen by it and
satisfactory to such

14

Indemnified Party. The Indemnified Party shall have the right to employ separate
counsel in any such action and participate in the defense thereof, but the fees
and expenses of such counsel (other than reasonable costs of investigation)
shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees
to pay the same, (ii) the Indemnifying Party fails to assume the defense of such
action with counsel satisfactory to the Indemnified Party in its reasonable
judgment, (iii) the named parties to any such action (including any impleaded
parties) have been advised by the Indemnifying Party's counsel that either (A)
representation of such Indemnified Party and the Indemnifying Party by the same
counsel would be inappropriate under applicable standards of professional
conduct or (B) there may be one or more legal defenses available to it which are
different from or additional to those available to the Indemnifying Party;
PROVIDED, HOWEVER, that the Indemnifying Party shall only have to pay the fees
and expenses of one firm of counsel for all Indemnified Parties in each
jurisdiction, except to the extent representation of all Indemnified Parties by
the same counsel is inappropriate under applicable standards of professional
conduct. In either of such cases the Indemnifying Party shall not have the right
to assume the defense of such action on behalf of such Indemnified Party. No
Indemnifying Party shall be liable for any settlement entered into without its
written consent, which consent shall not be unreasonably withheld. No
Indemnifying Party shall, without the written consent of the Indemnified Party,
effect the settlement or compromise of, or consent to the entry of any judgment
with respect to, any pending or threatened action or claim in respect of which
indemnification or contribution may be sought hereunder (whether or not the
Indemnified Party is an actual or potential party to such action or claim)
unless such settlement, compromise or judgment (A) includes an unconditional
release of the Indemnified Party from all liability arising out of such action
or claim and (B) does not include a statement as to or an admission of fault,
culpability or a failure to act, by or on behalf of any Indemnified Party. The
rights accorded to any Indemnified Party hereunder shall be in addition to any
rights that such Indemnified Party may have at common law, by separate agreement
or otherwise.

                (d) CONTRIBUTION. If the indemnification provided for in
Section 8(a) from the Indemnifying Party is unavailable to an Indemnified Party
in respect of any losses, claims, damages, expenses or other liabilities
referred to therein, then the Indemnifying Party, in lieu of indemnifying such
Indemnified Party, shall contribute to the amount paid or payable by such
Indemnified Party as a result of such losses, claims, damages, expenses or other
liabilities in such proportion as is appropriate to reflect the relative fault
of the Indemnifying Party and Indemnified Party in connection with the actions
which resulted in such losses, claims, damages, expenses or other liabilities,
as well as any other relevant equitable considerations. The relative faults of
such Indemnifying Party and Indemnified Party shall be determined by reference
to, among other things, whether any action in question, including any untrue or
alleged untrue statement of a material fact or omission or alleged omission to
state a material fact, was made by, or relates to information supplied by, such
Indemnifying Party or Indemnified Party, and the Indemnifying Party's and
Indemnified Party's relative intent, knowledge, access to information and
opportunity to correct or prevent such action. The amount paid or payable by a
party as a result of the losses, claims, damages, expenses or other liabilities
referred to above shall be deemed to include, subject to the limitations set
forth in Sections 8(a), 8(b) and 8(c), any legal or other fees, charges or
expenses reasonably incurred by such party in connection with any investigation
or proceeding.

        The parties hereto agree that it would not be just and equitable if
contribution pursuant to

                                      15

<Page>

this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution pursuant to this Section 8(d).

9. RULE 144; OTHER EXEMPTIONS. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Act in respect of Common Stock or securities of the company convertible into or exchangeable or exercisable for Common Stock, the Company covenants that it shall file any reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, and that it shall take such further action as each Holder may reasonably request (including, but not limited to, providing any information necessary to comply with Rules 144 and 144A under the Act), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Act within the limitation of the exemptions provided by (a) Rule 144 or Rule 144A under the Act, as such rules may be amended from time to time, or (b) any other rules or regulations now existing or hereafter adopted by the SEC. The Company shall, upon the request of any Holder, deliver to such Holder a written statement as to whether the Company has complied with such requirements.

10. CERTAIN LIMITATIONS ON REGISTRATION RIGHTS. In the case of a registration under Section 4 if the Company has determined to enter into an underwriting agreement in connection therewith, no person may participate in such registration unless such person (a) agrees to sell such person's securities on the basis provided therein and (b) completes and executes all questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other documents reasonably required under the terms of such underwriting agreements.

11. MISCELLANEOUS.

(a) RECAPITALIZATIONS, EXCHANGES, ETC. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Shares, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Shares and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

(b) NO INCONSISTENT AGREEMENTS; OTHER REGISTRATION RIGHTS. The Company shall not enter into any agreement with respect to its securities that is inconsistent with or adversely affects the rights granted to the Holders in this Agreement other than any lock-up agreement with the underwriters in connection with an underwritten offering pursuant to which the Company agrees, for a period not in excess of 180 days if such underwritten offering is an Initial Public Offering or, for a period not in excess of 90 days if such underwritten offering is not an Initial Public Offering, not to register for sale, and not to sell or otherwise dispose of, Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The Company shall not grant any other Person registration rights without the written

16

<Page>

consent of the Designated Holders holding at least a majority of the Registrable Securities held by all of the Designated Holders. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities and such rights are provided on terms or conditions more favorable to such holder than the terms and conditions applicable to the Designated Holders herein, the Company shall provide (by way of amendment to this Agreement or otherwise) such more favorable terms or conditions to the Designated Holders under this Agreement.

(c) REMEDIES. The Holders, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of their rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive in any action for specific performance the defense that a remedy at law would be adequate.

(d) AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions of such section may not be given unless the Company has obtained the prior written consent of (i) the Designated Holders holding at least a majority of the Registrable Securities held by all of the Designated Holders and (ii) the Holders holding at least a majority of the Registrable Securities.

(e) NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

(i)   if to Whitney or the Individual Investors:

c/o J. H. Whitney & Co.
177 Broad Street
Stamford, Connecticut 06901
Telecopier No.: (203) 973-1422
Attention: Jeffrey R. Jay, M.D.

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10019-6064
Telecopier No.: (212) 757-3990
Attention: Bruce A. Gutenplan, Esq.

(ii) if to FHS:

Foundation Health Systems, Inc.
21600 Oxnard Street, Suite 2000

17

<Page>

                              Woodland Hills, CA 91367
                              Telecopier No.: (818) 676-7503
                              Attention: Michael E. Jansen

              (iii) if to the Company:

                    Care Management Science Corporation
                    3600 Market Street, 6th Floor
                    Philadelphia, PA 19104
                    Telecopier No.: (215) 387-9406
                    Attention: Chief Executive Officer

              with a copy to:

                    Morgan, Lewis & Bockius
                    1701 Market Street
                    Philadelphia, PA 19103
                    Telecopier No.: (215) 963-5299
                    Attention: Stephen M. Goodman

              (iv) if to an Existing Shareholder, to its, his or her
address as it appears on the record books of the Company.

       All such notices and communications shall be deemed to have been
duly given: when delivered by hand, if personally delivered; when delivered by
courier, if delivered by commercial overnight courier service; five Business
Days after being deposited in the mail, postage prepaid, if mailed; and when
receipt is acknowledged, if telecopied.

              (f) SUCCESSORS AND ASSIGNS. This Agreement shall inure to
the benefit of and be binding upon the successors and assigns of the parties
hereto; PROVIDED, HOWEVER, that the registration rights and the other
obligations of the Company contained in this Agreement shall, with respect to
any Registrable Security, be automatically transferred from a Holder to any
subsequent holder of such Registrable Security (including any pledgee).
Notwithstanding any transfer of such rights, all of the obligations of the
Company hereunder shall survive any such transfer and shall continue to inure to
the benefit of all transferees.

              (g) COUNTERPARTS. This Agreement may be executed in any
number of counterparts and by the parties hereto in separate counterparts, each
of which when so executed shall be deemed to be an original and all of which
taken together shall constitute one and the same agreement.

              (h) HEADINGS. The headings in this Agreement are for
convenience of reference only and shall not limit or otherwise affect the
meaning hereof.

              (i) GOVERNING LAW. This Agreement shall be governed by and
construed in accordance with the laws of the Commonwealth of Pennsylvania,
without regard to the principles of conflicts of law of such State.

                                   18

           (j) JURISDICTION. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 10(e), such service to become effective 10 days after such mailing.

           (k) SEVERABILITY. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

           (l) RULES OF CONSTRUCTION. Unless the context otherwise requires, "or" is not exclusive, and references to sections or subsections refer to sections or subsections of this Agreement.

           (m) ENTIRE AGREEMENT. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings in respect of the subject matter contained herein, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

           (n) FURTHER ASSURANCES. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

19

<Page>

        IN WITNESS WHEREOF, the undersigned have caused this Agreement to be
executed and delivered by their respective officers hereunto duly authorized on
the date first above written.

                          CARE MANAGEMENT SCIENCE CORPORATION

                          By /S/ DAVID J. BRAILER

                               Name: David J. Brailer
                               Title: Chief Executive Officer

                          J.H. WHITNEY III, L.P.

                          By   J.H. Whitney Equity Partners III, L.L.C.
                                 Its General Partner

                          By /S/ DANIEL J. O'BRIEN

                               Name: Daniel J. O'Brien
                                       Managing Member

                          WHITNEY STRATEGIC PARTNERS III, L.P.

                          By   J.H. Whitney Equity Partners III, L.L.C.
                                 Its General Partner

                          By /S/ DANIEL J. O'BRIEN

                               Name: Daniel J. O'Brien
                                       Managing Member

                          FOUNDATION HEALTH SYSTEMS, INC.

                          By /S/ MICHAEL JANSEN

                          Name: Michael Jansen
                          Title: V.P., Asst. Gen. Counsel & Asst. Secretary

                               20

<Page>

                    ZEKE INVESTMENT PARTNERS

                    By /S/ EDWARD N. ANTOIAN

                       Name: Ed Antoian
                              Title: General Partner

                    /S/ DAVID J. BRAILER

                    David J. Brailer

                    /S/ RONALD A. PAULUS

                    Ronald A. Paulus

                    /S/ BRENT MILNER

                    Brent Milner

                    /S/ WILLIAM WINKENWERDER

                    William Winkenwerder

                    21

</TEXT>
</DOCUMENT>

```
=END DOCUMENT 9 ==================== (PD  2-JUN-2000 02:48:40)================================================================2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.                =================================Client Document:
=KWATERS=========================================================================================================================
```
</TEXT>
</DOCUMENT>

<DOCUMENT>
 <TYPE> EX-10.13
 <DESCRIPTION> EX-10.13
 <FILENAME> ex-10_13.txt
<TEXT>

<Page>

EXHIBIT 10.13

CALIFORNIA HEALTHCARE FOUNDATION
CONSULTING AGREEMENT

REFERENCE NUMBER: 99-5063

       THIS CONSULTING AGREEMENT ("Agreement") is entered into and by the
California HealthCare Foundation, a California nonprofit public benefit
corporation ("CHCF"), and Care Management Science Corporation ("Contractor").
Contractor is a for profit organization.

       NOW, THEREFORE, the parties hereto agree as follows:

1.   EFFECTIVE DATE. This Agreement shall be effective as of October 1,
1999 (the "Effective Date").

2.   ENGAGEMENT FOR SERVICES. CHCF hereby engages Contractor to perform the
services ("Services") set forth in Exhibit B attached hereto.

3.   TERM OF ENGAGEMENT. The term of this Agreement ("Consulting Term")
shall be for a period commencing on the Effective Date and ending on the
earliest of: (i) September 30, 2002; (ii) the completion of the scope of work as
stated in Exhibit B, as amended from time to time (the project described
therein, the "Project"), and (iii) the date on which this Agreement is
terminated pursuant to Section 5 hereof.

4.   PROVISION OF SERVICES.

       a. CONTRACTOR'S USE OF EMPLOYEES AND CONSULTANTS. Contractor may, at
Contractor's discretion and at Contractor's own expense, use employees or
consultants to perform the Services under this Agreement.

       b.   CHCF REVIEW AND APPROVAL OF ANCHOR AGREEMENT. Contractor shall
prepare and present to CHCF a form of "Generic Anchor Agreement" as contemplated
in Exhibit B, Section 2 hereof. CHCF shall have ten (10) business days after its
receipt of the form of Generic Anchor Agreement to review and approve such form
of Generic Anchor Agreement (or any modification thereof or amendment thereto),
which approval shall not unreasonably be withheld. On and after receiving
approval of the Generic Anchor agreement from CHCF, Contractor may complete and
enter into Anchor Agreements (each such agreement, if and when entered into in
accordance with the terms of this Agreement, a "Final Anchor Agreement") with
each Care Alliance Anchor provided, prior to execution thereof, Contractor
prepares and presents to CHCF a complete and accurate copy of the final form of
such agreement (including, e.g., a description of the scope of work, payments
required thereunder, and payment schedule). CHCF shall have two (2) business
days after its receipt of a proposed Final Anchor Agreement to approve or
disapprove such proposed Final Anchor Agreement, which approval shall not
unreasonably be withheld. CHCF's review of the final agreements will be solely
for the purpose of ensuring that the workscopes contained within the agreements
are generally consistent with

the overall mission of the project. CHCF's failure to approve or disapprove
within such two (2) business day period shall be deemed approval of such
proposed Final Anchor Agreement.

    c.   ADMINISTRATION OF ANCHOR AGREEMENT. Contractor shall administer
and be fully responsible for the administration of the Final Anchor Agreements,
subject to CHCF's rights to information, accesses, and financial reports as
contained in this Agreement and the Required Provisions (as set forth herein).
CHCF's only obligation with respect to such Final Anchor Agreements shall be to
make payments to the Care Alliance Anchor, which obligation shall arise only (i)
to the extent of the payments expressly set forth in the relevant Final Anchor
Agreement (without regard to any amendment, supplement or other modification
thereto unless approved in advance in writing by CHCF); (ii) after the scheduled
payment date for such payment, and (iii) only on written presentation by
Contractor, signed by an officer, certifying that such Care Alliance Anchor (a)
is not in default or breach under its Final Anchor Agreement, and (b) has met
all conditions to such payment.

5.   TERMINATION.

    a. TERMINATION. Should either party default in the performance of any
material obligation under this Agreement or breach any material provision
contained in this Agreement and, if the default or breach is deemed curable, not
cure or substantially cure the default or breach within forty-five (45) days
(the "Cure Period") after receipt of written notice by the other party
specifying the nature and extent of the default or breach (a "Claim of
Default"), then in addition to other remedies set forth herein or allowed at
law, the Term of this Agreement may be terminated by the
non-defaulting/non-breaching party. Notwithstanding the foregoing, no Cure
Period shall apply in the event of nonpayment of contract fees by CHCF.

    b. PAYMENTS ON TERMINATION. If this Agreement is terminated by either
party CHCF shall pay Contractor an amount which, when added to the payments made
by CHCF to date, results in Contractor being paid for the work performed through
the termination, provided that in no event shall CHCF be required to pay more
than the maximum amount payable under this Agreement for the period ended on the
date of termination. Additionally, if this Agreement is terminated by CHCF
pursuant to this Section 5, Contractor may assign to CHCF, and CHCF agrees to
accept, all equipment and real property leases: (i) with third parties unrelated
to the Contractor, (ii) directly related to the Services, (iii) where the third
party acknowledges and agrees that Contractor is not then in default thereunder
and has consented to such assignment. On and after such assignment, if made,
CHCF will be responsible for amounts due and payable after the date of such
assignment, which it shall pay directly to such third parties.

    c. CESSATION OF OPERATIONS. In the event either party ceases its
business operations or files for bankruptcy protection, then the other party
may, subject to the restrictions imposed by federal bankruptcy law, at its sole
discretion, terminate this Agreement upon giving written notice of termination
to the other party.

<Page>

6.   COMPENSATION.

        a. AMOUNT AND DUE DATES. The amount and due dates for all compensation
payable by CHCF to Contractor hereunder is outlined in Exhibit A attached to
this Agreement.

        b. BOOKS AND RECORDS. Contractor is expected to maintain complete
books and records of revenues and expenditures for the project which should be
made available for inspection at reasonable times if deemed necessary by CHCF.
CHCF, at its expense, will periodically audit a selected number of its grants
and contracts. If Contractor is selected, Contractor will be expected to provide
all necessary assistance in connection with such audit. Records must be kept for
at least three (3) years after completion of the contract.

7.   INDEPENDENT CONTRACTOR.

        a. INDEPENDENT CONTRACTOR. Contractor enters into this Agreement as,
and shall continue to be, an independent contractor. Under no circumstances
shall Contractor look to CHCF as its employer, or as a partner, agent or
principal. Contractor shall not be entitled to any benefits which may be
accorded to CHCF's employees, including workers' compensation, employee benefit
plans, disability insurance, vacation or sick pay. Contractor shall be
responsible for providing, at Contractor's expense, and in Contractor's name,
disability, workers' compensation or other insurance as well as licenses and
permits usual or necessary for performing the Services.

        b. CONTRACTOR'S RESPONSIBILITY FOR EMPLOYEES. Contractor shall be
responsible for all wages, withholding, workers compensation and all other
fringe benefits for its employees. Contractor is not an agent of CHCF, nor shall
Contractor possess any right or authority to bind CHCF in any manner without the
prior written consent of CHCF, which may be given or withheld in CHCF's sole
discretion. Neither Contractor nor any of Contractor's employees shall hold
themselves out to third parties to be, or otherwise represent in any manner that
they are, an officer, director or employee of CHCF or its affiliates, or that
such employee of Contractor has authority to bind CHCF or its affiliates.

        c. CONTRACTOR'S RESPONSIBILITY FOR TAXES. Contractor shall pay, when
and as due, any and all taxes incurred as a result of the amounts paid to
Contractor hereunder, including estimated taxes, and shall provide CHCF with
proof of payment on demand.

        d. IMMIGRATION STATUS. Contractor hereby represents and warrants to
CHCF that it has verified the immigration status of each of its employees as
required by applicable law and regulations, and is in compliance with all
applicable federal immigration law and regulations with respect to each of its
employees.

        e. NO PROHIBITION ON OTHER SERVICES. Contractor may represent, perform
services for, or be employed by, any additional persons or entities as
Contractor sees fit.

3

8.   MUTUAL CONFIDENTIALITY.

        a. MUTUAL CONFIDENTIALITY. Both parties acknowledge that in the
performance of the Services, either party may have access to information which
is confidential to, or a trade secret of, the other party. Both parties agree
not to disclose any such information, regardless of the form or format in which,
or means by which, either party becomes aware of such information, to any third
party without the specific written authorization from the owning party. For the
purposes of this Agreement, trade secrets and confidential information shall not
include information that (i) is generally available to the public (other than as
a result of a disclosure by a party or its affiliates), or (ii) is available to
such party on a non-confidential basis from a source that is not prohibited from
disclosing such information to such party.

9.   OWNERSHIP AND USE OF INTELLECTUAL PROPERTY.

        a. "CHCF Intellectual Property" means any and all results and proceeds
of any services heretofore or hereafter rendered by Contractor hereunder or by a
Care Alliance Anchor under a Final Anchor Agreement or otherwise in connection
with the Project and the Services including, without limitation, the business
model, data created or collected by Contractor to the extent not subject to the
ownership rights of another, any newly-created software (in both source and
object code versions), all technical and other documentation developed for or
related to the Project and/or Services, and all other works of authorship or
invention, records, drawings, developments, and trade secrets.

        b. Contractor acknowledges and agrees, for good and valuable
consideration, including, without limitation, that specified in Sections 6 and
9.f hereof, that all CHCF Intellectual Property and all intellectual property
rights therein are and will be the sole and exclusive property of CHCF.
Contractor further agrees to assign (or cause to be assigned) and does hereby
assign fully to CHCF all of Contractor's rights, if any, worldwide in such CHCF
Intellectual Property and all intellectual property rights thereto including any
copyrights, patents, patent applications, trademarks, and tradenames. CHCF shall
have the right to obtain and hold in its own name copyrights, registrations, or
other such protection as may be appropriate to the subject matter, and any
extensions and renewals thereof. Contractor agrees to give CHCF and any person
designated by CHCF such reasonable assurance and assistance (at CHCF's expense
for all out-of-pocket costs incurred in connection therewith) as is required to
obtain patents, copyrights or otherwise to perfect CHCF's rights in any CHCF
Intellectual Property.

        c. Contractor acknowledges and agrees that CHCF will at all times have
the right, in its sole and exclusive discretion, to sell, license, or otherwise
exploit in any media now or hereafter known, any of the CHCF Intellectual
Property.

        d. Contractor agrees that if CHCF is unable because of Contractor's
unavailability, incapacity, or for any other reason, to secure a signature by or
on behalf of Contractor for or to pursue any application for any United States
or foreign patents or copyright registrations covering the CHCF Intellectual
Property assigned to CHCF herein, then Contractor hereby irrevocably designates
and appoints CHCF and its duly authorized officers and agents as Contractor's
agent and attorney in fact, to act for and on Contractor's behalf and stead to
execute,

4

acknowledge, deliver and file any such applications and to do all other lawfully
permitted acts to further the prosecution and issuance of patents and copyright
registrations thereon with the same legal force and effect as if executed by
Contractor.

       e. Contractor agrees that, except for the license to be granted
pursuant to Section 9.f hereof, Contractor will not have or be deemed to have
any lien, charge or other encumbrance upon any of the rights conveyed to CHCF
herein, the CHCF Intellectual Property, or any proceeds derived therefrom, and
that no act or omission by CHCF, nor any other act, omission or event of any
kind, will terminate or otherwise adversely affect CHCF's ownership of the
rights conveyed herein.

       f. Commencing on the project's effective date CHCF shall grant
Contractor a fully-paid, non-exclusive, perpetual, worldwide license to all CHCF
Intellectual Property developed during the course of Contractor's participation
in the project (the "Licensed Intellectual Property"). Contractor may license,
sell, distribute or otherwise use the Licensed Intellectual Property in any way
so long as such use does not violate any applicable law or regulation. As
defined in Section 9.c above, CHCF shall retain the right, exercisable in its
sole and exclusive discretion, to license all or any portion of the CHCF
Intellectual Property at any time, in all or any portion of the world.

10.   INDEMNIFICATION.

       a. The representations and warranties of the parties contained in
Sections 5, 7, 8, 9, 10, and 12 of this agreement shall survive the termination
of this Agreement. Neither the period of survival nor the liability of a party
hereunder with respect to its representations and warranties shall be reduced by
any investigation or action taken or made at any time by or on behalf of either
party.

       b. CHCF and its affiliates, officers, directors, employees, agents,
successors and assigns (each, a "CHCF Indemnified Party") shall be indemnified
and held harmless by Contractor for any and all liabilities and obligations
(whether accrued or fixed, absolute or contingent, matured or unmatured,
determined or determinable) ("Liabilities"), losses, damages, claims, costs and
expenses, interest, awards, judgments and penalties (including, without
limitation, attorneys' fees and costs)(collectively, "Losses") suffered or
incurred by them arising out of or resulting from:

       (i)   the breach of any material representation or warranty made by
                  Contractor herein unless such breach is caused directly by
                  CHCF;

       (ii)   the breach of any of its material covenants or agreements
                  contained herein;

       (iii)   any claim by or cause of action brought by any third party
                  resulting from any action or inaction on the part of
                  Contractor in connection with the Project or Services, other
                  than such actions or failures to act specifically directed in
                  writing by CHCF;

5

<Page>

        (iv)   the breach by Contractor or any of its affiliates of any other agreement to which it is a party, or of any law, rule, or regulation that would otherwise materially interfere with the performance of this Agreement;

     c. Contractor and its affiliates, officers, directors, employees, agents, successors and assigns (each, a "Contractor Indemnified Party") shall be indemnified and held harmless by CHCF for any and all Losses suffered or incurred by them arising out of or resulting from:

        (i)   the breach of any material representation or warranty made by CHCF herein unless such breach is caused directly by Contractor;

        (ii)   the breach of any of its material covenants or agreements contained herein;

        (iii)   the breach by CHCF or any of its affiliates of any other agreement to which it is a party, or of any law, rule, or regulation that would otherwise materially interfere with the performance of this Agreement;

     d. An Indemnified Party shall give Contractor or CHCF, as applicable (the indemnifying party, the "Indemnifying Party") notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, as promptly as possible. The obligations and Liabilities of the Indemnifying Party under this Section 10 with respect to Losses arising from claims of any third party shall also require that the Indemnifying Party promptly acknowledge in writing its obligations to indemnify hereunder, after which notice it shall be entitled to assume and control the defense of such third party claim at its expense and through counsel of its choice, provided, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such third party claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party at the Indemnifying Party's expense all witnesses, pertinent records, material and information in the Indemnified Party's possession or under the Indemnified Party's control related thereto as are reasonably required by the Indemnifying Party.

11.   REPRESENTATIONS OF CONTRACTOR.

     Contractor represents and warrants that Contractor has the qualifications and ability to perform the Services in a professional manner, without the advice, control, or supervision of CHCF. Contractor represents and warrants that Contractor possesses any and all licenses and governmental approvals required in order for Contractor to perform the Services. Failure to perform the Services in a professional manner shall constitute a material breach of this Agreement. Contractor shall be solely responsible for the professional performance of the Services, and shall receive no assistance or control from CHCF. Contractor shall have sole discretion and control of Contractor's services and the manner in which performed.

6

12.   GENERAL PROVISIONS.

        a. BINDING ON SUCCESSORS. Subject to any restrictions stated in any
other provision of this Agreement, this Agreement shall be binding on and shall
inure to the benefit of the parties and their respective successors and
permitted assigns. None of the provisions of this Agreement is intended to
provide any rights or remedies to any person (including without limitation any
employees or creditors of either of the parties hereto), other than the parties
and their respective successors and permitted assigns.

        b. PARTIAL INVALIDITY/SEVERABILITY. Should any of the provisions of
this Agreement be held to be invalid or unenforceable, such invalidity or
unenforceability shall not affect the validity or enforceability of any other
provision of this Agreement.

        c. ENTIRE AGREEMENT. This Agreement contains the entire agreement
between the parties with respect to the subject matter of this Agreement and
supersedes all prior oral or written understandings and agreements including,
but not limited to, any and all consulting or consultancy agreements, promissory
notes, summary of agreements, discharge agreements, non-disclosure agreements,
reduction of debts agreements, and any other document executed between the
parties or their employees, officers, or shareholders.

        d. AMENDMENTS; WAIVERS. No provision of this Agreement may be changed,
extended, waived, modified, discharged or terminated, except by a written
instrument executed by the parties hereto.

        e. NOTICE. Any notice, payment, report or any other communication
required or permitted to be given by one party to the other party by this
Agreement shall be in writing, shall be deemed effective upon receipt and shall
be either (a) served personally on the other party, (b) sent by express,
registered or certified first-class mail, postage prepaid, addressed to the
other party by like notice, or (c) delivered by commercial courier to the other
party, at the following address:

        TO CHCF:

                California HealthCare Foundation
                476 Ninth Street
                Oakland, CA 94607
                Phone: (510) 238-1040
                Facsimile: (510) 238-1388
                ATTENTION: SAM KARP, CHIEF INFORMATION OFFICER

        TO CONTRACTOR:

                Care Management Science Corporation
                3600 Market Street, 6th Floor
                Philadelphia, PA 19104
                Phone: (215) 387-9401

                            7

<Page>

        Facsimile: (215) 387-9406
        ATTENTION: DAVID BRAILER, M.D., PH.D., CHAIRMAN AND CEO

f. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of California.

g. TITLES AND HEADINGS. Title and headings to sections, subsections and sub-subsections of this Agreement are for the purposes of reference only and shall not affect the interpretation of this Agreement.

h. COUNTERPARTS. This Agreement may be signed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same instrument.

i. TAX MATTERS. Nothing in this Agreement shall be construed to require CHCF to take any action that would violate any federal or state law, rules or regulations, including, but not limited to, the rules governing organizations classified as private foundations as set forth in the Internal Revenue Code, and any state laws concerning the operation of charitable trusts or private foundations. CHCF has the authority to report any payments made hereunder to the Internal Revenue Service, and to make any withholdings as required by the Internal Revenue Code or any applicable state law.

j. SURVIVAL. In the event of any expiration or termination of this Agreement, provisions hereof which are intended to continue and survive shall so continue and survive, including, but not limited to, the provisions of Sections 5, 7, 8, 9, 10, 11 and 12.

k. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned, subcontracted or transferred by either party, except as permitted pursuant to this Agreement, without the prior written consent of the other party.

l. POLITICAL ACTIVITIES. Funds from this Agreement may not be used for any of the following purposes: to carry out propaganda, or otherwise attempt to influence legislation; to influence the outcome of any specific public election or to carry on directly or indirectly any voter registration drive.

m. ACKNOWLEDGMENT AND PUBLICITY. The California HealthCare Foundation is commissioning this research for its use. If CHCF chooses to publish material resulting from this project, either in print or electronically, appropriate acknowledgment of the Contractor will be included. Contractor may not issue any press release regarding this grant, the Project, or any or the resulting published material, without the prior written approval of the text of any such release by the CHCF Communications Department.

Any publication produced by the Contractor that refers to or results from this research or the Project should include an acknowledgment of CHCF that reads: SUPPORTED BY THE CALIFORNIA HEALTHCARE FOUNDATION, BASED IN OAKLAND, CALIFORNIA. THE FOUNDATION IS A NON-PROFIT PHILANTHROPIC ORGANIZATION WHOSE MISSION IS TO EXPAND ACCESS TO AFFORDABLE, QUALITY HEALTH CARE

= Document 10 == Page 9============= (PD 2-JUN-2000 02:48:42,MD 19-MAY-2000 19:58:42) [00PHI1086]EX10-13_1086-C========2013999=====
=Primary 00PHI1087 ===Profile: CARESCIENCE,INC.   ==============================Client Document: ==
=KWATERS===chksum 900525==
<Page>

FOR UNDERSERVED INDIVIDUALS AND COMMUNITIES, AND TO PROMOTE FUNDAMENTAL
IMPROVEMENTS IN THE HEALTH STATUS OF THE PEOPLE OF CALIFORNIA.

If CHCF disseminates the final research, CHCF's Communications Department will
oversee the dissemination and any resulting publicity activities. In that event,
Contractor will be sent publicity material for final review and approval and
will receive copies of the final product.

        n. USE OF NAME. Except as otherwise provided for or as contemplated by
this Agreement, neither party shall have the right to, or shall use the other
party's name, trademarks, or tradenames in any form of media, whether written,
visual, audio or otherwise without the prior written consent of the other party.
Further, Contractor cannot authorize CHCF to use and CHCF agrees and
acknowledges that CHCF shall not use, the name of the University of
Pennsylvania, The Wharton School or other similar references under the terms of
this Agreement without the prior written consent of the University of
Pennsylvania.

        o. FORCE MAJEURE. Neither party shall be liable to the other party for
any delay or non-performance of its obligations under this Agreement arising
from any cause or causes beyond its reasonable control to the extent the effects
of such cause(s) are not capable of being avoided or mitigated through the
reasonable efforts of such party.

        IN WITNESS WHEREOF, this Consulting Agreement has been executed by each
of the parties.

                    CALIFORNIA HEALTHCARE FOUNDATION,
                    a California non-profit public benefit corporation

                    By:_____
                    Name:_____
                    Its:_____

                    CONTRACTOR, CARE MANAGEMENT SCIENCE CORPORATION

                    By:_____
                    Name:_____
                    Its:_____

                    Tax ID or SS # _____

                    Effective Date: _____

                    9

EXHIBIT A

CONSULTING AGREEMENT SUMMARY
REFERENCE NUMBER: 99-5063

NAME OF PROJECT:

Project Management Office for the Santa Barbara Community-Wide Health
Information Project

CHCF STAFF DIRECTLY RESPONSIBLE FOR THIS AGREEMENT:

Sam Karp, Chief Information Officer

PROJECT SUMMARY:

This project will establish a Program Management Office (PMO) to facilitate the
development and propagation of a local business model for the cooperative
sharing, maintenance and use of clinically relevant health information in Santa
Barbara County.

SCOPE OF WORK TO BE PERFORMED:

A SCOPE OF WORK, WORK PLAN and DELIVERABLES are contained in Exhibit B and is
considered to be a part of this Agreement.

COMPENSATION AND PAYMENT SCHEDULE:

a)   Total project costs: Not to exceed $4,620,574

b)   Payment Schedule:

<Table>
<Caption>

        YEAR 1:

        <S>   <C>
        $ 1,109,328   Within 10 days of the receipt and approval of a
                        signed agreement.

        $ 739,552   Within 30 days of receipt and approval (such approval
                        not to be unreasonably withheld) of six-month
                        narrative and financial reports due April 30, 2000
                        (but not payable earlier than May 31, 2000)

</Table>

<Table>
<Caption>

        YEAR 2 (PROJECTED):

        <S>   <C>
        $ 692,362   Within 30 days of receipt and approval (such approval
                        not to be unreasonably withheld) of narrative and
                        financial reports and Work Plan,

</Table>

10

<Page>

<Table>
        <S>   <C>

                            Deliverables and Budget for year two, due October 31,
                            2000 (but not payable earlier than November 30, 2000)

        $ 692,362   Within 30 days of receipt and approval (such approval
                            not to be unreasonably withheld) of narrative and
                            financial reports due April 30, 2001 (but not payable
                            earlier than May 31, 2001)

</Table>

<Table>
<Caption>
        YEAR 3 (PROJECTED):

        <S>   <C>
        $ 693,485   Within 30 days of receipt and approval (such approval
                            not to be unreasonably withheld) of narrative and
                            financial reports and Work Plan, Deliverables and
                            Budget for year three, due October 31, 2001 (but not
                            payable earlier than November 30, 2001)

        $ 693,485   Within 30 days of receipt and approval (such approval
                            not to be unreasonably withheld) of narrative and
                            financial reports due April 30, 2002 (but not payable
                            earlier than May 31, 2001)

</Table>

        c) Earned Interest Income. Interest income earned from funds awarded
through this agreement must be used for the purposes of the project. All funds
received from CHCF will be reported as part of the six month financial reports.
A plan for spending any earned interest income on new activities will be
presented with the next six month budget report and must be approved by CHCF.

        d) Budget Category Transfers. Contractor will be permitted to transfer
of up to 10% of the funds from one budget category to another budget category.
Transfer of funds between budget categories in excess of 10% will need to be
submitted to CHCF for approval as a budget revision. Budget categories are
Salary Expenses, Non Labor Expenses, Capital Expenses and Admin-Finance
Expenses.

TERM OF CONTRACT:

October 1, 1999 through September 30, 2002

REPORTS

Contractor agrees to provide a narrative and financial report every six (6)
months, due April 30, 2000, October 31, 2000, April 30, 2001, October 31, 2001,
April 30, 2002 and October 31, 2002. A Work Plan, Deliverables and Budget for
Year 2 is due October 31, 2000. A Work Plan, Deliverables and Budget for Year 3
is due October 31, 2001.

The narrative report shall address the project's overall progress and the PMO's
success in meeting specific project deliverables. It should identify any risks,
which would threaten meeting specific project deliverables. It should identify
any risks, which would threaten the project's continued success. A final
narrative and financial report is due by January 15, 2003. The narrative report

                                11

shall include a summary of the activities and accomplishments of the project;
identify CHCF Intellectual Property including all software applications that
were developed and, if applicable, include the original source code and
documentation; and copies of all articles and publications associated with the
project. The report shall also include the Contractor's recommendations for
additional activities CHCF might consider to further the project's goals.

12

<Page>

EXHIBIT B

REFERENCE NUMBER: 99-5063

SCOPE OF WORK, WORK PLAN AND DELIVERABLES

SCOPE OF WORK

Through the creation of a Program Management Office, Contractor will manage the
Santa Barbara Community-wide Health Care Information Project and will facilitate
the design and implementation of the health care information sharing
infrastructure and decision-making apparatus. Contractor will oversee and manage
the contracts with the Care Alliance Anchor organizations for the operation of
specified project components objectives, and deliverables.

In performance of this agreement, Contractor will provide ongoing support and
training to local health care stakeholders; certify vendors according to
CareStandard criteria; negotiate software and hardware contracts with various
vendors; and seek grants from the Agency for Health Care Policy and Research,
the National Library of Medicine, and others to support evaluation of the
project and to measure the impact of the information-sharing interventions on
quality, efficiency and accessibility of care.

DEFINITIONS

1.   CareStandard is a division of Care Management Science that will be
      responsible for administering the Program Management Office and
      facilitating the work of this project.

2.   Care Exchange is the community-wide membership organization in Santa
      Barbara which will enable community organizations to join together to
      address health care information challenges by developing common
      approaches to information-sharing, communication and decision-making.

3.   Care Exchange Council is the local community governance structure that
      will oversee the Santa Barbara project's decision-making and rule
      setting, resolve data ownership issues, and manage technology
      coordination.

4.   Care Alliance is the team of community health care organizations that
      have agreed to work together to implement a plan to improve the
      clinical and/or administrative exchange of information with their key
      business partners.

5.   Care Alliance Anchor is the lead organization of each Care Alliance
      team.

WORK PLAN

WHEN SIGNED TO APRIL 30, 2000

1.   Draft and Execute Care Exchange Council Accord

13

<Page>

Develop a mutual agreement among all Care Alliance Anchors to summarize
how the Care Exchange Council will make non-binding decisions regarding
the use of cross-organizational health care data among health care
organizations within the community. This agreement is intended to not
only guide the Care Exchange Council through this project, but to
survive the three-year time frame and serve as an ongoing forum for
health data exchange issues.

--   Review General Policies and Procedures with Care Exchange
      Council
--   Draft Care Exchange Council Accord
--   Review Draft Care Exchange Council Accord with Care
      Exchange Council
--   Finalize Care Exchange Council Accord
--   Sign Off of Care Exchange Council Accord with Care Exchange
      Participants

2.   Draft and Execute Care Alliance Anchor Agreements

Prepare a draft agreement with the Care Alliance Anchor organizations
detailing specific milestones and deliverables that both the Care
Alliance and CMS agree to complete. Each Care Alliance Anchor will
effect a separate 'Care Alliance Agreement' with all participating Care
Alliance organizations to detail more specific data sharing intentions
and related flow of funds to participating organizations.

--   Draft Generic Anchor Agreement
--   Review Generic Anchor Agreement with CHCF
--   Finalize Generic Anchor Agreement, subject to Section 4(b)
      of the Agreement
--   Complete Anchor Agreement with each Care Alliance Anchor,
      subject to Section 4(b) of the Agreement

3.   Draft and Execute Care Alliance Agreements

An annual agreement among all members of the Care Alliance detailing
the scope of work that the Care Alliance will perform. The Care
Alliance Agreement will also include detail regarding the appropriate
use of data shared among participating organizations with specific
business rules and regulatory standards governing the use of data based
on CALINX rules and HIPAA standards.

--   Draft Care Alliance Agreement
--   Review Draft Care Alliance Agreement with Care Exchange
      Council
--   Finalize Care Alliance Agreement
--   Complete Care Alliance Agreement with each Care Alliance

4.   Prepare and Circulate Care Exchange Council and Advisory Committee
      Minutes

Contractor will attend the Care Exchange Council and Advisory Committee
meetings. The Care Exchange Council meets monthly. The Clinical and
Technical Advisory Committees meet quarterly.

14

<Page>

5.   Develop and Launch Santa Barbara County Care Exchange Web Site

        A Web site will be developed and made accessible to all Care Exchange
        Members. It will highlight project progress and development,
        disseminate up-to-date information regarding federal, state, and local
        regulations, and provide access to health industry assessments and
        reports that highlight the industry's use of the Internet for health
        information exchange. CareStandard will also publish a list of the
        certified vendors on the site with summary and detailed product
        information.

        --   Draft Web Content and Design
        --   Select Web Developer
        --   Develop Web Site
        --   Launch
        --   Community Roll Out

6.   Develop Roster of Certified Vendors

        Contractor will develop a vendor certification process. The process
        will be vendor neutral and offered to all health care vendors with the
        intent of certifying several competing products for Care Exchange
        selection. Certification is based on the vendors' ability to
        demonstrate the following: product efficacy and proven capability,
        Internet based technology, commitment to industry standards, financial
        viability, and interoperability. Once a vendor is CareStandard
        certified, their company and product information will be available on
        the SBCCE Web site.

        --   Issue RFP to Software Vendors
        --   Evaluate RRP responses according to Certification Criteria
        --   Issue Provisional Certification
        --   Create Final Certification Application
        --   Distribute Certification Application to Software Vendors
        --   Evaluate RRP responses according to Certification Criteria
        --   Announce Certified Vendors and Post on Web site with
                respective product information

7.   Plan and Hold Vendor Exhibition

        Once a vendor is CareStandard certified, their company and product
        information will be showcased in a Santa Barbara County Vendor
        Exhibition. The Exhibition will be a one-day event, highlighting
        available technology and interoperability. Participants will include
        SBCCE Members, vendor representatives, CareStandard and CHCF staff, and
        other interested community representatives.

        --   Determine Exhibition Format
        --   Plan and Organize Logistics
        --   Prepare Invitation List

                                        15

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=KWATERS===chksum 602540===
<Page>

```
              --       Distribute Invitations
              --       Confirm Attendees
              --       Host Vendor Exhibition Day
              --       Summarize Results
```

8.   Perform Ongoing Communication and Community Facilitation

        CareStandard will routinely provide project updates to the community,
        the media and other interested parties. Project specific communication
        will be co-developed with a public relations firm (to be determined)
        and coordinated with the CHCF. In addition, CareStandard will support
        community dialogue and facilitate multi-organization communication.
        This facilitation will routinely include multi-stakeholder and
        one-on-one meetings, and ongoing electronic communication.

```
              --       Select Public Relations Firm
              --       Coordinate Press Communication and Project Announcements
              --       Review Press Communication with CHCF
              --       Release Press Communication (On-going)
              --       Facilitate Community Dialogue (On-going)
```

MAY 1, 2000 TO OCTOBER 31, 2000 (NEW ACTIVITIES)

1.   Plan and Hold Two Day Showcase Conference

        CareStandard will hold an annual two-day conference promoting SBCCE
        progress and opportunities. The conference will provide an opportunity
        to showcase community success, technology innovation and regulation
        awareness. The conference will be geared to health care executives,
        physician and community leaders, and technology vendors.

```
              --       Determine Conference Format and Speakers
              --       Plan Logistics
              --       Develop Invitation List
              --       Distribute Invitations
              --       Confirm Attendees
              --       Host Conference
              --       Summarize Conference Results
```

2.   Define and Develop Baseline Outcomes Measures

        Project metrics will be baselined at the start of the project to track
        measurable progress throughout the three-year time frame.

```
              --       Determine Project Metrics
              --       Measure Baseline Project Metrics
              --       Document Baseline Project Metrics
```

                          16

3.   Identify Academic Research Partner

        CareStandard will conduct research analysis on the benefits to patient
        care across the community and will disseminate success factors for
        broader industry use through scientific conferences. Accordingly,
        CareStandard will seek funds from the Agency for Health Care Policy and
        Research (AHCPR) to involve academic evaluators to assess demonstration
        efforts. AHCPR is a federal agency that supports research designed to
        improve the quality of health care, reduce cost and broaden access to
        essential services.

4.   Prepare and Submit Care Alliance Deliverables Progress Report

        SBCCE progress will be tracked against the milestones and deliverables
        outlined in respective Care Alliance Agreements to be developed.

                                17

<Page>

DELIVERABLES

<Table>
<Caption>

	04/03/00	10/31/00				
<S> PMO	<C>	<C>	<C>	<C>	<C>	<C>
Community Web Site Launch	X					
List of Certified Vendors	X					
Annual Conference Results		X				
Baseline Outcomes Measures		X				
Identify Academic Research Partner		X				
Anchor Agreements	X					
Care Exchange Council Accord	X					
Care Alliance Agreements	X					
Community Deliverables Progress Report		X				
Care Exchange Committee and Advisory Committee Minutes	X	X				

</Table>

18

</TEXT>
</DOCUMENT>

```
=END DOCUMENT 10 =================== (PD  2-JUN-2000 02:48:42)================================================================2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.              ================================Client Document:
=KWATERS===============================================================================================================================
```
</TEXT>
</DOCUMENT>

=DOCUMENT 11 HEADER ================ (PD 2-JUN-2000 02:48:43)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
<DOCUMENT>
 <TYPE> EX-23.1
 <DESCRIPTION> EX-23.1
 <FILENAME> ex-23_1.txt
<TEXT>

<Page>

                          Exhibit 23.1

             CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CareScience, Inc.:

As independent public accountants, we hereby consent to the use of our report
and to all references to our Firm included in or made a part of this
Registration Statement.

/s/ Arthur Andersen LLP

Philadelphia, Pa,
June 2, 2000

=END DOCUMENT 11 =================== (PD 2-JUN-2000 02:48:43)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS===
</TEXT>
</DOCUMENT>

<DOCUMENT>
 <TYPE> CORRESP
 <DESCRIPTION> SEC Letter
 <FILENAME> corresp.txt
<TEXT>

<Page>

DAVID W. DISABATINO
(215) 963-5072

June 2, 2000

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Steven Duvall
             Assistant Director

RE: CARESCIENCE, INC.
      AMENDED REGISTRATION STATEMENT ON FORM S-1
      FILE NO. 333-32376
      FILED MAY 3, 2000

Dear Mr. Duvall:

On behalf of CareScience, Inc., we are responding to the comments of the Staff
of the Securities and Exchange Commission as set forth the letter to Dr. David
J. Brailer, dated May 18, 2000, related to the above referenced filing.

Where indicated below, requested changes are included in Pre-Effective Amendment
No. 2 to the Registration Statement, which is being filed contemporaneously with
this response. By copy of this letter sent via overnight delivery, we are
providing the staff with black-lined courtesy copies of the Registration
Statement, in which revisions are marked to reflect the Staff's corresponding
comment. Pre-Effective Amendment No. 2 also sets forth changes pertaining to the
conversion of preferred stock of the Company caused by the anticipated per share
offering price of the common stock.

```
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=Primary 00PHI1087 ===Profile: CARESCIENCE,INC.              ==============================Client Document:           ==
=KWATERS===chksum  512389================================================================================================================
```
<Page>

Securities and Exchange Commission
June 2, 2000
Page 2

The responses and supplementary information set forth below have been numbered
to correspond to the comments as numbered on the attached copy of your letter.
For your convenience, we set forth each comment in italicized type and follow
with our response below the relevant comment.

GRAPHICS

1.   Comment: PLEASE PROVIDE US WITH COPIES OF YOUR GRAPHICS IN WHICH ALL OF THE
     TEXT IS LEGIBLE. WE MAY HAVE FURTHER COMMENT.

     Response: We have enclosed copies of the Company's graphics, each of which
     presents all text in the same size and format as will be provided to
     investors in the prospectus.

2.   Comment: IT APPEARS THAT YOU WILL HAVE FOUR PAGES OF GRAPHICS. YOUR
     GRAPHICS SHOULD BE LIMITED TO A FRONT AND BACK COVER, AND ONE FOLD-OUT
     PAGE. PLEASE ADVISE OR REVISE.

     Response: We have revised the graphics as requested.

3.   Comment: YOUR GRAPHICS SHOULD NOT CONTAIN JARGON WHICH IS UNCLEAR WITHOUT
     REFERENCE TO DISCLOSURE ELSEWHERE IN YOUR DOCUMENT, LIKE "CLINICAL PROCESS
     CONTROL" AND "PHARMACOECONOMICS." ADDITIONALLY, THE DIFFERENCE BETWEEN
     "AUTOMATED DATA EVALUATION & PROCESSING" AND "ON-LINE ANALYTIC PROCESSING"
     IS UNCLEAR. PLEASE REVISE.

     Response: We have revised the disclosure contained in the graphics as
     requested.

GENERAL

PRIOR COMMENT NO. 5

4.   Comment: WE REISSUE THE PRIOR COMMENT TO REVISE THE LANGUAGE ON YOUR INSIDE
     COVER PAGE, AND THE BACK COVER PAGE, TO CLARIFY YOUR DUTY TO UPDATE THE
     PROSPECTUS TO REFLECT MATERIAL CHANGES IN INFORMATION DURING THE PERIOD THE
     PROSPECTUS IS IN USE.

     Response: Based on our discussion with Ms. Amy O'Brien of the Staff on May
     19, 2000, we have revised the language on the inside and back cover pages
     of the prospectus to indicate the Company's duty to update the prospectus
     as required by securities laws.

Securities and Exchange Commission
June 2, 2000
Page 3

RISK FACTOR

5.   Comment: UNDER YOUR SUBHEADING "RISKS RELATED TO OUR BUSINESS," INCLUDE A
     RISK FACTOR DISCUSSING YOUR DEPENDENCE ON THE LICENSE FROM THE UNIVERSITY
     OF PENNSYLVANIA, THE RELATIONSHIPS BETWEEN THE UNIVERSITY AND YOUR OFFICERS
     AND DIRECTORS, AND THE UNIVERSITY'S ABILITY TO INFLUENCE OR CONTROL THE
     AFFAIRS OF CARESCIENCE, INCLUDING THE VOTING OF CARESCIENCE SHARES, THROUGH
     THE CONTRACT WITH THE UNIVERSITY AND OTHER RELATIONSHIPS.

     Response: We have included a risk factor discussing the Company's
     dependence on the license from the University of Pennsylvania.
     Additionally, please see our response to Comment 12.

OUR FAILURE TO DEVELOP STRATEGIC RELATIONSHIPS, PAGE 11

6.   Comment: REVISE YOUR DISCLOSURE TO STATE THE IMPACT FROM THE RISK AT THE
     BEGINNING OF THE RISK FACTOR.

     Response: We have revised this risk factor to state the impact from the
     risk at the beginning of the risk factor.

PRIOR COMMENT NO. 15

7.   Comment: CLARIFY THAT YOU ARE CURRENTLY SUBSTANTIALLY DEPENDENT ON A FEW
     CUSTOMERS AND PARTNERS, AND DISCLOSE WHETHER THIS DEPENDENCE HAS IMPACTED
     YOUR ABILITY TO ENTER INTO STRATEGIC RELATIONSHIPS IN THE PAST.

     Response: We have revised this risk factor as requested.

OUR TECHNOLOGY AND ITS SCALABILITY ARE NOT PROVEN, PAGE 12

8.   Comment: REVISE THIS RISK FACTOR HEADING TO CLARIFY THE RISK ON YOUR
     BUSINESS OPERATIONS, FINANCIAL CONDITION OR SHAREHOLDER'S INVESTMENT, AND
     REVISE YOUR DISCLOSURE TO STATE THIS IMPACT AT THE BEGINNING OF THE RISK
     FACTOR.

     Response: We have revised this risk factor as requested.

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=KWATERS===chksum 982136===
<Page>

Securities and Exchange Commission
June 2, 2000
Page 4

OUR INDUSTRY IS EVOLVING AND WE MAY NOT ADAPT SUCCESSFULLY, PAGE 14

9.   Comment: REVISE THIS DISCLOSURE TO ELIMINATE RISKS IN THE BULLET LIST THAT
     ARE REPETITIVE OF YOUR OTHER RISK FACTORS. ADDITIONALLY, REVISE TO STATE
     THE RISK ON YOUR BUSINESS OPERATIONS, FINANCIAL CONDITION OR SHAREHOLDER'S
     INVESTMENT FROM THE NEW AND RAPIDLY EVOLVING INTERNET MARKET.

     Response: We have revised this risk factor as requested.

BUSINESS

PRIOR COMMENT NO. 22

10. Comment: WE REISSUE THE PRIOR COMMENT TO DISCLOSURE THAT YOU CHANGED YOUR
     NAME FROM CARE MANAGEMENT SCIENCE CORPORATION TO CARESCIENCE, INC. ON MARCH
     7, 2000.

     Response: We have the disclosure to indicate that the Company changed its
     name from Care Management Science Corporation to CareScience, Inc. on March
     7, 2000.

PRIOR COMMENT NO. 27

11. Comment: INCLUDE A BRIEF DESCRIPTION IN THIS SECTION, OR UNDER "STRATEGIC
     RELATIONSHIP" ON PAGE 42, OF THE NATURE OF AGREEMENTS, AND THE MATERIAL
     TERMS OF AGREEMENTS WITH MATERIAL CUSTOMERS LIKE CALIFORNIA HEALTHCARE
     FOUNDATION, OR OTHER ENTITIES WITH WHOM YOU HAVE MATERIALS AGREEMENTS, LIKE
     THE UNIVERSITY OF PENNSYLVANIA. YOUR DESCRIPTION OF THE AGREEMENTS SHOULD
     COVER ALL ASPECTS DISCUSSED ON YOUR WEBSITE, FOR EXAMPLE THE CLINICAL
     PRACTICE RELATIONS, FACULTY RESEARCH RELATIONS, AND TERMS OF THE EXCLUSIVE
     LICENSE WITH THE UNIVERSITY OF PENNSYLVANIA.

     Response: We have revised the disclosure under "Strategic Relationships" on
     page ___ to include a description of the nature and material terms of the
     Company's agreements with its material customers and strategic partners,
     including aspects discussed in the Company's website.

12. Comment: IN DESCRIBING THE RELATIONSHIP WITH THE UNIVERSITY OF
     PENNSYLVANIA, CLARIFY THE UNIVERSITY'S ABILITY TO EXERCISE CONTROL OR
     INFLUENCE OVER THE AFFAIRS OF CARESCIENCE, INCLUDING HOW SHARES OTHER THAN
     THE UNIVERSITY'S ARE VOTED, THROUGH THE CONTRACT WITH THE UNIVERSITY AND
     OTHER RELATIONSHIPS.

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=KWATERS===chksum 861909===
<Page>

Securities and Exchange Commission
June 2, 2000
Page 5

    Response: We have clarified the disclosure regarding the description of the
    Company's relationship with the University of Pennsylvania to indicate that
    there are no voting arrangements through the contract with the University,
    nor is the Company aware of any other relationship, by which the University
    could direct or control either the affairs of CareScience or how shares
    other the University's are voted. The influence of the University on
    CareScience is no different than that of any other significant customer or
    strategic partner.

SHARES ELIGIBLE FOR FUTURE SALE

PRIOR COMMENT NO. 37

13. Comment: WE REISSUE THE PRIOR COMMENT TO DISCLOSE THE FACTORS THAT DEUTSCHE
     BANK SECURITIES WILL CONSIDER IN DECIDING TO RELEASE SECURITIES SUBJECT TO
     THE LOCK-UP AGREEMENT, INCLUDING WHETHER DEUTSCHE BANK WILL CONSIDER ITS
     OWN POSITION IN THE SECURITIES AS A FACTOR.

     Response: We have reorganized the disclosure under this heading and added
     the disclosure as requested. We supplementally advise the Staff that
     Deutsche Bank Securities Inc. has advised us that they have no position in
     the Shares of the Company and accordingly, that consideration of their own
     position in the shares would not be a factor in releasing a lock-up
     agreement.

PRIOR COMMENT NO. 38

14. Comment: WE REISSUE THE PRIOR COMMENT TO DISCLOSE WHETHER THE REGISTRATION
     RIGHTS OF THE PREFERRED SHAREHOLDERS MAY BE USED AS A REASON TO BREAK UP
     THE LOCK-UP AGREEMENT.

     Response: We have revised the disclosure to indicate that the registration
     rights of preferred shareholders may not be used as a reason to break up
     the lock-up agreement.

PRIOR COMMENT NO. 40

15. Comment: WE REISSUE THE PRIOR COMMENT TO DISCLOSE WHETHER ANY OFFICERS,
     DIRECTORS OR CURRENT STOCKHOLDERS INTEND TO ASK FOR CONSENT TO OFFER, SELL,
     OR OTHERWISE DISPOSE OF THE COMMON STOCK WITHIN THE LOCK-UP PERIOD.

     Response: We have revised the disclosure as requested.

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=KWATERS===chksum 122129==
<Page>

Securities and Exchange Commission
June 2, 2000
Page 6

UNDERWRITING

PRIOR COMMENT NO. 42

16. Comment: WE NOTE THAT A DESCRIPTION OF YOUR COMPANY, AND A LINK TO YOUR
     PROSPECTUS, IS PROVIDED ON IPO.COM. WE REISSUE THE PRIOR COMMENT TO
     DESCRIBE ALL ARRANGEMENTS WITH THIRD PARTIES TO HOST OR ACCESS YOUR
     PRELIMINARY PROSPECTUS ON THE INTERNET.

     Response: We refer the Staff to our previous response to prior comment No.
     42 which describes the only arrangement that we or the underwriters
     currently have with any third party to host or access the preliminary
     prospectus on the Internet. Neither we nor the underwriters have any
     arrangements with IPO.com or any third party other than NetRoadShow.com as
     previously described. Any information contained on IPO.com's Web site or
     any other third party's Web site other than NetRoadShow.com has not been
     made available at our request or with our permission.

PRIOR COMMENT NO. 43

17. Comment: PROVIDE US WITH THE PERCENTAGE OF THE SHARES REGISTERED IN THIS
     OFFERING THAT WILL BE RESERVED FOR THE DIRECTED SHARE PROGRAM. WE MAY HAVE
     FURTHER COMMENTS.

     Response: We supplementally advise the Staff that at this time we expect to
     reserve 7% to 10% of the offering for distribution under our directed share
     program.

18. Comment: DESCRIBE ANY LOCK-UP ARRANGEMENTS WITH PURCHASERS OF SHARES IN THE
     DIRECTED SHARE PROGRAM.

     Response: Neither the Company nor the underwriters have entered into or
     plan to enter into any lock-up arrangements with any participant in the
     directed share program, other than employees who have already executed
     lock-up agreements as described in the prospectus.

PRIOR COMMENT NO. 44

19. Comment: SUPPLEMENTALLY ADVISE US:

     (1) OF THE POTENTIAL SIZE OF THE SYNDICATE SHORT POSITION (I.E. 20% TO
          30%);

<Page>

Securities and Exchange Commission
June 2, 2000
Page 7

    (2) WHETHER THE PURCHASERS OF SHARES IN THE SHORT SALES ARE ENTITLED TO
        THE SAME REMEDIES UNDER THE FEDERAL SECURITIES LAWS AS ANY OTHER
        PURCHASER OF SHARES COVERED BY THE REGISTRATION STATEMENT.

    Response: We supplementally advise the Staff that Deutsche Bank Securities
    Inc. has advised us that although Deutsche Bank Securities Inc. will be
    authorized to create a syndicate short position of up to 20% of the
    offering under the terms of its Master Agreement Among Underwriters, the
    syndicate short position in practice will not exceed the size of the
    over-allotment option which is 15% of the offering. Those purchasers who
    are sold shares in a short transaction which are obtained by the
    underwriters through the exercise of their over-allotment option would
    receive underwritten shares with the same remedies under the federal
    securities laws as any other shares covered by the registration statement.
    With respect to purchasers who are sold shares in a short transaction which
    are obtained in the open market, we refer the Staff to our previous
    response to prior comment No. 44 in which we note that we are not aware of
    any dispositive judicial decision which holds that a purchaser of shares
    that the underwriters acquired in the open market is entitled to the same
    remedies under the federal securities laws as a purchaser of registered
    shares that the underwriters acquired directly from the issuer. We
    acknowledge that the issue is not free from doubt and that there may be
    remedies available under the federal securities laws for purchasers of
    shares that the underwriters acquired in the open market.

EXHIBITS

PRIOR COMMENT NO. 45

20. Comment: PLEASE AMEND YOUR REQUEST FOR CONFIDENTIAL TREATMENT AS SOON AS
    POSSIBLE, AS THIS REQUEST WILL NEED TO BE RESOLVED PRIOR TO EFFECTIVENESS,
    AND WE MAY HAVE FURTHER COMMENT.

    Response: We supplementally advise the Staff that the Company has filed an
    Amended Request for Confidential Treatment with the Commission, dated March
    17, 2000 and a supplemental letter to such Amended Request, dated June 2,
    2000.

<Page>

Securities and Exchange Commission
June 2, 2000
Page 8

ACCOUNTING COMMENTS

FAIR VALUE OF COMMON STOCK
JANUARY 1998 TO NOVEMBER 1998

21. Comment: IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 52 YOU NOTE THAT THE
     CONVERSION RATE OF THE SERIES B STOCK WAS 4 FOR 1. TELL US WHY THIS HAD NO
     EFFECT ON YOUR CONSIDERATION OF THE FAIR VALUE OF THE COMMON STOCK DURING
     THE ABOVE REFERENCED TIME PERIOD.

     Response: In September 1996, the Company sold 414,501 shares of Series B
     Convertible Preferred stock (Series B Preferred Stock) for approximately
     $4,145,000, and a warrant for the purchase of 100,000 shares of Series B
     Preferred Stock for $10 per share. Each share of Series B Preferred was
     convertible into four (4) shares of Common stock.

     In connection with the December 1998 financing the Series B Preferred Stock
     was converted into Series E Convertible Preferred stock ("Series E
     Preferred Stock). Both the stock and the warrant were converted on a 4 to 1
     basis. This resulted in 1,658,004 (414,501 x4) shares of Series E Preferred
     stock and a warrant to purchase 400,000 (100,000 x4) of Series E Preferred
     stock at $2.50 per share ($10.00 /4). The resulting Series E Preferred
     Stock is now convertible into Common stock on a one to one basis, thus
     convertible into the same number of shares of Common stock as the Series B
     Preferred Stock would have been.

     We referred you to our discussion in our response to your prior comment
     #51. The Company allocated the original proceeds between the preferred
     stock and warrant using the Black-Scholes model to value the warrant. This
     resulted, at the time, in an approximate value to the preferred stock of
     $2.06 per share, as adjusted for the conversion discussed above. The
     Company, at the time, valued its Common stock at $1.25 per share, a 40%
     discount from the preferred stock. Given the Series B Preferred Stock's
     liquidation preference, 8% dividend, and the Series A and B Preferred
     holder's 45% voting interest in the Company at the time, it was determined
     by management and the Company's Board of Directors that a 40% discount to
      the preferred value in September of 1996, was reasonable.

22. Comment: TELL US WHAT EVENT, OR EVENTS, HAPPENED IMMEDIATELY PRIOR TO THE
     SALE OF THE SERIES C STOCK THAT WOULD HAVE CAUSED THE FAIR VALUE OF THE
     COMMON STOCK TO MORE THAN DOUBLE FROM NOVEMBER 1998 TO DECEMBER 1998.

     Response: The Company has assumed the growth in the fair value of its
     Common stock from September 1996 (see response #21) through November 1998
     on a linear basis. This

= Document 12 == Page 9============= (PD 2-JUN-2000 02:48:44,MD 1-JUN-2000 23:19:05) [00PHI1086]SECLTR_1086-C=========2013999=====
=Primary 00PHI1087 ===Profile: CARESCIENCE,INC.   ==============================Client Document: ==
=KWATERS===chksum 539247===
<Page>

Securities and Exchange Commission
June 2, 2000
Page 9

        results in a fair value range of $2 - $2.45 during the period January 1998
        - November 1998. This required additional defined compensation of
        approximately $200,000, which would be amortized to expense through 2001,
        or approximately $50,000 per year from 1998 through 2001. This amount is
        not material to the Company's reported net loss in either 1998 or 1999
        (less than 2% of net loss) and is not expected to be material to the
        Company's results of operations for 2000 and 2001. Based on the above, we
        have made no adjustments to our financial statements.

JANUARY 1999 TO DECEMBER 1999

23. Comment: TELL US WHAT SPECIFIC SIGNIFICANT EVENT OCCURRED AT THE END OF
     SEPTEMBER 1999 AND IMMEDIATELY PRIOR TO THE ANNOUNCEMENT OF THE IPO THAT
     WOULD HAVE CAUSED THE FAIR VALUE OF THE STOCK PRICE TO TRIPLE AND THEN
     DOUBLE IN A PERIOD OF THREE MONTHS. WE NOTE THAT THERE WAS NO SIGNIFICANT
     CHANGE IN REVENUE GROWTH PATTERNS OR PROFITABILITY OF YOUR COMPANY.

     Response: Based on our discussions with the SEC staff, absent a clear
     third-party value (i.e., a capital transaction), the SEC staff would prefer
     to have some ramping of the common stock value during the specified period.
     We have, therefore, revised our deferred compensation computation to
     reflect the following common stock fair values which the Staff has agreed.

<Table>

<Caption>

QUARTER	FMV
<S>	<C>
Q1-99	$ 2.59
Q2-99	3.00
Q3-99	5.00
Q4-99	
10/1-10/31/99	7.22
11/1-11/7/99	10.00
11/8-12/31/99	11.25
Q1-00	12.00
Q2-00	15.00
7/1/99 IPO	15.00

</Table>

See the attached revised analysis. Additional defined compensation expense has
been recorded based on the above values.

Securities and Exchange Commission
June 2, 2000
Page 10

COMBINED BALANCE SHEET

24. Comment: IT IS OUR POSITION THAT IF THE REDEMPTION OF EQUITY SECURITIES
     WILL OCCUR IN CONJUNCTION WITH THE OFFERING, THE FILING SHOULD INCLUDE A
     PRO FORMA BALANCE SHEET (EXCLUDING THE EFFECTS OF OFFERING PROCEEDS)
     PRESENTED ALONG SIDE OF THE HISTORICAL BALANCE SHEET GIVING EFFECT TO THE
     REDEMPTION.

     Response: We have prepared an unaudited pro-forma balance sheet at March
     31, 2000 to reflect the conversion of all Preferred Stock, the issuance and
     redemption for Common stock of the Series F Preferred Stock and the
     declaration of a dividend on the Series C, D and E Preferred Stock pursuant
     to the terms. The redemption in cash of the Series G Preferred Stock and
     the payment of the dividend have not been reflected since the Company did
     not have sufficient cash to make such payments.

PRIOR COMMENT NO. 48

25. Comment: WE NOTE THAT YOU ARE ORGANIZING YOUR BUSINESS BASED ON PRODUCT
     TYPE FOCUSED ON SEGMENTS OF THE HEALTHCARE INDUSTRY. WE ASSUME THAT THIS
     WILL REQUIRE THE FORMATION OF DIVISIONS, THE PURPOSE OF WHICH WILL BE TO
     ASSESS PERFORMANCE AND ALLOCATE RESOURCES. IF SUCH ASSESSMENT RESULTS IN
     DISCRETE INFORMATION, SUCH AS A MEASURE OF OPERATING PERFORMANCE (FOR
     EXAMPLE GROSS MARGINS) WE WOULD EXPECT SUCH DIVISIONS TO BE REPORTABLE
     SEGMENTS. CONFIRM TO US THAT IN THE FUTURE, YOU WILL PRESENT SUCH DIVISIONS
     AS REPORTABLE SEGMENTS.

     Response: In the future, as the Company grows, internal responsibilities
     are clearly established and internal financial reporting is created to
     support a division structure, the Company will revisit the requirements of
     segment reporting and will apply the applicable rules as required.

PRIOR COMMENT NO. 49

26. Comment: EXPLAIN TO US, AND REVISE TO DESCRIBE, WHETHER YOUR ACCOUNTING
     PRACTICES REGARDING INTERNAL USE SOFTWARE HAVE BEEN CONSISTENT WITH EITF
     00-2 SINCE ADOPTION OF SOP 98-1. IF NOT, EXPLAIN HOW THEY DIFFERED AND WHAT
     THE IMPACT WILL BE OF 00-2. IN ANY EVENT, EXPLAIN TO US IN BETTER DETAIL,
     WHY NO COSTS IN 1999 HAVE BEEN CAPITALIZED. TELL US EXACTLY WHAT THEY ARE
     AND PROVIDE SUPPORT FOR YOUR ACCOUNTING.

     Response: We refer you to our response to your prior comment #49.

Securities and Exchange Commission
June 2, 2000
Page 11

The Company's CaduCIS.com web-site is used by its customers to access the
Company's CaduCIS products. This web-site was developed prior to 1999. In
1999 and in the future, the Company's cost incurred related to this
web-site will be related to "Operating Stage", as described in EITF 00-02,
paragraph 9. Such costs are required to be expensed by the EITF 00-2. The
Company is currently in the early stages of developing two new web-sites
for its Care Exchange and CareScript products. These projects are being
funded by third parties under funded development arrangements. Any excess
costs over the funding agreements incurred related to these projects in the
Web Site Application and Infrastructure Development Stage, as described in
paragraph 5 of EITF 00-02 will be capitalized in future periods, if
material.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

27. Comment: THE FIRST SENTENCE, AT THE TOP OF THE PAGE, IS INCOMPLETE.

     Response: The first sentence on page F-9 has been completed by adding "the
     California Healthcare Foundation".

ACCOUNTANT'S CONSENT

28. Comment: FILE AN UPDATED ACCOUNTANT'S CONSENT WITH YOUR AMENDMENT.

     Response: An updated accounts consent has been filed with Amendment No. 2
     to the Registration Statement on Form S-1.

                                    * * *

<Page>

Securities and Exchange Commission
June 2, 2000
Page 12

If you have any questions with regard to these responses, need further
supplemental information, or would like to discuss any of the matters covered by
this letter, please contact me at 215-963-5072 or John F. Bales at 215-963-5478.
Our fax number is 215-963-5299.

Very truly yours,

David W. DiSabatino

cc: Mike Moran
      John Hartz
      Amy O'Brien
      Dr. David J. Brailer
      John F. Bales, III, Esq.
      John S. Pettibone, III, Esq.
      Leslie S. Cohn, Esq.
      James F. Scott, Esq.

</TEXT>
</DOCUMENT>

=END DOCUMENT 12 =================== (PD 2-JUN-2000 02:48:44)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ================================Client Document:
=KWATERS==
</TEXT>
</DOCUMENT>

=END SUBMISSION===================== (PD 2-JUN-2000 02:48:44)===2013999=====
=Primary 00PHI1087===Profile: CARESCIENCE,INC.   ==
=KWATERS==
</SUBMISSION>